Form 10KSB40, Exhibit 13
period 1998-12-31
TARPON COAST BANCORP INC
filed 1999-03-25
CIK 1048435

                                                                    EXHIBIT 13.1

1998 Annual Report to Shareholders


         TABLE OF CONTENTS

                                                                                                                    PAGE
         LETTER TO SHAREHOLDERS AND FRIENDS                                                                           1

         SELECTED FINANCIAL DATA                                                                                      2

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS                                                                3

         MARKET FOR COMMON STOCK                                                                                      7

         CONSOLIDATED BALANCE SHEETS                                                                                  8

         CONSOLIDATED STATEMENTS OF OPERATIONS                                                                        9

         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                                                             10

         CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                       11

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                                                  13

         INDEPENDENT AUDITORS' REPORT                                                                                31

         CORPORATE INFORMATION                                                                                       32




         ANNUAL MEETING
         The Annual Meeting of Shareholders will
         be held on Monday, April 26, 1999 at
         5:00 P.M. at the Best Western Waterfront
         Hotel in Punta Gorda, Florida

TO OUR SHAREHOLDERS AND FRIENDS:

It is with great pleasure and excitement that we present you with our first annual report. Since January 28, 1998, when we closed on our initial public offering of common stock, we have been working at a feverish pitch to open our banking subsidiary, Tarpon Coast National Bank, and generate deposit and loan relationships. To list all we accomplished during 1998 would prove exhaustive; however, there are certain key events, and achievements, which we wish to convey to you.

First and foremost, we obtained the Bank's charter, together with F.D.I.C. deposit insurance, on June 1st and opened our doors that very day in a modest, yet effective, modular banking facility. As featured on the cover of this Annual Report, we completed our permanent banking facility and opened the doors this past February. Expansion of our banking presence is already underway with the acquisition and planned construction of our first branch office to be located in the City of North Port, Sarasota County, Florida, which is scheduled to open in temporary facilities this coming June. The Branch's permanent facility is expected to be ready before year-end.

Founded in the tradition of a community bank, we are dedicated to friendly, personal service and to building relationships with our clients. From greeting each customer by name to providing you with innovative products and services, we take those extra steps necessary to provide the finest possible banking experience. In only the seven months during 1998 in which we were open, the Company has achieved total assets of $22.8 million, attracted over $12 million in customer deposits, and generated in excess of $10 million in loan demand of which $7.4 million had been funded by year-end. We believe this is a strong indicator of how our concept of commitment to customer service and community has been accepted in our target markets.

While we lost $653,000 during the year, it is important to note that $130,000 of these losses were incurred during the organizational period to June 1, 1998. In addition, $154,000 has been set aside to build the Allowance for Possible Loan Losses ("Allowance") against which we have not had any losses to date. Further, the Allowance, which represents 2.09% of total loans, is substantially in excess of the peer-group average and reflects our conservative approach to managing the financial affairs of the Bank. This is borne out by the credit quality of our loan portfolio. At December 31, 1998, the Bank did not have any past-due or non-performing loans. We encourage you to read the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this report for more details on the overall financial performance of the Company.

We would be remiss if we failed to acknowledge our dedicated banking professionals and their enormous contribution to our successful beginnings. The management and staff of the Company and the Bank have performed at the highest level of commitment and excelled at implementing and executing our business plan and strategies. Without their dedication, the Bank would not have achieved its vision or its prospects for the future.

We must also recognize our Board of Directors who have invested countless hours to ensure that real shareholder value would be created. Through their experience and advice, together with their leadership roles in the community, this group has provided the impetus for our origins and our continued successes.

We encourage you to attend our first Annual Shareholders' Meeting, which will be held on Monday April 26, 1999 at 5:00 P.M. at the Best Western Waterfront Hotel, Punta Gorda, Florida. This is an opportunity for us to showcase the Company and the Bank, answer any questions you may have, to celebrate our accomplishments, and rededicate ourselves to similar efforts for the ensuing year. We intend to make the meeting as meaningful and lively as possible.

In closing, each of our directors, management and staff extends our heartfelt thanks to you for the tremendous support and assistance you have provided in turning a dream into the reality that is Tarpon Coast National Bank.

Sincerely,


/s/  Lewis S. Albert               /s/  Todd H. Katz


Lewis S. Albert                     Todd H. Katz
Chairman &                          Vice Chairman
Chief Executive Officer             & President

SELECTED FINANCIAL DATA

The selected financial data of the Company presented below as of and for the years ended December 31, 1998 and 1997 have been derived from consolidated financial statements of the Company. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto.

                                                                                As of and for the
                                                                             Years Ended December 31,
                                                                             ------------------------
                                                                              (Dollars In Thousands)
                                                                               1998          1997
                                                                              -------       ------
SUMMARY OF FINANCIAL CONDITION:
Total assets                                                                  $22,837        $ 245
Total cash and cash equivalents                                                 4,691           75
Securities available for sale                                                   8,652           --
Loans receivable, net of allowance for loan losses                              7,213           --
Total deposits                                                                 12,202           --
Total shareholders' equity                                                     10,141         (170)
Average shareholders' equity                                                   10,128           --
Average total assets                                                           13,181           --

SUMMARY OF OPERATING RESULTS:
Total interest and dividend income                                                691           --
Total interest expense                                                            132           --
Net interest income                                                               559           --
Provision for loan losses                                                         154           --
Total non-interest income                                                          18           --
Total non-interest expense                                                      1,076          171
Income (loss) before income taxes                                                (653)        (171)
Income tax expense                                                                 --           --
Net loss                                                                         (653)        (171)

SUPPLEMENTAL DATA:
Return on average total assets                                                  (4.95)%         --
Return on average shareholders' equity                                          (6.45)%         --
Net interest rate spread (1)                                                     4.23%          --
Net yield on average interest-earning assets (2)                                 4.96%          --
Net interest income to operating expenses (3)                                   55.69%          --
Average shareholders' equity to average total assets                            76.84%          --
Average interest-earning assets to average interest-bearing liabilities         4.1:1           --
Non-performing assets to total assets                                              --           --
Non-performing loans to total loan receivable                                      --           --
Allowance for loan losses to total loans receivable                              2.09%          --
Allowance for loan losses to non-performing loans receivable                       --           --
Basic and diluted loss per common share                                         $(.60)          --
Dividends declared per share                                                       --           --
Book value per share                                                               --           --
Number of offices                                                                   1           --

(1) Interest rate spread is calculated by subtracting average interest rate cost from average interest rate earned.
(2)      Net interest income divided by average interest earning assets.
(3)      Operating expenses consist of other expenses, less income taxes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Details regarding the Company's financial performance are presented in the following discussion, which should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Report.


INTRODUCTION

Tarpon Coast Bancorp, Inc. (the "Company") was formed in August 1997. However its primary operating subsidiary, Tarpon Coast National Bank (the "Bank") did not commence operations until June 1, 1998. Until that time, the Company's operations were limited to the organization of the Bank, and raising of its initial capital through the offering of $11,500,000 of its common stock.

As the Company did not commence its banking operations until June 1, 1998, financial condition and results of operations as of and for the year ended December 31, 1998 are not comparable to those as of and for the period ended December 31, 1997.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

FINANCIAL CONDITION
For the year ended December 31, 1998, the Company experienced growth in assets, loans and deposits. Total assets were $22,837,514, compared to $244,773 at year end 1997. This increase was due principally to the completion of the Company's common stock offering (the "Offering") which generated approximately $10.7 million in net proceeds together with an increase in customer deposits aggregating approximately $12.2 million. These funds were used to generate net loan demand of $7.4 million, while investment securities increased to $8.6 million. The remaining funds have been invested in overnight Federal Funds sold of $3.7 million and to fund the Bank's $2.1 million investment in premises and equipment and for other operating purposes. Total earning assets increased to $19.7 million at December 31, 1998.

RESULTS OF OPERATIONS
Interest income increased to $691,000 for 1998 compared to $0 for 1997. Interest income for 1998 included $165,000 of interest earned on escrowed Offering proceeds during its organizational period to June 1, 1998. Average yields on average earning assets were 6.62% for 1998. Interest and fees on loans were $149,000 for the year for an average yield of 9.86%; interest on investment securities for the period was $234,000 for an average yield of 5.98%; and interest on Federal Funds sold was $143,000 for an average yield of 5.67%.

Interest expense increased to $132,000 for 1998 as compared to $0 for 1997 of which $128,000 pertained to interest-bearing deposits and $4,000 to customer repurchase agreements. The average rate paid on interest-bearing liabilities was 3.21% in 1998.

Net interest income increased to $559,000 for 1998 as compared to $0 for 1997. The net interest margin for 1998 was 4.92%.

Non-interest income for 1998 increased to $18,000 as compared to $0 for 1997. The increase resulted primarily from commencement of its banking operations, deposit activity and the expansion of fee generating services.

Total non-interest expense increased to $1,076,000 for 1998 compared to $171,000 for 1997. Salaries and benefits expense represented the area of greatest change, increasing from $0 in 1997 to $571,000 in 1998. Full-time equivalent employees increased from 0 at December 31, 1997 to 13 at December 31, 1998 in response to the commencement of the Company's banking operations. Total assets per full-time equivalent employee were $1,757,000 at December 31, 1998. The remaining increase in non-interest expenses was represented principally by occupancy and equipment expenses of $228,000 for 1998 as compared to $0 for 1997.

The provision for possible loan losses for 1998 increased to $154,000 and initially has been established at a rate of 1.5% of outstanding loans and unfunded loan commitments. While management believes that the credit quality of the portfolio has not been diminished, because of the lack of historical loss rates, a general reserve of 1% together with a 0.5% reserve for potential Year 2000 credit risk has been established.

LOAN PORTFOLIO
Management believes that general economic conditions in the Company's operating area, including the real estate market, continue to be healthy due to the growth in the area's population and demand for property and services. Accordingly, there was substantial demand for consumer and commercial loans during 1998 as loans increased to $7.4 million at December 31, 1998. At December 31, 1998, commercial loans represented 77.9% of total loans; residential real estate loans represented 7.4% loans; lines of credit 0.9%; and consumer loans were 13.8%. Commercial seasonal lending activity is focused on short-term working capital loans and commercial real estate term loans. The Company generally does not seek to purchase or participate in loans of other institutions due to the adequacy of demand in its operating area. The Company did not have any non-performing or non-accruing loans during the course of 1998. There were no loans that would represent troubled debt restructurings at December 31, 1998.

DEPOSITS
Total deposits increased to $12.2 million at December 31, 1998. The change was realized primarily in interest bearing deposits, which increased to $10 million while non-interest bearing deposits increased to $2.2 million. At December 31, 1998, time deposits represented 59% of total deposits. Other interest bearing deposits represented 23% of total deposits.

CAPITAL RESOURCES AND LIQUIDITY
Management of the Company has developed a strategic initiative that provides for the expansion of its banking operations into new primary service areas, as well as continued expansion of its market share in its existing market. In this regard, certain initial outlays are required to fund the opening of branch facilities, including investment in premises and equipment, staffing and promotional activities. While it is anticipated that interest income will increase commensurate with interest expense upon the attraction of deposits, non-interest expenses will generally be disproportionately higher until such time as the volume of deposits and earning assets generate net interest income and service fees sufficient to cover these costs. Management's philosophy in each instance of expansion is to attract deposit relationships through the offering of competitive rates, terms and service convenience, including the promotion of higher than market rate time deposits. As it is the Company's philosophy to consider the investment portfolio principally as a source of liquidity, deposit growth, except to the extent necessary to maintain such liquidity, is generally utilized to fund the higher yielding loan portfolio, particularly commercial and consumer lending. In addition, it is management's practice to maintain the Company's "well capitalized" status under regulatory guidelines when planning its expansion activities.

Consistent with the objective of operating a sound financial organization, the Company maintains high capital ratios. Regulatory agencies including the Office of the Comptroller of the Currency and the Federal Reserve Bank have approved guidelines for a risk-based capital framework that makes capital requirements more sensitive to the risks germane to each individual institution. The guidelines require that total capital of 8% be held against total risk-adjusted assets. At December 31, 1998, the Company's Tier I capital ratio was 83.06%, total risk-based capital ratio was 84.26% and the leverage ratio was 76.83%.

The Company's ability to satisfy demands for credit, deposit withdrawals and other corporate needs depends on its level of liquidity. The Company utilizes several means to manage its liquidity. Traditionally, increases in deposits are sufficient to provide adequate levels of liquidity; however, if needed, the Company has approved extensions of credit available from correspondent banks, sources for loan sales and primarily short-term investments that could be liquidated if necessary. While the Company has not had a need to utilize these sources of liquidity, it continues to maintain their availability on a contingent basis.

INTEREST SENSITIVITY
The following is a combined maturity and repricing analysis of rate-sensitive assets and liabilities as of December 31, 1998.

                                             0-90        91-180       181-365       OVER
                                             DAYS         DAYS         DAYS        1 YEAR           TOTAL
                                            ------       ------       ------      --------         -------
Interest Earning Assets:
     Federal Funds Sold                     $3,700       $   --       $   --       $    --         $ 3,700
     Investment Securities                      --           --        3,873         4,779           8,652
     Loans                                     208          485          739         5,935           7,367
                                            ------       ------       ------       -------         -------
         Total Interest Earning Assets       3,908          485        4,612        10,714          19,719
                                            ------       ------       ------       -------         -------
Interest Bearing Liabilities                 3,596          931        5,029           893          10,449
                                            ------       ------       ------       -------         -------
Excess (Deficiency) of Rate
     Sensitive Assets Less Rate
     Sensitive Liabilities                  $  312       $ (446)      $ (417)      $ 9,821         $ 9,270
                                            ======       ======       ======       =======         =======
Excess (Deficiency) as a
     Percentage of Earning Assets             1.58%       -2.26%       -2.11%        49.80%          47.01%
Cumulative Excess (Deficiency)              $  312       $ (134)      $ (551)      $ 9,270
                                            ======       ======       ======       =======
Cumulative Excess (Deficiency)
     As a Percentage of
     Earning Assets                           1.58%       -0.68%       -2.79%        47.01%


The objective of interest-sensitivity management is to minimize the risk associated with the effect of interest rate changes on net interest margins while maintaining net interest income at acceptable levels. Managing this risk involves monthly monitoring of the interest-sensitive assets relative to interest-sensitive liabilities over specific time intervals. All assets and liabilities are evaluated as maturing at the earlier of repricing date or contractual maturity date. While liabilities without specific terms such as money market, NOW and savings accounts are generally considered core deposits for liquidity purposes, they are deemed to reprice immediately for purposes of interest rate sensitivity analysis. Except for the Company's "Treasure Checking" which is tied to the 13 week U.S. Treasury auction rate, management subjectively sets rates on each of these accounts.

At December 31, 1998, the Company had $6.1 million in interest-sensitive assets compared to $9.6 million in interest-sensitive liabilities (of which $2.9 million were considered core deposits) that will mature or reprice within a year.

A negative gap position is indicative of a bank which has a greater amount of interest-sensitive liabilities repricing (or maturing) than it does interest-sensitive assets, in a given time interval. In this instance, the impact on net interest income would be positive in a declining rate environment and negative if rates were rising. Conversely, a positive gap position represents a greater amount of interest-sensitive assets repricing (or maturing). Thus, an increase in rates would positively impact net interest income, as the yield on earning assets would increase prior to the increase in the cost of interest-bearing liabilities. The impact on net interest income described above is general, as other factors would additionally maximize or minimize the effect. For example, a change in the prime interest rate could effect an immediate change to rates on prime related assets, whereas a liability which reprices according to changes in Treasury rates might (1) lag in the timing of the change and (2) change rates in an amount less than the change in the prime interest rate.

Management believes that the current balance sheet structure of interest-sensitive assets and liabilities does not represent a material risk to earnings or liquidity in the event of a change in market rates.

PROPOSED EXPENDITURES
At December 31, 1998, the Company was in the final stages of completion of its main banking facility. Expenditures required to complete and equip the facility are estimated at approximately $604,000 at December 31, 1998. The Company took occupancy in February 1999. The Company holds .82 acres of land to serve as a branch site in the City of North Port, Sarasota County Florida. The Company has not as yet determined the amount of expenditures necessary to convert the site to a branch bank, which is scheduled for completion in the forth quarter of 1999.

IMPACT OF YEAR 2000 MATTERS
The year 2000 issue arises from the historical practice of utilizing a two-digit field rather than a four-digit field to define the applicable year. As a result, date-sensitive software and/or hardware may result in systems failures or other disruptions in operations and impede normal business activities. Regulatory agencies to the financial institutions industry have established policies and procedures which commercial banks are to follow in the identification, modification, and validation of systems deemed mission critical.

In accordance with these guidelines, the Company has developed a comprehensive plan which management believes will result in the timely identification and, where applicable, modification and validation of affected systems and hardware in advance of December 1999. The Company has completed a top-down assessment of its mission critical and other systems and is currently in the validation phase for all Year 2000 critical dates through March 2000. Designated critical dates subsequent to March 2000 will be verified for compliance before July 1999.

Recognizing the potential for credit and liquidity risks that the Year 2000 issue may impose on the Company's significant borrowers and depositors, the Company has implemented an assessment process utilizing a checklist system to identify potential exposures to the Company should there be a failure by its key customers to identify and remediate their own Year 2000 issues. There is also a process to provide for regular reassessments of such risks in those circumstances where a high potential for exposure is deemed to exist. The Company has set aside $51,000 as additional reserves to contemplate possible losses stemming from customer failures.

Vendors which provide services key to the continuing operations of the Bank have been asked to provide status reports as to their status of their readiness. For those vendors who have indicated that they are Year 2000 compliant and do not represent mission critical suppliers, no further action is being contemplated. For those with mission critical implications, the Company is performing independent testing to verify the validity of their assertions. All vendors significant to the continuing operations of the Bank have advised that they expect to be Year 2000 compliant prior to December 1999. Should these vendors not demonstrate their ability to achieve compliance prior July 1999, the Company will seek alternatives in accordance with its contingency plan, which may include replacement vendors who are Year 2000 compliant.

As the Company commenced its banking operations on June 1, 1998, the initial investment in systems and programs contemplated Year 2000 issues and compliance. Accordingly, it is not anticipated that the Company will require the outlay of any significant expenditures to ensure Year 2000 compliance for that which is processed on premises. As the Bank utilizes a third-party service center to process its core banking applications, the costs of compliance are being borne by the vendor, compliance with which are being monitored by the Company as discussed above.

The Company has developed a contingency plan which would be implemented should there be a failure to achieve Year 2000 compliance for its systems and programming. For each mission critical system, the Company has identified alternative procedures to achieve a successful resumption of its banking operations in case its systems, or those of its mission critical vendors, fail, including developing a manual process for implementing the system and identifying alternative vendors.

Ultimately, the potential impact of the Year 2000 issue will depend not only on the remedial efforts the Company undertakes, but also on the way in which this issue is addressed by governmental agencies, other business, and other entities who provide date to the Company, receive data from the Company, or whose financial condition of operational capability is important to the Company, such as vendors or customers. At worst, customers and vendors may face severe interruption in their operations, which may cause borrowers to become unable to service their loans with the Bank. The Company may also find that it must replace non-compliant vendors together with the associated costs of conversion and price considerations. Management cannot currently determine the financial effect on the Company if significant customer and/or vendor remediation efforts are not resolved in a timely manner.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company's Common Stock was held by approximately 1,014 registered holders of record as of February 25, 1999, and is quoted on the OTC Bulletin Board under the symbol "TCBA." To date there has been no regular and liquid market for the common stock, and there can be no assurance that a regular and liquid trading market will develop in the foreseeable future.

The following table shows, for the periods indicated, the high and low bid quotations per share of transactions in the Company's common stock as quoted on the OTC Bulletin Board since January 28,1998 (the date the Company's common stock began trading). Certain other private transactions may have occurred during the periods indicated of which the Company has no knowledge. The following prices represent inter-dealer prices without retail markups, markdowns or commissions.

                                       Per Share
                                       Bid Prices
                                -----------------------
1998                             High              Low
----                            ------           ------
1st Quarter                     $15.00           $10.25
2nd Quarter                     $17.00           $15.12
3rd Quarter                     $15.75           $13.00
4th Quarter                     $15.00           $10.00

No cash or other dividends were declared or paid during the fiscal years ended December 31, 1998 or 1997. The Company expects that all Company and Bank earnings, if any, will be retained to finance the growth of the Company and the Bank and that no cash dividends will be paid for the foreseeable future.

                           CONSOLIDATED BALANCE SHEETS

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1998 and 1997


                                       ASSETS
                                                                                      1998                  1997
                                                                                 ------------           ------------

Cash and due from banks                                                          $    990,881           $     74,580
Federal funds sold                                                                  3,700,000                      0
                                                                                 ------------           ------------
                                 TOTAL CASH AND CASH EQUIVALENTS                    4,690,881                 74,580
                                                                                 ------------           ------------

Securities available for sale - NOTE B                                              8,652,487                      0

Loans - NOTE C                                                                      7,367,382                      0
Less:
  Allowance for loan losses - NOTE C                                                 (154,000)                     0
                                                                                 ------------           ------------
                                                       NET LOANS                    7,213,382                      0
                                                                                 ------------           ------------

Premises and equipment - NOTE D                                                     2,149,409                 96,040
Accrued interest receivable                                                            98,552                      0
Other assets                                                                           32,803                 74,153
                                                                                 ------------           ------------
                                                                                 $ 22,837,514           $    244,773
                                                                                 ============           ============


                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Deposits - NOTE E                                                                $ 12,202,388           $          0
Federal funds purchased and securities
  sold under agreements to repurchase - NOTE F                                        446,583                      0
Other borrowings                                                                            0                365,835
Accrued interest payable                                                               22,845                      0
Accrued expenses and other liabilities                                                 24,244                 48,763
                                                                                 ------------           ------------
                                               TOTAL LIABILITIES                   12,696,060                414,598
                                                                                 ------------           ------------

Commitments and contingencies - NOTE H

Stockholders' Equity (Deficit) - NOTE K:
  Preferred stock, no par value, 2,000,000 shares
    authorized, no shares issued and outstanding                                            0                      0
  Common stock, par value $.01 per share,
    10,000,000 shares authorized, 1,182,151 and 100
    shares issued and outstanding, respectively                                        11,821                      1
  Additional paid-in capital                                                       10,940,915                    999
  Accumulated deficit                                                                (824,268)              (170,825)
  Accumulated other comprehensive income                                               12,986                      0
                                                                                 ------------           ------------
                            TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                   10,141,454               (169,825)
                                                                                 ------------           ------------
                                                                                 $ 22,837,514           $    244,773
                                                                                 ============           ============


           See accompanying notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

          Year ended December 31, 1998 and the period from May 1, 1997
                    (date of inception) to December 31, 1997


                                                                                     1998                   1997
                                                                                 ------------           ------------
INTEREST INCOME
  Interest and fees on loans                                                     $    148,513           $          0
  Interest on securities and other                                                    399,355                      0
  Interest on federal funds sold                                                      142,785                      0
                                                                                 ------------           ------------
                                     TOTAL INTEREST INCOME                            690,653                      0
                                                                                 ------------           ------------

INTEREST EXPENSE
  Interest on deposits                                                                127,591                      0
  Interest on other borrowings                                                          4,314                      0
                                                                                 ------------           ------------
                                    TOTAL INTEREST EXPENSE                            131,905                      0
                                       NET INTEREST INCOME                       ------------           ------------
                                                                                      558,748                      0
  Provision for loan losses                                                          (154,000)                     0
                                                                                 ------------           ------------
                       NET INTEREST INCOME AFTER PROVISION
                                           FOR LOAN LOSSES                            404,748                      0
NON-INTEREST INCOME
   Service charges, commissions and fees                                               18,287                      0
                                                                                 ------------           ------------
                                                                                      423,035                      0
                                                                                 ------------           ------------

NON-INTEREST EXPENSES
   Salaries and employee benefits - NOTE J                                            571,397                      0
   Occupancy expenses                                                                 170,630                      0
   Equipment rental, depreciation and
     maintenance                                                                       57,854                      0
   General operating - NOTES I AND N                                                  276,597                170,825
                                                                                 ------------           ------------
                                      TOTAL OTHER EXPENSES                          1,076,478                170,825
                                  LOSS BEFORE INCOME TAXES                       ------------           ------------
                                                                                     (653,443)              (170,825)

INCOME TAXES - NOTE G                                                                       0                      0
                                                                                 ------------           ------------
                                                  NET LOSS                       $   (653,443)          $   (170,825)
                                                                                 ============           ============

LOSS PER SHARE                                                                   $       (.60)
                                                                                 ============

WEIGHTED AVERAGE SHARES OUTSTANDING                                                 1,091,473
                                                                                 ============


           See accompanying notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

          Year ended December 31, 1998 and the period from May 1, 1997
                    (date of inception) to December 31, 1997



                                                                                     1998                    1997
                                                                                 ------------           ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                                      $   (653,443)          $   (170,825)
   Adjustments to reconcile net loss to net
   cash used in operating activities:
      Depreciation and amortization                                                   148,473                    962
      Provision for loan losses                                                       154,000                      0
      Increase in accrued interest
        receivable                                                                    (98,552)                     0
      (Increase) decrease in other assets                                              34,660                (74,153)
      Increase in accrued interest
         payable                                                                       22,845                      0
      Increase (decrease) in accrued expenses
        and other liabilities                                                         (24,519)                48,763
                            NET CASH USED IN OPERATING ACTIVITIES                ------------           ------------
                                                                                     (416,536)              (195,253)
                                                                                 ------------           ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Net increase in loans                                                           (7,367,382)                     0
   Purchases of securities available for sale                                      (9,580,357)                     0
   Proceeds from maturities of securities
    available for sale and principal collections                                      947,545                      0
   Purchases of premises and equipment                                             (2,201,842)               (97,002)
                                                                                 ------------           ------------
                            NET CASH USED IN INVESTING ACTIVITIES                 (18,202,036)               (97,002)
                                                                                 ------------           ------------


           See accompanying notes to consolidated financial statements

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

          Year ended December 31, 1998 and the period from May 1, 1997
                    (date of inception) to December 31, 1997


                                                                                     1998                   1997
                                                                                 ------------           ------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase in deposits                                                      $ 12,202,388           $          0
   Proceeds from (repayment of) organizer advances                                    (44,350)               365,835
   Net increase in securities sold under
     agreement to repurchase                                                          446,583                      0
   Net proceeds from issuance of common stock                                      10,630,252                  1,000
                                                                                 ------------           ------------
                NET CASH PROVIDED BY FINANCING ACTIVITIES                          23,234,873                366,835
                                                                                 ------------           ------------

                NET INCREASE IN CASH AND CASH EQUIVALENTS                           4,616,301                 74,580

CASH AND CASH EQUIVALENTS
    Beginning of period                                                                74,580                      0
                                                                                 ------------           ------------
    End of period                                                                $  4,690,881           $     74,580
                                                                                 ============           ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Cash paid during the year for:

    Interest                                                                     $    109,060           $          0
                                                                                 ============           ============

    Noncash Transactions:

      Settlement of organizer advances in exchange
        for issuance of common stock                                             $    321,485           $          0
                                                                                 ============           ============

      Unrealized increase in fair value
       on securities available for sale                                          $     19,676           $          0
                                                                                 ============           ============


           See accompanying notes to consolidated financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1998 and 1997



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Consolidation:
         Tarpon Coast Bancorp, Inc. (the Company) was incorporated under the laws of the state of Florida on August 7, 1997. The Company is the successor entity to Gulf Coast Community Partners, organized on May 1, 1997 as a general partnership. The Company's activities prior to June 1, 1998 were limited to the organization of Tarpon Coast National Bank, (the Bank), as well as preparation for a $10,000,000 common stock offering (the Offering). On June 1, 1998, the Company and the Bank emerged from the development stage and began operations.

         The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiary, Tarpon Coast National Bank. All significant intercompany balances and transactions have been eliminated.

Nature of Operations:
         The Bank operates under a national bank charter and provides full banking services within the Port Charlotte and Punta Gorda, Florida area at one banking facility. As a national bank, it is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation.

Use of Estimates:
         The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:
         Cash, demand balances due from banks and federal funds sold are considered cash and cash equivalents for cash flow reporting purposes. Generally, federal funds are sold for one-day periods.

Investment Securities:
         Debt securities for which the Bank has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Securities are classified as trading securities if bought and held principally for the purpose of selling them in the near future. No investments are held for trading purposes. Securities not classified as held to maturity are classified as available for sale, and reported at fair value with unrealized gains and losses excluded from earnings and reported net of tax as a separate component of stockholders' equity until realized. Other investments, which include Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost as such investments do not have readily determinable fair values.

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Securities (Continued):

         Realized gains and losses on sales of investment securities are determined by specific identification of the security sold. Declines in value of investment securities judged to be other than temporary are recognized as losses in the statement of income.

         Loans:
         Loans are stated at the principal amount outstanding, net of unearned income and an allowance for loan losses. Interest income on all loans is accrued based on the outstanding daily balances.

         Management has established a policy to discontinue accruing interest (non-accrual status) on a loan after it has become 90 days delinquent as to payment of principal or interest unless the loan is considered to be well collateralized and the Bank is actively in the process of collection. In addition, a loan will be placed on non-accrual status before it becomes 90 days delinquent if management believes that the borrower's financial condition is such that collection of interest or principal is doubtful. Interest previously accrued but uncollected on such loans is reversed and charged against current income when the receivable is estimated to be uncollectible. Interest income on non-accrual loans is recognized only as received.

         Nonrefundable fees and certain direct costs associated with originating or acquiring loans are recognized over the life of related loans on a method that approximates the interest method. For the year ended December 31, 1998, the net amount of fees and direct costs were not deferred to be recognized over the life of the loan but were expensed in the consolidated statements of operations. The net amount of direct loan fees and costs expensed is not materially different from the amounts which normally would have been deferred. The Bank intends to begin deferring net fees and costs during 1999.

Allowance for Loan Losses:
         The determination of the balance in the allowance for loan losses is based on an analysis of the loan portfolio and reflects an amount which, in management's judgment, is adequate to provide for probable loan losses after giving consideration to the growth and composition of the loan portfolio, current economic conditions, past loss experience, evaluation of potential losses in the current loan portfolio and such other factors that warrant current recognition in estimating loan losses.

         Loans which are considered to be uncollectible are charged-off against the allowance. Recoveries on loans previously charged-off are added to the allowance.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses (Continued):
         Impaired loans are loans for which it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Impairment losses are measured by the present value of expected future cash flows discounted at the loan's effective interest rate, or, as a practical expedient, at either the loan's observable market price or the fair value of the collateral. Interest income or impaired loans is recognized only as received.

Premises and Equipment:
         Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the depreciable assets. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is less.

Income Taxes:
         Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.

         The Company and the Bank file a consolidated tax return.

New Accounting Pronouncements:
         Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 does not require a specific format for the financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in the financial statement. Additionally, SFAS 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Other comprehensive income was comprised solely of the change in unrealized gain
(loss) on available for sale investment securities.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1998 and 1997



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings Per Share:
         In March 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share" (SFAS No. 128). SFAS No. 128 establishes standards for computing and presenting earnings per share (EPS) and applies to all entities with publicly held common stock or potential common stock. Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilutive securities that could share in the earnings. The Company adopted the requirements of SFAS No. 128 in the year ended December 31, 1998.

Stock Options:
         The Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." As permitted under this standard, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees" in accounting for its stock options and other stock-based employee awards. Pro forma information regarding net income and earnings per share, as calculated under the provisions of SFAS 123, are disclosed in Note K.


NOTE B - SECURITIES

         The amortized cost, unrealized gains and losses and estimated fair value of available for sale investment securities shown in the consolidated balance sheets of the Company at December 31, 1998 are as follows:


                                                      GROSS UNREALIZED          ESTIMATED
                                        AMORTIZED     ----------------            FAIR
                                          COST        GAINS     LOSSES            VALUE
                                       ----------     ------    ------         ----------
      Mortgage-backed securities
       of U.S. Government Agencies     $3,847,502     $ 7,978   $  130         $3,855,350
      U.S. Treasury securities and
       other U.S. agency obligations    4,503,609      11,828        0          4,515,437
      Federal Home Loan Bank Stock         41,700           0        0             41,700
      Federal Reserve Bank Stock          240,000           0        0            240,000
      Totals                           ----------     -------   ------         ----------
                                       $8,632,811     $19,806   $  130         $8,652,487
                                       ==========     =======   ======         ==========


                   TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1998 and 1997



NOTE B - SECURITIES (CONTINUED)

         Expected maturities of investment securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Periodic payments are received of mortgage-backed securities based on the payment patterns of the underlying collateral. Maturities of mortgage-based securities are included below based on their expected average life of similar investments as determined by the Bank's portfolio and analysis servicer. As of December 31, 1998, the amortized cost and estimated fair value of investment securities available for sale, by contractual maturities, are as follows:



                                                        ESTIMATED
                                         AMORTIZED        FAIR
                                           COST           VALUE
                                       ------------   -------------

Due within one year                    $  3,870,010   $  3,873,433
Due after one through
  five years                              3,481,101      3,496,403
Due after five through
  ten years                               1,000,000      1,000,951
                                       ------------   ------------
                                          8,351,111      8,370,787

Federal Home Loan Bank                       41,700         41,700

Federal Reserve Bank                        240,000        240,000
                                       ------------   ------------
Totals                                 $  8,632,811   $  8,652,487
                                       ============   ============


         Investment securities with an amortized cost and fair value of $4,368,395 and $4,372,632, respectively, at December 31, 1998, were pledged to secure public deposits.


NOTE C - LOANS


         The composition of loans at December 31, 1998 is as follows:

          Commercial                                      $  5,744,852
          Real estate                                          552,113
          Lines of credit                                       53,413
          Consumer                                           1,017,004
                                                          ------------
          Total                                           $  7,367,382
                                                          ============

         The majority of the Company's lending activities are conducted principally with customers located in the Port Charlotte and Punta Gorda, Florida area. Commercial loans are primarily extended to small and mid-sized corporate borrowers in service and manufacturing related industries. Although the Bank's loan portfolio is diversified, a significant portion of its loans are collateralized by real estate. Therefore, the Bank could be susceptible to economic downturns and natural disasters.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1998 and 1997



NOTE C - LOANS (CONTINUED)

         The Bank had no loans on nonaccrual as of December 31, 1998 and 1997.

         The activity in the allowance for loan losses for the year ended December 31, 1998 is as follows:

Balance at beginning
of year                                                   $       0
Provision charged to
 operations                                                 154,000
Charge-offs                                                       0
Recoveries                                                        0
                                                          ---------
Balance at end of year                                    $ 154,000
                                                          =========


NOTE D - PREMISES AND EQUIPMENT

         Premises and equipment at December 31, 1998 and 1997 consist of the following:

                                                                 1998              1997
                                                             -----------         --------
Land and land improvements                                   $ 1,274,391         $      0
Motor vehicles                                                    20,844                0
Leasehold improvements                                           106,492                0
Furniture, fixtures and equipment                                109,075                0
EDP equipment and software                                       176,273           13,151
Construction in progress                                         611,769           83,851
                                                             -----------         --------
                                                               2,298,844           97,002
Less accumulated depreciation                                    149,435              962
                                                             -----------         --------
                                       Totals                $ 2,149,409         $ 96,040
                                                             ===========         ========

         Depreciation expense was $148,473 and $962 for the year ended December 31, 1998 and the period from May 1, 1997 (date of inception) to December 31, 1997, respectively.


NOTE E - DEPOSITS

         Deposits at December 31, 1998 are comprised of the following:

Interest-bearing:
  Money market                                             $    208,569
  Negotiable order of withdrawal accounts                     1,550,698
  Savings                                                     1,105,241
Certificates of deposit:
  Less than $100,000                                          5,772,239
  $100,000 or more                                            1,366,445
                                                           ------------
                                                             10,003,192
Demand (non-interest-bearing)                                 2,199,196
                                                           ------------
Total                                                      $ 12,202,388
                                                           ============


                   TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1998 and 1997



NOTE E - DEPOSITS (CONTINUED)

         The maturities on certificates of deposit of $100,000 or more as of December 31, 1998 are as follows:


Three months or less                                       $         0
Over three months to six months                                301,434
Over six months to twelve months                               963,076
Over twelve months                                             101,935
                                                           -----------
Total                                                      $ 1,366,445
                                                           ===========

         The maturities on certificates of deposits as of December 31, 1998 are as follows:


1999                                         $ 6,213,043
2000                                             925,641
                                             -----------
Total                                        $ 7,138,684
                                             ===========


         Included in interest expense is $19,328 which relates to interest on certificates of deposit greater than $100,000.


NOTE F - SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE AND OTHER BORROWINGS

         The securities sold under agreements to repurchase (the repurchase agreement) have been accounted for as a financing and the obligation to repurchase the securities sold is reflected as a liability in the consolidated balance sheets. The repurchase agreements were transacted with various Bank customers and interest is payable monthly at varying rates (average rate of 4.17% at December 31, 1998) tied to the daily Federal Funds or the 13-week U.S. Treasury Bill rates. These agreements immediately terminate upon written notice by either party. Securities sold under agreement to repurchase averaged $1,475,932 during 1998 and the weighted average interest was 4.11% during 1998. The maximum amount outstanding at any month end under such agreement during 1998 was $3,540,755.


NOTE G - INCOME TAXES

         At December 31, 1998, the Bank assessed its earnings history and trend over the past year, its estimate of future earnings, and the expiration date of the net operating loss carryforward and determined that it is more likely than not that the deferred tax assets will not be realized in the near term. Accordingly, a valuation allowance is recorded at December 31, 1998.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1998 and 1997



NOTE G - INCOME TAXES (CONTINUED)

         The components of deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are as follows:


                                                                       1998             1997
                                                                    ---------         --------

        Deferred tax assets:
            Net operating loss carryforwards                        $  50,510         $      0
            Allowance for loan losses                                  52,360                0
            Organizational and startup costs                          138,536           57,660
            Depreciation on premises and equipment                     33,198                0
            Other deductions deferred for income taxes                  8,374            2,140
                                                                    ---------         --------
                                                                      282,978           59,800
                                                                    ---------         --------
        Deferred tax liabilities:
            Unrealized gain in investment securities                    6,690                0
                                                                    ---------         --------

            Valuation allowance                                       276,288           59,800
                                                                    ---------         --------
        Deferred tax assets, net                                    $       0         $      0
                                                                    =========         ========

         At December 31, 1998, the Bank had a tax net operating loss carryforward of approximately $150,000 which expires in 2018.


NOTE H - COMMITMENTS AND CONTINGENCIES

         The Company has entered into an operating lease agreement for a temporary facility to house its main office location which expires in April 1999. Rent expense was $30,923 for 1998 related to this lease.

         Additionally, at December 31, 1998, the Company was in the final stages of completion of its main banking facility. Expenditures required to complete the facility are estimated at approximately $604,000 at December 31, 1998. The Company also holds .82 acres of land to serve as a branch site. The Company has not as yet determined the amount of expenditures necessary to convert the site to a branch bank.

         The Company and the Bank have entered into employment agreements expiring in 2000 with four senior officers providing for annual compensation aggregating approximately $331,500.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1998 and 1997



NOTE I - RETIREMENT PLAN

         The Company maintains a 401 (k) Retirement Plan (the Plan) to which eligible employees may contribute from 1% to 20% of their pay. The Company contributes to the Plan 50% of an eligible employee's deferral on the first 6% that the eligible employee defers, and may make discretionary contributions in excess of that amount based on the Company's profitability and approval of the board of directors. Employees are generally eligible to participate who have completed at least one year of service and have attained age 21. Employee contributions are 100% vested as amounts are credited to the employee's account. Company contributions become 20% vested when an employee has completed 1 year of service, and vest at a rate of 20% per year thereafter, fully vesting when an employee has completed 5 years of service. The Company made contributions to the Plan of $8,525 in 1998.


NOTE J - RELATED PARTY TRANSACTIONS

         The Bank has granted loans to executive officers and directors of the Bank and the Company and to associates of such executive officers and directors. Such loans were made in the ordinary course of business under normal credit terms and do not represent more than the normal risk of collection. The activity for these loans for 1998 is as follows:


          Loan balances at December 31, 1997                                           $         0
          New loans                                                                      1,221,309
          Repayments                                                                        68,264
                                                                                       -----------
          Loan balances at December 31, 1998                                           $ 1,153,045
                                                                                       ===========

         The Bank also has accepted deposits from employees, officers and directors of the Bank and the Company and from associates of such officers and directors. The deposits were accepted on substantially the same terms as those of other depositors. Such deposits amounted to approximately $1,037,885 at December 31, 1998.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1998 and 1997



NOTE K - STOCKHOLDERS' EQUITY

         The Company has adopted an incentive stock option plan for certain of its employees and has authorized and reserved 125,000 shares of common stock for issuance under this plan.

         The Company applies APB 25 in accounting for its stock option plan described above. The option price under the stock option plan equals or exceeds the fair market value of the common shares on the date of grant and, accordingly, no compensation cost has been recognized under the provisions of APB 25 for stock options. Under SFAS 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the service (or vesting) period. Had compensation cost for the Company's stock option plan been determined under SFAS 123, based on the fair market value at the grant dates, the Company's proforma net loss and net loss per share would have been reflected as follows:


                                                                                          1998
                                                                                       -----------
              Net loss as reported                                                     $ (653,443)
              Proforma net loss                                                        $ (689,307)
              Net loss per share as reported                                           $     (.60)
              Proforma net loss per share                                              $     (.63)

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. Assumptions used in 1998 include: dividend yield of 0.00%, expected volatility of 35.34%, risk-free interest rate of 5.00% and expected lives of 10 years. At December 31, 1998, options for 6,350 shares were exercisable at an average price per share of $10.00. Options granted expire after 10 years and are exercisable in 10% increments annually. Transactions related to this stock option plan are as follows:


                                                                    OPTIONS           OPTION PRICE
                                                                  OUTSTANDING          PER SHARE
                                                                  -----------         ------------
         Balance December 31, 1997                                          0
         Granted                                                       63,500              $ 10.00
         Exercised                                                          0
         Forfeited                                                          0
                                                                  -----------         ------------
         Balance December 31, 1998                                     63,500              $ 10.00
                                                                  ===========         ============

         In connection with its initial offering of common stock, the Company granted to certain organizers of the Company warrants to purchase .34 shares of common stock (at an exercise price of $10.00 per share) for each share purchased by such organizers in the offering. The Warrants will vest in equal increments of 25% commencing on the date of grant and on each anniversary date thereafter until fully vested. Warrants may be exercised in whole or in part for $10.00 per share beginning on the date of grant and expiring 10 years after the grant date. The warrant agreement further provides for a call provision in the event the Bank is determined to require additional capitalization under supervisory order, and if not honored when called, will terminate at that time.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1998 and 1997



NOTE K - STOCKHOLDERS' EQUITY (CONTINUED)

         The Company has reserved 96,443 shares of its Common Stock for issuance thereunder.

         The approval of the Comptroller of the Currency is required for national banks to pay dividends in excess of earnings retained in the current year plus retained net profits for the preceding two years. As of December 31, 1998, no amount was available for distribution to the Company as dividends without prior regulatory approval.

         The Company and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

         The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:


                                                            Capital to risk-
                                                            weighted assets
                                                           -----------------                Tier 1 capital
                                                         Total            Tier 1           to average assets
                                                         ---------------------------------------------------
Well capitalized                                          10%               6%                    5%
Adequately capitalized                                     8%               4%                    4%
Undercapitalized                                           6%               3%                    3%

         The Company was considered well capitalized as of December 31, 1998.


         Management is not aware of any events or circumstances that have occurred since year-end that would change the Company's capital category.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1998 and 1997



NOTE K - STOCKHOLDERS' EQUITY (CONTINUED)

         At December 31, 1998, actual capital levels and minimum required levels were as follows (in thousands):


                                                                             Minimum Required
                                                           Minimum              To Be Well
                                                           Required         Capitalized Under
                                                         For Capital        Prompt Corrective
                                                           Adequacy               Action
                                     Actual                Purposes             Regulations
---------------------------------------------------------------------------------------------
                              Amount       Ratio     Amount       Ratio   Amount        Ratio
---------------------------------------------------------------------------------------------
Total capital (to risk
  weighted assets)
    Consolidated             $ 10,282      84.26%     $ 976       8.00%   $ 1,220      10.00%
    Bank                     $  7,119      60.28%     $ 945       8.00%   $ 1,181      10.00%
Tier 1 capital (to risk
  weighted assets)
    Consolidated             $ 10,128      83.06%     $ 488       4.00%   $   732       6.00%
    Bank                     $  6,965      58.98%     $ 472       4.00%   $   709       6.00%
Tier 1 capital (to
  average assets)
    Consolidated             $ 10,128      76.83%     $ 527       4.00%   $   659       5.00%
    Bank                     $  6,965      69.43%     $ 401       4.00%   $   502       5.00%


NOTE L - OFF-BALANCE SHEET RISK

         In the normal course of business, the Bank utilizes various financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit through loans approved but not yet funded, lines of credit and standby letters of credit. The credit risks associated with financial instruments are generally managed in conjunction with the Banks' balance sheet activities and are subject to normal credit policies, financial controls and risk limiting and monitoring procedures.

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include compensating balances, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1998 and 1997



NOTE L - OFF-BALANCE SHEET RISK (CONTINUED)

         Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Most guarantees expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral supporting these commitments for which collateral is deemed necessary is maintained by the Banks.

         Credit losses are incurred when one of the parties fails to perform in accordance with the terms of the contract. The Banks' exposure to off-balance sheet credit risk is represented by the contractual amount of the commitments to extend credit and standby letters of credit. At December 31, 1998, the Bank had commitments of approximately $4,329,000 for undisbursed portions of loans in process and unused portions of lines of credit. Commitments under standby letters of credit aggregated approximately $28,190 at December 31, 1998.


NOTE M - FAIR VALUES OF FINANCIAL INSTRUMENTS

         The following table presents the estimates of fair value of financial instruments as of December 31, 1998:


                                                                              1998
                                                                           ESTIMATED
                                                           CARRYING          FAIR
                                                            AMOUNT           VALUE
                                                         -----------      -----------
       Financial assets:
            Cash and cash equivalents                    $ 4,690,881      $ 4,690,881
            Securities available for sale                  8,370,787        8,370,787
            Net loans                                      7,213,382        7,213,382
            Accrued interest receivable                       98,552           98,552

          Financial liabilities:
            Deposits                                      12,202,389       11,922,028
            Short-term borrowings                          3,218,000        3,212,964
            Accrued interest payable                          22,845           22,845

          Off-Balance Sheet Credit Risk:
            Commitments to extend credit                   4,329,000        4,329,000
            Standby letters of credit                         28,190           28,190

                   TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1998 and 1997



NOTE M - FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

         Cash and cash equivalents: For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

         Securities: For securities available for sale fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

         Loans: The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

         Deposits: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity deposits is estimated by discounting future cash flows using rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefits that result from low-cost funding provided by the deposit liabilities compared to the cost of alternate sources of funds.

         Short-term borrowings: The carrying amounts for short-term borrowings approximate fair value for amounts that mature in 90 days or less. The fair value is estimated by discounting future cash flows using rates currently offered.

         Accrued interest: The carrying amounts of accrued interest receivable and accrued interest payable approximate their fair values.

         Off-balance sheet credit risk: The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customer. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1998 and 1997



NOTE M - FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

         The fair value estimates are presented for on-balance sheet financial instruments without attempting to estimate the value of the bank's long-term relationships with depositors and the benefit that results from low-cost funding provided by deposit liabilities. In addition, significant assets which are not considered financial instruments and are, therefore, not a part of the fair value estimates include office properties and equipment.


NOTE N - GENERAL OPERATING EXPENSES

         The following amounts comprise general operating expenses for the year ended December 31, 1998:


                                                                                      1998
                                                                                   ---------
          Stationery and supplies                                                  $  42,817
          Telephone                                                                   18,294
          Professional and outside service fees                                       94,446
          Advertising, marketing and public
            relations                                                                 34,908
          Professional dues                                                           13,561
          Insurance                                                                   32,854
          Automobile                                                                   2,728
          Other                                                                       36,989
                                                                                   ---------

          Totals                                                                   $ 276,597
                                                                                   =========

                   TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1998 and 1997



NOTE O - CONDENSED FINANCIAL INFORMATION

         The condensed financial information of Tarpon Coast Bancorp, Inc. (parent company only) as of December 31, 1998 and 1997 and for the year ended December 31, 1998 and the period from May 1, 1997 (date of inception) to December 31, 1997, is as follows:

         BALANCE SHEETS

                                                                                          DECEMBER 31
                                                                                 1998                      1997
                                                                            ------------                ---------
        Assets:
          Investment in and indebtedness of
                 subsidiary, at equity                                      $  6,978,489                $       0
          Cash and due from banks                                              2,771,417                   74,580
          Premises and equipment                                                 392,920                   96,040
          Other assets                                                                 0                   74,153
                                                                            ------------                ---------
                                                                            $ 10,142,826                $ 244,773
                                                                            ============                =========

        Liabilities:
             Accrued expenses and other liabilities                         $      1,372                $  48,763
             Advances from organizers                                                  0                  365,835

        Stockholders' equity (deficit):
             Preferred stock                                                           0                        0
             Common stock                                                         11,821                        1
             Additional paid-in capital                                       10,940,915                      999
             Accumulated deficit                                                (824,268)                (170,825)
             Accumulated other comprehensive income                               12,986                        0
                                                                            ------------                ---------
                        TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                  10,141,454                 (169,825)
                                                                            ------------                ---------
                                                                            $ 10,142,826                $ 244,773
                                                                            ============                =========

                   TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1998 and 1997



NOTE O - CONDENSED FINANCIAL INFORMATION (CONTINUED)

         STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT



                                                                               1998            1997
                                                                            ---------       ---------

         Income:
            Interest on indebtedness of Tarpon
                Coast National Bank                                         $  56,361       $       0
            Interest on investment securities
                and other                                                     165,393               0
                                                                            ---------       ---------
                                                TOTAL INCOME                  221,754               0
                                                                            ---------       ---------

         Expenses:
            Salaries and employee benefits                                          0          98,000
            General operating                                                  11,492          72,825
                                                                            ---------       ---------
                                              TOTAL EXPENSES                   11,492         170,825
                                                                            ---------       ---------
                 INCOME (LOSS) FROM OPERATIONS BEFORE INCOME
                             TAX AND EQUITY IN UNDISTRIBUTED
                                      NET LOSS OF SUBSIDIARY                  210,262        (170,825)

          Income taxes                                                              0               0
                                                                            ---------       ---------
                         LOSS BEFORE EQUITY IN UNDISTRIBUTED
                                      NET LOSS OF SUDSIDIARY                  210,262        (170,825)

          Equity in undistributed net loss
            of subsidiary                                                    (863,705)              0
                                                                            ---------       ---------
                                                    NET LOSS                 (653,443)       (170,825)

          Accumulated deficit:
            Beginning of period                                              (170,825)              0
                                                                            ---------       ---------

            End of period                                                   $(824,268)      $(170,825)
                                                                            =========       =========

                   TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1998 and 1997



NOTE O - CONDENSED FINANCIAL INFORMATION (CONTINUED)

         STATEMENTS OF CASH FLOWS


                                                                                1998                  1997
                                                                            -----------            ---------
         CASH FLOWS FROM OPERATING ACTIVITIES
             Net loss                                                       $  (653,443)           $(170,825)
             Adjustments to reconcile net loss
             to net cash provided by (used in)
             operating activities:
                 Equity in undistributed net
                   loss of subsidiary                                           863,705                    0
                 Depreciation of premises and
                   equipment                                                          0                  962
                 (Increase) decrease in other
                   assets                                                        74,120              (74,153)
                 Increase (decrease) in accrued
                   expenses and other liabilities                               (47,391)              48,763
                                                                            -----------            ---------
                               NET CASH PROVIDED BY (USED IN)
                                         OPERATING ACTIVITIES                   236,991             (195,253)
                                                                            -----------            ---------

         CASH FLOWS FROM INVESTING ACTIVITIES
             Investment in subsidiary banks                                  (7,733,135)                   0
             Purchases of premises and equipment                               (392,920)             (97,002)
                                                                            -----------            ---------
                        NET CASH USED IN INVESTING ACTIVITIES                (8,126,055)             (97,002)
                                                                            -----------            ---------


         CASH FLOWS FROM FINANCING ACTIVITIES
             Proceeds from issuance of common stock                          10,630,251                1,000
             Proceeds from (payments on) organizer advances                     (44,350)             365,835
                                                                            -----------            ---------
                                         NET CASH PROVIDED BY
                                         FINANCING ACTIVITIES                10,585,901              366,835
                                                                            -----------            ---------

                        INCREASE IN CASH AND CASH EQUIVALENTS                 2,696,837               74,580

           Cash and cash equivalents:
             Beginning of period                                                 74,580                    0
                                                                            -----------            ---------
             End of period                                                  $ 2,771,417            $  74,580
                                                                            ===========            =========

Board of Directors and Stockholders
of Tarpon Coast Bancorp, Inc.
Naples, Florida

                          Independent Auditors' Report

         We have audited the accompanying consolidated balance sheets of Tarpon Coast Bancorp, Inc., and its subsidiary Tarpon Coast National Bank (collectively, the Company) as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 1998 and the period from May 1, 1997 (date of inception) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tarpon Coast Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997 and the consolidated results of their operations and their consolidated cash flows for the year ended December 31, 1998 and the period from May 1, 1997 (date of inception) to December 31, 1997 in conformity with generally accepted accounting principles.



                                         HILL, BARTH & KING, INC.
                                         Certified Public Accountants



January 22, 1999
Naples, Florida

CORPORATE INFORMATION

DIRECTORS

FOR THE COMPANY AND THE BANK:

LEWIS S. ALBERT                       MARK O. ASPERILLA, M.D.              JAMES R. BAKER
Chairman & Chief Executive Officer    Practicing Physician                 President
Tarpon Coast Bancorp, Inc. &                                               J&J Baker Enterprises, Inc.
Tarpon Coast National Bank

BILLIE A. BARGER                      JAMES C. BROWN                       GERALD P. FLAGEL
President                             President                            Certified Public Accountant
Bar-Ton of Pinellas, Inc.             Miami-Valley Concrete, Inc.          Gerald P. Flagel, P.A.

GINA D. HAHN                          TODD H. KATZ                         LARRY A. TENBUSCH
Vice-President                        Vice-Chairman & President            President
Jewel Equities, Inc.                  Tarpon Coast Bancorp, Inc. &         Tenbusch Construction, Inc.
                                      Tarpon Coast National Bank

FOR THE BANK:

JAMES W. HERSTON                      WILLIAM A. HOLT, D.O.
President & CEO                       Practicing Physician & President
Herston Engineering Services, Inc.    Inter-Medic Health Center

OFFICERS FOR THE COMPANY AND THE BANK

LEWIS S. ALBERT                       TODD H. KATZ                               GEORGE E.CLINE
Chairman &                            Vice-Chairman                              Senior Vice-President
Chief Executive Officer               & President                                & Chief Financial Officer
for the Company and the Bank          for the Company and the Bank               for the Company and the Bank

MICHAEL T. EZZELL                     TERRY L. MILLER                            JOHN J. PAPPA
Senior Vice-President &               Senior Vice-President                      Assistant Vice-President
Senior Lending Officer                & Branch Executive                         & Lending Officer
for the Bank                          for the Bank                               for the Bank

SIMON L. DENOVA                       KATRINA A. TOWNS
Community Lending Officer             Personal Banking Officer
for the Bank                          for the Bank

CORPORATE COUNSEL                     EXECUTIVE OFFICE                           TRANSFER AGENT
John P. Greeley, Esq.                 1490 Tamiami Trail                         & REGISTRAR
Smith, Mackinnon, Greeley,            Port Charlotte, Florida 33948              American Stock Transfer & Trust Co.
Bowdoin & Edwards                     Phone  941-629-8111                        6201 15th Avenue
255 South Orange Avenue                                                          Brooklyn, New York 11219
Suite 800                             INDEPENDENT ACCOUNTANTS
Orlando, Florida 32801                Hill, Barth & King, Inc.
                                      3777 Tamiami Trail North
                                      Naples, Florida 34103