Form 10KSB40, Exhibit 13
period 1999-12-31
TARPON COAST BANCORP INC
filed 2000-03-20
CIK 1048435

EXHIBIT 13.1

1999 Annual Report to Shareholders

TABLE OF CONTENTS


                                                                           PAGE
                                                                           ----

LETTER TO SHAREHOLDERS AND FRIENDS                                           1

SELECTED FINANCIAL DATA                                                      2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS                                3

MARKET FOR COMMON STOCK                                                      7

CONSOLIDATED BALANCE SHEETS                                                  8

CONSOLIDATED STATEMENTS OF OPERATIONS                                        9

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS                                       10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                  12

INDEPENDENT AUDITORS' REPORT                                                32

CORPORATE INFORMATION                                                       33




ANNUAL MEETING
The Annual Meeting of Shareholders will
be held on Monday, April 24, 2000 at
5:00 P.M. at the Best Western Waterfront
Hotel in Punta Gorda, Florida

TO OUR SHAREHOLDERS
AND FRIENDS:

1999 proved to be an exciting and rewarding year for your Company. Consistent with our strategic initiative, substantial commitments were made of funds, people and facilities to permit the Company to maximize its potential for quality asset growth. This strategy produced significant increases in assets and deposits, together with market share.

Founded in the tradition of a community bank, we remain dedicated to friendly, personal service and to building relationships with our clients. From greeting each customer by name to providing you with innovative products and services, we take those extra steps necessary to provide the finest possible banking experience. In the nineteen months in which the Bank has been open, the Company has achieved total assets of $44.1 million, attracted over $34.1 million in customer deposits, and generated in excess of $36 million in net loan demand of which $29.4 million had been funded by year-end. We believe this is a strong indicator of how our concept of commitment to customer service and community has been accepted in our target markets.

Moreover, during 1999 we achieved the following:

o   Total assets grew by $21.3 million or $93%.
o   Earning assets grew by 96% to $38.4 million.
o Aggregate customer balances, including customer repurchase agreement accounts, increased $21.5 million or 170%.
o We took occupancy of our permanent banking facility in February and, in June, established our first branch office in a temporary facility in the City of North Port in Sarasota County.

Our expansion to North Port is noteworthy for a number of reasons. First, it is consistent with our strategic initiative to grow the deposit and asset base of the Company through entry into surrounding communities, providing for the utmost in access to services, facilities and personnel. Secondly, consistent with that of our main banking facility, the Branch's permanent facility is located in the busiest shopping traffic area in the City to provide our customers with the most convenient banking experience available. And finally, consistent with our commitment to outstanding service and community, we have staffed the North Port office with seasoned local banking professionals known to their community, led by its Senior Vice President, Terry L. Miller.

Prior to joining the Company, Mr. Miller had been a senior branch executive for a community bank in North Port since 1989 and has the distinction of being named the North Port Business Person of the Year in 1999 by the North Port Chamber of Commerce. We will continue to seek quality opportunities such as this in our continuing expansion plans, matching the market with the best in location and personnel.

As expected and consistent with the results of de novo banking institutions, the investment in expansion and growth comes at the expense of earnings. Net loss for the year amounted to $813,000 as the Company continues to grow its asset base in order to cover its cost structure. Significant to this loss is the provision of $350,000 for potential loan losses, bringing the allowance for possible loan losses to $454,000 at December 31, 1999. The allowance, which represents 1.55% of total loans, is well in excess of peer-group averages and reflects our conservative approach to managing the financial affairs of the Bank. This is borne out by the credit quality of our loan portfolio. At December 31, 1999, the Bank did not have any past-due or non-performing loans. We encourage you to read the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this report for more details on the overall financial performance of the Company.

We encourage you to attend our Annual Shareholders' Meeting, which will be held on Monday April 24, 1999 at 5:00 P.M. at the Best Western Waterfront Hotel, Punta Gorda, Florida. This is an opportunity for us to showcase the Company and the Bank, answer any questions you may have, to celebrate our accomplishments, and rededicate ourselves to similar efforts for the ensuing year. As always, we intend to make the meeting as meaningful and lively as possible.

In closing, each of our directors, management and staff extends their heartfelt thanks to you for your continued support, assistance and enthusiasm that you have provided to the Company and the Bank. We look forward to seeing you at the Annual Meeting!

Sincerely,

/s/ Lewis S. Albert                                 /s/ Todd H. Katz
------------------------                            ---------------------------
Lewis S. Albert                                     Todd H. Katz
Chairman &                                          Vice Chairman
Chief Executive Officer                             & President

SELECTED FINANCIAL DATA

The selected financial data of the Company presented below as of and for the years ended December 31, 1999, 1998 and 1997 have been derived from consolidated financial statements of the Company. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto.


                                                                             As of and for the
                                                                         Years Ended December 31,
                                                                 -------------------------------------
                                                                         (Dollars in Thousands)
                                                                    1999           1998           1997
                                                                 --------        --------        -----
SUMMARY OF FINANCIAL CONDITION:
Total assets                                                     $ 44,104        $ 22,837        $ 245
Total cash and cash equivalents                                     2,225           4,691           75
Securities available for sale                                       9,468           8,652           --
Loans receivable, net of allowance for loan losses                 28,936           7,213           --
Total deposits                                                     29,485          12,202           --
Total shareholders' equity                                          9,125          10,141         (170)
Average shareholders' equity                                        9,636          10,128           --
Average total assets                                               34,967          13,181           --

SUMMARY OF OPERATING RESULTS:
Total interest and dividend income                                  2,163             691           --
Total interest expense                                                948             132           --
Net interest income                                                 1,215             559           --
Provision for loan losses                                             350             154           --
Total non-interest income                                              84              18           --
Total non-interest expense                                          1,763           1,076          171
Income (loss) before income taxes                                    (814)           (653)        (171)
Income tax expense                                                     --              --           --
Net loss                                                             (814)           (653)        (171)

SUPPLEMENTAL DATA:
Return on average total assets                                      (2.33)%         (4.95)%         --
Return on average shareholders' equity                              (8.45)%         (6.45)%         --
Net interest rate spread (1)                                         3.48%           4.23%          --
Net yield on average interestearning assets (2)                      4.01%           4.96%          --
Net interest income to operating expenses (3)                       68.94%          55.69%          --
Average shareholders' equity to average total assets                27.56%          76.84%          --
Average interestearning assets to average interest-bearing
  liabilities                                                       1.4:1           4.1:1           --
Non-performing assets to total assets                                  --              --           --
Non-performing loans to total loan receivable                          --              --           --
Allowance for loan losses to total loans receivable                  1.55%           2.09%          --
Allowance for loan losses to nonperforming loans receivable            --              --           --
Basic and diluted loss per common share                          $   (.69)       $   (.60)          --
Dividends declared per share                                           --              --           --
Book value per share                                             $   7.88        $   8.57           --
Number of offices                                                       2               1           --

(1) Interest rate spread is calculated by subtracting average interest rate cost from average interest rate earned.
(2) Net interest income divided by average interest earning assets.
(3) Operating expenses consist of operating expenses, less income taxes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Details regarding the Company's financial performance are presented in the following discussion, which should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Report.

INTRODUCTION

Tarpon Coast Bancorp, Inc. (the "Company") was formed in August 1997. However its primary operating subsidiary, Tarpon Coast National Bank (the "Bank"), did not commence operations until June 1, 1998. Until that time, the Company's operations were limited to the organization of the Bank, and raising of its initial capital through the offering of $11,500,000 of its common stock.

As the Company did not commence its banking operations until June 1, 1998, financial condition and results of operations as of and for the years ended December 31, 1999 and 1998 are not comparable to those as of and for the period ended December 31, 1997.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO
YEAR ENDED DECEMBER 31, 1998

FINANCIAL CONDITION
For the year ended December 31, 1999, the Company continued to experience growth in assets, loans and deposits. During the year, total assets grew by $21.3 million or 93% to $44.1 million. This increase was funded through the attraction of customer deposit funds (including retail repurchase agreement balances) of $21.5 million during the year, ending with aggregate balances of $34.1 million at December 31, 1999. The Bank also had other short-term borrowings of $650,000 outstanding at December 31, 1999. These funds were principally used to generate net loan demand of $22 million, increasing loan balances outstanding at December 31, 1999 to $29.4 million. Investment in securities available for sale increased $815,000 to $9.5 million and premises and equipment increased $974,000 to $3.1 million. Total earning assets rose $19.1 million or 97% to $38.9 million.

RESULTS OF OPERATIONS
Interest income improved from $691,000 in 1998 to $2,164,000, a 213% increase. The yield on average earnings assets for 1999 was 7.14% compared to 6.62% in 1998. Interest and fees on net loans for 1999 was $1,419,000 (average yield of 8.32%) compared to $149,000 (average yield of 9.86%), an increase of $1.3 million. Interest on investment securities increased from $399,000 in 1998 (average yield of 5.98%) to $572,000 in 1999 (average yield of 5.86%). Interest on Federal Funds sold increased from $143,000 in 1998 (average yield of 5.67%) to $173,000 in 1999 (average yield of 4.95%). While the rate environment during the entirety of 1999 was lower than that of 1998, the overall yield on earning assets improved due to the change in the mix of the Company's earning assets. During 1999, average net loans comprised 56% of average earning assets compared to 19% in 1998.

Interest expense increased from $132,000 in 1998 to $948,000 in 1999. Interest on deposit accounts amounted to $841,000 in 1999 (average rate of 3.70%) compared to $128,000 in 1998 (average rate of 3.74%). Interest expense on customer repurchase agreements for 1999 was $103,000 (average rate of 4.30%) compared to $4,000 in 1998 (average rate of 4.55%). The Bank also incurred interest on other short-term borrowings of $1,000 in 1999.

The Company's net interest margin for 1999 was 4.01% compared to 4.96% in 1998. The decrease is principally attributable to the decrease in average equity as a percentage of average assets from 62% in 1998 to 28% in 1999, net of the effects of the positive yield comparisons discussed above.

Non-interest income for 1999 increased to $84,000 from $18,000 in 1998. As the Bank was only in operation for seven months in 1998, the annualized increase is consistent with the Bank's growth in customer volume and resultant fee activities.

Total non-interest expenses increased from $1,076,000 in 1998 to $1,763,000 in 1999, or an increase of 64%. Salaries and benefits expense represented the area of greatest change, increasing from $571,000 in 1998 to $901,000 in 1999. Full-time equivalent employees increased from 13 at December 31, 1998 to 21 at December 31, 1999 in response to the increase in the volume of customer relationships together with the opening in June 1999 of a branch office in North Port, Florida. Total assets per employee were $2,100,000 at December 31, 1999 compared to $1,757,000 at December 31, 1998. The increase in premises and equipment expense results from the branch expansion in June of 1999 together with the incremental expenses associated with the Bank taking possession of its permanent banking facility in March 1999. While other operating expenses have grown at a disproportionate rate (94%), many of these expenses began upon the commencement of the Company's banking operations in June 1998 and, accordingly, represent a short year. Aggregate operating expenses to average assets improved to 5.04 % for 1999 compared to 6.67 in 1998.

The provision for possible loan losses increased to $350,000 in 1999 from $154,000 in 1998. Because of a lack of historical loss experience, the provision has been established based principally on loss histories of comparably sized and positioned banking institutions, adjusted for current economic and demographic conditions. The Company has provided an additional 0.5% reserve for potential Year 2000 credit risks, which it will reassess as experience determines.

LOAN PORTFOLIO
Management believes that general economic conditions in the Company's operating area, including the real estate market, continue to be healthy due to the growth in the area's population and demand for property and services. Accordingly, the Company experienced continued demand for consumer and commercial financing in 1999 as net loans increased $21.7 million or 301% to $28.9 million at December 31, 1999. At December 31, 1999, commercial and industrial loans comprised 49.5% of total loans; residential real estate loans comprised 29.6%; lines of credit 6.2%; and consumer were at 14.7%. Commercial lending activity is focused on seasonal working capital loans and commercial real estate term loans. The Company generally does not seek to purchase or participate in loans of other institutions due to the adequacy of demand in its operating area. At December 31, 1999, the Company had no non-performing loans and there were no outstanding loans that would represent troubled debt restructurings.

DEPOSITS
Total deposits increased $17.3 million, or 142%, to $29.5 million at December 31, 1999. During 1999, interest bearing deposits increased 143% to $24.3 million while non-interest bearing deposits increased 136% to $5.2 million. At December 31, 1999, time deposits represented 34% of total deposits, other interest bearing deposits were at 49%, and non-interest bearing balances were 17%.

The Company also utilizes customer repurchase agreements to generate funds. These agreements call for interest payments ranging from between 25 to 75 basis points below the 13-week Treasury Bill rate, adjusted weekly. At December 31, 1999, the Company had $4.7 million in customer repurchase agreements outstanding.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO
YEAR ENDED DECEMBER 31, 1997

FINANCIAL CONDITION
For the year ended December 31, 1998, the Company experienced growth in assets, loans and deposits. Total assets were $22,837,514, compared to $244,773 at year-end 1997. This increase was due principally to the completion of the Company's common stock offering (the "Offering") which generated approximately $10.7 million in net proceeds together with an increase in customer deposits aggregating approximately $12.2 million. These funds were used to generate net loan demand of $7.4 million, while investment securities increased to $8.6 million. The remaining funds were invested in overnight Federal Funds sold of $3.7 million and to fund the Bank's $2.1 million investment in premises and equipment and for other operating purposes. Total earning assets increased to $19.7 million at December 31, 1998.

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

Interest expense increased to $132,000 for 1998 as compared to $0 for 1997 of which $128,000 pertained to interest-bearing deposits and $4,000 to customer repurchase agreements. The average rate paid on interestbearing liabilities was 3.21% in 1998.

Net interest income increased to $559,000 for 1998 as compared to $0 for 1997. The net interest margin for 1998 was 4.96%.

Noninterest income for 1998 increased to $18,000 as compared to $0 for 1997. The increase resulted primarily from commencement of its banking operations, deposit activity and the expansion of fee generating services.

Total noninterest expense increased to $1,076,000 for 1998 compared to $171,000 for 1997. Salaries and benefits expense represented the area of greatest change, increasing from $0 in 1997 to $571,000 in 1998. Fulltime equivalent employees increased from 0 at December 31, 1997 to 13 at December 31, 1998 in response to the commencement of the Company's banking operations. Total assets per full-time equivalent employee were $1,757,000 at December 31, 1998. The remaining increase in non-interest expenses was represented principally by occupancy and equipment expenses of $228,000 for 1998 as compared to $0 for 1997.

The provision for possible loan losses for 1998 increased to $154,000 and was initially established at a rate of 1.5% of outstanding loans and unfunded loan commitments. Because of the lack of historical loss rates, a general reserve of 1% together with a 0.5% reserve for potential Year 2000 credit risk was established.

LOAN PORTFOLIO
There was substantial demand for consumer and commercial loans during 1998 as loans increased to $7.4 million at December 31, 1998. At December 31, 1998, commercial loans represented 77.9% of total loans; residential real estate loans represented 7.4% loans; lines of credit 0.9%; and consumer loans were 13.8%. The Company did not have any nonperforming or non-accruing loans during the course of 1998. There were no loans that would represent troubled debt restructurings at December 31, 1998.

DEPOSITS
Total deposits increased to $12.2 million at December 31, 1998. The change was realized primarily in interest bearing deposits, which increased to $10 million while noninterest bearing deposits increased to $2.2 million. At December 31, 1998, time deposits represented 59% of total deposits, other interest bearing deposits represented 23%, and non-interest bearing balances were at 18%.

CAPITAL RESOURCES AND LIQUIDITY
Management of the Company has developed a strategic initiative that provides for the expansion of its banking operations into new primary service areas, as well as continued expansion of its market share in its existing market. In this regard, certain initial outlays are required to fund the opening of branch facilities, including investment in premises and equipment, staffing and promotional activities. While it is anticipated that interest income will increase commensurate with interest expense upon the attraction of deposits, non-interest expenses will generally be disproportionately higher until such time as the volume of deposits and earning assets generate net interest income and service fees sufficient to cover these costs. Management's philosophy in each instance of expansion is to attract deposit relationships through the offering of competitive rates, terms and service convenience.

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

Consistent with the objective of operating a sound financial organization, the Company maintains high capital ratios. Regulatory agencies including the Office of the Comptroller of the Currency and the Federal Reserve Bank have approved guidelines for a riskbased capital framework that makes capital requirements more sensitive to the risks germane to each individual institution. The guidelines require that total capital of 8% be held against total risk-adjusted assets. At December 31, 1999, the Company's Tier I capital ratio was 29.20%, total riskbased capital ratio was 30.45% and the leverage ratio was 21.68%.

The Company's ability to satisfy demands for credit, deposit withdrawals and other corporate needs depends on its level of liquidity. The Company utilizes several means to manage its liquidity. Traditionally, increases in deposits are sufficient to provide adequate levels of liquidity; however, if needed, the Company has approved extensions of credit available from correspondent banks, sources for loan sales and primarily shortterm investments that could be liquidated if necessary. While the Company has not had a need to utilize these sources of liquidity, it continues to maintain their availability on a contingent basis.

INTEREST SENSITIVITY
The following is a combined maturity and repricing analysis of ratesensitive assets and liabilities as of December 31, 1999.


                                               0-90             91-180           181-365            OVER
                                               DAYS              DAYS             DAYS             1 YEAR          TOTAL
                                            ---------          --------         --------          --------       --------
                                                                         (Dollars in Thousands)
Interest Earning Assets:
     Federal Funds Sold                     $      --          $     --         $     --          $     --       $     --
     Investment Securities                         --               999               --             8,469          9,468
     Loans                                      1,031             1,536            2,999            23,824         29,390
                                                -----             -----            -----            ------         ------
         Total Interest Earning Assets          1,031             2,535            2,999            32,293         38,858
                                                -----             -----            -----            ------         ------
Interest Bearing Liabilities                    8,532             1,453            4,583            15,041         29,609
                                                -----             -----            -----            ------         ------
Excess (Deficiency) of Rate
     Sensitive Assets Less Rate
     Sensitive Liabilities                  $ (7,501)          $  1,082         $(1,584)          $ 17,252       $  9,249
                                            =========           =======         ========          ========       ========
Excess (Deficiency) as a
     Percentage of Earning Assets             -19.30%             2.78%           -4.08%            44.40%         23.80%
Cumulative Excess (Deficiency)              $ (7,501)          $(6,419)         $(8,003)          $  9,249
                                            =========          ========         ========           =======
Cumulative Excess (Deficiency)
     As a Percentage of
     Earning Assets                           -19.30%           -16.52%          -20.60%            23.80%

The objective of interestsensitivity management is to minimize the risk associated with the effect of interest rate changes on net interest margins while maintaining net interest income at acceptable levels. Managing this risk involves monthly monitoring of the interestsensitive assets relative to interestsensitive liabilities over specific time intervals. All assets and liabilities are evaluated as maturing at the earlier of repricing date or contractual maturity date. While liabilities without specific terms such as money market, NOW and savings accounts are generally considered core deposits for liquidity purposes, they are deemed to reprice for purposes of interest rate sensitivity analysis. Except for the Company's "Treasure Checking" which is tied to the 13 week U.S. Treasury auction rate, management subjectively sets rates on each of these accounts.

At December 31, 1999, the Company had $6.6 million in interestsensitive assets compared to $14.6 million in interestsensitive liabilities (of which $5.4 million were considered core deposits) that will mature or reprice within a year.

A negative gap position is indicative of a bank which has a greater amount of interestsensitive liabilities repricing (or maturing) than it does interestsensitive assets, in a given time interval. In this instance, the impact on net interest income would be positive in a declining rate environment and negative if rates were rising. Conversely, a positive gap position represents a greater amount of interestsensitive assets repricing (or maturing). Thus, an increase in rates would positively impact net interest income, as the yield on earning assets would increase prior to the increase in the cost of interestbearing liabilities. The impact on net interest income described above is general, as other factors would additionally maximize or minimize the effect. For example, a change in the prime interest rate could effect an immediate change to rates on prime related assets, whereas a liability which reprices according to changes in Treasury rates might (1) lag in the timing of the change and (2) change rates in an amount less than the change in the prime interest rate.

Management believes that the current balance sheet structure of interestsensitive assets and liabilities does not represent a material risk to earnings or liquidity in the event of a change in market rates.

PROPOSED EXPENDITURES
At December 31, 1999, the Company was in the final stages of completion of its permanent branch facility in North Port, Florida. Expenditures required to complete and equip the facility are estimated at approximately $605,000 at December 31, 1999.

MARKET FOR COMMON
EQUITY AND
RELATED
SHAREHOLDER
MATTERS

The Company's Common Stock was held by approximately 740 registered holders of record as of February 18, 2000, and is quoted on the OTC Bulletin Board under the symbol "TCBA." To date there has been no regular and liquid market for the common stock, and there can be no assurance that a regular and liquid trading market will develop in the foreseeable future.

The following table shows, for the periods indicated, the high and low bid quotations per share of transactions in the Company's common stock as quoted on the OTC Bulletin Board since January 28,1998 (the date the Company's common stock began trading). Certain other private transactions may have occurred during the periods indicated of which the Company has no knowledge. The following prices represent interdealer prices without retail markups, markdowns or commissions.


                                         Per Share
                                        Bid Prices
                            ---------------------------------
                             High                       Low
                            ------                     ------
1999
----
1st Quarter                 $13.50                     $13.00
2nd Quarter                 $13.00                     $12.50
3rd Quarter                 $13.12                     $12.50
4th Quarter                 $12.50                     $10.50

1998
----
1st Quarter                 $15.00                     $10.25
2nd Quarter                 $17.00                     $15.12
3rd Quarter                 $15.75                     $13.00
4th Quarter                 $15.00                     $10.00

No cash or other dividends were declared or paid during the years ended December 31, 1999, 1998 or 1997. The Company expects that all Company and Bank earnings, if any, will be retained to finance the growth of the Company and the Bank and that no cash dividends will be paid for the foreseeable future.

                           CONSOLIDATED BALANCE SHEETS

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998


                                                                               1999                1998
                                                                           ------------       ------------
            A S S E T S

Cash and due from banks                                                    $  2,224,990       $    990,881
Federal funds sold                                                                    0          3,700,000
                                                                           ------------       ------------
                          TOTAL CASH AND CASH EQUIVALENTS                     2,224,990          4,690,881
                                                                           ------------       ------------

Securities available for sale - NOTE B                                        9,154,506          8,370,787

Loans - NOTE C                                                               29,398,056          7,367,382
Less:
  Allowance for loan losses - NOTE C                                           (454,576)          (154,000)
   Unearned income and deferred loan fees                                        (7,645)                 0
                                                                           ------------       ------------
                                           NET LOANS                         28,935,835          7,213,382
                                                                           ------------       ------------

Restricted securities, Federal Home Loan Bank
  and Federal Reserve Bank stock, at cost                                       313,400            281,700
Premises and equipment - NOTE D                                               3,123,866          2,149,409
Accrued interest receivable                                                     197,187             98,552
Other assets                                                                    153,879             32,803
                                                                           ------------       ------------
                                                                           $ 44,103,663       $ 22,837,514
                                                                           ============       ============
           LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits - NOTE E                                                          $ 29,484,727       $ 12,202,388
Federal funds purchased and securities
  sold under agreements to repurchase - NOTE F                                5,309,717            446,583
Accrued interest payable                                                         42,366             22,845
Accrued expenses and other liabilities                                          142,074             24,244
                                                                           ------------       ------------
                                   TOTAL LIABILITIES                         34,978,884         12,696,060
                                                                           ------------       ------------

Commitments and contingencies - NOTE H

Stockholders' Equity - NOTE K:
  Preferred stock, no par value, 2,000,000 shares
    authorized, no shares issued and outstanding                                      0                  0
  Common stock, par value $.01 per share,
    10,000,000 shares authorized, 1,182,151 and 100
    shares issued and outstanding, respectively                                  11,821             11,821

  Additional paid-in capital                                                 10,940,915         10,940,915

  Accumulated deficit                                                        (1,638,175)          (824,268)

  Accumulated other comprehensive income (loss)                                (189,782)            12,986
                                                                           ------------       ------------
                          TOTAL STOCKHOLDERS' EQUITY                          9,124,779         10,141,454
                                                                           ------------       ------------
                                                                           $ 44,103,663       $ 22,837,514
                                                                           ============       ============

           See accompanying notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                 Years ended December 31, 1999 and 1998 and the period from May 1, 1997 (date of inception) to December 31, 1997


                                                       1999              1998             1997
                                                   -----------       -----------       ---------
INTEREST INCOME
   Interest and fees on loans                      $ 1,418,542       $   148,513       $       0
   Interest on securities and other                    572,014           399,355               0
   Interest on federal funds sold                      172,964           142,785               0
                                                   -----------       -----------       ---------
                        TOTAL INTEREST INCOME        2,163,520           690,653               0
                                                   -----------       -----------       ---------

INTEREST EXPENSE
   Interest on deposits                                840,979           127,591               0
   Interest on other borrowings                        107,116             4,314               0
                                                   -----------       -----------       ---------
                       TOTAL INTEREST EXPENSE          948,095           131,905               0
                                                   -----------       -----------       ---------

                          NET INTEREST INCOME        1,215,425           558,748               0
  Provision for loan losses                           (350,000)         (154,000)              0
                                                   -----------       -----------       ---------
          NET INTEREST INCOME AFTER PROVISION
                              FOR LOAN LOSSES          865,425           404,748               0

NON-INTEREST INCOME
   Service charges, commissions and fees                83,724            18,287               0
                                                   -----------       -----------       ---------
                                                       949,149           423,035               0
                                                   -----------       -----------       ---------

NON-INTEREST EXPENSES
   Salaries and employee benefits - NOTE J             900,871           571,397               0
   Occupancy expenses                                   98,124           170,630               0
   Equipment rental, depreciation and
     maintenance                                       226,144            57,854               0
   General operating - NOTES I AND N                   537,917           276,597         170,825
                                                   -----------       -----------       ---------
                         TOTAL OTHER EXPENSES        1,763,056         1,076,478         170,825
                                                   -----------       -----------       ---------
                     LOSS BEFORE INCOME TAXES         (813,907)         (653,443)       (170,825)

INCOME TAXES - NOTE G                                        0                 0               0
                                                   -----------       -----------       ---------
                                     NET LOSS      $  (813,907)      $  (653,443)      $(170,825)
                                                   ===========       ===========       =========

LOSS PER SHARE                                     $      (.69)      $      (.60)      $       0
                                                   ===========       ===========       =========

WEIGHTED AVERAGE SHARES OUTSTANDING                  1,182,151         1,091,473               0
                                                   ===========       ===========       =========

           See accompanying notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

           Years ended December 31, 1999 and 1998 and the period from May 1, 1997 (date of inception) to December 31, 1997


                                                            1999              1998             1997
                                                       ------------       ------------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                            $   (813,907)      $   (653,443)      $(170,825)
   Adjustments to reconcile net loss
   to net cash used in operating
   activities:
      Depreciation and amortization                         180,242            148,473             962
      Provision for loan losses                             350,000            154,000               0
      Accretion of deferred loan fees
        and discounts                                          (986)                 0               0
      Increase in accrued interest
         receivable                                         (98,635)           (98,552)              0
      (Increase) decrease in other assets                   (16,619)            34,660         (74,153)
      Increase in accrued interest
         payable                                             19,521             22,845               0
      Increase (decrease) in accrued
         expenses and other liabilities                     117,830            (24,519)         48,763
                                                       ------------       ------------       ---------
            NET CASH USED IN OPERATING ACTIVITIES          (262,554)          (416,536)       (195,253)
                                                       ------------       ------------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES
   Net increase in loans                                (22,071,467)        (7,367,382)              0
   Purchases of securities available
      for sale                                           (5,620,831)        (9,580,357)              0
   Proceeds from maturities of securities
      available for sale and principal
      collections                                         4,498,188            947,545               0
   Purchases of premises and equipment                   (1,154,700)        (2,201,842)        (97,002)
                                                       ------------       ------------       ---------
            NET CASH USED IN INVESTING ACTIVITIES       (24,348,810)       (18,202,036)        (97,002)
                                                       ------------       ------------       ---------

           See accompanying notes to consolidated financial statements

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

           Years ended December 31, 1999 and 1998 and the period from May 1, 1997 (date of inception) to December 31, 1997


                                                          1999               1998             1997
                                                      ------------       ------------       --------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase in deposits                           $ 17,282,339       $ 12,202,388       $      0
   Proceeds from (repayment of) organizer
      advances                                                   0            (44,350)       365,835
   Net increase in securities sold under
     agreement to repurchase                             4,863,134            446,583              0
   Net proceeds from issuance of common
      stock                                                      0         10,630,252          1,000
                                                      ------------       ------------       --------
                     NET CASH PROVIDED BY
                     FINANCING ACTIVITIES               22,145,473         23,234,873        366,835
                                                      ------------       ------------       --------
      NET INCREASE (DECREASE) IN CASH AND
                            CASH EQUIVALENTS            (2,465,891)         4,616,301         74,580

CASH AND CASH EQUIVALENTS
    Beginning of period                                  4,690,881             74,580              0
                                                      ------------       ------------       --------
    End of period                                     $  2,224,990       $  4,690,881       $ 74,580
                                                      ============       ============       ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Cash paid during the year for:

      Interest                                        $    928,574       $    109,060       $      0
                                                      ============       ============       ========
    Noncash Transactions:

      Settlement of organizer advances
           in exchange for issuance of
           common stock                               $          0       $    321,485       $      0
                                                      ============       ============       ========
      Unrealized increase (decrease)
           in fair value on securities
           available for sale                         $   (287,549)      $     19,676       $      0
                                                      ============       ============       ========

           See accompanying notes to consolidated financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998

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

Nature of Operations:
         The Bank operates under a national bank charter and provides full banking services within the Port Charlotte, North Port and Punta Gorda, Florida area at two banking facilities. As a national bank, it is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation.

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

Investment Securities:
         Debt securities for which the Bank has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Securities are classified as trading securities if bought and held principally for the purpose of selling them in the near future. No investments are held for trading purposes or classified as held to maturity. Securities not classified as trading or held to maturity are classified as available for sale, and reported at fair value with unrealized gains and losses excluded from earnings and reported net of tax as a separate component of stockholders' equity until realized. Other investments, which include Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost as such investments do not have readily determinable fair values.

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Securities (Continued):
         Realized gains and losses on sales of investment securities are determined by specific identification of the security sold. Declines in value of investment securities judged to be other than temporary are recognized as losses in the statement of operations.

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

         Impaired loans are loans for which it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Impairment losses are measured by the present value of expected future cash flows discounted at the loan's effective interest rate, or, as a practical expedient, at either the loan's observable market price or the fair value of the collateral. Interest income on impaired loans is recognized only as received.

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

New Accounting Pronouncements:
         In June 1998, the Financing Accounting Standards Board (FASB) issued Statement No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS 137 which deferred the effective date of SFAS 133 to years beginning after June 15, 2000. Management does not believe the adoption of this statement will have a material impact on financial condition and results of operations.

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998

NOTE B - SECURITIES

         The amortized cost, unrealized gains and losses and estimated fair value of available for sale investment securities shown in the consolidated balance sheets of the Company at December 31, are as follows:


                                                                                 GROSS UNREALIZED            ESTIMATED
                                                           AMORTIZED         ------------------------           FAIR
                                                             COST             GAINS           LOSSES           VALUE
                                                         ------------        --------        --------       -----------
         December 31, 1999:

         Mortgage-backed securities
          of U.S. Government Agencies                    $  2,890,115        $      0        $ 83,829       $ 2,806,286
         U.S. Treasury securities
          and other U.S. agency
          obligations                                       6,502,026               0         203,720         6,298,306
         Independent Bankers Bank Stock                        49,914               0               0            49,914
                                                         ------------        --------        --------       -----------
         Totals                                          $  9,442,055        $      0        $287,549       $ 9,154,506
                                                         ============        ========        ========       ===========

         December 31, 1998:

         Mortgage-backed securities
          of U.S. Government Agencies                    $  3,847,502        $  7,978        $    130       $ 3,855,350
         U.S. Treasury securities and
          other U.S. agency obligations                     4,503,609          11,828               0         4,515,437
                                                         ------------        --------        --------       -----------
        Totals                                           $  8,351,111        $ 19,806        $    130       $ 8,370,787
                                                         ============        ========        ========       ===========

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998

NOTE B - SECURITIES (CONTINUED)

         Expected maturities of investment securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Periodic payments are received of mortgage-backed securities based on the payment patterns of the underlying collateral. Maturities of mortgage-based securities are included below based on their expected average life of similar investments as determined by the Bank's portfolio and analysis servicer. As of December 31, 1999, the amortized cost and estimated fair value of investment securities available for sale, by contractual maturities, are as follows:


                                                                 ESTIMATED
                                       AMORTIZED                    FAIR
                                          COST                     VALUE
                                       ----------               ----------
Due within one year                    $1,371,086               $1,364,575
Due after one through
  five years                            7,521,997                7,271,112
Due after five through
  ten years                               499,058                  468,905
                                       ----------               ----------
                                        9,392,141                9,104,592

Independent Bankers Bank                   49,914                   49,914
                                       ----------               ----------
Totals                                 $9,442,055               $9,154,506
                                       ==========               ==========

         Investment securities with an amortized cost and fair value of $8,208,521 and $7,808,720, respectively, at December 31, 1999, were pledged to secure repurchase agreements (see Note F).

NOTE C - LOANS

         The composition of loans at December 31, is as follows:


                                              1999                     1998
                                          ------------            ------------
          Commercial                      $ 14,547,771            $  5,744,852
          Real estate                        8,698,280                 552,113
          Lines of credit                    1,828,262                  53,413
          Consumer                           4,323,743               1,017,004
                                          ------------            ------------
          Totals                          $ 29,398,056            $  7,367,382
                                          ============            ============

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998

NOTE C - LOANS (CONTINUED)

         The majority of the Company's lending activities are conducted principally with customers located in the Port Charlotte, North Port and Punta Gorda, Florida area. Commercial loans are primarily extended to small and mid-sized corporate borrowers in service and manufacturing related industries. Although the Bank's loan portfolio is diversified, a significant portion of its loans are collateralized by real estate. Therefore, the Bank could be susceptible to economic downturns and natural disasters.

         The Bank had no loans on nonaccrual as of December 31, 1999 and 1998.

         The activity in the allowance for loan losses for the years ended December 31, is as follows:


                                                           1999                    1998
                                                       ------------            ------------
         Balance at beginning of year                  $    154,000            $          0
         Provision charged to
           operations                                       350,000                 154,000
         Charge-offs                                        (49,456)                      0
         Recoveries                                              32                       0
                                                       ------------            ------------
         Balance at end of year                        $    454,576            $    154,000
                                                       ============            ============

NOTE D - PREMISES AND EQUIPMENT

         Premises and equipment at December 31, consist of the following:


                                                            1999                    1998
                                                         ----------              ----------
         Land and land improvements                      $1,274,391              $1,274,391
         Building                                           941,363                       0
         Motor vehicles                                      21,802                  20,844
         Leasehold improvements                               3,222                 106,492
         Furniture, fixtures and equipment                  488,229                 109,075
         EDP equipment and software                         331,938                 176,273
         Construction in progress                           276,171                 611,769
                                                         ----------              ----------
                                                          3,337,116                2,298,844
         Less accumulated depreciation                      213,250                  149,435
                                                         ----------               ----------
         Totals                                          $3,123,866               $2,149,409
                                                         ==========               ==========

         Depreciation expense was $180,242, $148,473 and $962 for the years ended December 31, 1999 and 1998 and the period from May 1, 1997 (date of inception) to December 31, 1997, respectively. Additionally, during 1999 the bank disposed of $116,427 of assets which were fully depreciated as of the disposal date. No gain or loss was recognized as a result of this transaction.

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998

NOTE E - DEPOSITS

         Deposits at December 31, are comprised of the following:


                                                         1999                      1998
                                                     -----------               -----------
         Interest-bearing:
           Money market                              $ 1,925,994               $   208,569
           Negotiable order of
            withdrawal accounts                        4,023,053                 1,550,698
           Savings                                     8,405,954                 1,105,241
         Certificates of deposit:
           Less than $100,000                          7,946,735                 5,772,239
           $100,000 or more                            1,990,510                 1,366,445
                                                     -----------               -----------
                                                      24,292,246                10,003,192
         Demand (non-interest-bearing)                 5,192,481                 2,199,196
                                                     -----------               -----------
         Totals                                      $29,484,727               $12,202,388
                                                     ===========               ===========

         The maturities on certificates of deposit of $100,000 or more as of December 31, 1999 are as follows:


         Three months or less                                 $    650,349
         Over three months to six months                           100,000
         Over six months to twelve months                          840,161
         Over twelve months                                        400,000
                                                              ------------
         Total                                                $  1,990,510
                                                              ============

         The maturities on certificates of deposits as of December 31, 1999 are as follows:


         2000                                                $  9,134,080
         2001                                                     703,165
         2002                                                           0
         2003                                                           0
         2004                                                     100,000
                                                             ------------
         Total                                               $  9,937,245
                                                             ============

         Included in interest expense is $58,893 which relates to interest on certificates of deposit of $100,000 or more.

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998

NOTE F - SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE AND OTHER BORROWINGS

         The securities sold under agreements to repurchase (the repurchase agreement) have been accounted for as a financing and the obligation to repurchase the securities sold is reflected as a liability in the consolidated balance sheets. The repurchase agreements were transacted with various Bank customers and interest is payable monthly at varying rates (average rate of 4.25% at December 31, 1999) tied to the 13-week U.S. Treasury Bill rates. These agreements immediately terminate upon written notice by either party. Securities sold under agreement to repurchase averaged $4,997,581 and $1,475,932 during 1999 and 1998, respectively. The maximum amount outstanding at any month end under such agreement during 1999 and 1998 was $5,840,397 and $3,540,755, respectively.

NOTE G - INCOME TAXES

         At December 31, 1999 and 1998, the Bank assessed its earnings history and trend over the past year, its estimate of future earnings, and the expiration date of the net operating loss carryforward and determined that it is more likely than not that the deferred tax assets will not be realized in the near term. Accordingly, a valuation allowance is recorded at December 31, 1999 and 1998.

         The components of deferred tax assets and deferred tax liabilities at December 31, are as follows:


                                                                    1999                    1998
                                                                  --------               ---------
         Deferred tax assets:
           Net operating loss carryforwards                       $268,308               $  50,510
           Allowance for loan losses                               141,120                  52,360
           Organizational and startup costs                        107,097                 138,536
           Depreciation on premises and equipment                        0                  33,198
           Unrealized loss in investment securities                 97,767                       0
           Other deductions deferred for
               income taxes                                          6,060                   8,374
                                                                  --------               ---------
                                                                   620,352                 282,978
                                                                  --------               ---------
         Deferred tax liabilities:
           Depreciation on premises and equipment                   13,900                       0
           Unrealized gain in investment securities                      0                   6,690
                                                                  --------               ---------
                                                                    13,900                   6,690
                                                                  --------               ---------

           Valuation allowance                                     508,685                 282,978
                                                                  --------               ---------
         Deferred tax assets (liability), net                     $ 97,767               $  (6,690)
                                                                  ========               =========

         At December 31, 1999, the Company had a tax net operating loss carryforward of approximately $789,000 expiring on various dates through 2019.

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998

NOTE H - COMMITMENTS AND CONTINGENCIES

         The Company has entered into an operating lease agreement for a temporary facility to be used as a branch bank while its North Port facility is constructed. The lease agreement expires April 30, 2000. Rent expense was $16,056 for 1999 related to this lease.

         As of December 31, 1999, the Company was in the final stages of completion of its North Port branch banking facility. Expenditures required to complete the facility total approximately $605,000 at December 31, 1999.

         The Company and the Bank have entered into employment agreements expiring in 2000 with four senior officers providing for annual compensation aggregating approximately $331,500.

NOTE I - RETIREMENT PLAN

         The Company maintains a 401(k) Retirement Plan (the Plan) to which eligible employees may contribute from 1% to 20% of their pay. The Company contributes to the Plan 50% of an eligible employee's deferral on the first 6% that the eligible employee defers, and may make discretionary contributions in excess of that amount based on the Company's profitability and approval of the board of directors. Employees who have completed at least one year of service and have attained age 21 are generally eligible to participate. Employee contributions are 100% vested as amounts are credited to the employee's account. Company contributions become 20% vested when an employee has completed 1 year of service, and vest at a rate of 20% per year thereafter, fully vesting when an employee has completed 5 years of service. The Company made contributions to the Plan of $19,626 in 1999 and $8,525 in 1998.

NOTE J - RELATED PARTY TRANSACTIONS

         The Bank has granted loans to executive officers and directors of the Bank and the Company and to associates of such executive officers and directors. Such loans were made in the ordinary course of business under normal credit terms and do not represent more than the normal risk of collection. The activity for these loans for 1999 is as follows:


         Loan balances at December 31, 1998               $1,153,045
         New loans                                         1,719,844
         Repayments                                        1,165,575
                                                          ----------
         Loan balances at December 31, 1999               $1,707,314
                                                          ==========

         The Bank also has accepted deposits and entered into repurchase agreements from employees, officers and directors of the Bank and the Company and from affiliates of such officers and directors. The deposits and repurchase agreements were accepted on substantially the same terms as those of other depositors. Such deposits and repurchase agreements amounted to approximately $2,269,551 and $1,157,875, respectively at December 31, 1999 and $1,037,885 and
$0, respectively at December 31, 1998.

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998

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


                                                         1999                1998
                                                     -----------         -----------
         Net loss as reported                        $ (813,907)         $ (653,443)
         Proforma net loss                           $ (850,434)         $ (689,307)
         Net loss per share as reported              $     (.69)         $     (.60)
         Proforma net loss per share                 $     (.72)         $     (.63)

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. Assumptions used in 1999 and 1998 include: dividend yield of 0.00%, expected volatility of 16.12% and 35.34%, risk-free interest rate of 6.00% and 5.00% and average expected lives of 9.19 and 10 years, respectively. At December 31, 1999 and 1998, options for 14,200 and 6,350 shares were exercisable at an average price per share of $10.57 and $10.00, respectively. Options granted expire after 10 years and are exercisable in 10% increments annually. Transactions related to this stock option plan are as follows:


                                                                               WEIGHTED AVERAGE
                                                                  OPTIONS        OPTION PRICE
                                                                OUTSTANDING       PER SHARE
                                                                -----------    ----------------
         Balance December 31, 1997                                      0
         Granted                                                   63,500         $    10.00
         Exercised                                                      0
         Forfeited                                                      0
                                                                ----------        ----------

         Balance December 31, 1998                                 63,500         $    10.00
         Granted                                                   15,000         $    12.96
         Exercised                                                      0
         Forfeited                                                      0
                                                                ----------        ----------

         Balance December 31, 1999                                 78,500         $    10.57
                                                                =========         ==========

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998

NOTE K - STOCKHOLDERS' EQUITY (CONTINUED)

         The following table summarizes information about stock options outstanding at December 31, 1999:


                                                                Weighted
                                                                Average
                                                Weighted        Remaining                              Weighted
                                                Average        Contractual                             Average
   Range of                                     Exercise          Life                                 Exercise
Exercise Prices            Outstanding           Price         (in years)          Exercisable          Price
---------------            -----------         ---------       -----------         -----------         --------
$   10.00                       63,500         $   10.00               8.1              12,700         $  10.00
    12.50-13.25                 15,000             12.96               9.2               1,500            12.96
---------------            -----------         ---------       -----------         -----------         --------
Total                           78,500         $   10.57                                14,200         $  10.31
                           ===========         =========                           ===========         ========

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

         The approval of the Comptroller of the Currency is required for national banks to pay dividends in excess of earnings retained in the current year plus retained net profits for the preceding two years. As of December 31, 1999, no amount was available for distribution to the Company as dividends without prior regulatory approval.

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

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998

NOTE K - STOCKHOLDERS' EQUITY (CONTINUED)

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


                                            Capital to risk-
                                             weighted assets
                                          ----------------------            Tier 1 capital
                                          Total           Tier 1          to average assets
                                          -------------------------------------------------
Well capitalized                           10%               6%                    5%
Adequately capitalized                      8%               4%                    4%
Undercapitalized                            6%               3%                    3%

         The Company was considered well capitalized as of December 31, 1999 and 1998.

         Management is not aware of any events or circumstances that have occurred since year-end that would change the Company's capital category.

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998

NOTE K - STOCKHOLDERS' EQUITY (CONTINUED)

         At December 31, actual capital levels and minimum required levels were as follows (in thousands):


                                                                                                         Minimum Required
                                                                                 Minimum                    To Be Well
                                                                                Required                Capitalized Under
                                                                               For Capital              Prompt Corrective
                                                                                 Adequacy                     Action
                                                      Actual                     Purposes                   Regulations
--------------------------------------------------------------------------------------------------------------------------
                                                Amount      Ratio            Amount     Ratio           Amount      Ratio
--------------------------------------------------------------------------------------------------------------------------
1999
Total capital (to risk
  weighted assets)
    Consolidated                                $ 9,714     30.45%           $2,552     8.00%           $  3,190    10.00%
    Bank                                        $ 6,659     20.87%           $2,552     8.00%           $  3,190    10.00%
Tier 1 capital (to risk
  weighted assets)
    Consolidated                                $ 9,315     29.20%           $1,276     4.00%           $  1,914     6.00%
    Bank                                        $ 6,260     19.62%           $1,276     4.00%           $  1,914     6.00%
Tier 1 capital (to
  average assets)
    Consolidated                                $ 9,315     21.68%           $1,718     4.00%           $  2,148     5.00%
    Bank                                        $ 6,260     14.57%           $1,718     4.00%           $  2,148     5.00%

1998
Total capital (to risk
  weighted assets)
    Consolidated                                $10,282     84.26%           $  976     8.00%           $  1,220    10.00%
    Bank                                        $ 7,119     60.28%           $  945     8.00%           $  1,181    10.00%
Tier 1 capital (to risk
  weighted assets)
    Consolidated                                $10,128     83.06%           $  488     4.00%           $    732     6.00%
    Bank                                        $ 6,965     58.98%           $  472     4.00%           $    709     6.00%
Tier 1 capital (to
  average assets)
    Consolidated                                $10,128     76.83%           $  527     4.00%           $    659     5.00%
    Bank                                        $ 6,965     69.43%           $  401     4.00%           $    502     5.00%

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998

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

         Credit losses are incurred when one of the parties fails to perform in accordance with the terms of the contract. The Banks' exposure to off-balance sheet credit risk is represented by the contractual amount of the commitments to extend credit and standby letters of credit. At December 31, 1999 and 1998, the Bank had commitments of approximately $6,762,692 and $4,329,000, respectively, for undisbursed portions of loans in process and unused portions of lines of credit. Commitments under standby letters of credit aggregated approximately $20,000 and $28,190 at December 31, 1999 and 1998, respectively.

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998

NOTE M - FAIR VALUES OF FINANCIAL INSTRUMENTS

        The following table presents the estimates of fair value of financial instruments as of December 31:


                                                                        1999
                                                       -------------------------------------
                                                                                  ESTIMATED
                                                         CARRYING                   FAIR
                                                          AMOUNT                    VALUE
                                                       -----------               -----------
         Financial assets:
           Cash and cash equivalents                   $ 2,224,990               $ 2,224,990
           Securities available for sale                 9,104,592                 9,104,592
           Net loans                                    28,935,835                27,207,498
           Accrued interest receivable                     197,187                   197,187

         Financial liabilities:
           Deposits                                     29,484,727                29,313,768
           Accrued interest payable                         42,366                    42,366

         Off-Balance Sheet Credit Risk:
           Commitments to extend credit                  6,762,692                 6,762,692
           Standby letters of credit                        20,000                    20,000


                                                                       1998
                                                       -------------------------------------
                                                                                  ESTIMATED
                                                         CARRYING                   FAIR
                                                          AMOUNT                    VALUE
                                                       -----------               -----------
         Financial assets:
           Cash and cash equivalents                   $ 4,690,881               $ 4,690,881
           Securities available for sale                 8,370,787                 8,370,787
           Net loans                                     7,213,382                 7,213,382
           Accrued interest receivable                      98,552                    98,552

         Financial liabilities:
           Deposits                                     12,202,388                11,922,028
           Short-term borrowings                         3,218,000                 3,212,964
           Accrued interest payable                         22,845                    22,845

         Off-Balance Sheet Credit Risk:
           Commitments to extend credit                  4,329,000                 4,329,000
           Standby letters of credit                        28,190                    28,190

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998

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

                           December 31, 1999 and 1998

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

NOTE N - GENERAL OPERATING EXPENSES

         The following amounts comprise general operating expenses for the year ended December 31:


                                                                              1999                    1998
                                                                          ------------           -------------
         Stationery and supplies                                          $     89,015           $     42,817
         Telephone                                                              27,655                 18,294
         Professional and outside service fees                                 239,307                 94,446
         Advertising, marketing and public
           relations                                                            72,795                 34,908
         Professional dues                                                      11,991                 13,561
         Insurance                                                              23,685                 32,854
         Automobile                                                              6,068                  2,728
         Other                                                                  67,401                 36,989
                                                                          ------------           ------------

         Totals                                                           $    537,917           $    276,597
                                                                          ============           ============

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998

NOTE O - CONDENSED FINANCIAL INFORMATION

         The condensed financial information of Tarpon Coast Bancorp, Inc. (parent company only) as of December 31, 1999 and 1998 and for the years ended December 31, 1999 and 1998 and the period from May 1, 1997 (date of inception) to December 31, 1997, is as follows:


         BALANCE SHEETS
                                                                                           DECEMBER 31
                                                                            ----------------------------------------
                                                                                1999                         1998
                                                                            ------------                ------------
          Assets:
            Investment in and indebtedness of
                subsidiary, at equity                                       $  6,070,110                $  6,978,456
            Cash and due from banks                                            3,053,415                   2,771,417
            Premises and equipment                                                     0                     392,920
            Other assets                                                           1,254                          33
                                                                            ------------                ------------
                                                                            $  9,124,779                $ 10,142,826
                                                                            ============                ============
          Liabilities:
            Accrued expenses and other liabilities                          $          0                $      1,372
            Advances from organizers                                                   0                           0

          Stockholders' equity:
            Preferred stock                                                            0                           0
            Common stock                                                          11,821                      11,821
            Additional paid-in capital                                        10,940,915                  10,940,915
            Accumulated deficit                                               (1,638,175)                   (824,268)
            Accumulated other comprehensive income (loss)                       (189,782)                     12,986
                                                                            ------------                ------------
                                   TOTAL STOCKHOLDERS' EQUITY                  9,124,779                  10,141,454
                                                                            ------------                ------------
                                                                            $  9,124,779                $ 10,142,826
                                                                            ============                ============

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998

NOTE O - CONDENSED FINANCIAL INFORMATION (CONTINUED)

         STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT


                                                                       1999             1998            1997
                                                                   -----------       ---------       ---------
         Income:
           Interest on indebtedness of
               Tarpon Coast National Bank                          $         0       $  56,361       $       0
           Interest on investment
               securities and other                                    122,527         165,393               0
                                                                   -----------       ---------       ---------
                                                TOTAL INCOME           122,527         221,754               0
                                                                   -----------       ---------       ---------
         Expenses:
           Salaries and employee benefits                                    0               0          98,000
           General operating                                            30,856          11,492          72,825
                                                                   -----------       ---------       ---------
                                              TOTAL EXPENSES            30,856          11,492         170,825
                                                                   -----------       ---------       ---------
                               INCOME (LOSS) FROM OPERATIONS
                             BEFORE INCOME TAX AND EQUITY IN
                        UNDISTRIBUTED NET LOSS OF SUBSIDIARY            91,671         210,262        (170,825)

         Income taxes                                                        0               0               0
                                                                   -----------       ---------       ---------
                              INCOME (LOSS) BEFORE EQUITY IN
                        UNDISTRIBUTED NET LOSS OF SUBSIDIARY            91,671         210,262        (170,825)

         Equity in undistributed net loss
           of subsidiary                                              (905,578)       (863,705)              0
                                                                   -----------       ---------       ---------
                                                    NET LOSS          (813,907)       (653,443)       (170,825)

         Accumulated deficit:
           Beginning of period                                        (824,268)       (170,825)              0
                                                                   -----------       ---------       ---------

           End of period                                           $(1,638,175)      $(824,268)      $(170,825)
                                                                   ===========       =========       =========

                    TARPON COAST BANCORP, INC. AND SUBSIDIARY

                           December 31, 1999 and 1998

NOTE O - CONDENSED FINANCIAL INFORMATION (CONTINUED)

         STATEMENTS OF CASH FLOWS


                                                                  1999              1998              1997
                                                              -----------       ------------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                    $  (813,907)      $   (653,443)      $(170,825)
  Adjustments to reconcile net loss
  to net cash provided by (used in)
  operating activities:
     Equity in undistributed net
       loss of subsidiary                                         905,578            863,705               0
     Depreciation of premises and
       equipment                                                        0                  0             962
     (Increase) decrease in other
       assets                                                      (1,221)            74,120         (74,153)
     Increase (decrease) in accrued
       expenses and other liabilities                              (1,372)           (47,391)         48,763
                                                              -----------       ------------       ---------
                          NET CASH PROVIDED BY (USED IN)
                                   OPERATING ACTIVITIES            89,078            236,991        (195,253)
                                                              -----------       ------------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Investment in subsidiary banks                                 (200,000)        (7,733,135)              0
  Purchases of premises and equipment                                   0           (392,920)        (97,002)
  Sale of premises and equipment                                  392,920                  0               0
                                                              -----------       ------------       ---------
                          NET CASH PROVIDED BY (USED IN)
                                   INVESTING ACTIVITIES           192,920         (8,126,055)        (97,002)
                                                              -----------       ------------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of
      common stock                                                      0         10,630,251           1,000
  Proceeds from (payments on)
      organizer advances                                                0            (44,350)        365,835
                                                              -----------       ------------       ---------
                                   NET CASH PROVIDED BY
                                   FINANCING ACTIVITIES                 0         10,585,901         366,835
                                                              -----------       ------------       ---------

                  INCREASE IN CASH AND CASH EQUIVALENTS           281,998          2,696,837          74,580

Cash and cash equivalents:
  Beginning of period                                           2,771,417             74,580               0
                                                              -----------       ------------       ---------
  End of period                                               $ 3,053,415       $  2,771,417       $  74,580
                                                              ===========       ============       =========

Board of Directors and Stockholders
of Tarpon Coast Bancorp, Inc.
Naples, Florida

                          Independent Auditors' Report

         We have audited the accompanying consolidated balance sheets of Tarpon Coast Bancorp, Inc., and its subsidiary Tarpon Coast National Bank (collectively, the Company) as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 1999 and the period from May 1, 1997 (date of inception) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tarpon Coast Bancorp, Inc. and subsidiary as of December 31, 1999 and 1998 and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended December 31, 1999 and the period from May 1, 1997 (date of inception) to December 31, 1997 in conformity with generally accepted accounting principles.

                                     /s/ Hill, Barth & King LLC
                                     ----------------------------
                                     Certified Public Accountants








January 19, 2000
Naples, Florida

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

SIMON L. DENOVA                       KATRINA A. TOWNS
Community Lending Officer             Personal Banking Officer
for the Bank                          for the Bank

CORPORATE COUNSEL                     EXECUTIVE OFFICE                     TRANSFER AGENT
John P. Greeley, Esq.                 1490 Tamiami Trail                   & REGISTRAR
Smith, Mackinnon, Greeley,            Port Charlotte, Florida 33948        American Stock Transfer & Trust Co.
Bowdoin & Edwards, P.A.               Phone 941-629-8111                   6201 15th Avenue
255 South Orange Avenue                                                    Brooklyn, New York 11219
Suite 800                             INDEPENDENT ACCOUNTANTS
Orlando, Florida 32801                Hill, Barth & King LLC
                                      3777 Tamiami Trail North
                                      Naples, Florida 34103