Form 10KSB40, Exhibit 13
period 2000-12-31
TARPON COAST BANCORP INC
filed 2001-03-13
CIK 1048435

EXHIBIT 13.1

2000 Annual Report to Shareholders

   TABLE OF CONTENTS

                                                                  PAGE

   LETTER TO SHAREHOLDERS AND FRIENDS                               1

   SELECTED FINANCIAL DATA                                          2

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
   FINANCIAL CONDITION AND RESULTS OF OPERATIONS                    3

   MARKET FOR COMMON STOCK                                          8

   CONSOLIDATED BALANCE SHEETS                                      9

   CONSOLIDATED STATEMENTS OF OPERATIONS                           10

   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                 11

   CONSOLIDATED STATEMENTS OF CASH FLOWS                           12

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                      14

   INDEPENDENT AUDITORS' REPORT                                    35

   CORPORATE INFORMATION                                           36



   ANNUAL MEETING
   The Annual Meeting of Shareholders will
   be held on Monday, April 23, 2001 at
   5:00 P.M. at the Best Western Waterfront
   Hotel in Punta Gorda, Florida

TO OUR SHAREHOLDERS AND FRIENDS:

2000 has again proven to be an exciting and rewarding year for your Company. Remaining true to our strategic initiative, substantial commitments were made of funds, people and facilities to permit the Company to continue to maximize its potential for quality asset growth. This strategy has again produced significant growth in assets and deposits, together with market share.

Founded in the tradition of a community bank, we remain dedicated to friendly, personal service and to building relationships with our clients. From greeting each customer by name to providing you with innovative products and services, we take those extra steps necessary to provide the finest possible banking experience. In the two and one half years since the Bank opened, the Company has achieved total assets of $63.8 million, attracting over $54.7 million in customer funds, and generating $52 million in net loan demand of which $44.2 million had been funded by year-end. We believe this is a strong indicator of how our concept of commitment to customer service and community continues to be embraced in our markets.

Moreover, during 2000 we achieved the following:
-  Total assets grew by $19.7 million or 45%.
-  Earning assets grew by 47% to $56.3 million.
-  Aggregate customer funds increased $20.6 million or 60%.
- We took occupancy of our full service North Port branch facility in April and, during the third quarter, acquired and have commenced remodeling a second branch office in the community of Englewood, which will serve coastal portions of both Charlotte and Sarasota Counties.

During the year the Company also organized a financial services subsidiary, Tarpon Coast Financial Services, Inc. (TCFS). We took this initiative in response to the Gramm-Leach-Bliley Act of 1999 that provided for the repeal of the long-standing separation of the banking, securities and insurance industries. With its addition, TCFS has brought us full financial service capabilities providing such products as life and disability insurance, annuities, retirement plans, mutual funds, as well as stocks and bonds. Having the capacity to deliver the full range of banking and financial services enhances our competitive positioning, permitting us to become the equivalent of a financial supermarket. Consistent with our commitment to outstanding service and community, we have staffed TCFS with a seasoned local financial services professional known to the community. John Milone joined us this past September as our Investment Services Officer. Prior to joining the Company, Mr. Milone spent eleven years in the financial services arena, the last five locally. He also holds the designation of a Certified Senior Advisor, attending to the needs of the retirement community by providing comprehensive planning and advice to our senior population. We will continue to seek avenues such as TCFS to expand our service capabilities, matching the needs of the market with the best in product and personnel.

This investment in facilities, personnel, products, and growth comes at the expense of earnings, not unlike other de novo institutions. While an improvement of 48% over last year, net loss for the year amounted to $419,000 as the Company continued to grow its asset base in order to cover its cost structure. Significant to this loss is the provision of $155,000 for potential loan losses, bringing the allowance for possible loan losses to $546,000 at December 31, 2000. The allowance, which represents 1.23% of total loans, is consistent with peer-group averages and reflects our conservative approach to managing the financial affairs of the Bank. This is borne out by the credit quality of our loan portfolio. At December 31, 2000, non-performing loans aggregated only $113,000 and net charge-offs for the year were just $64,000. We encourage you to read the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this report for more details on the overall financial performance of the Company.

As always, we encourage you to attend our Annual Shareholders' Meeting, which will be held on Monday April 23, 2001 at 5:00 P.M. at the Best Western Waterfront Hotel, Punta Gorda, Florida. This is an opportunity for us to showcase the Company and the Bank, answer any questions you may have, to celebrate our accomplishments, and rededicate ourselves to similar efforts for the ensuing year.

In closing, each of our directors, management and staff extends their heartfelt thanks to you for your continued support, assistance and enthusiasm that you have provided to the Company and the Bank. We look forward to seeing you at the Annual Meeting!

Sincerely,

/s/ Lewis S. Albert                              /s/ Todd H. Katz

Lewis S. Albert                                  Todd H. Katz
Chairman & Chief Executive Officer               Vice Chairman & President

SELECTED FINANCIAL DATA

The selected financial data of the Company presented below as of and for the years ended December 31, 2000, 1999, 1998 and 1997 have been derived from consolidated financial statements of the Company. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto.

                                                                                                  As of and for the
                                                                                               Years Ended December 31,
                                                                                               ------------------------
                                                                                                (Dollars in Thousands)
                                                                               2000            1999             1998         1997
                                                                               ----            ----             ----         ----
SUMMARY OF FINANCIAL CONDITION:
Total assets                                                                 $ 63,769        $ 44,104        $ 22,837        $ 245
Total cash and cash equivalents                                                 4,878           2,225           4,691           75
Investment securities                                                          10,485           9,468           8,652           --
Loans receivable, net of allowance for loan losses                             43,679          28,936           7,213           --
Total deposits                                                                 51,100          29,485          12,202           --
Total shareholders' equity                                                      8,885           9,125          10,141         (170)
Average shareholders' equity                                                    9,009           9,636          10,128           --
Average total assets                                                           53,423          34,967          13,181           --

SUMMARY OF OPERATING RESULTS:
Total interest and dividend income                                              3,727           2,163             691           --
Total interest expense                                                          1,742             948             132           --
Net interest income                                                             1,985           1,215             559           --
Provision for loan losses                                                         155             350             154           --
Total non-interest income                                                         201              84              18           --
Total non-interest expense                                                      2,450           1,763           1,076          171
Income (loss) before income taxes                                                (419)           (814)           (653)        (171)
Income tax expense                                                                 --              --              --           --
Net loss                                                                         (419)           (814)           (653)        (171)

SUPPLEMENTAL DATA:
Return on average total assets                                                  (0.79)%         (2.33)%         (4.95)%         --
Return on average shareholders' equity                                          (4.66)%         (8.45)%         (6.45)%         --
Net interest rate spread (1)                                                     3.71%           3.48%           4.23%          --
Net yield on average interest-earning assets (2)                                 4.25%           4.01%           4.96%          --
Net interest income to operating expenses (3)                                   81.00%          68.94%          51.91%          --
Average shareholders' equity to average total assets                            16.86%          27.56%          76.84%          --
Average interest-earning assets to average interest-bearing liabilities         1.24:1           1.4:1           4.1:1          --
Non-performing assets to total assets                                            0.18%             --              --           --
Non-performing loans to total loan receivable                                    0.26%             --              --           --
Allowance for loan losses to total loans receivable                              1.23%           1.55%           2.09%          --
Allowance for loan losses to non-performing loans receivable                    4.83:1             --              --           --
Basic and diluted loss per common share                                      $   (.35)       $   (.69)       $   (.60)          --
Dividends declared per share                                                       --              --              --           --
Book value per share                                                         $   7.52        $   7.88        $   8.57           --
Number of offices                                                                   2               2               1           --


(1) Rate earned on average total assets less the rate paid on average total assets.
(2)   Net interest income divided by average interest earning assets.
(3)   Operating expenses consist of operating expenses, less income taxes.

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

As the Company did not commence its banking operations until June 1, 1998, financial condition and results of operations as of and for the years ended December 31, 2000 and 1999 are not comparable to those for the period ended December 31, 1998.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

FINANCIAL CONDITION

For the year ended December 31, 2000, the Company continued to experience growth in assets, loans and deposits. During the year, total assets grew by $19.7 million or 45% to $63.8 million. This increase was funded through the attraction of customer deposit funds (including retail repurchase agreement balances) of $20.6 million during the year, ending with aggregate balances of $54.7 million at December 31, 2000. These funds were principally used to fund net loan demand of $14.8 million, increasing loan balances outstanding at December 31, 2000 to $44.2 million. Investment securities increased $1 million to $10.5 million. The Company's remaining liquidity at December 31, 2000, less current cash reserve requirements, was invested in overnight federal funds sold of $2.1 million. Premises and equipment increased $1.1 million during the year to $4.2 million, principally from the costs of completion of the Bank's branch office facility in North Port, Florida, together with the cost to acquire a branch facility in Englewood, Florida, that is expected to open in the second quarter of 2001. Total earning assets rose $17.9 million or 47% to $56.3 million.

RESULTS OF OPERATIONS

Interest income improved from $2,164,000 in 1999 to $3,727,000, a 72% increase. The yield on average earning assets for 2000 was 7.98% compared to 7.14% in 1999. Interest and fees on net loans for 2000 was $2,948,000 (average yield of 8.62%) compared to $1,419,000 (average yield of 8.32%), an increase of 108%. Interest on investment securities increased from $572,000 in 1999 (average yield of 5.98%) to $613,000 in 2000 (average yield of 6.18%). Interest on Federal Funds Sold and other short-term investments decreased from $173,000 in 1999 (average yield of 4.95%) to $167,000 in 2000 (average yield of 6.39%). As the rate environment for the second half of 2000 was markedly higher than that of 1999, the yield on earning assets improved coupled with a favorable shift in the mix of the Company's earning assets towards the loan portfolio. During 2000, average net loans comprised 73% of average earning assets compared to 56% in 1999.

Interest expense increased from $948,000 in 1999 to $1,743,000 in 2000. Interest on deposit accounts amounted to $1,510,000 in 2000 (average rate of 3.79%) compared to $841,000 in 1999 (average rate of 3.70%). Interest expense on customer repurchase agreements for 2000 was $226,000 (average rate of 5.28%) compared to $103,000 in 1999 (average rate of 4.30%). The Bank also incurred interest on other short-term borrowings of $6,000 and $1,000 in 2000 and 1999, respectively.

The Company's net interest margin for 2000 was 4.25% compared to 4.01% in 1999. The increase is principally attributable to the net effects of the positive yield comparisons discussed above, mitigated by a decrease in the ratio of average equity to average assets from 28% in 1999 to 17% in 2000.

Non-interest income for 2000 increased to $201,000 from $84,000 in 1999. The increase is generally consistent with the Bank's growth in customer volume and resultant fee activities. During the third quarter of 2000, the Company commenced financial service activities principally in the sale of insurance and investment products, which produced approximately $11,000 in commission income for the period.

Total non-interest expenses increased from $1,763,000 in 1999 to $2,450,000 in 2000, or an increase of 39%. Salaries and benefits expense represented the area of greatest change, increasing from $901,000 in 1999 to $1,268,000 in 2000. Full-time equivalent employees increased from 21 at December 31, 1999 to 32 at December 31, 2000 in response to the increase in the volume of customer relationships, together with the addition of new services and banking offices. Total assets per employee were $1,993,000 at December 31, 2000 compared to $2,100,000 at December 31, 1999. The increase in premises and equipment expense results principally from the incremental expenses associated with the Bank taking possession of its permanent North Port branch facility in April

2000. Aggregate operating expenses to average assets improved to 4.59 % for 2000 compared to 5.04 in 1999.

The provision for possible loan losses decreased to $155,000 in 2000 from $350,000 in 1999. Because of a lack of historical loss experience, the provision has been established based principally on loss histories of comparably sized and positioned banking institutions, adjusted for current economic and demographic conditions. During 1999, the Company provided an additional 0.5% reserve for potential Year 2000 credit risks that, based on the lack of resulting exposures, was recovered during the year ended December 31, 2000.

LOAN PORTFOLIO

Management believes that general economic conditions in the Company's operating area, including the real estate market, continue to be healthy due to the growth in the area's population and demand for property and services. Accordingly, the Company experienced continued demand for consumer and commercial financing in 2000 as net loans increased $14.7 million or 51% to $43.7 million at December 31, 2000. Unfunded loan commitments outstanding at December 31, 2000 aggregated $7.7 million. At December 31, 2000, commercial and industrial loans comprised 45.0% of total loans; residential real estate loans comprised 43.0%; lines of credit comprised 2.7%; and consumer loans comprised 9.3%. Commercial lending activity is focused on seasonal working capital loans and commercial real estate term loans. The Company generally does not seek to purchase or participate in loans of other institutions due to the adequacy of demand in its operating area.

It is the Company's policy to cease the accrual of interest on any loan that is past due 90 or more days as to principal or interest payments, or more currently if it is determined that the loan will not perform under its terms. Interest income on non-accruing loans is recognized on a cash basis. At December 31, 2000, the Company had $113,000 in non-accruing loans. During 2000, the aggregate amount of interest income that would have been recorded had these loans been accruing interest was $7,995, while amounts recorded as interest income on these loans aggregated $4,349 for the year. At December 31, 2000, the Company had no loans contractually past due 90 or more days which were still accruing interest and had no loans that represented troubled debt restructurings.

DEPOSITS

Total deposits increased $21.6 million, or 73%, to $51.1 million at December 31, 2000. During 2000, interest-bearing deposits increased 76% to $42.7 million while non-interest bearing deposits increased 61% to $8.4 million. At December 31, 2000, time deposits represented 37% of total deposits, other interest bearing deposits were at 47%, and non-interest bearing balances were 16%.

The Company also utilizes customer repurchase agreements to generate funds. These agreements call for interest payments ranging from between 25 to 75 basis points below the 13-week Treasury Bill rate, adjusted weekly. At December 31, 2000, the Company had $3.6 million in customer repurchase agreements outstanding.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

FINANCIAL CONDITION

For the year ended December 31, 1999, the Company experienced growth in assets, loans and deposits. During the year, total assets grew by $21.3 million or 93% to $44.1 million. This increase was funded through the attraction of customer deposit funds (including retail repurchase agreement balances) of $21.5 million during the year, ending with aggregate balances of $34.1 million at December 31, 1999. The Bank also had other short-term borrowings of $650,000 outstanding at December 31, 1999. These funds were principally used to generate net loan demand of $22 million, increasing loan balances outstanding at December 31, 1999 to $29.4 million. Investment in securities available for sale increased $815,000 to $9.5 million and premises and equipment increased $974,000 to $3.1 million. Total earning assets rose $19.1 million or 97% to $38.9 million.

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

LOAN PORTFOLIO

The Company experienced continued demand for consumer and commercial financing in 1999 as net loans increased $21.7 million or 301% to $28.9 million at December 31, 1999. Unfunded loan commitments outstanding at December 31, 1999 aggregated $6.8 million. At December 31, 1999, commercial and industrial loans comprised 49.5% of total loans; residential real estate loans comprised 29.6%; lines of credit 6.2%; and consumer were at 14.7%. Commercial lending activity is focused on seasonal working capital loans and commercial real estate term loans. The Company generally does not seek to purchase or participate in loans of other institutions due to the adequacy of demand in its operating area. At December 31, 1999, the Company had no non-accruing loans, had no loans contractually past due 90 or more days, and had no loans that represented troubled debt restructurings.

DEPOSITS

Total deposits increased $17.3 million, or 142%, to $29.5 million at December 31, 1999. During 1999, interest-bearing deposits increased 143% to $24.3 million while non-interest bearing deposits increased 136% to $5.2 million. At December 31, 1999, time deposits represented 34% of total deposits, other interest bearing deposits were at 49%, and non-interest bearing balances were 17%.

The Company also utilizes customer repurchase agreements to generate funds. These agreements call for interest payments ranging from between 25 to 75 basis points below the 13-week Treasury Bill rate, adjusted weekly. At December 31, 1999, the Company had $4.7 million in customer repurchase agreements outstanding.

CAPITAL RESOURCES AND LIQUIDITY

Management of the Company has developed a strategic initiative that provides for the expansion of its banking operations into new primary service areas, as well as continued expansion of its market share in its existing market. In this regard, certain initial outlays are required to fund the opening of branch facilities, including investment in premises and equipment, staffing and promotional activities. While it is anticipated that interest income will increase commensurate with interest expense as deposits continue to increase, non-interest expenses will generally be disproportionately higher until such time as the volume of deposits and earning assets generate net interest income and service fees sufficient to cover these costs. Management's philosophy in each instance of expansion is to attract deposit relationships through the offering of competitive rates, terms and service convenience.

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

Consistent with the objective of operating a sound financial organization, the Company maintains high capital ratios. Regulatory agencies including the Office of the Comptroller of the Currency and the Federal Reserve Bank have approved guidelines for a risk-based capital framework that makes capital requirements more sensitive to the risks germane to each individual institution. In order to be deemed well-capitalized under the guidelines, the Company shall maintain a Tier 1 risk-based capital ratio of at least 6%, a total risk-based capital ratio of 10% and a leverage capital ratio of 5%. At December 31, 2000, the Company's Tier I risk-based capital ratio was 19.18%, total risk-based capital ratio was 20.36% and the leverage capital ratio was 14.52%.

The Company's ability to satisfy demands for credit, deposit withdrawals and other corporate needs depends on its level of liquidity. The Company utilizes several means to manage its liquidity. Traditionally, increases in deposits are sufficient to provide adequate levels of liquidity; however, if needed, the Company has $4.5 million in credit facilities available from correspondent banks, outlets for the sale of loans from its portfolio and short-term investments that could be liquidated if necessary. While the Company has had limited need to utilize these sources of liquidity, it continues to maintain their availability on a contingent basis.

INTEREST SENSITIVITY

The following is a combined maturity and repricing analysis of rate-sensitive assets and liabilities as of December 31, 2000.


                                               0-90          91-180       181-365           OVER
                                               DAYS           DAYS          DAYS           1 YEAR        TOTAL
                                               ----           ----          ----           ------        -----
                                                                    (Dollars in Thousands)
Interest Earning Assets:
     Federal Funds Sold                     $  2,100       $     --       $     --       $     --       $ 2,100
     Investment Securities                        --            499            859          9,127        10,485
     Loans                                     9,851          2,970          7,454         23,950        44,225
                                            --------       --------       --------        -------       -------
         Total Interest Earning Assets        11,951          3,469          8,313         33,077        56,810
                                            --------       --------       --------        -------       -------
Interest Bearing Liabilities                  33,927          3,968          7,908            484        46,287
                                            --------       --------       --------        -------       -------
Excess (Deficiency) of Rate
     Sensitive Assets Less Rate
     Sensitive Liabilities                  $(21,976)      $   (499)      $    405        $32,593       $10,523
                                            ========       ========       ========        =======       =======
Excess (Deficiency) as a
     Percentage of Earning Assets             -38.68%         -0.88%          0.71%         57.37%        18.52%
Cumulative Excess (Deficiency)              $(21,976)      $(22,475)      $(22,070)       $10,523
                                            ========       ========        =======       =======
Cumulative Excess (Deficiency)
     As a Percentage of
     Earning Assets                           -38.68%        -39.56%        -38.85%         18.52%


The objective of interest-sensitivity management is to minimize the risk associated with the effect of interest rate changes on net interest margins while maintaining net interest income at acceptable levels. Managing this risk involves monthly monitoring of the interest-sensitive assets relative to interest-sensitive liabilities over specific time intervals. All assets and liabilities are evaluated as maturing at the earlier of repricing date or contractual maturity date. While liabilities without specific terms such as money market, NOW and savings accounts are generally considered core deposits for liquidity purposes, they are deemed to reprice for purposes of interest rate sensitivity analysis. Except for the Company's "Treasure Checking" which is tied to the 13 week U.S. Treasury auction rate, management periodically adjusts rates on each of these accounts.

At December 31, 2000, the Company had $23.7 million in interest-sensitive assets compared to $45.8 million in interest-sensitive liabilities (of which $23.5 million were considered core deposits) that will mature or reprice within a year.

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

PROPOSED EXPENDITURES

At December 31, 2000, the Company was in the process of completion of its branch facility in Englewood, Florida. Expenditures required to complete and equip the facility are estimated at approximately $610,000 at December 31, 2000.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company's Common Stock was held by approximately 820 registered holders of record as of February 1, 2001, and is quoted on the OTC Bulletin Board under the symbol "TCBA." To date there has been no regular and liquid market for the common stock, and there can be no assurance that a regular and liquid trading market will develop in the foreseeable future.

The following table shows, for the periods indicated, the high and low bid quotations per share of transactions in the Company's common stock as quoted on the OTC Bulletin Board. Certain other private transactions may have occurred during the periods indicated of which the Company has no knowledge. The following prices represent inter-dealer prices without retail markups, markdowns or commissions and may not represent actual transactions.


                                      Per Share
                                      Bid Prices
                              --------------------------
                              High                  Low
                              ----                  ---
2000
----
1st Quarter                  $11.12                $ 9.00
2nd Quarter                  $10.00                $ 9.00
3rd Quarter                  $ 8.62                $ 7.37
4th Quarter                  $ 8.50                $ 7.00

1999
----
1st Quarter                  $13.50                $13.00
2nd Quarter                  $13.00                $12.50
3rd Quarter                  $13.12                $12.50
4th Quarter                  $12.50                $10.50


No cash or other dividends were declared or paid during the years ended December 31, 2000 or 1999. The Company expects that all Company and Bank earnings, if any, will be retained to finance the growth of the Company and the Bank and that no cash dividends will be paid for the foreseeable future.

                       CONSOLIDATED BALANCE SHEETS

               TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                       December 31, 2000 and 1999


                                                                                 2000             1999
                                                                             ------------     ------------
            ASSETS

Cash and due from banks                                                      $  2,778,265     $  2,224,990
Federal funds sold                                                              2,100,000                0
                                                                             ------------     ------------
                                          TOTAL CASH AND CASH EQUIVALENTS       4,878,265        2,224,990
                                                                             ------------     ------------

Securities available for sale - NOTE B                                         10,118,411        9,154,506

Loans - NOTE C                                                                 44,246,512       29,398,056
Less:
    Allowance for loan losses - NOTE C                                           (545,932)        (454,576)
    Unearned income and deferred loan fees                                        (21,411)          (7,645)
                                                                             ------------     ------------
                                                                NET LOANS      43,679,169       28,935,835
                                                                             ------------     ------------

Restricted securities, Federal Home Loan Bank
    Federal reserve Bank stock, at cost                                           366,900          313,400
Premises and equipment - NOTE D                                                 4,274,523        3,123,866
Accrued interest receivable                                                       364,320          197,187
Other assets                                                                       87,252          153,879
                                                                             ------------     ------------
                                                                             $ 63,768,840     $ 44,103,663
                                                                             ============     ============


            LIABILITIES AND STOCKHOLDERS EQUITY

Deposits - NOTE E                                                            $ 51,100,029     $ 29,484,727
Federal funds purchased and securities
    sold under agreements to repurchase - NOTE F                                3,650,590        5,309,717
Accrued interest payable                                                           62,538           42,366
Accrued expenses and other liabilities                                             70,653          142,074
                                                                             ------------     ------------
                                                        TOTAL LIABILITIES      54,883,810       34,978,884
                                                                             ------------     ------------

Commitments - NOTE H
Stockholders Equity (Deficit) - NOTE K:
    Preferred stock, no par value, 2,000,000 shares                                     0                0
      authorized, no shares issued and outstanding
    Common stock, par value $.01 per share,
      10,000,000 shares authorized, 1,182,151,
      shares issued and outstanding                                                11,821           11,821
    Additional paid-in capital                                                 10,940,915       10,940,915
    Accumulated deficit                                                        (2,057,644)      (1,638,175)
    Accumulated other comprehensive loss                                          (10,062)        (189,782)
                                                                             ------------     ------------
                                                TOTAL STOCKHOLDERS EQUITY       8,885,030        9,124,779
                                                                             ------------     ------------
                                                                             $ 63,768,840     $ 44,103,663
                                                                             ============     ============


           See accompanying notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                  Years ended December 31, 2000, 1999 and 1998


                                                                  2000            1999            1998
                                                               -----------     -----------     -----------
INTEREST INCOME
    Interest and fees on loans                                 $ 2,947,641     $ 1,418,542     $   148,513
    Interest on securities                                         613,286         572,014         399,355
    Interest on federal funds sold and other                       166,535         172,964         142,785
                                                               -----------     -----------     -----------
                                      TOTAL INTEREST INCOME      3,727,462       2,163,520         690,653
                                                               -----------     -----------     -----------

INTEREST EXPENSE
    Interest on deposits                                         1,510,125         840,979         127,591
    Interest on other borrowings                                   232,726         107,116           4,314
                                                               -----------     -----------     -----------
                                     TOTAL INTEREST EXPENSE      1,742,851         948,095         131,905
                                                               -----------     -----------     -----------

                                        NET INTEREST INCOME      1,984,611       1,215,425         558,748
PROVISION FOR LOAN LOSSES                                          155,300         350,000         154,000
                                                               -----------     -----------     -----------
                        NET INTEREST INCOME AFTER PROVISION
                                            FOR LOAN LOSSES      1,829,311         865,425         404,748

NON-INTEREST INCOME
    Service charges, commissions and fees                          201,391          83,724          18,287
                                                               -----------     -----------     -----------
                                                                 2,030,702         949,149         423,035
                                                               -----------     -----------     -----------

NON-INTEREST EXPENSES
    Salaries and employee benefits - NOTE I                      1,267,792         900,871         571,397
    Occupancy expenses                                             146,670          98,124         170,630
    Equipment rental, depreciation and
      maintenance                                                  294,531         226,144          57,854
    General operating - NOTES I AND N                              741,179         537,917         276,597
                                                               -----------     -----------     -----------
                                       TOTAL OTHER EXPENSES      2,450,172       1,763,056       1,076,478
                                                               -----------     -----------     -----------
                                   LOSS BEFORE INCOME TAXES       (419,469)       (813,907)       (653,443)

INCOME TAXES - NOTE G                                                    0               0               0
                                                               -----------     -----------     -----------
                                                   NET LOSS    $  (419,469)    $  (813,907)    $  (653,443)
                                                               ===========     ===========     ===========

LOSS PER SHARE                                                 $     (0.35)    $     (0.69)    $     (0.60)
                                                               ===========     ===========     ===========

WEIGHTED AVERAGE SHARES OUTSTANDING                              1,182,151       1,182,151       1,091,473
                                                               ===========     ===========     ===========






           See accompanying notes to consolidated financial statements

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                 Years ended December 31, 2000, 1999, and 1998.

                                                                                 ACCUMULATED
                                                  ADDITIONAL                        OTHER
                                   COMMON          PAID-IN        ACCUMULATED   COMPREHENSIVE
                                    STOCK          CAPITAL          DEFICIT        INCOME          TOTAL
                                 -----------     ------------     -----------   -------------   ------------
Balance (deficit)
     December 31, 1997           $         1     $        999     $  (170,825)    $       0     $   (169,825)
   Common stock issued,
     net of offering
     cost of $868,774                 11,821       10,940,915               0             0       10,952,736
   Common stock retired
     with offering proceeds
     (organizational shares)              (1)            (999)              0             0           (1,000)
   Comprehensive income:
     Net loss for 1998                     0                0        (653,443)            0         (653,443)
     Unrealized gain on
       available for sale
       investment securities               0                0               0        12,986           12,986
                                                                                                ------------
   Total comprehensive income                                                                       (640,457)
                                 -----------     ------------     -----------     ---------     ------------
Balance (deficit)
     December 31, 1998                11,821       10,940,915        (824,268)       12,986       10,141,454
   Comprehensive income:
     Net loss for 1999                     0                0        (813,907)            0         (813,907)
     Unrealized gain on
       available for sale
       investment securities               0                0               0      (202,768)        (202,768)
                                                                                                ------------
   Total comprehensive income                                                                     (1,016,675)
                                 -----------     ------------     -----------     ---------     ------------
BALANCE (DEFICIT)
     DECEMBER 31, 1999                11,821       10,940,915      (1,638,175)     (189,782)       9,124,779
   COMPREHENSIVE INCOME:
     NET LOSS FOR 2000                     0                0     $  (419,469)            0         (419,469)
     UNREALIZED GAIN ON
       AVAILABLE FOR SALE
       INVESTMENT SECURITIES               0                0               0       179,720          179,720
                                                                                                ------------
   TOTAL COMPREHENSIVE INCOME                                                                       (239,749)
                                 -----------     ------------     -----------     ---------     ------------
BALANCE (DEFICIT)
     DECEMBER 31, 2000           $    11,821     $ 10,940,915     $(2,057,644)    $ (10,062)    $  8,885,030
                                 ===========     ============     ===========     =========     ============











           See accompanying notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                  Years ended December 31, 2000, 1999 and 1998


                                                                       2000             1999             1998
                                                                   ------------     ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                       $   (419,469)    $   (813,907)    $   (653,443)
    Adjustments to reconcile net loss to net
    cash used in operating activities:
      Depreciation and amortization                                     256,471          180,242          148,473
      Provision for loan losses                                         155,300          350,000          154,000
      Accretion of deferred loan fees
        and discounts                                                     3,593             (986)               0
      Increase in accrued interest receivable                          (167,133)         (98,635)         (98,552)
      (Increase) decrease in other assets                               (25,956)         (16,619)          34,660
      Increase in accrued interest payable                               20,172           19,521           22,845
      Increase (decrease) in accrued expenses
        and other liabilities                                           (71,421)         117,830          (24,519)
                                                                   ------------     ------------     ------------
                          NET CASH USED IN OPERATING ACTIVITIES        (248,443)        (262,554)        (416,536)
                                                                   ------------     ------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Net increase in loans                                           (14,905,634)     (22,071,467)      (7,367,382)
    Purchases of securities available for sale                       (2,508,988)      (5,620,831)      (9,580,357)
    Proceeds from maturities of securities
      available for sale and principal collections                    1,820,793        4,498,188          947,545
    Purchase of restricted securities                                   (53,500)               0                0
    Purchases of premises and equipment                              (1,407,128)      (1,154,700)      (2,201,842)
                                                                   ------------     ------------     ------------
                          NET CASH USED IN INVESTING ACTIVITIES     (17,054,457)     (24,348,810)     (18,202,036)
                                                                   ------------     ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase in deposits                                         21,615,302       17,282,339       12,202,388
    Repayment of organizer advances                                           0                0          (44,350)
    Net increase (decrease) in securities sold under
      agreement to repurchase                                        (1,659,127)       4,863,134          446,583
    Net proceeds from issuance of common stock                                0                0       10,630,252
                                                                   ------------     ------------     ------------
                      NET CASH PROVIDED BY FINANCING ACTIVITIES      19,956,175       22,145,473       23,234,873
                                                                   ------------     ------------     ------------

                                NET INCREASE (DECREASE) IN CASH
                                           AND CASH EQUIVALENTS       2,653,275       (2,465,891)       4,616,301

CASH AND CASH EQUIVALENTS
      Beginning of year                                               2,224,990        4,690,881           74,580
                                                                   ------------     ------------     ------------
      End of year                                                  $  4,878,265     $  2,224,990     $  4,690,881
                                                                   ============     ============     ============




          See accompanying notes to consolidated financial statements

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                  Years ended December 31, 2000, 1999 and 1998


                                                                       2000             1999             1998
                                                                   ------------     ------------     ------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
      Cash paid during the year for:

        Interest                                                   $  1,722,679     $    928,574     $    109,060
                                                                   ============     ============     ============

      Noncash Transactions:

        Settlement of organizer advances in exchange
           for issuance of common stock                            $          0     $          0     $    321,485
                                                                   ============     ============     ============

        Unrealized increase (decrease) in fair value
           on securities available for sale                        $    (15,246)    $   (287,549)    $     19,676
                                                                   ============     ============     ============











          See accompanying notes to consolidated financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


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

The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiaries, Tarpon Coast National Bank and Tarpon Coast Financial Services, Inc. All significant intercompany balances and transactions have been eliminated.

Nature of Operations:

The Bank operates under a national bank charter and provides full banking services within the Port Charlotte, North Port, Englewood and Punta Gorda, Florida area at two banking facilities. As a national bank, it is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation.

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

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements:

In June 1998, the Financing Accounting Standards Board (FASB) issued Statement No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS 137 which deferred the effective date of SFAS 133 to years beginning after June 15, 2000. Management does not believe this statement will have a material impact on financial condition and results of operations.

NOTE B - SECURITIES

The amortized cost, unrealized gains and losses and estimated fair value of available for sale investment securities shown in the consolidated balance sheets of the Company at December 31, are as follows:

                                                     GROSS UNREALIZED      ESTIMATED
                                      AMORTIZED     -------------------       FAIR
                                        COST         GAINS      LOSSES       VALUE
                                     -----------    -------    --------    -----------
DECEMBER 31, 2000:

MORTGAGE-BACKED SECURITIES
    OF U.S. GOVERNMENT AGENCIES      $ 2,069,087    $     0    $ 25,430    $ 2,043,657
U.S. TREASURY SECURITIES AND
    OTHER U.S. AGENCY OBLIGATIONS      7,461,767      5,978           0      7,467,745
INDEPENDENT BANKERS BANK STOCK            49,914          0           0         49,914
CORPORATE BONDS                          552,889      4,206           0        557,095
                                     -----------    -------    --------    -----------
TOTALS                               $10,133,657    $10,184    $ 25,430    $10,118,411
                                     ===========    =======    ========    ===========

December 31, 1999:

Mortgage-backed securities
    of U.S. Government Agencies      $ 2,890,115    $     0    $ 83,829    $ 2,806,286
U.S. Treasury securities and
    other U.S. agency obligations      6,502,026          0     203,720      6,298,306
Independent Bankers Bank Stock            49,914          0           0         49,914
                                     -----------    -------    --------    -----------
Totals                               $ 9,442,055    $     0    $287,549    $ 9,154,506
                                     ===========    =======    ========    ===========

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


NOTE B - SECURITIES (CONTINUED)

Expected maturities of investment securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Periodic payments are received of mortgage-backed securities based on the payment patterns of the underlying collateral. Maturities of mortgage-based securities are included below based on their expected average life of similar investments as determined by the Bank's portfolio and analysis servicer. As of December 31, 2000, the amortized cost and estimated fair value of investment securities available for sale, by contractual maturities, are as follows:

                                                             ESTIMATED
                                              AMORTIZED        FAIR
                                                COST          VALUE
                                             -----------    -----------
         Due within one year                 $ 1,371,842    $ 1,356,741
         Due after one through five years      6,777,772      6,794,876
         Due after five through ten years      1,934,129      1,916,880
                                             -----------    -----------
                                              10,083,743     10,068,497
         Independent Bankers Bank                 49,914         49,914
                                             -----------    -----------
         Totals                              $10,133,657    $10,118,411
                                             ===========    ===========

Investment securities with an amortized cost and fair value of $8,547,685 and $8,513,967, respectively, at December 31, 2000, were pledged to secure repurchase agreements (see Note F).

NOTE C - LOANS

The composition of loans at December 31, is as follows:

                                                 2000           1999
                                             -----------    -----------
         Commercial                          $22,835,012    $14,547,771
         Real estate                          14,215,944      8,698,280
         Lines of credit                       1,258,830      1,828,262
         Consumer                              5,936,726      4,323,743
                                             -----------    -----------
         Totals                              $44,246,512    $29,398,056
                                             ===========    ===========

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


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

The Bank had $113,000 and zero loans on nonaccrual as of December 31, 2000 and 1999, respectively.

The activity in the allowance for loan losses for the years ended December 31, is as follows:

                                               2000          1999
                                            ----------    ----------
       Balance at beginning of year         $  454,576    $  154,000
       Provision charged to operations         155,300       350,000
       Charge-offs                             (63,994)      (49,456)
       Recoveries                                   50            32
                                            ----------    ----------
       Balance at end of year               $  545,932    $  454,576
                                            ==========    ==========

NOTE D - PREMISES AND EQUIPMENT

Premises and equipment at December 31, consist of the following:

                                               2000          1999
                                            ----------    ----------
       Land and land improvements           $1,507,897    $1,274,391
       Building                              1,955,665       941,363
       Motor vehicles                           21,802        21,802
       Leasehold improvements                    3,222         3,222
       Furniture, fixtures and equipment       736,850       488,229
       EDP equipment and software              479,379       331,938
       Construction in progress                 39,430       276,171
                                            ----------    ----------
                                             4,744,245     3,337,116
       Less accumulated depreciation           469,722       213,250
                                            ----------    ----------
       Totals                               $4,274,523    $3,123,866
                                            ==========    ==========

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


NOTE D - PREMISES AND EQUIPMENT (CONTINUED)

Depreciation expense was $ 256,471, $180,242, and $148,473 for the years ended December 31, 2000, 1999 and 1998, respectively. Additionally, during 1999 the bank disposed of $116,427 of assets which were fully depreciated as of the disposal date. No gain or loss was recognized as a result of this transaction.

NOTE E - DEPOSITS

Deposits at December 31, are comprised of the following:

                                              2000           1999
                                           -----------    -----------
    Interest-bearing:
      Money market                         $10,851,152    $ 1,925,994
      Negotiable order of
        withdrawal accounts                  5,178,249      4,023,053
      Savings                                7,492,913      8,405,954
      Certificates of deposit:
        Less than $100,000                  15,062,476      7,946,735
        $100,000 or more                     4,051,115      1,990,510
                                           -----------    -----------
                                            42,635,905     24,292,246
      Demand (non-interest-bearing)          8,464,124      5,192,481
                                           -----------    -----------
      Totals                               $51,100,029    $29,484,727
                                           ===========    ===========

The maturities on certificates of deposit of $100,000 or more as of December 31, 2000 are as follows:

      Three months or less                                     $ 1,359,010
      Over three months to six months                              739,523
      Over six months to twelve months                             629,450
      Over twelve months                                         1,323,132
                                                               -----------
      Total                                                    $ 4,051,115
                                                               ===========

Included in interest expense is $148,617 which relates to interest on certificates of deposit of $100,000 or more.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


NOTE E - DEPOSITS (CONTINUED)

The maturities on certificates of deposits as of December 31, 2000 are as follows:

      2001                                               $  9,654,152
      2002                                                  5,937,561
      2003                                                  1,175,599
      2004                                                  2,001,071
      2005                                                    201,180
      Thereafter                                              144,028
                                                         ------------
      Total                                              $ 19,113,591
                                                         ============


NOTE F - SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE AND OTHER BORROWINGS

The securities sold under agreements to repurchase (the repurchase agreement) have been accounted for as a financing and the obligation to repurchase the securities sold is reflected as a liability in the consolidated balance sheets. The repurchase agreements were transacted with various Bank customers and interest is payable monthly at varying rates (average rate of 5.28% at December 31, 2000) tied to the 13-week U.S. Treasury Bill rates. These agreements immediately terminate upon written notice by either party. Securities sold under agreement to repurchase averaged $4,286,868 and $2,466,301 during 2000 and 1999, respectively. The maximum amount outstanding at any month end under such agreement during 2000 and 1999 was $5,596,739 and $3,000,590, respectively.

NOTE G - INCOME TAXES

At December 31, 2000 and 1999, the Bank assessed its earnings history and trend over the past year, its estimate of future earnings, and the expiration date of the net operating loss carryforward and determined that it is more likely than not that the deferred tax assets will not be realized in the near term. Accordingly, a valuation allowance is recorded at December 31, 2000 and 1999.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


NOTE G - INCOME TAXES (CONTINUED)

The components of deferred tax assets and deferred tax liabilities at December 31, are as follows:

                                                       2000        1999
                                                     --------    --------
   Deferred tax assets:
     Net operating loss carryforwards                $471,506    $268,308
     Allowance for loan losses                        151,131     141,120
     Organizational and startup costs                  75,752     107,097
     Unrealized loss in investment securities           5,184      97,767
     Other deductions deferred for
       income taxes                                         0       6,060
                                                     --------    --------
                                                      703,573     620,352
                                                     --------    --------
   Deferred tax liabilities:
     Depreciation on premises and equipment            29,293      13,900
     Unrealized gain in investment securities             169           0
                                                     --------    --------
                                                       29,462      13,900
                                                     --------    --------

     Valuation allowance                              668,927     508,685
                                                     --------    --------
   Deferred tax assets, net                          $  5,184    $ 97,767
                                                     ========    ========

At December 31, 2000, the Company had a tax net operating loss carryforward of approximately $1,387,000 expiring on various dates from 2018 through 2020.

NOTE H - COMMITMENTS

As of December 31, 2000, the Company was in the initial stages of completion of the build out of a branch banking facility in Englewood. Expenditures required to complete and equip the facility total approximately $610,000 at December 31, 2000.

The Company and the Bank have entered into employment agreements expiring at various times in 2001 and 2002 with five senior officers providing for minimum annual compensation aggregating approximately $479,000.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


NOTE I - RETIREMENT PLAN

The Company maintains a 401(k) Retirement Plan (the Plan) to which eligible employees may contribute from 1% to 20% of their pay. The Company contributes to the Plan 50% of an eligible employee's deferral on the first 6% that the eligible employee defers, and may make discretionary contributions in excess of that amount based on the Company's profitability and approval of the board of directors. Employees who have completed at least one year of service and have attained age 21 are generally eligible to participate. Employee contributions are 100% vested as amounts are credited to the employee's account. Company contributions become 20% vested when an employee has completed 1 year of service, and vest at a rate of 20% per year thereafter, fully vesting when an employee has completed 5 years of service. The Company made contributions to the Plan of $20,887, $19,626 and $8,525 for the years ended December 31, 2000, 1999 and 1998 respectively.

NOTE J - RELATED PARTY TRANSACTIONS

The Bank has granted loans to executive officers and directors of the Bank and the Company and to associates of such executive officers and directors. Such loans were made in the ordinary course of business under normal credit terms and do not represent more than the normal risk of collection. The activity for these loans for 2000 is as follows:

      Loan balances at December 31, 1999                       $ 1,707,314
      New loans                                                  1,040,989
      Repayments                                                   496,912
                                                               -----------
      Loan balances at December 31, 2000                       $ 2,251,391
                                                               ===========


The Bank also has accepted deposits and entered into repurchase agreements from employees, officers and directors of the Bank and the Company and from affiliates of such officers and directors. The deposits and repurchase agreements were accepted on substantially the same terms as those of other depositors. Such deposits and repurchase agreements amounted to approximately $814,660 and $588,562, respectively at December 31, 2000 and $2,269,551 and
$1,157,875, respectively at December 31, 1999.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


NOTE K - STOCKHOLDERS EQUITY

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

                                                2000            1999           1998
                                              ---------      ----------     ----------
      Net loss as reported                    $(419,469)     $ (813,907)    $ (653,443)
      Proforma net loss                       $(401,594)     $ (850,434)    $ (689,307)
      Net loss per share as reported          $   (0.35)     $    (0.69)    $    (0.60)
      Proforma net loss per share             $   (0.34)     $    (0.72)    $    (0.63)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. Assumptions used in 2000, 1999 and 1998 include: dividend yield of 0.00%, expected volatility of 17.02%, 16.12% and 35.34%, risk-free interest rate of 5.25%, 6.00% and 5.00% and average expected lives of 8.73, 9.19 and 10 years, respectively. At December 31, 2000, 1999 and 1998, options for 25,350, 14,200 and 6,350 shares were exercisable at an average price per share of $10.23, $10.57 and $10.00, respectively. Options granted expire after 10 years and are exercisable in 10% increments beginning on the date of grant and continuing annually until fully exercisable. Transactions related to this stock option plan are as follows:

                                                                  WEIGHTED
                                                                   AVERAGE
                                                OPTIONS         OPTION PRICE
                                              OUTSTANDING        PER SHARE
                                              -----------       ------------
      Balance December 31, 1997                       0
      Granted                                    63,500          $   10.00
                                                -------          ---------
      Balance December 31, 1998                  63,500          $   10.00
      Granted                                    15,000          $   12.96
                                                -------          ---------
      Balance December 31, 1999                  78,500          $   10.57
      GRANTED                                    33,000          $    9.42
                                                -------          ---------
      BALANCE DECEMBER 31, 2000                 111,500          $   10.23
                                                =======          =========

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


NOTE K - STOCKHOLDERS EQUITY (CONTINUED)

The following table summarizes information about stock options outstanding at December 31, 2000:

                                                            Weighted
                                                            Average
                                          Weighted         Remaining                               Weighted
                                          Average         Contractual                               Average
     Range of                             Exercise           Life                                  Exercise
  Exercise Prices      Outstanding         Price           (in years)         Exercisable            Price
-------------------    -----------        --------        -----------         -----------          --------
  $      10.00             63,500          $ 10.00             7.1               19,050             $ 10.00
   12.50-13.25             15,000            12.96             8.3                3,000               12.96
    7.50-10.50             33,000             9.42             9.4                3,300                9.42
-------------------       -------          -------             ---               ------             -------
Total                     111,500          $ 10.23                               25,350             $ 10.27
                          =======          =======                               ======             =======


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

The approval of the Comptroller of the Currency is required for national banks to pay dividends in excess of earnings retained in the current year plus retained net profits for the preceding two years. As of December 31, 2000, no amount was available for distribution to the Company as dividends without prior regulatory approval.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


NOTE K - STOCKHOLDERS EQUITY (CONTINUED)

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

                                      Capital to risk-
                                       weighted assets
                                    ----------------------
                                                                    Tier 1 capital
                                    Total           Tier 1         to average assets
                                    -----           ------         -----------------
Well capitalized                     10%              6%                  5%
Adequately capitalized                8%              4%                  4%
Undercapitalized                      6%              3%                  3%


The Company was considered well capitalized as of December 31, 2000 and 1999.

Management is not aware of any events or circumstances that have occurred since year-end that would change the Company's capital category.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


NOTE K - STOCKHOLDERS EQUITY (CONTINUED)

At December 31, actual capital levels and minimum required levels were as follows (in thousands):

                                                                        Minimum Required
                                                       Minimum             To Be Well
                                                       Required         Capitalized Under
                                                     For Capital        Prompt Corrective
                                                       Adequacy               Action
                                  Actual               Purposes             Regulations
-----------------------------------------------------------------------------------------
                           Amount      Ratio       Amount      Ratio      Amount    Ratio
-----------------------------------------------------------------------------------------
2000
TOTAL CAPITAL (TO RISK
    WEIGHTED ASSETS)
      CONSOLIDATED         $9,441      20.36%      $3,710       8.00%     $4,638    10.00%
      BANK                 $6,885      14.85%      $3,710       8.00%     $4,638    10.00%
TIER 1 CAPITAL (TO RISK
    WEIGHTED ASSETS)
      CONSOLIDATED         $8,895      19.18%      $1,855       4.00%     $2,783     6.00%
      BANK                 $6,339      13.67%      $1,855       4.00%     $2,783     6.00%
TIER 1 CAPITAL (TO
    AVERAGE ASSETS)
      CONSOLIDATED         $8,895      14.52%      $2,450       4.00%     $3,063     5.00%
      BANK                 $6,339      10.35%      $2,450       4.00%     $3,063     5.00%

1999
Total capital (to risk
    weighted assets)
      Consolidated         $9,714      30.45%      $2,552       8.00%     $3,190    10.00%
      Bank                 $6,659      20.87%      $2,552       8.00%     $3,190    10.00%
Tier 1 capital (to risk
    weighted assets)
      Consolidated         $9,315      29.20%      $1,276       4.00%     $1,914     6.00%
      Bank                 $6,260      19.62%      $1,276       4.00%     $1,914     6.00%
Tier 1 capital (to
    average assets)
      Consolidated         $9,315      21.68%      $1,718       4.00%     $2,148     5.00%
      Bank                 $6,260      14.57%      $1,718       4.00%     $2,148     5.00%

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


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

Credit losses are incurred when one of the parties fails to perform in accordance with the terms of the contract. The Banks' exposure to off-balance sheet credit risk is represented by the contractual amount of the commitments to extend credit and standby letters of credit. At December 31, 2000 and 1999, the Bank had commitments of approximately $7,702,000 and $6,762,692, respectively, for undisbursed portions of loans in process and unused portions of lines of credit. Commitments under standby letters of credit aggregated approximately $24,000 and $20,000 at December 31, 2000 and 1999, respectively.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


NOTE M - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table presents the estimates of fair value of financial instruments as of December 31:

                                                         2000
                                              --------------------------
                                                              ESTIMATED
                                                CARRYING        FAIR
                                                 AMOUNT         VALUE
                                              -----------    -----------
          Financial assets:
             Cash and cash equivalents        $ 4,878,265    $ 4,878,265
             Securities available for sale     10,485,311     10,485,311
             Net loans                         43,679,169     42,040,847
             Accrued interest receivable          364,320        364,320
          Financial liabilities:
             Deposits                          51,100,029     52,343,907
             Accrued interest payable              62,538         62,538
          Off-Balance Sheet Credit Risk:
             Commitments to extend credit       7,702,000      7,702,000
             Standby letters of credit             24,000         24,000

                                                         1999
                                              --------------------------
                                                             ESTIMATED
                                               CARRYING         FAIR
                                                AMOUNT          VALUE
                                              -----------    -----------
          Financial assets:
             Cash and cash equivalents        $ 2,224,990    $ 2,224,990
             Securities available for sale      9,104,592      9,104,592
             Net loans                         28,935,835     27,207,498
             Accrued interest receivable          197,187        197,187
          Financial liabilities:
             Deposits                          29,484,727     29,313,768
             Accrued interest payable              42,366         42,366
          Off-Balance Sheet Credit Risk:
             Commitments to extend credit       6,762,692      6,762,692
             Standby letters of credit             20,000         20,000

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


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

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


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

NOTE N - GENERAL OPERATING EXPENSES

The following amounts comprise general operating expenses for the year ended December 31:

                                                           2000        1999       1998
                                                         --------    --------    --------
          Stationery and supplies                        $ 73,263    $ 89,015    $ 42,817
          Telephone                                        35,836      27,655      18,294
          Professional and outside service fees           364,780     239,307      94,446
          Advertising, marketing and public relations      84,870      72,795      34,908
          Professional dues                                22,511      11,991      13,561
          Insurance                                        31,467      23,685      32,854
          Automobile                                        4,494       6,068       2,728
          Other                                           123,958      67,401      36,989
                                                         --------    --------    --------

          Totals                                         $741,179    $537,917    $276,597
                                                         ========    ========    ========

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


NOTE O - CONDENSED FINANCIAL INFORMATION

The condensed financial information of Tarpon Coast Bancorp, Inc. (parent company only) as of December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999 and 1998, is as follows:

        BALANCE SHEETS

                                                                           December 31
                                                                  -----------------------------
                                                                      2000             1999
                                                                  ------------     ------------
        Assets:
           Investment in and indebtedness of
              subsidiary, at equity                               $  6,329,405     $  6,070,110
           Cash and due from banks                                   2,554,522        3,053,415
           Other assets                                                  1,103            1,254
                                                                  ------------     ------------
                                                                  $  8,885,030     $  9,124,779
                                                                  ============     ============

        Liabilities                                               $          0     $          0

        Stockholders equity:
           Preferred stock                                                   0                0
           Common stock                                                 11,821           11,821
           Additional paid-in capital                               10,940,915       10,940,915
           Accumulated deficit                                      (2,057,644)      (1,638,175)
           Accumulated other comprehensive loss                        (10,062)        (189,782)
                                                                  ------------     ------------
                                     TOTAL STOCKHOLDERS EQUITY       8,885,030        9,124,779
                                                                  ------------     ------------
                                                                  $  8,885,030     $  9,124,779
                                                                  ============     ============

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


NOTE O - CONDENSED FINANCIAL INFORMATION (CONTINUED)

        STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                                                              2000            1999           1998
                                                           -----------     -----------     ---------
        Income:
           Interest on indebtedness of
              Tarpon Coast National Bank                   $   128,559     $         0     $  56,361
           Interest on investment
              securities and other                               1,700         122,527       165,393
                                                           -----------     -----------     ---------
                                           TOTAL INCOME        130,259         122,527       221,754
                                                           -----------     -----------     ---------

        Expenses:
           General operating                                    29,303          30,856        11,492
                                                           -----------     -----------     ---------
                                         TOTAL EXPENSES         29,303          30,856        11,492
                                                           -----------     -----------     ---------
                          INCOME FROM OPERATIONS BEFORE
                             INCOME TAXES AND EQUITY IN
                                 UNDISTRIBUTED NET LOSS
                                          OF SUBSIDIARY        100,956          91,671       210,262

        Income taxes                                                 0               0             0
                                                           -----------     -----------     ---------
                                INCOME BEFORE EQUITY IN
                                 UNDISTRIBUTED NET LOSS
                                          OF SUBSIDIARY        100,956          91,671       210,262

        Equity in undistributed net loss
           of subsidiary                                      (520,425)       (905,578)     (863,705)
                                                           -----------     -----------     ---------
                                               NET LOSS       (419,469)       (813,907)     (653,443)

        Accumulated deficit:
           Beginning of year                                (1,638,175)       (824,268)     (170,825)
                                                           -----------     -----------     ---------

           End of year                                     $(2,057,644)    $(1,638,175)    $(824,268)
                                                           ===========     ===========     =========

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2000 and 1999


NOTE O - CONDENSED FINANCIAL INFORMATION (CONTINUED)

        STATEMENTS OF CASH FLOWS

                                                              2000            1999             1998
                                                           -----------     -----------     ------------
        CASH FLOWS FROM OPERATING ACTIVITIES
           Net loss                                        $  (419,469)    $  (813,907)    $   (653,443)
           Adjustments to reconcile net loss to net
           cash provided by operating activities:
              Equity in undistributed net
                loss of subsidiary                             520,425         905,578          863,705
              (Increase) decrease in other assets                  151          (1,221)          74,120
              Decrease in accrued expenses
                and other liabilities                                0          (1,372)         (47,391)
                                                           -----------     -----------     ------------
                                   NET CASH PROVIDED BY
                                   OPERATING ACTIVITIES        101,107          89,078          236,991
                                                           -----------     -----------     ------------

        CASH FLOWS FROM INVESTING ACTIVITIES
           Investment in subsidiary banks                     (600,000)       (200,000)      (7,733,135)
           Purchases of premises and equipment                       0               0         (392,920)
           Sale of premises and equipment                            0         392,920                0
                                                           -----------     -----------     ------------
                         NET CASH PROVIDED BY (USED IN)
                                   INVESTING ACTIVITIES       (600,000)        192,920       (8,126,055)
                                                           -----------     -----------     ------------

        CASH FLOWS FROM FINANCING ACTIVITIES
           Proceeds from issuance of
              common stock                                           0               0       10,630,251
           Payments on organizer advances                            0               0          (44,350)
                                                           -----------     -----------     ------------
                                   NET CASH PROVIDED BY
                                   FINANCING ACTIVITIES              0               0       10,585,901
                                                           -----------     -----------     ------------

                            INCREASE (DECREASE) IN CASH
                                   AND CASH EQUIVALENTS       (498,893)        281,998        2,696,837

        Cash and cash equivalents:
           Beginning of year                                 3,053,415       2,771,417           74,580
                                                           -----------     -----------     ------------
           End of year                                     $ 2,554,522     $ 3,053,415     $  2,771,417
                                                           ===========     ===========     ============

Board of Directors and Stockholders
of Tarpon Coast Bancorp, Inc.
Naples, Florida


                          Independent Auditors' Report

We have audited the accompanying consolidated balance sheets of Tarpon Coast Bancorp, Inc., and its subsidiaries Tarpon Coast National Bank and Tarpon Coast Financial Services, Inc. (collectively, the Company) as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tarpon Coast Bancorp, Inc. and subsidiaries as of December 31, 2000 and 1999 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.


                                       HILL, BARTH & KING LLC
                                       Certified Public Accountants


January 19, 2001
Naples, Florida

CORPORATE INFORMATION


DIRECTORS

FOR THE COMPANY AND THE BANK:

LEWIS S. ALBERT                       MARK O. ASPERILLA, M.D.              JAMES R. BAKER
Chairman & Chief Executive Officer    Practicing Physician                 Founder
Tarpon Coast Bancorp, Inc. &                                               J&J Baker Enterprises, Inc.
Tarpon Coast National Bank

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

FOR THE BANK:

JAMES W. HERSTON                      WILLIAM A. HOLT, D.O.
President & CEO                       Practicing Physician
Herston Engineering Services, Inc.

OFFICERS FOR THE COMPANY AND THE BANK

LEWIS S. ALBERT                       TODD H. KATZ                         GEORGE E. CLINE
Chairman  &                           Vice-Chairman &                      Senior Vice-President &
Chief Executive Officer               President                            Chief Financial Officer
for the Company and the Bank          for the Company and the Bank         for the Company and the Bank

MICHAEL T. EZZELL                     TERRY L. MILLER
Senior Vice-President &               Senior Vice-President &
Senior Lending Officer                Branch Executive
for the Bank                          for the Bank

VITO C. BISCEGLIA                     SIMON L. DENOVA                      JOHN J. PAPPA
Vice-President &                      Vice-President &                     Vice-President &
Branch Executive                      Lending Officer                      Lending Officer
for the Bank                          for the Bank                         for the Bank

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
