Form 10KSB40, Exhibit 13
period 2001-12-31
TARPON COAST BANCORP INC
filed 2002-03-19
CIK 1048435

     EXHIBIT 13.1

     2001 Annual Report to Shareholders

ANNUAL MEETING
The Annual Meeting of Shareholders will
be held on Monday, April 22, 2002 at
5:00 P.M. at the Best Western Waterfront
Hotel in Punta Gorda, Florida

TO OUR SHAREHOLDERS
AND FRIENDS:

2001 proved yet again to be a challenging and rewarding year for your Company. Staying the course with our strategic initiative, substantial commitments continued to be made of funds, people and facilities to permit the Company to continue to maximize its potential for growth. This strategy has again produced significant increases in assets and deposits, together with market share.

The energy and dedication of our boards of directors, management and superior staff has allowed us to continue to provide innovative products and services while at all times delivering the highest possible level of service. The success of this philosophy is borne out by what has been accomplished to date. In the three and one half years since the Bank opened, the Company has achieved total assets of $95.3 million, attracting over $86 million in customer funds, and generating $68 million in net loan demand of which $55.7 million had been funded by year-end. We continue to believe this to be a strong indicator of how our concept of commitment to customer service and community is being embraced in our markets.

Among the achievements attained in 2001 were the following:

•	Total assets grew by $31.6 million or 50%.

•	Earning assets grew by 49% to $83.6 million.

•	Aggregate customer funds increased $31.7 million or 58%.

•	We opened our third full service banking facility in Englewood, Florida that serves coastal portions of both Charlotte and Sarasota Counties.

•	We established a residential mortgage center in order to continue to expand our breadth of services and income potential.

This investment in facilities, personnel, products, and growth comes at the expense of earnings. While an improvement of 17% over last year, net loss for the year amounted to $348,000 as the Company continued to grow its asset base in order to cover its cost structure.

Significant to this loss is the provision of $384,000 for potential loan losses, bringing the allowance for possible loan losses to $803,000 at December 31, 2001. The allowance, which represents 1.44% of total loans, reflects our conservative approach to managing the financial affairs of the Bank. In this regard, during the fourth quarter of 2001, the Company provided $160,000 in additional reserves in order to reflect its assessment for the potential for increasing credit risks inherent in its loan portfolio brought on by the slumping economy.

Along with the challenges encountered in 2001 resulting from a declining economy, came the challenge of operating in an extremely volatile rate environment. Aggressive rate cutting measures taken by the Federal Reserve during the year had an unfavorable effect on net interest margins as the Bank’s rate-sensitive deposit liabilities could not reprice as quickly as its floating-rate based earning assets. Substantially, as a consequence, net interest margins decreased from 4.25% in 2000 to 3.96% in 2001, decreasing net interest income by approximately $207,000.

Mitigating these unfavorable outcomes to a substantial extent was an incremental contribution in commission and fee income associated with our financial services activities over 2000 of approximately $146,000.

We encourage you to read the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this report for more details on the overall financial performance of the Company.

As always, we encourage you to attend our Annual Shareholders’ Meeting, which will be held on Monday, April 22, 2002 at 5:00 P.M. at the Best Western Waterfront Hotel, Punta Gorda, Florida. This is an opportunity for us to showcase the Company and the Bank, answer any questions you may have, celebrate our accomplishments, and rededicate ourselves to similar efforts for the ensuing year.

In closing, each of our directors, management and staff extends their heartfelt thanks to you for the continued support, assistance and enthusiasm that you have provided to the Company and the Bank. We look forward to seeing you at the Annual Meeting!

Sincerely,

-s- Lewis S. Albert Lewis S. Albert Chairman & Chief Executive Officer	-s- Todd H. Katz Todd H. Katz Vice Chairman & President

SELECTED FINANCIAL DATA

The selected financial data of the Company presented below as of and for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 have been derived from consolidated financial statements of the Company. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto.

	As of and for the
	Years Ended December 31,

	(Dollars in Thousands)
	2001	2000	1999	1998	1997

Summary of Financial Condition:
Total assets	$95,374	$63,769	$44,104	$22,837	$245
Total cash and cash equivalents	15,817	4,878	2,225	4,691	75
Investment securities	18,655	10,118	9,468	8,652	—
Loans receivable, net of allowance for loan losses	54,864	43,679	28,936	7,213	—
Total deposits	84,817	51,100	29,485	12,202	—
Total shareholders’ equity	8,618	8,885	9,125	10,141	(170)
Average shareholders’ equity	8,964	9,009	9,636	10,128	—
Average total assets	80,310	53,423	34,967	13,181	—

Summary of Operating Results:
Total interest and dividend income	5,398	3,727	2,163	691	—
Total interest expense	2,570	1,742	948	132	—
Net interest income	2,828	1,985	1,215	559	—
Provision for loan losses	384	155	350	154	—
Total non-interest income	844	201	84	18	—
Total non-interest expense	3,636	2,450	1,763	1,076	171
Income (loss) before income taxes	(348)	(419)	(814)	(653)	(171)
Income tax expense	—	—	—	—	—
Net loss	(348)	(419)	(814)	(653)	(171)

Supplemental Data:
Return on average total assets	(0.43)%	(0.79)%	(2.33)%	(4.95)%	—
Return on average shareholders’ equity	(3.88)%	(4.66)%	(8.45)%	(6.45)%	—
Net interest rate spread (1)	3.52%	3.71%	3.48%	4.23%	—
Net yield on average interest-earning assets (2)	3.96%	4.25%	4.01%	4.96%	—
Net interest income to operating expenses (3)	77.78%	81.00%	68.94%	51.91%	—
Average shareholders’ equity to average total assets	11.16%	16.86%	27.56%	76.84%	—
Average interest-earning assets to average interest-bearing liabilities	1.16:1	1.24:1	1.4:1	4.1:1	—
Non-performing assets to total assets	0.95%	0.18%	—	—	—
Non-performing loans to total loan receivable	1.63%	0.26%	—	—	—
Allowance for loan losses to total loans receivable	1.44%	1.23%	1.55%	2.09%	—
Allowance for loan losses to non-performing loans receivable	0.88:1	4.83:1	—	—	—
Basic and diluted loss per common share	$(.29)	$(.35)	$(.69)	$(.60)	—
Dividends declared per share	—	—	—	—	—
Book value per share	$7.29	$7.52	$7.88	$8.57	—
Number of offices	3	2	2	1	—

(1)	Rate earned on average total assets less the rate paid on average total assets.

(2)	Net interest income divided by average interest earning assets.

(3)	Operating expenses consist of operating expenses, less income taxes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Details regarding the Company’s financial performance are presented in the following discussion, which should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Report.

INTRODUCTION

Tarpon Coast Bancorp, Inc. (the “Company”) was formed in August 1997. Its primary operating subsidiary, Tarpon Coast National Bank (the “Bank”), commenced operations on June 1, 1998. Until that time, the Company’s operations were limited to the organization of the Bank, and the raising of its initial capital through the offering of $11,500,000 of its common stock. During 2000, the Company organized Tarpon Coast Financial Services, Inc., which engages in the sale of insurance and investment products as provided by the enactment of the Gramm-Leach-Bliley Act of 1999.

The Company, a Florida Corporation, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The Bank operates under a national bank charter and provides a full range of commercial banking services from three banking facilities located in Charlotte and Sarasota Counties, Florida. As a national bank, it is subject to the regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

FINANCIAL CONDITION

For the year ended December 31, 2001, the Company continued to experience growth in assets, loans and deposits. During the year, total assets grew by $31.7 million or 50% to $95.5 million. This increase was funded through the attraction of customer deposit funds (including retail repurchase agreement balances) of $31.7 million during the year, ending with aggregate balances of $86.5 million at December 31, 2001. These funds were principally used to fund net loan demand of $11.4 million, increasing loan balances outstanding at December 31, 2001 to $55.7 million. Investment securities increased $8.1 million to $18.6 million. The Company’s remaining liquidity at December 31, 2001, less current cash reserve requirements, was invested in overnight federal funds sold of $10.1 million. Premises and equipment increased $818,000 during the year to $5.1 million, principally from the costs of completion of the Bank’s branch office facility in Englewood, Florida that opened in the third quarter of 2001. Total earning assets rose $27.3 million or 49% to $83.6 million.

RESULTS OF OPERATIONS

Interest income improved from $3,727,000 in 2000 to $5,398,000, a 45% increase. The yield on average earning assets for 2001 was 7.56% compared to 7.98% in 2000. Interest and fees on net loans for 2001 was $4,356,000 (average yield of 8.56%) compared to $2,948,000 (average yield of 8.62%), an increase of 48%. Interest on investment securities increased from $613,000 in 2000 (average yield of 6.18%) to $749,000 in 2001 (average yield of 6.24%). Interest on Federal Funds Sold and other short-term investments increased from $167,000 in 2000 (average yield of 6.39%) to $292,000 in 2001 (average yield of 3.42%). The decline in the yields earned on average earning assets resulted from the fact that the rate environment in 2001 was markedly lower than that of 2000, driven by the aggressive rate cutting posture maintained by the Federal Reserve during the course of 2001. Volume variances between the two years contributed $1,949,000 to interest income while corresponding rate variances reduced interest income by $279,000.

Interest expense increased from $1,743,000 in 2000 to $2,570,000 in 2001. Interest on deposit accounts amounted to $2,484,000 in 2001 (average rate of 3.64%) compared to $1,510,000 in 2000 (average rate of 3.79%). Interest expense on customer repurchase agreements for 2001 was $86,000 (average rate of 3.12%) compared to $226,000 in 2000 (average rate of 5.28%). The Bank also incurred interest on other short-term borrowings of $6,000 in 2000. The rate paid on all interest bearing accounts decreased from 4.63% in 2000 to 4.17% in 2001, reflecting the impacts of the rate environment as previously discussed. Volume variances between the two years increased interest expense by $1,110,000 while rate variances reduced interest expense by $283,000.

The Company’s net interest margin for 2001 was 3.96% compared to 4.25% in 2000. The decrease is attributable to the net effects of the declining yield comparisons discussed above, coupled with a decrease in the ratio of average equity to average assets from 17% in 2000 to 11% in 2001.

Non-interest income for 2001 increased to $844,000 from $201,000 in 2000. During the third quarter of 2000, the Company commenced financial service activities principally in the sale of insurance and investment products that produced $338,000 in commission income in 2001 compared to $11,000 in 2000. The Bank also expanded its residential lending secondary market activities in the fourth quarter of 2000, generating fee income of $220,000 in 2001 compared to $16,000 in 2000. The balance of the increase is generally consistent with the Bank’s growth in customer volume and resultant fee activities.

Total non-interest expenses increased from $2,450,000 in 2000 to $3,636,000 in 2001, or an increase of 48%. Salaries and benefits expense represented the area of greatest change, increasing from $1,268,000 in 2000 to $2,057,000 in 2001. Full-time equivalent employees increased from 32 at December 31, 2000 to 47 at December 31, 2001, in response to the increase in the volume of customer relationships, together with the addition of new services and banking offices. Total assets per employee were $2,032,000 at December 31, 2001 compared to $1,993,000 at December 31, 2000. The increase in premises and equipment expense results principally from the incremental expenses associated with the Bank having opened its third full service banking facility in Englewood, Florida in August 2001. Aggregate operating expenses to average assets improved to 4.52 % for 2001 compared to 4.59% in 2000.

The provision for possible loan losses increased to $384,000 in 2001 from $155,000 in 2000. As the Bank has limited historical loss experience, the provision has been established based principally on loss histories of comparably sized and positioned banking institutions, adjusted for current economic and demographic conditions. In this regard, during the fourth quarter of 2001 the Company recorded an additional provision of $160,000 in response to the potential for increase in the credit risk of its loan portfolio precipitated by the current economic environment. In addition, the provision for loans losses in 2000 included a credit of approximately $88,000 to recover excess reserves at December 31, 1999 for potential Year 2000 credit loss exposures that did not materialize.

LOAN PORTFOLIO

Management believes that general economic conditions in the Company’s operating area, including the real estate market, continue to remain stable due to the growth in the area’s population and demand for property and services. Accordingly, the Company experienced continued demand for consumer and commercial financing in 2001 as net loans increased $11.2 million or 26% to $54.9 million at December 31, 2001. Unfunded loan commitments outstanding at December 31, 2001 aggregated $12.5 million. At December 31, 2001, commercial and industrial loans comprised 54.4% of total loans; residential real estate loans comprised 30.0%; lines of credit comprised 3.7%; and consumer loans comprised 11.9%. Commercial lending activity is focused on seasonal working capital loans and commercial real estate term loans. The Company generally does not seek to purchase or participate in loans of other institutions due to the adequacy of demand in its operating area.

It is the Company’s policy to cease the accrual of interest on any loan that is past due 90 or more days as to principal or interest payments, or more currently if it is determined that the loan will not perform under its terms. Interest income on non-accruing loans is recognized on a cash basis. At December 31, 2001, the Company had $908,000 in non-accruing loans, comprised of one commercial real estate relationship aggregating $828,000 and one residential loan for $80,000. During 2001, the aggregate amount of interest income that would have been recorded had these loans been accruing interest was $98,933, while amounts recorded as interest income on these loans aggregated $46,573 for the year. At December 31, 2001, the Company had no other loans contractually past due 90 or more days and had no loans that represented troubled debt restructurings.

DEPOSITS

Total deposits increased $33.7 million, or 66%, to $84.8 million at December 31, 2001. During 2001, interest-bearing deposits increased 70% to $72.5 million while non-interest bearing deposits increased 46% to $12.3 million. At December 31, 2001, time deposits represented 36% of total deposits, other interest bearing deposits were at 50%, and non-interest bearing balances were 14%.

The Company also utilizes customer repurchase agreements to generate funds. These agreements call for interest payments ranging from between 25 to 75 basis points below the 13-week Treasury Bill rate, adjusted weekly. At December 31, 2001, the Company had $1.65 million in customer repurchase agreements outstanding.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

FINANCIAL CONDITION

For the year ended December 31, 2000, the Company continued to experience growth in assets, loans and deposits. During the year, total assets grew by $19.7 million or 45% to $63.8 million. This increase was funded through the attraction of customer deposit funds (including retail repurchase agreement balances) of $20.6 million during the year, ending with aggregate balances of $54.7 million at December 31, 2000. These funds were principally used to fund net loan demand of $14.8 million, increasing loan balances outstanding at December 31, 2000 to $44.2 million. Investment securities increased $1 million to $10.5 million. The Company’s remaining liquidity at December 31, 2000, less current cash reserve requirements, was invested in overnight federal funds sold of $2.1 million. Premises and equipment increased $1.1 million during the year to $4.2 million, principally from the costs of completion of the Bank’s branch office facility in North Port, Florida, together with the cost to acquire a branch facility in Englewood, Florida, that is expected to open in the second quarter of 2001. Total earning assets rose $17.9 million or 47% to $56.3 million.

RESULTS OF OPERATIONS

Interest income improved from $2,164,000 in 1999 to $3,727,000, a 72% increase. The yield on average earning assets for 2000 was 7.98% compared to 7.14% in 1999. Interest and fees on net loans for 2000 was $2,948,000 (average yield of 8.62%) compared to $1,419,000 (average yield of 8.32%), an increase of 108%. Interest on investment securities increased from $572,000 in 1999 (average yield of

5.98%) to $613,000 in 2000 (average yield of 6.18%). Interest on Federal Funds Sold and other short-term investments decreased from $173,000 in 1999 (average yield of 4.95%) to $167,000 in 2000 (average yield of 6.39%). The rate environment for the second half of 2000 was markedly higher than that of 1999. This, coupled with a favorable shift in the mix of the Company’s earning assets towards the loan portfolio, improved yields on earning assets. During 2000, average net loans comprised 73% of average earning assets compared to 56% in 1999.

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

The Company’s net interest margin for 2000 was 4.25% compared to 4.01% in 1999. The increase is principally attributable to the net effects of the positive yield comparisons discussed above, mitigated by a decrease in the ratio of average equity to average assets from 28% in 1999 to 17% in 2000.

Non-interest income for 2000 increased to $201,000 from $84,000 in 1999. The increase is generally consistent with the Bank’s growth in customer volume and resultant fee activities. During the third quarter of 2000, the Company commenced financial service activities principally in the sale of insurance and investment products, which produced approximately $11,000 in commission income for the period.

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

DEPOSITS

Total deposits increased $21.6 million, or 73%, to $51.1 million at December 31, 2000. During 2000, interest-bearing deposits increased 76% to $42.7 million while non-interest bearing deposits increased 61% to $8.4 million. At December 31, 2000, time deposits represented 37% of total deposits, other interest bearing deposits were at 47%, and non-interest bearing balances were 16%. At December 31, 2000, the Company also had $3.6 million in customer repurchase agreements outstanding.

CAPITAL RESOURCES AND LIQUIDITY

Management of the Company has developed a strategic initiative that provides for the expansion of its banking operations into new primary service areas, as well as continued expansion of its market share in its existing market. In this regard, certain initial outlays are required to fund the opening of branch facilities, including investment in premises and equipment, staffing and promotional activities. While it is anticipated that interest income will increase commensurate with interest expense as deposits continue to increase, non-interest expenses will generally be disproportionately higher until such time as the volume of deposits and earning assets generate net interest income and service fees sufficient to cover these costs. Management’s philosophy in each instance of expansion is to attract deposit relationships through the offering of competitive rates, terms and service convenience.

As it is the Company’s philosophy to consider the investment portfolio principally as a source of liquidity, deposit growth, except to the extent necessary to maintain such liquidity, is generally utilized to fund the higher yielding loan portfolio, particularly commercial and consumer lending. In addition, it is management’s practice to maintain the Company’s “well capitalized” status under regulatory guidelines when planning its expansion activities.

Consistent with the objective of operating a sound financial organization, the Company maintains high capital ratios. Regulatory agencies including the Office of the Comptroller of the Currency and the Federal Reserve Bank have approved guidelines for a risk-based capital framework that makes capital requirements more sensitive to the risks germane to each individual institution. In order to be deemed well-capitalized under the guidelines, the Company shall maintain a Tier 1 risk-based capital ratio of at least 6%, a total risk-based capital ratio of 10% and a leverage capital ratio of 5%. At December 31, 2001, the Company’s Tier I risk-based capital ratio was 13.42%, total risk-based capital ratio was 14.69% and the leverage capital ratio was 9.18%.

The Company’s ability to satisfy demands for credit, deposit withdrawals and other corporate needs depends on its level of liquidity. The Company utilizes several means to manage its liquidity. Traditionally, increases in deposits are sufficient to provide adequate levels of liquidity; however, if needed, the Company has $4.5 million in credit facilities available from correspondent banks, outlets for the sale of loans from its portfolio and short-term investments that could be liquidated if necessary. While the Company has had limited need to utilize these sources of liquidity, it continues to maintain their availability on a contingent basis.

INTEREST SENSITIVITY

The following is a combined maturity and repricing analysis of rate-sensitive assets and liabilities as of December 31, 2001.

	0-90	91-180	181-365	OVER
	DAYS	DAYS	DAYS	1 YEAR	TOTAL

Interest Earning Assets:	(Dollars in Thousands)
Federal Funds Sold	$10,150	—	$—	$—	$10,150
Investment Securities	50	—	564	18,041	18,655
Loans	9,358	1,801	4,364	39,342	54,865

Total Interest Earning Assets	19,558	1,801	4,928	57,383	83,670

Interest Bearing Liabilities	51,817	7,000	8,025	7,362	74,204

Excess (Deficiency) of Rate Sensitive Assets Less Rate Sensitive Liabilities	$(32,259)	$(5,199)	$(3,097)	$50,021	$9,466

Excess (Deficiency) as a Percentage of Earning Assets	-38.64%	-6.22%	-3.70%	59.82%	11.26%
Cumulative Excess (Deficiency)	$(32,259)	$(37,458)	$(40,550)	$9,466

Cumulative Excess (Deficiency) As a Percentage of Earning Assets	-38.64%	-44.86%	-48.56%	11.26%

The objective of interest-sensitivity management is to minimize the risk associated with the effect of interest rate changes on net interest margins while maintaining net interest income at acceptable levels. Managing this risk involves monthly monitoring of the interest-sensitive assets relative to interest-sensitive liabilities over specific time intervals. All assets and liabilities are evaluated as maturing at the earlier of repricing date or contractual maturity date. While liabilities without specific terms such as money market, NOW and savings accounts are generally considered core deposits for liquidity purposes, they are deemed to reprice for purposes of interest rate sensitivity analysis. Except for the Company’s “Treasure Checking” which is tied to the 13 week U.S. Treasury auction rate, management periodically adjusts rates on each of these accounts.

At December 31, 2001, the Company had $26.2 million in interest-sensitive assets compared to $66.8 million in interest-sensitive liabilities (of which $42.2 million were considered core deposits) that will mature or reprice within a year.

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

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company’s Common Stock was held by 759 registered holders of record as of January 31, 2002, and is quoted on the OTC Bulletin Board under the symbol “TCBA.” To date there has been no regular and liquid market for the common stock, and there can be no assurance that a regular and liquid trading market will develop in the foreseeable future.

The following table shows, for the periods indicated, the high and low bid quotations per share of transactions in the Company’s common stock as quoted on the OTC Bulletin Board. Certain other private transactions may have occurred during the periods indicated of which the Company has no knowledge. The following prices represent inter-dealer prices without retail markups, markdowns or commissions and may not represent actual transactions.

	Per Share
	Bid Prices

	High	Low

2001
1st Quarter	$8.12	$7.37
2nd Quarter	$8.50	$7.75
3rd Quarter	$9.00	$7.50
4th Quarter	$8.10	$6.50

2000
1st Quarter	$11.12	$9.00
2nd Quarter	$10.00	$9.00
3rd Quarter	$8.62	$7.37
4th Quarter	$8.50	$7.00

No cash or other dividends were declared or paid during the years ended December 31, 2001 or 2000. The Company expects that all Company and Bank earnings, if any, will be retained to finance the growth of the Company and the Bank and that no cash dividends will be paid for the foreseeable future.

CONSOLIDATED BALANCE SHEETS

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

	2001	2000

ASSETS
Cash and due from banks	$5,666,844	$2,778,265
Federal funds sold	10,150,000	2,100,000

TOTAL CASH AND CASH EQUIVALENTS	15,816,844	4,878,265

Securities available for sale — NOTE B	18,655,222	10,118,411
Loans — NOTE C	55,723,363	44,246,512
Less:
Allowance for loan losses — NOTE C	(802,725)	(545,932)
Unearned income and deferred loan fees	(56,179)	(21,411)

NET LOANS	54,864,459	43,679,169

Restricted securities, Federal Home Loan Bank Federal reserve Bank stock, at cost	453,300	366,900
Premises and equipment — NOTE D	5,093,499	4,274,523
Accrued interest receivable	406,690	364,320
Other assets	84,171	87,252

	$95,374,185	$63,768,840

LIABILITIES AND STOCKHOLDERS EQUITY
Deposits — NOTE E	$84,817,244	$51,100,029
Securities sold under agreements to repurchase — NOTE F	1,653,728	3,650,590
Accrued interest payable	72,357	62,538
Accrued expenses and other liabilities	212,459	70,653

TOTAL LIABILITIES	86,755,788	54,883,810

Commitments — NOTE H
Stockholders Equity — NOTE L:
Preferred stock, no par value, 2,000,000 shares authorized, no shares issued and outstanding	0	0
Common stock, par value $.01 per share 10,000,000 shares authorized, 1,182,151, shares issued and outstanding	11,821	11,821
Additional paid-in capital	10,940,915	10,940,915
Accumulated deficit	(2,405,150)	(2,057,644)
Accumulated other comprehensive income (loss)	70,811	(10,062)

TOTAL STOCKHOLDERS EQUITY	8,618,397	8,885,030

	$95,374,185	$63,768,840

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999

INTEREST INCOME
Interest and fees on loans	$4,356,403	$2,947,641	$1,418,542
Interest on securities	749,249	613,286	572,014
Interest on federal funds sold and other	292,149	166,535	172,964

TOTAL INTEREST INCOME	5,397,801	3,727,462	2,163,520

INTEREST EXPENSE
Interest on deposits	2,483,872	1,510,125	840,979
Interest on other borrowings	85,854	232,726	107,116

TOTAL INTEREST EXPENSE	2,569,726	1,742,851	948,095

NET INTEREST INCOME	2,828,075	1,984,611	1,215,425
PROVISION FOR LOAN LOSSES	384,000	155,300	350,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	2,444,075	1,829,311	865,425
NON-INTEREST INCOME
Service charges, commissions and fees	844,411	201,391	83,724

	3,288,486	2,030,702	949,149

NON-INTEREST EXPENSES
Salaries and employee benefits — NOTE J	2,057,345	1,267,792	900,871
Occupancy expenses	210,999	146,670	98,124
Equipment rental, depreciation and maintenance	419,707	294,530	226,144
General operating — NOTES I AND N	947,941	741,179	537,917

TOTAL OTHER EXPENSES	3,635,992	2,450,171	1,763,056

LOSS BEFORE INCOME TAXES	(347,506)	(419,469)	(813,907)
INCOME TAXES — NOTE G	0	0	0

NET LOSS	$(347,506)	$(419,469)	$(813,907)

LOSS PER SHARE	$(0.29)	$(0.35)	$(0.69)

WEIGHTED AVERAGE SHARES OUTSTANDING	1,182,151	1,182,151	1,182,151

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

Years ended December 31, 2001, 2000, and 1999

				ACCUMULATED
		ADDITIONAL		OTHER
	COMMON	PAID-IN	ACCUMULATED	COMPREHENSIVE
	STOCK	CAPITAL	DEFICIT	INCOME (LOSS)	TOTAL

Balance (deficit) December 31, 1998	$11,821	$10,940,915	$(824,268)	$12,986	$10,141,454
Comprehensive income (loss):
Net loss for 1999	0	0	(813,907)	0	(813,907)
Unrealized loss on available for sale investment securities	0	0	0	(202,768)	(202,768)

Total comprehensive loss					(1,016,675)

Balance (deficit) December 31, 1999	11,821	10,940,915	(1,638,175)	(189,782)	9,124,779
Comprehensive income (loss):
Net loss for 2000	0	0	(419,469)	0	(419,469)
Unrealized gain on available for sale investment securities	0	0	0	179,720	179,720

Total comprehensive loss					(239,749)

Balance (deficit) December 31, 2000	11,821	10,940,915	(2,057,644)	(10,062)	8,885,030
Comprehensive income (loss):
Net loss for 2001	0	0	(347,506)	0	(347,506)
Unrealized gain on available for sale investment securities	0	0	0	80,873	80,873

Total comprehensive loss					(266,633)

Balance (deficit) December 31, 2001	$11,821	$10,940,915	$(2,405,150)	$70,811	$8,618,397

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(347,506)	$(419,469)	$(813,907)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	334,632	256,471	180,242
Provision for loan losses	384,000	155,300	350,000
Accretion of deferred loan fees and discounts	28,346	3,593	(986)
Increase in accrued interest receivable	(42,370)	(167,133)	(98,635)
Increase in other assets	(2,102)	(25,956)	(16,619)
Increase in accrued interest payable	9,819	20,172	19,521
Increase (decrease) in accrued expenses and other liabilities	105,327	(71,421)	117,830

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	470,146	(248,443)	(262,554)

CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in loans	(11,619,249)	(14,905,634)	(22,071,467)
Purchases of securities available for sale	(17,413,561)	(2,508,988)	(5,620,831)
Proceeds from maturities of securities available for sale and principal collections	9,020,897	1,820,793	4,498,188
Purchase of restricted securities	(86,400)	(53,500)	0
Purchases of premises and equipment	(1,153,608)	(1,407,128)	(1,154,700)

NET CASH USED IN INVESTING ACTIVITIES	(21,251,921)	(17,054,457)	(24,348,810)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	33,717,215	21,615,302	17,282,339
Net increase (decrease) in securities sold under agreement to repurchase	(1,996,861)	(1,659,127)	4,863,134

NET CASH PROVIDED BY FINANCING ACTIVITIES	31,720,354	19,956,175	22,145,473

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,938,579	2,653,275	(2,465,891)
CASH AND CASH EQUIVALENTS
Beginning of year	4,878,265	2,224,990	4,690,881

End of year	$15,816,844	$4,878,265	$2,224,990

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$2,559,907	$1,722,679	$928,574

Noncash Transactions:
Unrealized increase (decrease) in fair value on securities available for sale	$122,536	$272,303	$(307,225)

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Nature of Operations:

The Bank operates under a national bank charter and provides full banking services within the Port Charlotte, North Port, Englewood and Punta Gorda, Florida area at three banking facilities and a mortgage center. As a national bank, it is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation.

Use of Estimates:

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:

Cash, demand balances due from banks and federal funds sold are considered cash and cash equivalents for cash flow reporting purposes. Generally, federal funds are sold for one-day periods.

Investment Securities:

Debt securities for which the Bank has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Securities are classified as trading securities if bought and held principally for the purpose of selling them in the near future. No investments are held for trading purposes or classified as held to maturity. Securities not classified as trading or held to maturity are classified as available for sale, and reported at fair value with unrealized gains and losses excluded from earnings and reported net of tax as a separate component of stockholders’ equity until realized. Other investments, which include Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost as such investments do not have readily determinable fair values.

Realized gains and losses on sales of investment securities are determined by specific identification of the security sold. Declines in value of investment securities judged to be other than temporary are recognized as losses in the statement of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans:

Loans are stated at the principal amount outstanding, net of unearned income and an allowance for loan losses. Interest income on all loans is accrued based on the outstanding daily balances.

Management has established a policy to discontinue accruing interest (non-accrual status) on a loan after it has become 90 days delinquent as to payment of principal or interest unless the loan is considered to be well collateralized and the Bank is actively in the process of collection. In addition, a loan will be placed on non-accrual status before it becomes 90 days delinquent if management believes that the borrower’s financial condition is such that collection of interest or principal is doubtful. Interest previously accrued but uncollected on such loans is reversed and charged against current income when the receivable is estimated to be uncollectible. Interest income on non-accrual loans is recognized only as received.

Nonrefundable fees and certain direct costs associated with originating or acquiring loans are recognized over the life of related loans on a method that approximates the interest method.

Allowance for Loan Losses:

The determination of the balance in the allowance for loan losses is based on an analysis of the loan portfolio and reflects an amount which, in management’s judgment, is adequate to provide for probable loan losses after giving consideration to the growth and composition of the loan portfolio, current economic conditions, past loss experience, evaluation of potential losses in the current loan portfolio and such other factors that warrant current recognition in estimating loan losses. Loans which are considered to be uncollectible are charged-off against the allowance. Recoveries on loans previously charged-off are added to the allowance.

Impaired loans are loans for which it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Impairment losses are measured by the present value of expected future cash flows discounted at the loan’s effective interest rate, or, as a practical expedient, at either the loan’s observable market price or the fair value of the collateral. Interest income on impaired loans is recognized only as received.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements:

Effective January 1, 2001, the bank adopted Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133). This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement did not have a material impact on financial condition and results of operations.

NOTE B — SECURITIES

The amortized cost, unrealized gains and losses and estimated fair value of available for sale investment securities shown in the consolidated balance sheets of the Company at December 31, are as follows:

		GROSS UNREALIZED		ESTIMATED
	AMORTIZED			FAIR
	COST	GAINS	LOSSES	VALUE

December 31, 2001:
Mortgage-backed securities of U.S. Government Agencies	$4,200,896	$17,836	$407	$4,218,325
U.S. Treasury securities and other U.S. agency obligations	13,242,944	114,173	25,794	13,331,323
Independent Bankers Bank Stock	49,914	0	0	49,914
Corporate bonds	1,054,178	12,864	11,382	1,055,660

Totals	$18,547,932	$144,873	$37,583	$18,655,222

December 31, 2000:
Mortgage-backed securities of U.S. Government Agencies	$2,069,087	$0	$25,430	$2,043,657
U.S. Treasury securities and other U.S. agency obligations	7,461,767	5,978	0	7,467,745
Independent Bankers Bank Stock	49,914	0	0	49,914
Corporate bonds	552,889	4,206	0	557,095

Totals	$10,133,657	$10,184	$25,430	$10,118,411

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE B — SECURITIES (CONTINUED)

Expected maturities of investment securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Periodic payments are received of mortgage-backed securities based on the payment patterns of the underlying collateral. Maturities of mortgage-based securities are included below based on their expected average life of similar investments as determined by the Bank’s portfolio and analysis servicer. As of December 31, 2001, the amortized cost and estimated fair value of investment securities available for sale, by contractual maturities, are as follows:

		ESTIMATED
	AMORTIZED	FAIR
	COST	VALUE

Due within one year	$1,295,238	$1,316,280
Due after one through five years	11,480,631	11,549,114
Due after five through ten years	3,787,292	3,802,668
Due after ten years	1,934,857	1,937,246

	18,498,018	18,605,308
Independent Bankers Bank	49,914	49,914

Totals	$18,547,932	$18,655,222

Investment securities with an amortized cost and fair value of $3,781,580 and $3,861,972 respectively, at December 31, 2001, were pledged to secure purchase agreements (see Note F).

NOTE C — LOANS

The composition of loans at December 31, is as follows:

	2001	2000

Commercial	$30,083,145	$22,835,012
Real estate	16,807,593	14,215,944
Lines of credit	2,114,771	1,258,830
Consumer	6,717,854	5,936,726

Totals	$55,723,363	$44,246,512

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE C — LOANS (CONTINUED)

The majority of the Company’s lending activities are conducted principally with customers located in the Port Charlotte, North Port, Punta Gorda and Englewood, Florida areas. Commercial loans are primarily extended to small and mid-sized corporate borrowers in service and manufacturing related industries. Although the Bank’s loan portfolio is diversified, a significant portion of its loans are collateralized by real estate. Therefore, the Bank could be susceptible to economic downturns and natural disasters.

The Bank had $1,050,964 and $113,000 loans on nonaccrual as of December 31, 2001 and 2000, respectively.

The activity in the allowance for loan losses for the years ended December 31, is as follows:

	2001	2000

Balance at beginning of year	$545,932	$454,576
Provision charged to operations	384,000	155,300
Charge-offs	(135,111)	(63,994)
Recoveries	7,904	50

Balance at end of year	$802,725	$545,932

NOTE D — PREMISES AND EQUIPMENT

Premises and equipment at December 31, consist of the following:

	2001	2000

Land and land improvements	$1,526,055	$1,507,897
Building	2,521,640	1,955,665
Motor vehicles	52,822	21,802
Leasehold improvements	9,063	3,222
Furniture, fixtures and equipment	1,019,148	736,850
EDP equipment and software	758,328	479,379
Construction in progress	0	39,430

	5,887,056	4,744,245
Less accumulated depreciation	793,557	469,722

Totals	$5,093,499	$4,274,523

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE D — PREMISES AND EQUIPMENT (CONTINUED)

Depreciation expense was $334,632, $256,471 and $180,242 for the years ended December 31, 2001, 2000 and 1999, respectively. Additionally, during 2001 and 1999 the bank disposed of $21,802 and $116,427 of assets respectively which were fully depreciated as of the disposal date. No gain or loss was recognized as a result of these dispositions.

NOTE E — DEPOSITS

Deposits at December 31, are comprised of the following:

	2001	2000

Interest-bearing:
Money market	$18,186,726	$10,851,152
Negotiable order of withdrawal accounts	10,851,079	5,178,249
Savings	13,187,130	7,492,913
Certificates of deposit:
Less than $100,000	23,212,631	15,062,476
$100,000 or more	7,116,728	4,051,115

	72,554,294	42,635,905
Demand (non-interest-bearing)	12,262,950	8,464,124

Totals	$84,817,244	$51,100,029

The maturities on certificates of deposit of $100,000 or more as of December 31, 2001 are as follows:

Three months or less	$1,616,851
Over three months to six months	1,139,940
Over six months to twelve months	1,970,087
Over twelve months	2,389,850

Total	$7,116,728

Included in interest expense is $227,437 which relates to interest on certificates of deposit of $100,000 or more.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE E — DEPOSITS (CONTINUED)

The maturities on certificates of deposits as of December 31, 2001 are as follows:

2002	$22,968,415
2003	7,034,134
2004	49,919
2005	276,891

Total	$30,329,359

NOTE F — SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE AND OTHER BORROWINGS

The securities sold under agreements to repurchase (the repurchase agreement) have been accounted for as a financing and the obligation to repurchase the securities sold is reflected as a liability in the consolidated balance sheets. The repurchase agreements were transacted with various Bank customers and interest is payable monthly at varying rates (average rate of 1.04% at December 31, 2001) tied to the 13-week U.S. Treasury Bill rates. These agreements immediately terminate upon written notice by either party. Securities sold under agreement to repurchase averaged $2,750,504 and $4,286,868 during 2001 and 2000, respectively. The maximum amount outstanding at any month end under such agreement during 2001 and 2000 was $5,041,694 and $5,596,739, respectively.

NOTE G — INCOME TAXES

At December 31, 2001 and 2000, the Bank assessed its earnings history and trend over the past year, its estimate of future earnings, and the expiration date of the net operating loss carryforward and determined that it is more likely than not that the deferred tax assets will not be realized in the near term. Accordingly, a valuation allowance is recorded at December 31, 2001 and 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE G — INCOME TAXES (CONTINUED)

The components of deferred tax assets and deferred tax liabilities at December 31, are as follows:

	2001	2000

Deferred tax assets:
Net operating loss carryforwards	$543,578	$471,506
Allowance for loan losses	239,605	151,131
Organizational and startup costs	44,407	75,752
Unrealized loss in investment securities	0	5,184

	827,590	703,573

Deferred tax liabilities:
Depreciation on premises and equipment	52,429	29,293
Unrealized gain in investment securities	24,076	0
Other income deferred for income taxes	11,161	169

	87,666	29,462

Valuation allowance	764,000	668,927

Deferred tax assets (liabilities), net	$(24,076)	$5,184

At December 31, 2001, the Company had a tax net operating loss carryforward of approximately $1,600,000 expiring on various dates from 2018 through 2021.

NOTE H — COMMITMENTS

The Company and the Bank have entered into employment agreements expiring at various times in 2002 with five senior officers providing for minimum annual compensation aggregating approximately $491,000.

NOTE I — LEASES WHERE COMPANY IS LESSEE

The bank has entered into an operating lease agreement for the residential mortgage department calling for monthly payments of $2,070 plus applicable sales tax, expiring in September 2006. Commencing with lease year two, and for the balance of the lease term, the base rent amount will increase each year by the greater of 3% or the Consumer Price Index. Rental expense for 2001 was $4,430. There were no rental expenses in 2000 and 1999 related to this lease.

Future minimum rental commitments as of December 31, 2001 are as follows:

2002	$25,151
2003	25,905
2004	26,682
2005	27,483
2006	21,108

TOTAL	$126,329

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE J — RETIREMENT PLAN

The Company maintains a 401(k) Retirement Plan (the Plan) to which eligible employees may contribute from 1% to 20% of their pay. The Company contributes to the Plan 50% of an eligible employee’s deferral on the first 6% that the eligible employee defers, and may make discretionary contributions in excess of that amount based on the Company’s profitability and approval of the board of directors. Employees who have completed at least one year of service and have attained age 21 are generally eligible to participate. Employee contributions are 100% vested as amounts are credited to the employee’s account. Company contributions become 20% vested when an employee has completed 1 year of service, and vest at a rate of 20% per year thereafter, fully vesting when an employee has completed 5 years of service. The Company made contributions to the Plan of $43,778, $20,887 and $19,626 for the years ended December 31, 2001, 2000 and 1999 respectively.

NOTE K — RELATED PARTY TRANSACTIONS

The Bank has granted loans to executive officers and directors of the Bank and the Company and to associates of such executive officers and directors. Such loans were made in the ordinary course of business under normal credit terms and do not represent more than the normal risk of collection. The activity for these loans for 2001 is as follows:

Loan balances at December 31, 2000	$2,251,391
New loans	1,295,929
Repayments	1,393,013

Loan balances at December 31, 2001	$2,154,307

The Bank also has accepted deposits and entered into repurchase agreements from employees, officers and directors of the Bank and the Company and from affiliates of such officers and directors. The deposits and repurchase agreements were accepted on substantially the same terms as those of other depositors. Such deposits and repurchase agreements amounted to approximately $2,380,104 and $486,145 respectively at December 31, 2001 and $814,660 and $588,562, respectively at December 31, 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE L — STOCKHOLDERS EQUITY

The Company has adopted an incentive stock option plan for certain of its employees and has authorized and reserved 125,000 shares of common stock for issuance under this plan.

The Company applies APB 25 in accounting for its stock option plan described above. The option price under the stock option plan equals or exceeds the fair market value of the common shares on the date of grant and, accordingly, no compensation cost has been recognized under the provisions of APB 25 for stock options. Under SFAS 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the service (or vesting) period. Had compensation cost for the Company’s stock option plan been determined under SFAS 123, based on the fair market value at the grant dates, the Company’s proforma net loss and net loss per share would have been reflected as follows:

	2001	2000	1999

Net loss as reported	$(347,506)	$(419,469)	$(813,907)
Proforma net loss	$(337,792)	$(401,594)	$(850,434)
Net loss per share as reported	$(0.29)	$(0.35)	$(0.69)
Proforma net loss per share	$(0.29)	$(0.34)	$(0.72)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. Assumptions used in 2001, 2000 and 1999 include: dividend yield of 0.00%, expected volatility of 11.85%, 17.02% and 16.12%, risk-free interest rate of 5.08%, 5.25% and 6.00% and average expected lives of 7.80, 8.73 and 9.19 years, respectively. At December 31, 2001, 2000 and 1999, options for 36,850, 25,350 and 14,200 shares were exercisable at an average price per share of $10.15, $10.23 and $10.57, respectively. Options granted expire after 10 years and are exercisable in 10% increments beginning on the date of grant and continuing annually until fully exercisable. Transactions related to this stock option plan are as follows:

		WEIGHTED
		AVERAGE
	OPTIONS	OPTION PRICE
	OUTSTANDING	PER SHARE

Balance December 31, 1998	63,500	$10.00
Granted	15,000	$12.96

Balance December 31, 1999	78,500	$10.57
Granted	33,000	$9.42

Balance December 31, 2000	111,500	$10.23
Granted	3,500	$7.61

Balance December 31, 2001	115,000	$10.15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE L — STOCKHOLDERS EQUITY (CONTINUED)

The following table summarizes information about stock options outstanding at December 31, 2001:

			Weighted
			Average
		Weighted	Remaining		Weighted
		Average	Contractual		Average
Range of		Exercise	Life		Exercise
Exercise Prices	Outstanding	Price	(in years)	Exercisable	Price

$ 10.00	63,500	$10.00	6.1	25,400	$10.00
12.50 - 13.25	15,000	12.96	7.3	4,500	12.96
7.50 - 10.50	33,000	9.42	8.4	6,600	9.42
7.25 - 7.75	3,500	7.61	9.6	350	7.61

Total	115,000	$10.15		36,850	$10.23

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

The approval of the Comptroller of the Currency is required for national banks to pay dividends in excess of earnings retained in the current year plus retained net profits for the preceding two years. As of December 31, 2001, no amount was available for distribution to the Company as dividends without prior regulatory approval.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE L — STOCKHOLDERS EQUITY (CONTINUED)

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

	Capital to risk-
	weighted assets

			Tier 1 capital
	Total	Tier 1	to average assets

Well capitalized	10%	6%	5%
Adequately capitalized	8%	4%	4%
Undercapitalized	6%	3%	3%

The Company was considered well capitalized as of December 31, 2001 and 2000.

Management is not aware of any events or circumstances that have occurred since year-end that would change the Company’s capital category.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE L — STOCKHOLDERS EQUITY (CONTINUED)

At December 31, actual capital levels and minimum required levels were as follows (in thousands):

					Minimum Required
			Minimum		To Be Well
			Required		Capitalized Under
			For Capital		Prompt Corrective
			Adequacy		Action
	Actual		Purposes		Regulations

	Amount	Ratio	Amount	Ratio	Amount	Ratio

2001
Total capital (to risk weighted assets)
Consolidated	$9,350	14.69%	$5,094	8.00%	$6,367	10.00%
Bank	$7,920	12.43%	$5,094	8.00%	$6,367	10.00%
Tier 1 capital (to risk weighted assets)
Consolidated	$8,548	13.42%	$2,547	4.00%	$3,820	6.00%
Bank	$7,118	11.18%	$2,547	4.00%	$3,820	6.00%
Tier 1 capital (to average assets)
Consolidated	$8,548	9.18%	$3,726	4.00%	$4,658	5.00%
Bank	$7,118	7.64%	$3,726	4.00%	$4,658	5.00%
2000
Total capital (to risk weighted assets)
Consolidated	$9,441	20.36%	$3,710	8.00%	$4,638	10.00%
Bank	$6,885	14.85%	$3,710	8.00%	$4,638	10.00%
Tier 1 capital (to risk weighted assets)
Consolidated	$8,895	19.18%	$1,855	4.00%	$2,783	6.00%
Bank	$6,339	13.67%	$1,855	4.00%	$2,783	6.00%
Tier 1 capital (to average assets)
Consolidated	$8,895	14.52%	$2,450	4.00%	$3,063	5.00%
Bank	$6,339	10.35%	$2,450	4.00%	$3,063	5.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE M — OFF-BALANCE SHEET RISK

In the normal course of business, the Bank utilizes various financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit through loans approved but not yet funded, lines of credit and standby letters of credit. The credit risks associated with financial instruments are generally managed in conjunction with the Banks’ balance sheet activities and are subject to normal credit policies, financial controls and risk limiting and monitoring procedures.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include compensating balances, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

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

Credit losses are incurred when one of the parties fails to perform in accordance with the terms of the contract. The Banks’ exposure to off-balance sheet credit risk is represented by the contractual amount of the commitments to extend credit and standby letters of credit. At December 31, 2001 and 2000, the Bank had commitments of approximately $12,498,000 and $7,702,000, respectively, for undisbursed portions of loans in process and unused portions of lines of credit. Commitments under standby letters of credit aggregated approximately $25,000 and $24,000 at December 31, 2001 and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE N — FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table presents the estimates of fair value of financial instruments as of December 31:

	2001

		ESTIMATED
	CARRYING	FAIR
	AMOUNT	VALUE

Financial assets:
Cash and cash equivalents	$15,816,844	$15,816,844
Securities available for sale	19,108,522	19,108,522
Net loans	54,864,459	63,308,947
Accrued interest receivable	406,690	406,690
Financial liabilities:
Deposits	84,817,244	86,378,593
Accrued interest payable	72,357	72,357
Off-Balance Sheet Credit Risk:
Commitments to extend credit	12,498,000	12,498,000
Standby letters of credit	25,000	25,000

	2000

		ESTIMATED
	CARRYING	FAIR
	AMOUNT	VALUE

Financial assets:
Cash and cash equivalents	$4,878,265	$4,878,265
Securities available for sale	10,485,311	10,485,311
Net loans	43,679,169	42,040,847
Accrued interest receivable	364,320	364,320
Financial liabilities:
Deposits	51,100,029	52,343,907
Accrued interest payable	62,538	62,538
Off-Balance Sheet Credit Risk:
Commitments to extend credit	7,702,000	7,702,000
Standby letters of credit	24,000	24,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE N — FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE N — FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The fair value estimates are presented for on-balance sheet financial instruments without attempting to estimate the value of the bank’s long-term relationships with depositors and the benefit that results from low-cost funding provided by deposit liabilities. In addition, significant assets which are not considered financial instruments and are, therefore, not a part of the fair value estimates include office properties and equipment.

NOTE O — GENERAL OPERATING EXPENSES

The following amounts comprise general operating expenses for the year ended December 31:

	2001	2000	1999

Stationery and supplies	$109,470	$73,263	$89,015
Telephone	48,678	35,836	27,655
Professional and outside service fees	455,488	364,780	239,307
Advertising, marketing and public relations	120,318	84,870	72,795
Professional dues	20,081	22,511	11,991
Insurance	32,122	31,467	23,685
Automobile	5,161	4,494	6,068
Other	156,623	123,958	67,401

Totals	$947,941	$741,179	$537,917

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE P — CONDENSED FINANCIAL INFORMATION

The condensed financial information of Tarpon Coast Bancorp, Inc. (parent company only) as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999, is as follows:

           BALANCE SHEETS

	December 31

	2001	2000

Assets:
Investment in and indebtedness of subsidiary, at equity	$7,188,603	$6,329,405
Cash and due from banks	1,428,985	2,554,522
Other assets	809	1,103

	$8,618,397	$8,885,030

Liabilities	$0	$0
Stockholders equity:
Preferred stock	0	0
Common stock	11,821	11,821
Additional paid-in capital	10,940,915	10,940,915
Accumulated deficit	(2,405,150)	(2,057,644)
Accumulated other comprehensive income (loss)	70,811	(10,062)

TOTAL STOCKHOLDERS EQUITY	8,618,397	8,885,030

	$8,618,397	$8,885,030

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE P — CONDENSED FINANCIAL INFORMATION (CONTINUED)

           STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

	2001	2000	1999

Income:
Interest on indebtedness of Tarpon Coast National Bank	$106,320	$128,559	$0
Interest on investment securities and other	0	1,700	122,527

TOTAL INCOME	106,320	130,259	122,527

Expenses:
General operating	32,151	29,303	30,856

TOTAL EXPENSES	32,151	29,303	30,856

INCOME FROM OPERATIONS BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED NET LOSS OF SUBSIDIARY	74,169	100,956	91,671
Income taxes	0	0	0

INCOME BEFORE EQUITY IN UNDISTRIBUTED NET LOSS OF SUBSIDIARY	74,169	100,956	91,671
Equity in undistributed net loss of subsidiary	(421,675)	(520,425)	(905,578)

NET LOSS	(347,506)	(419,469)	(813,907)
Accumulated deficit:
Beginning of year	(2,057,644)	(1,638,175)	(824,268)

End of year	$(2,405,150)	$(2,057,644)	$(1,638,175)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

TARPON COAST BANCORP, INC. AND SUBSIDIARIES

December 31, 2001 and 2000

NOTE P — CONDENSED FINANCIAL INFORMATION (CONTINUED)

            STATEMENTS OF CASH FLOWS

	2001	2000	1999

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(347,506)	$(419,469)	$(813,907)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in undistributed net loss of subsidiary	421,675	520,425	905,578
(Increase) decrease in other assets	294	151	(1,221)
Decrease in accrued expenses and other liabilities	0	0	(1,372)

NET CASH PROVIDED BY OPERATING ACTIVITIES	74,463	101,107	89,078

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in subsidiary banks	(1,200,000)	(600,000)	(200,000)
Sale of premises and equipment	0	0	392,920

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(1,200,000)	(600,000)	192,920

CASH FLOWS FROM FINANCING ACTIVITIES	0	0	0

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,125,537)	(498,893)	281,998
Cash and cash equivalents:
Beginning of year	2,554,522	3,053,415	2,771,417

End of year	$1,428,985	$2,554,522	$3,053,415

(HILL, BARTH & KING LLC LOGO)

Trianon Centre
3777 Tamiami Trail, North
Suite 200
Naples, Florida 34103
(941) 263-2111 PHONE
(941) 263-0496 FAX
www.hbkcpa.com

Board of Directors and Stockholders
of Tarpon Coast Bancorp, Inc.
Port Charlotte, Florida

Independent Auditors’ Report

We have audited the accompanying consolidated balance sheets of Tarpon Coast Bancorp, Inc., and its subsidiaries Tarpon Coast National Bank and Tarpon Coast Financial Services, Inc. (collectively, the Company) as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tarpon Coast Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001 in conformity with U.S. generally accepted accounting principles.

/s/ Hill, Barth & King LLC Certified Public Accountants

February 1, 2002 Naples, Florida

CORPORATE INFORMATION

DIRECTORS

FOR THE COMPANY AND THE BANK:

Lewis S. Albert	Mark O. Asperilla, M.D.	James R. Baker
Chairman & Chief Executive Officer	Practicing Physician	Founder
Tarpon Coast Bancorp, Inc. & Tarpon Coast National Bank		J&J Baker Enterprises, Inc.

Billie A. Barger	James C. Brown	Gerald P. Flagel
President	President	Certified Public Accountant
Bar-Ton of Pinellas, Inc.	Miami-Valley Concrete, Inc.	Gerald P. Flagel, P.A.

Gina D. Hahn	Todd H. Katz	Larry A. Tenbusch
Vice-President	Vice-Chairman & President	President
Jewel Equities, Inc.	Tarpon Coast Bancorp, Inc. & Tarpon Coast National Bank	Tenbusch Construction, Inc.

FOR THE BANK:

James W. Herston	William A. Holt, D.O.
President & CEO	Practicing Physician
Herston Engineering Services, Inc.

OFFICERS FOR THE COMPANY AND THE BANK

Lewis S. Albert	Todd H. Katz	George E. Cline
Chairman & Chief Executive Officer for the Company and the Bank	Vice-Chairman & President for the Company and the Bank	Senior Vice-President & Chief Financial Officer for the Company and the Bank

Michael T. Ezzell	Terry L. Miller	Vito C. Bisceglia
Senior Vice-President & Senior Lending Officer for the Bank	Senior Vice-President & Branch Executive for the Bank	Vice-President & Branch Executive for the Bank

Simon L. Denova	Odette Embry	John J. Pappa
Vice-President & Lending Officer for the Bank	Vice-President & Mortgage Department Manager for the Bank	Vice-President & Lending Officer for the Bank

CORPORATE COUNSEL	EXECUTIVE OFFICE	TRANSFER AGENT & REGISTRAR
John P. Greeley, Esq. Smith, Mackinnon, Greeley, Bowdoin & Edwards, P.A. 255 South Orange Avenue Suite 800 Orlando, Florida 32801	1490 Tamiami Trail Port Charlotte, Florida 33948 Phone 941-629-8111 INDEPENDENT ACCOUNTANTS	American Stock Transfer & Trust Co. 6201 15th Avenue Brooklyn, New York 11219
Hill, Barth & King LLC 3777 Tamiami Trail North Naples, Florida 34103