Form 10KSB, Exhibit 13
period 2002-12-31
TARPON COAST BANCORP INC
filed 2003-03-18
CIK 1048435

                                                                    EXHIBIT 13.1

2002 Annual Report to Shareholders

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


ANNUAL MEETING
The Annual Meeting of Shareholders will be held on Monday, April 28, 2003 at 5:00 P.M. at the Best Western Waterfront Hotel in Punta Gorda, Florida

TO OUR SHAREHOLDERS
AND FRIENDS:

2002 proved to be a period of transition for your Company; one that resulted in the Company's first profitable fiscal year and saw sustained growth in our lending and other income generating activities. Our strategic initiative, designed to permit the Company to continue to maximize its potential for growth and critical mass, produced record levels of assets, income and earnings.

The continuing energy and dedication of our boards of directors, management and superior staff has allowed us to provide and expand on our innovative products and services while at all times delivering superior levels of service. The success of this philosophy is borne out by our accomplishments to date. In the four and one half years since the Bank opened, your Company has achieved total assets of $99 million, attracting over $89 million in customer funds, and generating $88 million in net loan demand of which $72 million had been funded by year-end. We firmly believe this to be a strong indicator of how our concept of commitment to customer service and community continues to be embraced in our markets.

Among the many achievements attained in 2002 were the following:

-        Total loans outstanding grew by $16.4 million or 29%.

-        Average total assets grew by 23% to $98.6 million.

-        Average earning assets also grew 23% or by $16.2 million.

- Fee income from residential secondary market lending activities rose 180% to $619,000.

- Commission and fee income from the sale of insurance and investment products increased by $180,000 to $517,000.

Perhaps the most noteworthy accomplishment in 2002 was turning the corner on profitability where operating results improved from reporting a loss $348,000 in 2001 to earnings of $263,000 in 2002, or an increased return on average equity of 7%. The improvement in earnings resulted from a number of factors.

First and foremost, your Company continued to grow its asset base in order to cover its cost structure by increasing average earning assets by 23%. This contributed approximately $711,000 to earnings over 2001. This favorable outcome was also influenced by the growth in the Company's loan portfolio in 2002 relative to the Company's overall growth, taking advantage of its healthy liquidity position coming into the year. Loans outstanding at December 31, 2002 stood at a hardy 80% compared to 65% a year earlier.

The Company also saw improvement in its margins, which increased from 3.96% in 2001 to 4.34% in 2002, contributing another $264,000 in earnings over that reported in 2001. This improvement in margins was significant when considering the rate environment your Company confronted during the year and is a strong indicator of its ability to manage its margins in response to extraordinary market rate conditions.

Also during the year, your Company continued to focus substantial attention on expanding and extending its service and product offerings to enhance non-interest income. Recognizing the demand for refinancing residential loans brought on by the low rate environment experienced during the year, the Company made a significant commitment to its residential lending activities. Largely as a consequence, fees from the origination and sale of residential loans on the secondary market improved from $221,000 in 2001 to $619,000 in 2002. The Company also continued to expand its efforts in the sale of insurance and investment products, increasing associated commissions and fee income for 2002 by more than 50% over 2001 to $517,000.

Net income for 2002 was also favorably impacted by the recognition of $152,000 in deferred tax benefits reflecting the Company's potential for the recovery of net operating loss carry-forward benefits in future periods.

We encourage you to read the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this report and the related financial statements for more details on the overall financial performance of the Company.

As always, we encourage you to attend our Annual Shareholders' Meeting, which will be held on Monday, April 28, 2003 at 5:00 P.M. at the Best Western Waterfront Hotel, Punta Gorda, Florida. This is an opportunity for us to showcase the Company and the Bank, answer any questions you may have, celebrate our accomplishments, and rededicate ourselves to similar efforts for the ensuing year.

In closing, each of our directors, management and staff extends their heartfelt thanks to you for the continued support, assistance and enthusiasm that you have provided to the Company and the Bank. We look forward to seeing you at the Annual Meeting!

Sincerely,


/s/ Lewis S. Albert                          /s/ Todd H. Katz
----------------------------------           ----------------------------------
Lewis S. Albert                              Todd H. Katz
Chairman & Chief Executive Officer           Vice Chairman & President

SELECTED FINANCIAL DATA

The selected financial data of the Company presented below as of and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 have been derived from consolidated financial statements of the Company. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto.

                                                                                       As of and for the
                                                                                    Years Ended December 31,
                                                                --------------------------------------------------------------
                                                                                       (Dollars in Thousands)
                                                                  2002        2001         2000          1999           1998
                                                                -------     --------      --------      --------      --------

SUMMARY OF FINANCIAL CONDITION:
Total assets                                                    $98,764     $ 95,374      $ 63,769      $ 44,104      $ 22,837
Total cash and cash equivalents                                   8,053       15,817         4,878         2,225         4,691
Investment securities                                            13,638       18,655        10,118         9,468         8,652
Loans receivable, net of allowance for loan losses               71,104       54,864        43,679        28,936         7,213
Total deposits                                                   88,424       84,817        51,100        29,485        12,202
Total shareholders' equity                                        8,955        8,618         8,885         9,125        10,141
Average shareholders' equity                                      8,890        8,964         9,009         9,636        10,128
Average total assets                                             98,588       80,310        53,423        34,967        13,181

SUMMARY OF OPERATING RESULTS:
Total interest and dividend income                                5,823        5,398         3,727         2,163           691
Total interest expense                                            2,019        2,570         1,742           948           132
Net interest income                                               3,804        2,828         1,985         1,215           559
Provision for loan losses                                           225          384           155           350           154
Total non-interest income                                         1,510          844           201            84            18
Total non-interest expense                                        4,978        3,636         2,450         1,763         1,076
Income (loss) before income taxes                                   111         (348)         (419)         (814)         (653)
Income tax benefit (expense)                                        152           --            --            --            --
Net income (loss)                                                   263         (348)         (419)         (814)         (653)

SUPPLEMENTAL DATA:
Return on average total assets                                     0.27%       (0.43)%       (0.79)%       (2.33)%       (4.95)%
Return on average shareholders' equity                             2.96%       (3.88)%       (4.66)%       (8.45)%       (6.45)%
Net interest rate spread (1)                                       3.86%        3.52%         3.71%         3.48%         4.23%
Net yield on average interest-earning assets (2)                   4.34%        3.96%         4.25%         4.01%         4.96%
Net interest income to operating expenses (3)                     76.42%       77.78%        81.00%        68.94%        51.91%
Average shareholders' equity to average total assets               9.02%       11.16%        16.86%        27.56%        76.84%
Average interest-earning assets to average
  interest-bearing liabilities                                   1.14:1       1.16:1        1.24:1         1.4:1         4.1:1
Non-performing assets to total assets                              0.82%        0.95%         0.18%           --            --
Non-performing loans to total loan receivable                      1.13%        1.63%         0.26%           --            --
Allowance for loan losses to total loans receivable                1.27%        1.44%         1.23%         1.55%         2.09%
Allowance for loan losses to non-performing loans receivable     1.13:1       0.88:1        4.83:1            --            --
Basic and diluted earnings (loss) per common share              $   .22     $   (.29)     $   (.35)     $   (.69)     $   (.60)
Dividends declared per share                                         --           --            --            --            --
Book value per share                                            $  7.57     $   7.29      $   7.52      $   7.88      $   8.57
Number of offices                                                     3            3             2             2             1

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

INTRODUCTION

Tarpon Coast Bancorp, Inc. (the "Company") was formed in August 1997. Its primary operating subsidiary, Tarpon Coast National Bank (the "Bank"), commenced operations on June 1, 1998. Until that time, the Company's operations were limited to the organization of the Bank, and the raising of its initial capital through the offering of $11,500,000 of its common stock. During 2000, the Company organized Tarpon Coast Financial Services, Inc., which engages in the sale of insurance and investment products as provided by the enactment of the Gramm-Leach-Bliley Act of 1999.

The Company, a Florida Corporation, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The Bank operates under a national bank charter and provides a full range of commercial banking services from three full-service banking facilities and a residential mortgage center located in Charlotte and Sarasota Counties, Florida. As a national bank, it is subject to the regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

FINANCIAL CONDITION

For the year ended December 31, 2002, the Company experienced modest growth in assets and deposits while aggressively growing its loan portfolio to take advantage of its substantial liquidity position from the preceding year-end. During the year, total assets grew by $3.4 million or 4% to $98.8 million. This increase was funded through the attraction of customer deposit funds (including retail repurchase agreement balances) of $2.8 million during the year, ending with aggregate balances of $89.2 million at December 31, 2002. These funds, together with available liquidity of approximately $13 million were principally used to fund an increase in loans outstanding of $16.3 million or 29%, bringing aggregate balances outstanding at December 31, 2002 to $72 million. Investment securities decreased $5 million to $13.6 million to fund the increase in the loan portfolio. The Company's remaining liquidity at December 31, 2002, less current cash reserve requirements, was invested in overnight federal funds sold of $1.8 million. Premises and equipment decreased $220,000 during the year to $4.9 million. Total earning assets rose $2.9 million to $86.6 million.

RESULTS OF OPERATIONS

Interest income improved from $5,398,000 in 2001 to $5,823,000 in 2002. The yield on average earning assets for 2002 was 6.65% compared to 7.56% in 2001. Interest and fees on net loans for 2001 was $4,732,000 (average yield of 7.38%) compared to $4,356,000 (average yield of 8.56%) for 2002. Interest on investment securities increased from $749,000 in 2001 (average yield of 6.24%) to $979,000 in 2002 (average yield of 5.92%), reflecting an increase in average balances over 2001 of 38%. Interest on Federal Funds Sold decreased from $292,000 in 2001 (average yield of 3.42%) to $112,000 in 2002 (average yield of 1.62%). The decline in the yields earned on average earning assets is reflective of the continuing low rate environment during 2002, driven by the aggressive rate cutting posture maintained by the Federal Reserve during the course of 2001 and into 2002. Volume variances between the two years contributed $1,363,000 to interest income while corresponding rate variances reduced interest income by $938,000.

Interest expense decreased from $2,570,000 in 2001 to $2,020,000 in 2002. Interest on deposit accounts amounted to $2,002,000 in 2002 (average rate of 2.29%) compared to $2,484,000 in 2001 (average rate of 3.64%). Interest expense on customer repurchase agreements for 2002 was $17,000 (average rate of 0.93%) compared to $86,000 in 2001 (average rate of 3.12%). The rate paid on all interest bearing sources decreased from 4.17% in 2001 to 2.62% in 2002, reflecting the impact of the rate environment as previously discussed. Volume variances between the two years increased interest expense by $652,000 while rate variances reduced interest expense by $1,202,000.

The Company's net interest margin for 2002 was 4.34% compared to 3.96% in 2001. The increase is attributable to a favorable change in the Company's mix of earning assets (net loans improved from 57% to 72% of total assets) coupled with favorable impacts from the re-pricing of interest-sensitive liabilities over sensitive-sensitive earning assets. For the year, volume and mix variances contributed $711,000 to net interest income and rate variances added another $264,000, increasing net interest income by $975,000 or 34% over 2001.

Non-interest income for 2002 increased to $1,510,000 from $844,000 in 2001. Non-sensitive income for the year includes fee income from residential secondary market activities of $619,000 ($220,000 for 2001) and commission and fee income from the sales of insurance and investment products of $517,000 ($388,000 for 2001). These increases reflect the

Bank's continuing emphasis on expanding its products and services, particularly its residential lending activities to take advantage of the refinancing opportunities arising from the current rate environment. The balance of the increase in non-interest income is generally consistent with the Bank's growth in customer volume and resultant fee activities.

Total non-interest expenses increased from $3,636,000 in 2001 to $4,978,000 in 2002. Salaries and benefits expense represented the area of greatest change, increasing from $2,057,000 in 2001 to $2,842,000 in 2002. Full-time equivalent employees increased to 53 at December 31, 2002 from 47 at December 31, 2001 of which 7 positions were added during the second half of 2001 in response to the expansion into new services and banking offices. Total assets per employee were $1,863,000 at December 31, 2002 compared to $2,032,000 at December 31, 2001 and include those employees involved principally in the generation of commission and fee income. The increase in premises and equipment expense results principally from the incremental expenses associated with the Bank having opened its third full-service banking facility in Englewood, Florida in August 2001. Aggregate operating expenses to average assets were 5.05 % for 2002 compared to 4.52% in 2001.

The provision for possible loan losses decreased to $225,000 in 2002 from $384,000 in 2001. As the Bank has limited historical loss experience, the provision has been established based principally on loss histories of comparably sized and positioned banking institutions, adjusted for current economic and demographic conditions. In this regard, during the fourth quarter of 2001 the Company recorded an additional provision of $160,000 in response to the potential for increase in the credit risk of its loan portfolio precipitated by the economic environment.

Net income for 2002 was favorably impacted by the recognition of $152,000 in deferred tax benefits reflecting the Company's potential for the realization of net operating loss carry-forward benefits in future periods.

LOAN PORTFOLIO

Management believes that general economic conditions in the Company's operating area, including the real estate market, continue to remain stable due to the growth in the area's population and demand for property and services. Accordingly, the Company experienced continued demand for consumer and commercial financing in 2002 as net loans increased $16.2 million or 29% to $71.1 million at December 31, 2002. Unfunded loan commitments outstanding at December 31, 2002 aggregated $16.1 million. At December 31, 2002, commercial and industrial loans comprised 51.4% of total loans; residential real estate loans comprised 40.7%; lines of credit comprised 3.3%; and consumer loans comprised 4.6%. Commercial lending activity is focused on commercial real estate term loans and seasonal working capital loans. The Company generally does not seek to purchase or participate in loans of other institutions due to the adequacy of demand in its operating area.

It is the Company's policy to cease the accrual of interest on any loan that is past due 90 or more days as to principal or interest payments, or more currently if it is determined that the loan will not perform under its terms. Interest income on non-accruing loans is recognized on a cash basis. At December 31, 2002, the Company had $811,000 in non-accruing loans, comprised of one fully secured commercial real estate relationship aggregating $719,000, one residential loan for $78,000, and one vehicle loan for $14,000. During 2002, the aggregate amount of interest income that would have been recorded had these loans been accruing interest was $76,430, while amounts recorded as interest income on these loans aggregated $1,668 for the year. At December 31, 2002 the Company had no other loans contractually past due 90 or more days and had no loans that represented troubled debt restructurings.

DEPOSITS

Total deposits increased $3.6 million to $84.8 million at December 31, 2002. During 2002, interest-bearing deposits increased $3.4 million to $75 million while non-interest bearing deposits increased $1.2 million to $13.4 million. At December 31, 2002, time deposits represented 33% of total deposits, other interest bearing deposits were at 52%, and non-interest bearing balances were 15%.

The Company also utilizes customer repurchase agreements to generate funds. These agreements call for interest payments ranging from between 25 to 75 basis points below the 13-week Treasury Bill rate, adjusted weekly. At December 31, 2002, the Company had $809,000 in customer repurchase agreements outstanding.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

FINANCIAL CONDITION

During the year ended December 31, 2001, total assets grew by $31.7 million to $95.5 million. This increase was funded through the attraction of customer deposit funds (including retail repurchase agreement balances) of $31.7 million during the year, ending with aggregate balances of $86.5 million at December 31, 2001. These funds were principally used to fund net loan demand of $11.4 million, increasing loan balances outstanding at December 31, 2001 to $55.7 million. Investment securities increased $8.1 million to $18.6 million. The Company's remaining liquidity at December 31, 2001, less current cash reserve requirements, was invested in overnight federal funds sold of $10.1 million. Premises and equipment increased $818,000 during the year to $5.1 million, principally from the costs of completion of the Bank's branch office facility in Englewood, Florida that opened in the third quarter of 2001. Total earning assets rose $27.3 million or 49% to $83.6 million.

RESULTS OF OPERATIONS

Interest income improved from $3,727,000 in 2000 to $5,398,000, a 45% increase. The yield on average earning assets for 2001 was 7.56% compared to 7.98% in 2000. Interest and fees on net loans for 2001 was $4,356,000 (average yield of 8.56%) compared to $2,948,000 (average yield of 8.62%). Interest on investment securities increased from $613,000 in 2000 (average yield of 6.18%) to $749,000 in 2001 (average yield of 6.24%). Interest on Federal Funds Sold and other short-term investments increased from $167,000 in 2000 (average yield of 6.39%) to $292,000 in 2001 (average yield of 3.42%). The decline in the yields earned on average earning assets resulted from the fact that the rate environment in 2001 was markedly lower than that of 2000, driven by the aggressive rate cutting posture maintained by the Federal Reserve during the course of 2001. Volume variances between the two years contributed $1,949,000 to interest income while corresponding rate variances reduced interest income by $279,000.

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

The Company's net interest margin for 2001 was 3.96% compared to 4.25% in 2000. The decrease is attributable to the net effects of the declining yield comparisons discussed above, coupled with a decrease in the ratio of average equity to average assets from 17% in 2000 to 11% in 2001.

Non-interest income for 2001 increased to $844,000 from $201,000 in 2000. During the third quarter of 2000, the Company commenced financial service activities principally in the sale of insurance and investment products that produced $338,000 in commission income in 2001 compared to $11,000 in 2000. The Bank also expanded its residential lending secondary market activities in the fourth quarter of 2000, generating fee income of $220,000 in 2001 compared to $16,000 in 2000. The balance of the increase is generally consistent with the Bank's growth in customer volume and resultant fee activities.

Total non-interest expenses increased from $2,450,000 in 2000 to $3,636,000 in 2001. Salaries and benefits expense represented the area of greatest change, increasing from $1,268,000 in 2000 to $2,057,000 in 2001. Full-time equivalent employees increased from 32 at December 31, 2000 to 47 at December 31, 2001, in response to the increase in the volume of customer relationships, together with the addition of new services and banking offices. Total assets per employee were $2,032,000 at December 31, 2001 compared to $1,993,000 at December 31, 2000. The increase in premises and equipment expense results principally from the incremental expenses associated with the Bank having opened its third full service banking facility in Englewood, Florida in August 2001. Aggregate operating expenses to average assets were to 4.52 % for 2001 compared to 4.59% in 2000.

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

DEPOSITS

Total deposits increased $33.7 million to $84.8 million at December 31, 2001. During 2001, interest-bearing deposits increased 70% to $72.5 million while non-interest bearing deposits increased to $12.3 million. At December 31, 2001, time deposits represented 36% of total deposits, other interest bearing deposits were at 50%, and non-interest bearing balances were 14%. In addition, at December 31, 2001, the Company had $1.65 million in customer repurchase agreements outstanding.

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

Consistent with the objective of operating a sound financial organization, the Company maintains high capital ratios. Regulatory agencies including the Office of the Comptroller of the Currency and the Federal Reserve Bank have approved guidelines for a risk-based capital framework that makes capital requirements more sensitive to the risks germane to each individual institution. In order to be deemed well-capitalized under the guidelines, the Company must maintain a Tier 1 risk-based capital ratio of at least 6%, a total risk-based capital ratio of 10% and a leverage capital ratio of 5%. At December 31, 2002, the Company's Tier I risk-based capital ratio was 11.72%, total risk-based capital ratio was 12.93% and the leverage capital ratio was 8.77%.

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

INTEREST SENSITIVITY

The following is a combined maturity and repricing analysis of rate-sensitive assets and liabilities as of December 31, 2002.

                                                  0-90              91-365             OVER
                                                  DAYS               DAYS             1 YEAR             TOTAL
                                                --------           --------           -------           -------
                                                                    (Dollars in Thousands)

Interest Earning Assets:
     Federal Funds Sold                         $  1,850           $     --           $    --           $ 1,850
     Investment Securities                           504                513            12,621            13,638
     Loans                                        11,402             14.338            46,280            72,020
                                                --------           --------           -------           -------
         Total Interest Earning Assets            13,756             14,851            58,901            87,508
                                                --------           --------           -------           -------
Interest Bearing Liabilities                      52,358             17,449             5,999            75,806
                                                --------           --------           -------           -------
Excess (Deficiency) of Rate
     Sensitive Assets Less Rate
     Sensitive Liabilities                      $(38,602)          $ (2,598)          $52,902           $11,702
                                                ========           ========           =======           =======
Excess (Deficiency) as a
     Percentage of Earning Assets                (44.11)%            (2.97)%           60.45%            13.37%
Cumulative Excess (Deficiency)                 $(38,602)          $(41,200)          $11,702
                                               ========           ========           =======
Cumulative Excess (Deficiency)
     As a Percentage of
     Earning Assets                              (44.11)%           (47.08)%           13.37%


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

At December 31, 2002, the Company had $28.6 million in interest-sensitive assets compared to $69.8 million in interest-sensitive liabilities (of which $46.6 million are considered core deposits) that will mature or reprice within a year.

A negative gap position is indicative of a bank which has a greater amount of interest-sensitive liabilities repricing (or maturing) than it does interest-sensitive assets, in a given time interval. In this instance, the impact on net interest income would be positive in a declining rate environment and negative if rates were rising. Conversely, a positive gap position represents a greater amount of interest-sensitive assets repricing (or maturing). Thus, an increase in rates would positively impact net interest income, as the yield on earning assets would increase prior to the increase in the cost of interest-bearing liabilities. The impact on net interest income described above is general, as other factors would additionally maximize or minimize the effect. For example, a change in the prime interest rate could effect an immediate change to rates on prime related assets, whereas a liability, which reprices according to changes in Treasury rates might (1) lag in the timing of the change and (2) change rates in an amount less than the change in the prime interest rate.

Management believes that the current balance sheet structure of interest-sensitive assets and liabilities does not represent a material risk to earnings or liquidity in the event of a change in market rates.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company's Common Stock was held by 829 registered holders of record as of March 7, 2003 and is quoted on the OTC Bulletin Board under the symbol "TCBA." To date there has been no regular and liquid market for the common stock, and there can be no assurance that a regular and liquid trading market will develop in the foreseeable future.

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


                    Per Share
                    Bid Prices
                ------------------
                 High         Low
                ------       -----

2002

1st Quarter     $ 8.60       $8.00
2nd Quarter     $11.70       $8.60
3rd Quarter     $11.30       $9.80
4th Quarter     $10.30       $9.25

2001

1st Quarter     $ 8.12       $7.37
2nd Quarter     $ 8.50       $7.75
3rd Quarter     $ 9.00       $7.50
4th Quarter     $ 8.10       $6.50

No cash or other dividends were declared or paid during the years ended December 31, 2002 or 2001. The Company expects that all Company and Bank earnings, if any, will be retained to finance the growth of the Company and the Bank and that no cash dividends will be paid for the foreseeable future.

                       CONSOLIDATED BALANCE SHEETS

               TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                       December 31, 2002 and 2001

                                                              2002            2001
                                                          ------------    ------------
                         ASSETS

Cash and due from banks                                   $  6,203,266    $  5,666,844
Federal funds sold                                           1,850,000      10,150,000
                                                          ------------    ------------
      TOTAL CASH AND CASH EQUIVALENTS                        8,053,266      15,816,844
                                                          ------------    ------------

Securities available for sale - NOTE B                      13,687,549      18,655,222

Loans - NOTE C                                              72,073,031      55,723,363
Less:
  Allowance for loan losses - NOTE C                           915,511         802,725
  Unearned income and deferred loan fees                        53,280          56,179
                                                          ------------    ------------
      NET LOANS                                             71,104,240      54,864,459
                                                          ------------    ------------

Restricted securities, Federal Home Loan Bank and
  Federal Reserve Bank stock, at cost                          517,500         453,300
Premises and equipment - NOTE D                              4,823,847       5,093,499
Accrued interest receivable                                    361,293         406,690
Deferred income taxes - NOTE G                                  77,793               0
Other assets                                                   138,361          84,171
                                                          ------------    ------------
                                                          $ 98,763,849    $ 95,374,185
                                                          ============    ============

          LIABILITIES AND STOCKHOLDERS EQUITY

Deposits - NOTE E                                         $ 88,424,149    $ 84,817,244
Securities sold under agreements to repurchase - NOTE F        808,780       1,653,728
Accrued interest payable                                        49,227          72,357
Accrued expenses and other liabilities                         527,118         212,459
                                                          ------------    ------------
      TOTAL LIABILITIES                                     89,809,274      86,755,788
                                                          ------------    ------------

Commitments - NOTE H
Stockholders Equity - NOTE L:
  Preferred stock, no par value, 2,000,000 shares
    authorized, no shares issued and outstanding                     0               0
  Common stock, par value $.01 per share,
    10,000,000 shares authorized, 1,182,151,
    shares issued and outstanding                               11,821          11,821
Additional paid-in capital                                  10,940,915      10,940,915
Accumulated deficit                                         (2,142,209)     (2,405,150)
Accumulated other comprehensive income                         144,048          70,811
                                                          ------------    ------------
      TOTAL STOCKHOLDERS EQUITY                              8,954,575       8,618,397
                                                          ------------    ------------
                                                          $ 98,763,849    $ 95,374,185
                                                          ============    ============

           See accompanying notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000

                                                    2002           2001           2000
                                                 -----------    -----------    -----------
INTEREST INCOME
  Interest and fees on loans                     $ 4,732,099    $ 4,356,403    $ 2,947,641
  Interest on securities                             978,968        749,249        613,286
  Interest on federal funds sold and other           112,379        292,149        166,535
                                                 -----------    -----------    -----------
        TOTAL INTEREST INCOME                      5,823,446      5,397,801      3,727,462
                                                 -----------    -----------    -----------

INTEREST EXPENSE
  Interest on deposits                             2,002,453      2,483,872      1,510,125
  Interest on other borrowings                        17,233         85,854        232,726
                                                 -----------    -----------    -----------
        TOTAL INTEREST EXPENSE                     2,019,686      2,569,726      1,742,851
                                                 -----------    -----------    -----------
        NET INTEREST INCOME                        3,803,760      2,828,075      1,984,611

PROVISION FOR LOAN LOSSES                            225,200        384,000        155,300
                                                 -----------    -----------    -----------
        NET INTEREST INCOME AFTER PROVISION
        FOR LOAN LOSSES                            3,578,560      2,444,075      1,829,311

NON-INTEREST INCOME
  Service charges, commissions and fees            1,510,031        844,411        201,391
                                                 -----------    -----------    -----------
                                                   5,088,591      3,288,486      2,030,702
                                                 -----------    -----------    -----------

NON-INTEREST EXPENSES
  Salaries and employee benefits - NOTE J          2,841,178      2,057,345      1,267,792
  Occupancy expenses                                 320,862        210,999        146,670
  Equipment rental, depreciation and
    maintenance                                      490,903        419,707        294,530
  General operating - NOTE O                       1,324,707        947,941        741,179
                                                 -----------    -----------    -----------
        TOTAL OTHER EXPENSES                       4,977,650      3,635,992      2,450,171
                                                 -----------    -----------    -----------
        INCOME (LOSS) BEFORE INCOME TAX CREDIT       110,941       (347,506)      (419,469)

INCOME TAX CREDIT - NOTE G                          (152,000)             0              0
                                                 -----------    -----------    -----------
        NET INCOME (LOSS)                        $   262,941    $  (347,506)   $  (419,469)
                                                 ===========    ===========    ===========

INCOME/(LOSS) PER SHARE                          $      0.22    $     (0.29)   $     (0.35)
                                                 ===========    ===========    ===========

WEIGHTED AVERAGE SHARES OUTSTANDING                1,182,151      1,182,151      1,182,151
                                                 ===========    ===========    ===========

           See accompanying notes to consolidated financial statements

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001, and 2000

                                                                         ACCUMULATED
                                           ADDITIONAL                       OTHER
                                 COMMON      PAID-IN     ACCUMULATED    COMPREHENSIVE
                                  STOCK      CAPITAL       DEFICIT      INCOME (LOSS)      TOTAL
                                 -------   -----------   -----------    -------------    ----------
Balance (deficit)
    December 31, 1999            $11,821   $10,940,915   $(1,638,175)   $    (189,782)   $9,124,779
  Comprehensive income (loss):
    Net loss for 2000                  0             0      (419,469)               0      (419,469)
    Unrealized gain on
      available for sale
      investment securities            0             0             0          179,720       179,720
                                                                                         ----------
  Total comprehensive loss                                                                 (239,749)
                                 -------   -----------   -----------    -------------    ----------
Balance (deficit)
    December 31, 2000             11,821    10,940,915    (2,057,644)         (10,062)    8,885,030
  Comprehensive income (loss):
    Net loss for 2001                  0             0      (347,506)               0      (347,506)
    Unrealized gain on
      available for sale
      investment securities            0             0             0           80,873        80,873
                                                                                         ----------
    Total comprehensive loss                                                               (266,633)
                                 -------   -----------   -----------    -------------    ----------
Balance (deficit)
    December 31, 2001             11,821    10,940,915    (2,405,150)          70,811     8,618,397
  COMPREHENSIVE INCOME (LOSS):
    Net income for 2002                0             0       262,941                0       262,941
    Unrealized gain on
      available for sale
      investment securities            0             0             0           73,237        73,237
                                                                                         ----------
    Total comprehensive income                                                              336,178
                                 -------   -----------   -----------    -------------    ----------
Balance (deficit)
      December 31, 2002          $11,821   $10,940,915   $(2,142,209)   $     144,048    $8,954,575
                                 =======   ===========   ===========    =============    ==========

           See accompanying notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000

                                                             2002            2001            2000
                                                         ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                      $    262,941    $   (347,506)   $   (419,469)
  Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
    Depreciation and amortization                             408,504         334,632         256,471
    Provision for loan losses                                 225,200         384,000         155,300
    Income tax credit                                        (152,000)              0               0
    Accretion of deferred loan fees
      and discounts                                             8,028          28,346           3,593
    Decrease (increase) in accrued interest receivable         45,397         (42,370)       (167,133)
    Increase in other assets                                  (54,191)         (2,102)        (25,956)
    (Decrease) increase in accrued interest payable           (23,130)          9,819          20,172
    Increase (decrease) in accrued expenses
      and other liabilities                                   351,139         105,327         (71,421)
                                                         ------------    ------------    ------------
        NET CASH PROVIDED BY (USED IN)
        OPERATING ACTIVITIES                                1,071,888         470,146        (248,443)
                                                         ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Net increase in loans                                   (16,468,163)    (11,619,249)    (14,905,634)
  Purchase of securities available for sale                (6,853,995)    (17,413,561)     (2,508,988)
  Proceeds from maturities and sale of securities
    available for sale and principal collections           11,927,787       9,020,897       1,820,793
  Purchase of restricted securities                           (64,200)        (86,400)        (53,500)
  Purchase of premises and equipment                         (138,852)     (1,153,608)     (1,407,128)
                                                         ------------    ------------    ------------
        NET CASH USED IN INVESTING ACTIVITIES             (11,597,423)    (21,251,921)    (17,054,457)
                                                         ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in deposits                                  3,606,905      33,717,215      21,615,302
  Net decrease in securities sold under
    agreement to repurchase                                  (844,948)     (1,996,861)     (1,659,127)
                                                         ------------    ------------    ------------
        NET CASH PROVIDED BY FINANCING ACTIVITIES           2,761,957      31,720,354      19,956,175
                                                         ------------    ------------    ------------

        NET INCREASE (DECREASE) IN CASH
        AND CASH EQUIVALENTS                               (7,763,578)     10,938,579       2,653,275

CASH AND CASH EQUIVALENTS
  Beginning of year                                        15,816,844       4,878,265       2,224,990
                                                         ------------    ------------    ------------
  End of year                                            $  8,053,266    $ 15,816,844    $  4,878,265
                                                         ============    ============    ============

           See accompanying notes to consolidated financial statements

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                  Years ended December 31, 2002, 2001 and 2000

                                                             2002            2001            2000
                                                         ------------    ------------    ------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the year for:

    Interest                                             $  2,042,816    $  2,559,907    $  1,722,679
                                                         ============    ============    ============

    Noncash Transactions:

      Unrealized increase in fair value on securities
        available for sale                               $    110,965    $    122,536    $    272,303
                                                         ============    ============    ============

           See accompanying notes to consolidated financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND CONSOLIDATION:

Tarpon Coast Bancorp, Inc. (the Company) was incorporated under the laws of the state of Florida on August 7, 1997. The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiaries, Tarpon Coast National Bank (the Bank) and Tarpon Coast Financial Services, Inc. All significant intercompany balances and transactions have been eliminated.

NATURE OF OPERATIONS:

The Bank operates under a national bank charter and provides full banking services within the Port Charlotte, North Port, Englewood and Punta Gorda, Florida area at three banking facilities and a mortgage center. As a national bank, it is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation.

USE OF ESTIMATES:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS:

Cash, demand balances due from banks and federal funds sold are considered cash and cash equivalents for cash flow reporting purposes. Generally, federal funds are sold for one-day periods.

INVESTMENT SECURITIES:

Debt securities for which the Bank has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Securities are classified as trading securities if bought and held principally for the purpose of selling them in the near future. No investments are held for trading purposes or classified as held to maturity. Securities not classified as trading or held to maturity are classified as available for sale, and reported at fair value with unrealized gains and losses excluded from earnings and reported net of tax as a separate component of stockholders equity until realized. Other investments, which include Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost as such investments do not have readily determinable fair values.

Realized gains and losses on sales of investment securities are determined by specific identification of the security sold. Declines in value of investment securities judged to be other than temporary are recognized as losses in the statements of operations.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

NEW ACCOUNTING PRONOUNCEMENTS:

Effective January 1, 2001, the bank adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement did not have a material impact on financial condition and results of operations.

Effective December 15, 2002, the bank adopted Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS No. 148). This statement amends FASB statement No. 123, "Accounting for Stock-Based Compensation". It provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provision of FASB statement No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Had compensation cost for the Company's stock option plan been determined under SFAS 123, based on the fair market value at the grant dates, the Company's proforma net income
(loss) and net income (loss) per share would have been reflected as follows:

                                                       2002        2001         2000
                                                     --------   ---------    ---------
Net income (loss) as reported                        $262,941   $(347,506)   $(419,469)
Deduct: Total stock-based employee
  compensation expense determined under
  fair value based method for all awards net
  of related tax effects                              160,102      (9,714)     (17,875)
                                                     --------   ---------    ---------
Proforma net income (loss)                           $102,839   $(337,792)   $(401,594)
                                                     ========   =========    =========
Basic and diluted income (loss) per
     share as reported                               $   0.22   $   (0.29)   $   (0.35)
                                                     ========   =========    =========
Basic and diluted proforma income (loss) per share   $   0.09   $   (0.29)   $   (0.34)
                                                     ========   =========    =========

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE B - SECURITIES

The amortized cost, unrealized gains and losses and estimated fair value of available for sale investment securities shown in the consolidated balance sheets of the Company at December 31 are as follows:

                                                   GROSS UNREALIZED     ESTIMATED
                                     AMORTIZED    ------------------      FAIR
                                       COST        GAINS     LOSSES       VALUE
                                    -----------   --------   -------   -----------
DECEMBER 31, 2002:

Mortgage-backed securities
    of U.S. Government Agencies     $ 3,568,863   $120,060   $ 2,807   $ 3,686,116
U.S. Treasury securities and
    other U.S. agency obligations     9,348,039    107,144       514     9,454,669
Independent Bankers Bank Stock           49,914          0         0        49,914
Corporate bonds                         502,479          0     5,629       496,850
                                    -----------   --------   -------   -----------
Totals                              $13,469,295   $227,204   $ 8,950   $13,687,549
                                    ===========   ========   =======   ===========

                                                   GROSS UNREALIZED     ESTIMATED
                                     AMORTIZED    ------------------      FAIR
                                       COST        GAINS     LOSSES       VALUE
                                    -----------   --------   -------   -----------
December 31, 2001:

Mortgage-backed securities
    of U.S. Government Agencies     $ 4,200,896   $ 17,836   $   407   $ 4,218,325
U.S. Treasury securities and
    other U.S. agency obligations    13,242,944    114,173    25,794    13,331,323
Independent Bankers Bank Stock           49,914          0         0        49,914
Corporate bonds                       1,054,178     12,864    11,382     1,055,660
                                    -----------   --------   -------   -----------
Totals                              $18,547,932   $144,873   $37,583   $18,655,222
                                    ===========   ========   =======   ===========

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE B - SECURITIES (CONTINUED)

Expected maturities of investment securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Periodic payments are received of mortgage-backed securities based on the payment patterns of the underlying collateral. Maturities of mortgage-based securities are included below based on their expected average life of similar investments as determined by the Bank's portfolio and analysis servicer. As of December 31, 2002, the amortized cost and estimated fair value of investment securities available for sale, by contractual maturities, are as follows:

                                                                      ESTIMATED
                                                       AMORTIZED        FAIR
                                                         COST           VALUE
                                                      -----------    -----------
Due within one year                                   $ 5,036,679    $ 5,111,913
Due after one through five years                        6,642,965      6,758,340
Due after five through ten years                        1,739,737      1,767,382
                                                      -----------    -----------
                                                       13,419,381     13,637,635
Independent Bankers Bank                                   49,914         49,914
                                                      -----------    -----------
Totals                                                $13,469,295    $13,687,549
                                                      ===========    ===========

Investment securities with an amortized cost and fair value of $2,243,356 and $2,290,437, respectively, at December 31, 2002, were pledged to secure repurchase agreements (see Note F).

Proceeds from the sale of available for sale securities during 2002, 2001 and 2000 were $1,191,327, $0 and $0, respectively. There were no gross gains or gross losses recognized on those sales for 2002, 2001 and 2000.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE C - LOANS

The composition of loans at December 31 is as follows:

                                                   2002                  2001
                                               -----------           -----------
Commercial                                     $39,185,014           $30,083,145
Real estate                                     22,944,954            16,807,593
Lines of credit                                  2,573,979             2,114,771
Consumer                                         7,369,084             6,717,854
                                               -----------           -----------
Totals                                         $72,073,031           $55,723,363
                                               ===========           ===========

The majority of the Company's lending activities are conducted principally with customers located in the Port Charlotte, North Port, Punta Gorda and Englewood, Florida areas. Commercial loans are primarily extended to small and mid-sized corporate borrowers in service and manufacturing related industries. Although the Bank's loan portfolio is diversified, a significant portion of its commercial loans are collateralized by real estate. Therefore, the Bank could be susceptible to economic downturns and natural disasters.

The Bank had $811,076 and $1,050,964 loans on nonaccrual as of December 31, 2002 and 2001, respectively. Income that would have been recognized during 2002 and 2001 on such loans if they were in accordance with their original terms was $73,430 and $44,196, respectivley.

The activity in the allowance for loan losses for the years ended December 31 was as follows:

                                             2002          2001          2000
                                          ---------     ---------     ---------
Balance at beginning of year              $ 802,725     $ 545,932     $ 454,576
Provision charged to operations             225,200       384,000       155,300
Charge-offs                                (147,358)     (135,111)      (63,994)
Recoveries                                   34,944         7,904            50
                                          ---------     ---------     ---------
Balance at end of year                    $ 915,511     $ 802,725     $ 545,932
                                          =========     =========     =========

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE D - PREMISES AND EQUIPMENT

Premises and equipment at December 31 consist of the following:

                                                        2002             2001
                                                     ----------       ----------
Land and land improvements                           $1,526,055       $1,526,055
Building                                              2,539,640        2,521,640
Motor vehicles                                           52,822           52,822
Leasehold improvements                                    9,063            9,063
Furniture, fixtures and equipment                     1,103,741        1,019,148
EDP equipment and software                              794,587          758,328
                                                     ----------       ----------
                                                      6,025,908        5,887,056
Less accumulated depreciation                         1,202,061          793,557
                                                     ----------       ----------
Totals                                               $4,823,847       $5,093,499
                                                     ==========       ==========

Depreciation expense was $408,504, $334,632 and $256,471 for the years ended December 31, 2002, 2001 and 2000, respectively. Additionally, during 2002 and 2001 the bank disposed of $0 and $21,802, respectively, of assets which were fully depreciated as of the disposal date. No gain or loss was recognized as a result of these dispositions.

NOTE E - DEPOSITS

Deposits at December 31 are comprised of the following:

                                                       2002              2001
                                                   -----------       -----------
Interest-bearing:
  Money market                                     $15,818,781       $18,186,726
  Negotiable order of
    withdrawal accounts                             12,034,506        10,851,079
  Savings                                           17,981,111        13,187,130
  Certificates of deposit -
    Less than $100,000                              22,029,537        23,212,631
    $100,000 or more                                 7,133,296         7,116,728
                                                   -----------       -----------
                                                    74,997,231        72,554,294
Demand (non-interest-bearing)                       13,426,918        12,262,950
                                                   -----------       -----------
Totals                                             $88,424,149       $84,817,244
                                                   ===========       ===========

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE E - DEPOSITS (CONTINUED)

The maturities on certificates of deposit of $100,000 or more as of December 31, 2002 are as follows:

Three months or less                                                  $  996,342
Over three months to six months                                        1,818,968
Over six months to twelve months                                       2,758,625
Over twelve months                                                     1,559,361
                                                                      ----------
Total                                                                 $7,133,296
                                                                      ==========

Included in interest expense is $187,249 which relates to interest on certificates of deposit of $100,000 or more.

The maturities on certificates of deposits as of December 31, 2002 are as follows:

2003                                                                 $23,058,550
2004                                                                   5,881,221
2005                                                                     223,062
                                                                     -----------
Total                                                                $29,162,833
                                                                     ===========

NOTE F - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER BORROWINGS

The securities sold under agreements to repurchase (the repurchase agreement) have been accounted for as a financing and the obligation to repurchase the securities sold is reflected as a liability in the consolidated balance sheets. The bank has pledged varying amounts of securities to cover the liabilities under these agreements. The repurchase agreements were transacted with various Bank customers and interest is payable monthly at varying rates (average rate of ..93% at December 31, 2002) tied to the 13-week U.S. Treasury Bill rates. These agreements immediately terminate upon written notice by either party. Securities sold under agreement to repurchase averaged $1,856,922, and $2,750,504 during 2002 and 2001, respectively. The maximum amount outstanding at any month end under such agreement during 2002 and 2001 was $2,441,043 and $5,041,694, respectively.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE G - INCOME TAXES

At December 31, 2002 and 2001, the Bank assessed its earnings history and trend over the past year, its estimate of future earnings, and the expiration date of the net operating loss carryforward and determined that it is more likely than not that the deferred tax assets will not be fully realized in the near term. Accordingly, a partial valuation allowance is recorded at December 31, 2002 and 2001.

The components of deferred tax assets and deferred tax liabilities at December 31 are as follows:

                                                           2002          2001
                                                         --------     ---------
Deferred tax assets:
  Net operating loss carryforwards                       $502,763     $ 543,578
  Allowance for loan losses                               269,851       239,605
  Organizational and startup costs                         13,062        44,407
  Unrealized loss in investment securities                  3,043             0
                                                         --------     ---------
                                                          788,719       827,590
                                                         --------     ---------
Deferred tax liabilities:
  Depreciation on premises and equipment                   66,553        52,429
  Unrealized gain in investment securities                 77,249        24,076
  Other income deferred for income taxes                   36,253        11,161
                                                         --------     ---------
                                                          180,055        87,666
                                                         --------     ---------

  Valuation allowance                                     530,871       764,000
                                                         --------     ---------
Deferred tax assets (liabilities), net                   $ 77,793     $ (24,076)
                                                         ========     =========

At December 31, 2002, the Company had a tax net operating loss carryforward of approximately $1,479,000 expiring on various dates from 2018 through 2022.

Following is a reconciliation between federal income taxes at statutory rates and actual taxes based on income before taxes for the years ended December 31:

                                      2002                   2001                  2000
                               -------------------    ------------------    ------------------
Statutory taxes (credit)       $  37,720      34.0%   $(118,152)    34.0%   $(142,619)    34.0%
Increase (decrease) in
  valuation allowance           (233,129)   -210.1%      95,073    -27.4%     160,242    -38.2%
Nondeductible items                2,871       2.6%       5,022     -1.4%       4,626     -1.1%
Utilization of net operating
  loss carryforward               40,815      36.8%           0      0.0%           0      0.0%
Other                               (277)     -0.2%      18,057     -5.2%     (22,249)     5.3%
                               ---------    ------    ---------    -----    ---------    -----
Actual taxes                   $(152,000)   -136.9%   $       0      0.0%   $       0      0.0%
                               =========    ======    =========    =====    =========    =====

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE H - COMMITMENTS

The Company and the Bank have entered into employment agreements expiring at various times in 2003 with five senior officers providing for minimum annual compensation aggregating approximately $596,000.

NOTE I - LEASES WHERE COMPANY IS LESSEE

The Bank has entered into an operating lease agreement for the residential mortgage department and the operations center calling for monthly payments of $4,120 plus applicable sales tax, expiring in September 2006 and April 2005, respectively. Commencing with lease year two, and for the balance of the residential mortgage center lease term, the base rent amount will increase each year by the greater of 3% or the Consumer Price Index. The base rent amount for the operations center lease increases at various rates over the term of the lease. Rental expense for 2002, 2001 and 2000 was $40,654, $4,430 and $0, respectively.

Future minimum rental commitments as of December 31, 2002 are as follows:

2003                                                                    $ 48,581
2004                                                                      50,078
2005                                                                      36,517
2006                                                                      24,929
                                                                        --------
  TOTAL                                                                 $160,105
                                                                        ========

NOTE J - RETIREMENT PLAN

The Company maintains a 401(k) retirement plan (the Plan) to which eligible employees may contribute from 1% to 20% of their pay. The Company contributes to the Plan 50% of an eligible employee's deferral on the first 6% that the eligible employee defers, and may make discretionary contributions in excess of that amount based on the Company's profitability and approval of the board of directors. Employees who have completed at least one year of service and have attained age 21 are generally eligible to participate. Employee contributions are 100% vested as amounts are credited to the employee's account. Company contributions become 20% vested when an employee has completed 1 year of service, and vest at a rate of 20% per year thereafter, fully vesting when an employee has completed 5 years of service. The Company made contributions to the Plan of $41,744, $43,778 and $20,887 for the years ended December 31, 2002, 2001 and 2000, respectively.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE K - RELATED PARTY TRANSACTIONS

The Bank has granted loans to executive officers and directors of the Bank and the Company and to associates of such executive officers and directors. Such loans were made in the ordinary course of business under normal credit terms and do not represent more than the normal risk of collection. The activity for these loans for 2002 is as follows:

Loan balances at December 31, 2001                                    $2,154,307
New loans                                                                728,194
Repayments                                                               688,532
                                                                      ----------
Loan balances at December 31, 2002                                    $2,193,969
                                                                      ==========

The Bank also has accepted deposits and entered into repurchase agreements from employees, officers and directors of the Bank and the Company and from affiliates of such officers and directors. The deposits and repurchase agreements were accepted on substantially the same terms as those of other depositors. Such deposits and repurchase agreements amounted to approximately $2,768,167 and $348,144 respectively at December 31, 2002 and $2,380,104 and
$486,145, respectively at December 31, 2001.

NOTE L - STOCKHOLDERS EQUITY

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

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE L - STOCKHOLDERS EQUITY (CONTINUED)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. Assumptions used in 2002, 2001 and 2000 include: dividend yield of 0.00%, expected volatility of 40.22%, 11.85% and 17.02%, risk-free interest rate of 3.40%, 5.08% and 5.25% and average expected lives of 6.99, 7.80 and 8.73 years, respectively. At December 31, 2002, 2001 and 2000, options for 48,700, 36,950 and 25,350 shares were exercisable at an average price per share of $10.13, $10.15 and $10.23, respectively. Options granted expire after 10 years and are exercisable in 10% increments beginning on the date of grant and continuing annually until fully exercisable. Transactions related to this stock option plan are as follows:

                                                                      WEIGHTED
                                                                      AVERAGE
                                                      OPTIONS       OPTION PRICE
                                                    OUTSTANDING      PER SHARE
                                                    -----------     ------------
Balance December 31, 1999                                78,500     $      10.57
Granted                                                  33,000     $       9.42
                                                    -----------     ------------
Balance December 31, 2000                               111,500     $      10.23
Granted                                                   4,500     $       7.61
                                                    -----------     ------------
Balance December 31, 2001                               116,000     $      10.15
GRANTED                                                   1,500     $      10.00
                                                    -----------     ------------
Balance December 31, 2002                               117,500     $      10.13
                                                    ===========     ============

The following table summarizes information about stock options outstanding at December 31, 2002:

                                             Weighted
                                              Average
                                 Weighted    Remaining                  Weighted
                                 Average    Contractual                 Average
Range of                         Exercise      Life                     Exercise
Exercise Prices    Outstanding    Price     (in years)    Exercisable    Price
----------------   -----------   --------   -----------   -----------   --------
$        10.00          63,500   $  10.00           5.1        31,750   $  10.00
 12.50 - 13.25          15,000      12.96           6.2         6,000      12.96
  7.50 - 10.50          34,000       9.42           7.4         9,900       9.42
  7.25 -  7.75           3,500       7.61           8.5           900       7.72
         10.00           1,500      10.00           9.8           150      10.00
                   -----------   --------   -----------   -----------   --------
Total                  117,500   $  10.15                      48,700   $  10.20
                   ===========   ========                 ===========   ========

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE L - STOCKHOLDERS EQUITY (CONTINUED)

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

The approval of the Comptroller of the Currency is required for national banks to pay dividends in excess of earnings retained in the current year plus retained net profits for the preceding two years. As of December 31, 2002, no amount was available for distribution to the Company as dividends without prior regulatory approval.

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

                                           Capital to risk-
                                           weighted assets
                                           ----------------    Tier 1 capital
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

The Company was considered well capitalized as of December 31, 2002 and 2001.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE L - STOCKHOLDERS EQUITY (CONTINUED)

Management is not aware of any events or circumstances that have occurred since year-end that would change the Company's capital category.

At December 31 actual capital levels and minimum required levels were as follows (in thousands):

                                                                    Minimum
                                                                 Required To Be
                                                                      Well
                                                  Minimum         Capitalized
                                                  Required        Under Prompt
                                                For Capital        Corrective
                                                  Adequacy           Action
                                 Actual           Purposes        Regulations
                             --------------    --------------    --------------
                             Amount   Ratio    Amount   Ratio    Amount   Ratio
                             ------   -----    ------   -----    ------   -----
2002
TOTAL CAPITAL (TO RISK
    WEIGHTED ASSETS)
      CONSOLIDATED           $9,726   12.93%   $6,523    8.00%   $8,154   10.00%
      BANK                   $8,709   11.58%   $6,523    8.00%   $8,154   10.00%
TIER 1 CAPITAL (TO RISK
    WEIGHTED ASSETS)
      CONSOLIDATED           $8,811   11.72%   $3,262    4.00%   $4,892    6.00%
      BANK                   $7,794   10.37%   $3,262    4.00%   $4,892    6.00%
TIER 1 CAPITAL (TO
    AVERAGE ASSETS)
      CONSOLIDATED           $8,811    8.77%   $3,944    4.00%   $4,929    5.00%
      BANK                   $7,794    7.76%   $3,943    4.00%   $4,929    5.00%

2001
Total capital (to risk
    weighted assets)
      Consolidated           $9,350   14.69%   $5,094    8.00%   $6,367   10.00%
      Bank                   $7,920   12.43%   $5,094    8.00%   $6,367   10.00%
Tier 1 capital (to risk
    weighted assets)
      Consolidated           $8,548   13.42%   $2,547    4.00%   $3,820    6.00%
      Bank                   $7,118   11.18%   $2,547    4.00%   $3,820    6.00%
Tier 1 capital (to
    average assets)
      Consolidated           $8,548    9.18%   $3,726    4.00%   $4,658    5.00%
      Bank                   $7,118    7.64%   $3,726    4.00%   $4,658    5.00%

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE M - OFF-BALANCE SHEET RISK

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include compensating balances, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Most guarantees expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral supporting these commitments for which collateral is deemed necessary is maintained by the Bank.

Credit losses are incurred when one of the parties fails to perform in accordance with the terms of the contract. The Banks' exposure to off-balance sheet credit risk is represented by the contractual amount of the commitments to extend credit and standby letters of credit. At December 31, 2002 and 2001, the Bank had commitments of approximately $16,141,000 and $12,498,000, respectively, for undisbursed portions of loans in process and unused portions of lines of credit. Commitments under standby letters of credit aggregated approximately $26,000 and $25,000 at December 31, 2002 and 2001, respectively.

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE N - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table presents the estimates of fair value of financial instruments as of December 31:

                                                                  2002
                                                       -------------------------
                                                                      ESTIMATED
                                                        CARRYING        FAIR
                                                         AMOUNT         VALUE
                                                       -----------   -----------
Financial assets:
    Cash and cash equivalents                          $ 8,053,266   $ 8,053,266
    Securities available for sale
        and restricted securities                       14,205,049    14,205,049
    Net loans                                           71,104,240    68,752,690
    Accrued interest receivable                            361,293       361,293
Financial liabilities:
    Deposits                                            88,424,149    86,203,218
    Accrued interest payable                                49,227        49,227
Off-Balance Sheet Credit Risk:
    Commitments to extend credit                        16,141,000    16,141,000
    Standby letters of credit                               26,000        26,000

                                                                  2001
                                                       -------------------------
                                                                      ESTIMATED
                                                        CARRYING        FAIR
                                                         AMOUNT         VALUE
                                                       -----------   -----------
Financial assets:
    Cash and cash equivalents                          $15,816,844   $15,816,844
    Securities available for sale                       19,108,522    19,108,522
    Net loans                                           54,864,459    63,308,947
    Accrued interest receivable                            406,690       406,690
Financial liabilities:
    Deposits                                            84,817,244    86,378,593
    Accrued interest payable                                72,357        72,357
Off-Balance Sheet Credit Risk:
    Commitments to extend credit                        12,498,000    12,498,000
    Standby letters of credit                               25,000        25,000

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE N - FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

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

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE N - FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

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

NOTE O - GENERAL OPERATING EXPENSES

The following amounts comprise general operating expenses for the years ended December 31:

                                                   2002        2001       2000
                                                ----------   --------   --------
Stationery and supplies                         $   97,972   $109,470   $ 73,263
Telephone                                           92,825     48,678     35,836
Professional and outside service fees              699,317    455,488    364,780
Advertising, marketing and public relations        136,990    120,318     84,870
Professional dues                                   28,929     20,081     22,511
Insurance                                           33,876     32,122     31,467
Automobile                                           7,173      5,161      4,494
Other                                              227,625    156,623    123,958
                                                ----------   --------   --------

Totals                                          $1,324,707   $947,941   $741,179
                                                ==========   ========   ========

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE P - CONDENSED FINANCIAL INFORMATION

The condensed financial information of Tarpon Coast Bancorp, Inc. (parent company only) as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, is as follows:

BALANCE SHEETS

                                                            December 31
                                                     --------------------------
                                                            2002           2001
                                                     -----------    -----------
Assets:
     Investment in and indebtedness of
       subsidiary, at equity                         $ 7,937,784    $ 7,188,603
     Cash and due from banks                           1,015,898      1,428,985
     Other assets                                            893            809
                                                     -----------    -----------
                                                     $ 8,954,575    $ 8,618,397
                                                     ===========    ===========

Liabilities                                          $         0    $         0

Stockholders equity:
     Preferred stock                                           0              0
     Common stock                                         11,821         11,821
     Additional paid-in capital                       10,940,915     10,940,915
     Accumulated deficit                              (2,142,209)    (2,405,150)
     Accumulated other comprehensive income              144,048         70,811
                                                     -----------    -----------
         TOTAL STOCKHOLDERS EQUITY                     8,954,575      8,618,397
                                                     -----------    -----------
                                                     $ 8,954,575    $ 8,618,397
                                                     ===========    ===========

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE P - CONDENSED FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                                                2002           2001           2000
                                             -----------    -----------    -----------
Income:
   Interest on indebtedness of
      Tarpon Coast National Bank             $    24,679    $   106,320    $   128,559
   Interest on investment
      securities and other                             0              0          1,700
                                             -----------    -----------    -----------
         TOTAL INCOME                             24,679        106,320        130,259
                                             -----------    -----------    -----------

Expenses:
   General operating                              37,682         32,151         29,303
                                             -----------    -----------    -----------
         TOTAL EXPENSES                           37,682         32,151         29,303
                                             -----------    -----------    -----------
         INCOME FROM OPERATIONS BEFORE
         INCOME TAXES AND EQUITY IN
         UNDISTRIBUTED NET INCOME (LOSS)
         OF SUBSIDIARIES                         (13,003)        74,169        100,956

Income taxes                                           0              0              0
                                             -----------    -----------    -----------
         INCOME (LOSS) BEFORE EQUITY IN
         UNDISTRIBUTED NET INCOME (LOSS)
         OF SUBSIDIARIES                         (13,003)        74,169        100,956

Equity in undistributed net income (loss )
   of subsidiaries                               275,944       (421,675)      (520,425)
                                             -----------    -----------    -----------
         NET INCOME (LOSS)                       262,941       (347,506)      (419,469)

Accumulated deficit:
   Beginning of year                          (2,405,150)    (2,057,644)    (1,638,175)
                                             -----------    -----------    -----------

   End of year                               $(2,142,209)   $(2,405,150)   $(2,057,644)
                                             ===========    ===========    ===========

                   TARPON COAST BANCORP, INC. AND SUBSIDIARIES

                           December 31, 2002 and 2001

NOTE P - CONDENSED FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF CASH FLOWS

                                                    2002           2001           2000
                                                 -----------    -----------    -----------
CASH FLOWS FROM OPERATING
ACTIVITIES
   Net income (loss)                             $   262,941    $  (347,506)   $  (419,469)
   Adjustments to reconcile net income (loss)
   to net cash provided by (used in) operating
   activities:
      Equity in undistributed net (income)
        loss of subsidiaries                        (275,944)       421,675        520,425
      (Increase) decrease in other assets                (84)           294            151
                                                 -----------    -----------    -----------
         NET CASH PROVIDED BY (USED IN)
         OPERATING ACTIVITIES                        (13,087)        74,463        101,107
                                                 -----------    -----------    -----------
CASH FLOWS FROM INVESTING
ACTIVITIES
   Investment in subsidiary bank                    (400,000)    (1,200,000)      (600,000)
                                                 -----------    -----------    -----------
         NET CASH USED IN
         INVESTING ACTIVITIES                       (400,000)    (1,200,000)      (600,000)
                                                 -----------    -----------    -----------
CASH FLOWS FROM FINANCING
ACTIVITIES                                                 0              0              0
                                                 -----------    -----------    -----------
         DECREASE IN CASH AND
         CASH EQUIVALENTS                           (413,087)    (1,125,537)      (498,893)
Cash and cash equivalents:
   Beginning of year                               1,428,985      2,554,522      3,053,415
                                                 -----------    -----------    -----------
   End of year                                   $ 1,015,898    $ 1,428,985    $ 2,554,522
                                                 ===========    ===========    ===========

Board of Directors and Stockholders
of Tarpon Coast Bancorp, Inc.
Port Charlotte, Florida

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Tarpon Coast Bancorp, Inc., and its subsidiaries Tarpon Coast National Bank and Tarpon Coast Financial Services, Inc. (collectively, the Company) as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tarpon Coast Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2002 in conformity with U.S. generally accepted accounting principles.


                                        /s/ Hill, Barth & King LLC

                                        Certified Public Accountants

Naples, Florida
January 28, 2003

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

MICHAEL T. EZZELL                       TERRY L. MILLER                      VITO C. BISCEGLIA
Senior Vice-President &                 Senior Vice-President &              Vice-President &
Senior Lending Officer                  Branch Executive                     Branch Executive
for the Bank                            for the Bank                         for the Bank

SIMON L. DENOVA                         ODETTE EMBRY                         PATRICIA A. KUHAR
Vice-President &                        Vice-President &                     Vice-President &
Lending Officer                         Mortgage Department                  Lending Officer
for the Bank                            Manager for the Bank                 for the Bank

JOHN MILONE                             JOHN J. PAPPA
Vice-President & Investment             Vice-President &
Services Manager, Tarpon Coast          Information Technology
Financial Services, Inc.                Officer for the Bank

CORPORATE COUNSEL                       EXECUTIVE OFFICE                     TRANSFER AGENT
John P. Greeley, Esq.                   1490 Tamiami Trail                   & REGISTRAR
Smith Mackinnon, P.A.                   Port Charlotte, Florida 33948        American Stock Transfer & Trust Co.
255 South Orange Avenue                 Phone 941-629-8111                   6201 15th Avenue
Suite 800                                                                    Brooklyn, New York 11219
Orlando, Florida 32801                  INDEPENDENT ACCOUNTANTS
                                        Hill, Barth & King LLC
                                        3777 Tamiami Trail North
                                        Naples, Florida 34103


                                      36