Form 10KSB, Exhibit 13
period 2003-12-31
TARPON COAST BANCORP INC
filed 2004-03-18
CIK 1048435

                                                                    EXHIBIT 13.1

                       2003 Annual Report to Shareholders

                                                                               .
                                                                               .
                                                                               .

                               TABLE OF CONTENTS

                                                    PAGE
LETTER TO SHAREHOLDERS AND FRIENDS                    1

SELECTED FINANCIAL DATA                               2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS         3

MARKET FOR COMMON STOCK                               9

CONSOLIDATED BALANCE SHEETS                          10

CONSOLIDATED STATEMENTS OF OPERATIONS                11

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY      12

CONSOLIDATED STATEMENTS OF CASH FLOWS                13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           14

INDEPENDENT AUDITORS' REPORTS                        32

CORPORATE INFORMATION                                34

ANNUAL MEETING

The Annual Meeting of Shareholders will
be held on Monday, April 26, 2004 at
5:00 P.M. at the Best Western Waterfront
Hotel in Punta Gorda, Florida

ABOUT THE COVER: The cover to this year's annual report is a screen shot of your Company's new internet banking website. The web address is www.tarponcoastbank.com.

TO OUR SHAREHOLDERS AND FRIENDS:

2003 proved to be a breakthrough year for your Company; one that resulted in record earnings and saw sustained growth in our core banking and other income generating activities. Our strategic initiative, designed to permit the Company to continue to maximize its potential for growth and critical mass, continues to produce record levels of assets, income and earnings.

The continuing energy and dedication of our boards of directors, management and superior staff has allowed us to provide and expand on our innovative products and services while at all times delivering superior levels of service. The success of this philosophy is borne out by our accomplishments to date. In the five and one half years since the Bank opened, your Company has achieved total assets of $122 million, attracting over $112 million in customer funds, and generating $110 million in net loan commitments outstanding of which $84 million had been funded by year-end. We firmly believe this to be a strong indicator of how our concept of commitment to customer service and community continues to be embraced in our markets.

Among the many achievements attained in 2003 were the following:

-        Total assets grew by $23.8 million or 24% for the year.

-        Earning assets also grew 24% to $107.6 million.

- In spite of the interest rate markets encountered in 2003, net interest margins continued to improve to 4.44% for the year.

- Non-performing assets were reduced from $811,000 a year ago to $227,000 or less than two-tenths of one percent of total assets.

Most noteworthy was an increase in pre-tax earnings, improving from $111,000 in 2002 to $749,000 in 2003, an increase of 575%. When coupled with the recovery of previously unrecognized deferred tax benefits of $423,000 for the year, net income improved to $1,172,000. The improvement in earnings resulted from a number of factors.

First and foremost, your Company continued to grow its asset base in order to cover its cost structure by increasing average earning assets by 24% over last year. This contributed approximately $569,000 to earnings over 2002.

The Company also saw improvement in its margins, which continued to see marginal increases from 4.34% in 2002 to 4.44% in 2003, contributing another $96,000 in earnings over that reported in 2002. This improvement in margins was significant when considering the rate environment your Company confronted during the year and is a strong indicator of its ability to manage its margins in response to extraordinary market rate conditions.

Your Company continued to focus substantial attention on expanding and extending its service and product offerings to enhance non-interest income. Recognizing the demand for refinancing residential loans was still largely in place in 2003, the Company continued its commitment to its residential lending activities. Largely as a consequence, fees from the origination and sale of residential loans on the secondary market improved from $619,000 in 2002 to $742,000 in 2003.

As previously discussed, net income for 2003 was also favorably impacted by the recognition of deferred tax benefits. It is important to note that all deferred tax benefits have been fully recognized at year-end and, accordingly, net income in future periods will reflect tax provisions at rates of tax proportionate with statutory rates applied to pre-tax earnings.

Lastly, we are pleased to announce plans to open our fourth full-service banking center to be located in the City of Punta Gorda, Florida. We anticipate opening in a modular banking facility in the second quarter of 2004 while the permanent facility is being readied.

We encourage you to read the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this report and the related financial statements for more details on the overall financial performance of the Company.

As always, we encourage you to attend our Annual Shareholders' Meeting, which will be held on Monday, April 26, 2004 at 5:00 P.M. at the Best Western Waterfront Hotel, Punta Gorda, Florida. Once again, this is an opportunity for us to showcase the Company and the Bank, answer any questions you may have, celebrate our accomplishments, and rededicate ourselves to similar efforts for the ensuing year.

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

Sincerely,

/s/ Lewis S. Albert                                     /s/ Todd H. Katz
Lewis S. Albert                                         Todd H. Katz
Chairman &                                              Vice Chairman
Chief Executive Officer                                 & President

SELECTED FINANCIAL DATA

The selected financial data of the Company presented below as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 have been derived from consolidated financial statements of the Company. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto.

                                                                               As of and for the
                                                                            Years Ended December 31,
                                                                            ------------------------
                                                                             (Dollars in Thousands,
                                                                             Except Per Share Data)
                                                                 Percentage
                                                                  Change
                                                        2003     from 2002    2002       2001       2000       1999
                                                      --------   ----------  -------   --------    -------    -------
SUMMARY OF FINANCIAL CONDITION:
Total assets                                          $122,557      24.1%    $98,764   $ 95,374    $63,769    $44,104
Total cash and cash equivalents                         12,464      54.8%      8,053     15,817      4,878      2,225
Investment securities                                   20,437      49.6%     13,638     18,655     10,118      9,468
Loans receivable, net of allowance for loan losses      82,701      16.3%     71,104     54,864     43,679     28,936
Total deposits                                         111,952      26.6%     88,424     84,817     51,100     29,485
Total shareholders' equity                               9,898      10.5%      8,955      8,618      8,885      9,125
Average shareholders' equity                             9,439       6.2%      8,890      8,964      9,009      9,636
Average total assets                                   114,053      15.7%     98,589     80,310     53,423     34,967

SUMMARY OF OPERATING RESULTS:
Total interest and dividend income                       6,067       4.2%      5,823      5,398      3,727      2,163
Total interest expense                                   1,598     (20.9%)     2,019      2,570      1,742        948
Net interest income                                      4,469      17.5%      3,804      2,828      1,985      1,215
Provision for loan losses                                  213      (5.3%)       225        384        155        350
Total non-interest income                                1,722      14.0%      1,510        844        201         84
Total non-interest expense                               5,229       5.0%      4,978      3,636      2,450      1,763
Income (loss) before income taxes                          749     574.8%        111       (348)      (419)      (814)
Income tax benefit (expense)                               423     178.3%        152          -          -          -
Net income (loss)                                        1,172     345.6%        263       (348)      (419)      (814)

SUPPLEMENTAL DATA:
Return on average total assets                            1.03%    281.5%       0.27%     (0.43)%    (0.79)%    (2.33)%
Return on average shareholders' equity                   12.42%    319.6%       2.96%     (3.88)%    (4.66)%    (8.45)%
Net interest rate spread (1)                              3.92%      1.6%       3.86%      3.52%      3.71%      3.48%
Net yield on average interest-earning assets (2)          4.44%      2.3%       4.34%      3.96%      4.25%      4.01%
Net interest income to operating expenses (3)            85.47%     11.8%      76.42%     77.78%     81.00%     68.94%
Average shareholders' equity to average total assets      8.28%     (8.2%)      9.02%     11.16%     16.86%     27.56%
Average interest-earning assets to
     average interest-bearing liabilities               1.12:1      (1.8%)    1.14:1     1.16:1     1.24:1     1.40:1
Non-performing assets to total assets                     0.19%    (76.8%)      0.82%      0.95%      0.18%         -
Non-performing loans to total loan receivable             0.27%    (76.1%)      1.13%      1.63%      0.26%         -
Allowance for loan losses to total loans receivable       1.20%     (5.5%)      1.27%      1.44%      1.23%      1.55%
Allowance for loan losses to
     non-performing loans receivable                    4.43:1     292.0%     1.13:1     0.88:1     4.83:1          -
Basic earnings (loss) per common share                $    .99     350.0%    $   .22   $   (.29)   $  (.35)   $  (.69)
Diluted earnings (loss) per common share              $    .97     340.9%    $   .22   $   (.29)   $  (.35)   $  (.69)
Dividends declared per share                                 -         -           -          -          -          -
Book value per share                                  $   8.37      10.6%    $  7.57   $   7.29    $  7.52    $  7.88
Number of full-service offices                               3         -           3          3          2          2

(1) Rate earned on average total assets less the rate paid on average total liabilities.

(2)      Net interest income divided by average interest earning assets.

(3)      Operating expenses consist of operating expenses, less income tax.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Details regarding the Company's financial performance are presented in the following discussion, which should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Report.

INTRODUCTION

Tarpon Coast Bancorp, Inc. (the "Company"), a Florida Corporation, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Tarpon Coast National Bank (the "Bank") operates under a national bank charter and provides a full range of commercial banking services from three full-service banking facilities and a residential mortgage center located in Charlotte and Sarasota Counties, Florida. As a national bank, it is subject to the regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. During 2000, the Company organized Tarpon Coast Financial Services, Inc., which engages in the sale of insurance and investment products as provided by the enactment of the Gramm-Leach-Bliley Act of 1999.

OVERVIEW

In evaluating Company's financial condition and operating results, management is primarily concerned with the management of its net interest margins; both under current and anticipated market rate environments, together with the corresponding need to manage its liquidity and capital needs. In this regard, management utilizes an asset/liability management process to analyze the impacts of potential interest rate scenarios on its interest-sensitive assets and liabilities as more fully described under the caption "INTEREST SENSITIVITY" that follows. By applying various scenarios, management can anticipate the effects of changing rate environments on the amount and timing such changing rates may have on the Company's profitability as well as the impact actions taken to maximize its earnings may have on its liquidity as more fully discussed under the caption "CAPITAL RESOURCES AND LIQUIDITY" that appears below.

The following is a tabular analysis of the net interest earnings of the Company for the years indicated to assist in the understanding of the year-to-year comparative discussion that follows this section.

2003

                                       Average     Interest
      Assets                           Amount       Earned    Yield
      ------                           ------       ------    -----
Investment Securities               $ 17,082,000  $  794,000  4.65%

Federal Funds Sold                     4,029,000      42,000  1.03%
Net Loans                             79,622,000   5,231,000  6.57%
                                    ------------  ---------

Total Earning Assets                $100,733,000  $6,067,000  6.02%
                                    ============  ==========

                                       Average     Interest
     Liabilities                       Amount       Earned    Yield
     -----------                       ------       ------    -----
Savings Deposits                    $ 25,099,000  $  360,000  1.43%
Time Deposits                         32,936,000     897,000  2.72%
Other Interest Bearing Deposits       29,775,000     323,000  1.09%
Other Borrowings                       2,074,000      18,000  0.88%
                                    ------------  ----------

Total Interest Bearing Liabilities  $ 89,884,000  $1,598,000  1.78%
                                    ============  ==========

Net Interest Margin                                           4.44%

2002

                                       Average     Interest
      Assets                           Amount       Earned    Yield
      ------                           ------       ------    -----
Investment Securities               $ 16,532,000  $  979,000  5.92%
Federal Funds Sold                     6,943,000     112,000  1.62%
Net Loans                             64,146,000   4,732,000  7.38%
                                    ------------  ----------

Total Earning Assets                $ 87,621,000  $5,823,000  6.65%
                                    ============  ==========

                                       Average     Interest
     Liabilities                       Amount       Earned    Yield
     -----------                       ------       ------    -----
Savings Deposits                    $ 14,471,000  $  293,000  2.02%
Time Deposits                         29,596,000   1,175,000  3.97%
Other Interest Bearing Deposits       31,250,000     534,000  1.71%
Other Borrowings                       1,857,000      17,000  0.93%
                                    ------------  ----------

Total Interest Bearing Liabilities  $ 77,174,000  $2,019,000  2.62%
                                    ============  ==========

Net Interest Margin                                           4.34%

Another significant management issue involves the credit quality of the Company's loan portfolio, reflecting its assessment of the portfolio's ability to perform both under the credit terms considered necessary to provide for safety and soundness of its capital resources and liquidity as well as changing economic conditions. In this respect, key indicators include the amount and nature of net charge-offs in any reporting period, the extent and nature of past-due and non-accruing accounts, together with current and changing economic conditions on the portfolio's ultimate ability to perform. Management of this process includes establishing and monitoring credit standards to be used in underwriting loan requests, assessing the historical implications of net charge-off, non-performing or past due accounts on the quality of its credit standards, and assessing how economic conditions may impact future defaults. The Company also regularly reviews significant lending relationships in an effort to identify potential problem loans that may pose a possible to the Company. This process culminates in establishing an Allowance for Loan Losses that considers all of the consequences discussed above, providing an estimate of those amounts that management considers may ultimately prove to be uncollectible. While much of this process is subject to estimate and judgment, loss histories, portfolio performance and an abundance of industry data are significant in its determination.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Please refer to "SELECTED FINANCIAL DATA" that precedes this discussion for a tabular analysis of financial information between fiscal periods.

FINANCIAL CONDITION

During the year ended December 31, 2003, the Company experienced continued growth in assets, loans and deposits. During the year, total assets grew by $23.8 million to $122,557 million. This increase was funded through the attraction of customer deposit funds (including retail repurchase agreement balances) of $23.3 million during the year, ending with aggregate balances of $112.6 million at December 31, 2003. These funds were principally used to fund net loan demand of $11.7 million, increasing loan balances outstanding at December 31, 2003 to $83.7 million. Investment securities increased $6.8 million to $20.4 million. The Company's remaining liquidity at December 31, 2003, less current cash reserve requirements, was invested in overnight federal funds sold of $4.4 million. Total earning assets rose $21.0 million or 24% to $107.6 million. Premises and equipment increased $468,000, net of depreciation, during the year to $5.3 million, principally as a result of site acquisition costs of $728,000 for the expansion of the Bank's operations into the Punta Gorda, Florida market where it will establish its fourth full-service banking center in 2004.

RESULTS OF OPERATIONS

Interest income improved from $5,823,000 in 2002 to $6,067,000 in 2003. The yield on average earning assets for 2003 was 6.02% compared to 6.65% in 2002. Interest and fees on net loans for 2003 was $5,231,000 (average yield of 6.57%) compared to $4,732,000 in 2002 (average yield of 7.38%). Interest on investment securities decreased from $979,000 in 2002 (average yield of 5.92%) to $794,000 in 2003 (average yield of 4.65%). Interest on Federal Funds Sold and other short-term investments decreased from $112,000 in 2002 (average yield of 1.62%) to $42,000 in 2001 (average yield of 1.03%). Volume variances between the two years contributed $1,128,000 to interest income while corresponding rate variances reduced interest income by $884,000.

Interest expense decreased from $2,019,000 in 2002 to $1,598,000 in 2003. Interest on deposit accounts amounted to $1,580,000 in 2003 (average rate of 1.55%) compared to $2,002,000 in 2002 (average rate of 2.29%). Interest expense on customer repurchase agreements for 2003 was $18,000 (average rate of 0.88%) compared to $17,000 in 2002 (average rate of 0.93%). The rate paid on all interest bearing accounts decreased from 2.62% in 2002 to 1.78% in 2003. Volume variances between the two years increased interest expense by $270,000 while rate variances reduced interest expense by $691,000.

The declines in yields earned on interest-earning assets and paid on interest-bearing funds are reflective of the continuing low rate environment driven by the aggressive rate cutting posture maintained by the Federal Reserve since 2001 and into 2003.

The Company's net interest margin for 2003 was 4.44% compared to 4.34% in 2002. This modest improvement is a result the Bank generating larger savings from decreasing rates paid on interest-bearing funds than income given up from declining yields on interest-earning assets. For the year, volume variances contributed $569,000 to net interest income and rate variances added another $96,000, increasing net interest income by $665,000 or 17% over 2002 levels.

A tabular analysis of the changes in average balances (volume) and rates on interest income, interest expense and net interest income, between 2003 and 2002 is as follows.

                             Year Ended December 31,
                              2003 Compared to 2002
                           Increase (Decrease) Due to

                                 Volume        Rate       Change
                                 ------        ----       ------
Interest earned on:
Investment securities          $   33,000   $ (217,000)  $(184,000)
Federal funds sold                (47,000)     (24,000)    (71,000)
Net loans                       1,142,000     (643,000)    499,000
                               ----------   ----------   ---------

Total interest income          $1,128,000   $ (884,000)  $ 244,000
                               ==========   ==========   =========

Interest paid on:
Savings deposits                  215,000     (148,000)     67,000
Other deposits                     53,000     (542,000)   (489,000)
Borrowings                          2,000       (1,000)      1,000
                               ----------   ----------   ---------

Total interest expense         $  270,000   $ (691,000)  $(421,000)
                               ==========   ==========   =========

Change in net interest income  $  569,000   $   96,000   $ 665,000
                               ==========   ==========   =========

Non-interest income for 2003 increased to $1,722,000 from $1,510,000 in 2002. Non-interest income for the year includes fee income from residential secondary market activities of $742,000 ($619,000 for 2002) and commission and fee income from the sales of insurance and investment products of $575,000 ($517,000 for 2002). These increases reflect the Bank's continuing emphasis on expanding its products and services, particularly its residential lending activities to take advantage of the refinancing opportunities arising from the current rate environment. An active refinancing market has aided fee income from residential secondary market activities over the last two years, the demand for which is expected to decline as rates rise and the potential market for refinancing becomes saturated. This condition is not anticipated to have a material adverse impact, as most expenses associated with this activity are incremental and direct in nature. The balance of the increase in non-interest income is generally consistent with the Bank's growth in customer volume and resultant fee activities.

Total non-interest expenses increased from $4,978,000 in 2002 to $5,229,000 in 2003. Salaries and benefits expense represented the area of greatest change, increasing from $2,841,000 in 2002 to $3,090,000 in 2003. Full-time equivalent employees increased from 53 at December 31, 2002 to 56 at December 31, 2003, in response to the increase in the volume of customer relationships. Total assets per employee were $2,189,000 at December 31, 2003 compared to $1,863,000 at December 31, 2002 and include those employees involved principally in the generation of commission and fee income. Changes in all other expense categories were not significant, as the growth in the Company's assets has permitted it to leverage into its cost structure. Aggregate operating expenses to average assets were to 4.58 % for 2003 compared to 5.05% in 2002.

The provision for loan losses decreased to $213,000 in 2003 from $225,000 in 2002. The provision has been established based on the Bank's loss experience together with its assessment of the potential impacts of current economic conditions on the credit quality of the portfolio, including the analysis of potential problem credits for impairment, supplemented with peer industry loss data of comparably sized and positioned commercial banks.

Net income for 2003 was favorably impacted by the recognition of $423,000 in deferred tax benefits reflecting the Company's potential for the realization of net operating loss carry-forward benefits in future periods. As all deferred tax benefits have been fully recognized at December 31, 2003, the Company's results of operations in future periods will reflect a tax provision, having the effect of providing taxes on income at rates of tax proportionate with statutory rates.

LOAN PORTFOLIO

Management believes that general economic conditions in the Company's operating area, including the real estate market, continue to remain stable due to the growth in the area's population and demand for property and services. Accordingly, the Company experienced continued demand for consumer and commercial financing in 2003 as net loans increased $11.6 million or 16% to $82.7 million at December 31, 2003. Unfunded loan commitments outstanding at December 31, 2003 aggregated $27.8 million. At December 31, 2003, commercial and industrial loans comprised 46.3% of total loans; residential real estate loans comprised 38.5%; lines of credit comprised 5.5%; and consumer loans comprised 9.7%.

It is the Company's policy to cease the accrual of interest on any loan that is past due 90 or more days as to principal or interest payments, or more currently if it is determined that the loan will not perform under its terms. Interest income on non-accruing loans is recognized on a cash basis. At December 31, 2003, the Company had $227,000 in non-accruing loans, comprised of two residential real estate relationships. During 2003, the aggregate amount of interest income that would have been recorded had these loans been accruing interest was $12,786, while amounts recorded as interest income on these loans aggregated $2,108 for the year. At December 31, 2003 the Company had no other loans contractually past due 90 or more days and had no loans that represented troubled debt restructurings.

DEPOSITS

Total deposits increased $23.5 million to $111.9 million at December 31, 2003. During 2003, interest bearing deposits increased 26% to $94.7 million while non-interest bearing deposits increased 29% to $17.3 million. At December 31, 2003, time deposits represented 27.8% of total deposits, other interest bearing deposits were at 54.5%, and non-interest bearing balances were 17.7%. In addition, at December 31, 2003, the Company had $624,000 in customer repurchase agreements outstanding.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

FINANCIAL CONDITION

For the year ended December 31, 2002, the Company experienced modest growth in assets and deposits while aggressively growing its loan portfolio to take advantage of its substantial liquidity position from the preceding year-end. During the year, total assets grew by $3.4 million or 4% to $98.8 million. This increase was funded through the attraction of customer deposit funds (including retail repurchase agreement balances) of $2.8 million during the year, ending with aggregate balances of $89.2 million at December 31, 2002. These funds, together with available liquidity of approximately $13 million were principally used to fund an increase in loans outstanding of $16.3 million or 29%, bringing aggregate balances outstanding at December 31, 2002 to $72 million. Investment securities decreased $5 million to $13.6 million to fund the increase in the loan portfolio. The Company's remaining liquidity at December 31, 2002, less current cash reserve requirements, was invested in overnight federal funds sold of $1.8 million. Premises and equipment decreased $220,000 during the year to $4.8 million. Total earning assets rose $2.9 million to $86.6 million.

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

Interest expense decreased from $2,570,000 in 2001 to $2,019,000 in 2002. Interest on deposit accounts amounted to $2,002,000 in 2002 (average rate of 2.29%) compared to $2,484,000 in 2001 (average rate of 3.64%). Interest expense on customer repurchase agreements for 2002 was $17,000

(average rate of 0.93%) compared to $86,000 in 2001 (average rate of 3.12%). The rate paid on all interest bearing sources decreased from 4.17% in 2001 to 2.62% in 2002. Volume variances between the two years increased interest expense by $652,000 while rate variances reduced interest expense by $1,203,000.

The Company's net interest margin for 2002 was 4.34% compared to 3.96% in 2001. The increase is attributable to the favorable impacts from the re-pricing of interest-sensitive liabilities over interest-sensitive earning assets in a declining rate environment. For the year, volume variances contributed $641,000 to net interest income and rate variances added another $335,000, increasing net interest income by $976,000 or 34% over 2001.

A tabular analysis of the changes in average balances (volume) and rates on interest income, interest expense and net interest income, between 2002 and 2001 is as follows.

                             Year Ended December 31,
                              2002 Compared to 2001
                           Increase (Decrease) Due to

                                 Volume        Rate       Change
                                 ------        ----       ------
Interest earned on:
Investment securities          $  283,000  $   (53,000)  $ 230,000
Federal funds sold                (55,000)    (125,000)   (180,000)
Net loans                       1,135,000     (760,000)    375,000
                               ----------  -----------   ---------

Total interest income          $1,363,000  $  (938,000)  $ 425,000
                               ==========  ===========   =========

Interest paid on:
Savings deposits                  146,000     (187,000)    (41,000)
Other deposits                    534,000     (975,000)   (441,000)
Borrowings                        (28,000)     (41,000)    (69,000)
                               ----------  -----------   --------

Total interest expense         $  652,000  $(1,203,000)  $(551,000)
                               ==========  ===========   =========

Change in net interest income  $  641,000  $   335,000   $ 976,000
                               ==========  ===========   =========

Non-interest income for 2002 increased to $1,510,000 from $844,000 in 2001. Non-interest income for the year includes fee income from residential secondary market activities of $619,000 ($220,000 for 2001) and commission and fee income from the sales of insurance and investment products of $517,000 ($388,000 for 2001). These increases reflect the Bank's continuing emphasis on expanding its products and services, particularly its residential lending activities to take advantage of the refinancing opportunities arising from the current rate environment. The balance of the increase in non-interest income is generally consistent with the Bank's growth in customer volume and resultant fee activities.

Total non-interest expenses increased from $3,636,000 in 2001 to $4,978,000 in 2002. Salaries and benefits expense represented the area of greatest change, increasing from $2,057,000 in 2001 to $2,842,000 in 2002. Full-time equivalent employees increased to 53 at December 31, 2002 from 47 at December 31, 2001 of which 7 positions were added during the second half of 2001 in response to the expansion into new services and banking offices. Total assets per employee were $1,863,000 at December 31, 2002 compared to $2,032,000 at December 31, 2001. The increase in premises and equipment expense results principally from the incremental expenses associated with the Bank having opened its third full-service banking facility in Englewood, Florida in August 2001. Aggregate operating expenses to average assets were 5.05 % for 2002 compared to 4.52% in 2001.

The provision for loan losses decreased to $225,000 in 2002 from $384,000 in 2001. As the Bank has limited historical loss experience, the provision has been established based principally on loss histories of comparably sized and positioned banking institutions, adjusted for current economic and demographic conditions. In this regard, during the fourth quarter of 2001 the Company recorded an additional provision of $160,000 in response to the potential for increase in the credit risk of its loan portfolio precipitated by the economic environment.

Net income for 2002 was favorably impacted by the recognition of $152,000 in deferred tax benefits reflecting the Company's potential for the realization of net operating loss carry-forward benefits in future periods.

LOAN PORTFOLIO

The Company experienced continuing demand for consumer and commercial financing in 2002 as net loans increased $16.2 million or 29% to $71.1 million at December 31, 2002. Unfunded loan commitments outstanding at December 31, 2002 aggregated $16.1 million. At December 31, 2002, commercial and industrial loans comprised 51.4% of total loans; residential real estate loans comprised 40.7%; lines of credit comprised 3.3%; and consumer loans comprised 4.6%. Commercial lending activity is focused on commercial real estate term loans and seasonal working capital loans. The Company generally does not seek to purchase or participate in loans of other institutions due to the adequacy of demand in its operating area.

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

DEPOSITS

Total deposits increased $3.6 million to $88.4 million at December 31, 2002. During 2002, interest-bearing deposits increased $3.4 million to $75 million while non-interest bearing deposits increased $1.2 million to $13.4 million. At December 31, 2002, time deposits represented 33% of total deposits, other interest bearing deposits were at 52%, and non-interest bearing balances were 15%. At December 31, 2002, the Company had $809,000 in customer repurchase agreements outstanding.

CAPITAL RESOURCES AND LIQUIDITY

Management of the Company has developed a strategic initiative that provides for the expansion of its banking operations into new primary service areas, as well as continued expansion of its market share in its existing market. In this regard, certain initial outlays are required to fund the opening of branch facilities, including investment in premises and equipment, staffing and promotional activities. While it is anticipated that interest income will increase commensurate with interest expense as deposits and loans continue to increase, non-interest expenses will generally be disproportionately higher until such time as the volume of deposits and earning assets generate net interest income and service fees sufficient to cover these costs. Management's philosophy in each instance of expansion is to attract loan and deposit relationships through the offering of competitive rates, terms and service convenience.

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

Consistent with the objective of operating a sound financial organization, the Company maintains high capital ratios. Regulatory agencies including the Office of the Comptroller of the Currency and the Federal Reserve Bank have approved guidelines for a risk-based capital framework that makes capital requirements more sensitive to the risks germane to each individual institution. In order to be deemed well-capitalized under the guidelines, the Company must maintain a Tier 1 risk-based capital ratio of at least 6%, a total risk-based capital ratio of 10% and a leverage capital ratio of 5%. At December 31, 2003, the Company's Tier I risk-based capital ratio was 11.49%, total risk-based capital ratio was 12.16% and the leverage capital ratio was 8.15%.

The Company's ability to satisfy demands for credit, deposit withdrawals and other corporate needs depends on its level of liquidity. The Company utilizes several means to manage its liquidity. Traditionally, increases in deposits are sufficient to provide adequate levels of liquidity; however, if needed, the Company has $4.5 million in credit facilities available from correspondent banks, outlets for the sale of loans from its portfolio and investment securities that could be liquidated if necessary. While the Company has had limited need to utilize these sources of liquidity, it continues to maintain their availability on a contingent basis.

INTEREST SENSITIVITY

The following is a combined maturity and repricing analysis of rate-sensitive assets and liabilities as of December 31, 2003.

                                           0-90        91-365      OVER
                                           DAYS         DAYS      1 YEAR      TOTAL
                                           ----         ----      ------      -----
                                                    (Dollars in Thousands)
Interest Earning Assets:
     Federal Funds Sold                 $    4.425   $       -   $       -   $  4,425
     Investment Securities                       8         233      20,196     20,437
     Loans                                  16,554       9,103      58,051     83,708
                                        ----------   ---------   ---------   --------
         Total Interest Earning Assets      20,987       9,336      78,247    108,570
                                        ----------   ---------   ---------   --------
Interest Bearing Liabilities                70,940      16,190       8,167     95,297
                                        ----------   ---------   ---------   --------
Excess (Deficiency) of Rate
     Sensitive Assets Less Rate
     Sensitive Liabilities              $  (49,953)  $  (6,854)  $  70,080   $ 13,273
                                        ==========   =========   =========   ========
Excess (Deficiency) as a
     Percentage of Earning Assets           -46.01%      -6.31%      64.55%     12.23%
Cumulative Excess (Deficiency)          $  (49,953)  $ (56,807)  $  13,273
                                        ==========   =========   =========
Cumulative Excess (Deficiency)
     As a Percentage of
     Earning Assets                         -46.01%     -52.32%      12.23%

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

At December 31, 2003, the Company had $30.3 million in interest-sensitive assets compared to $87.1 million in interest-sensitive liabilities (of which $61.9 million are considered core deposits) that will mature or reprice within a year.

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

Management believes that the current balance sheet structure of interest-sensitive assets and liabilities does not represent a material risk to earnings or liquidity in the event of a change in market rates. However, a precipitous increase in market rates could, for the near term, lead to net interest margin compression.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company's Common Stock was held by 655 registered holders of record as of March 8, 2004 and is quoted on the OTC Bulletin Board under the symbol "TCBA." To date there has been no regular and liquid market for the common stock, and there can be no assurance that a regular and liquid trading market will develop in the foreseeable future.

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

                        Per Share
                        Bid Prices
                -----------------------
                 High             Low
                 ----             ---
2003
1st Quarter     $10.50           $10.00
2nd Quarter     $10.65           $10.20
3rd Quarter     $14.00           $10.25
4th Quarter     $14.50           $12.75

2002
1st Quarter     $ 8.60           $ 8.00
2nd Quarter     $11.70           $ 8.60
3rd Quarter     $11.30           $ 9.80
4th Quarter     $10.30           $ 9.25

No cash or other dividends were declared or paid during the years ended December 31, 2003 or 2002. The Company expects that all Company and Bank earnings, if any, will be retained to finance the growth of the Company and the Bank and that no cash dividends will be paid for the foreseeable future.

                           TARPON COAST BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2003 and 2002
               (Dollar amounts in thousands except per share data)

                                                               2003            2002
                                                               ----            ----
ASSETS
Cash and due from financial institutions                    $     8,039     $     6,203
Federal funds sold                                                4,425           1,850
                                                            -----------     -----------
     Cash and cash equivalents                                   12,464           8,053

Securities available for sale                                    20,437          13,638
Loans, net of allowance of $1,007 and $916                       82,701          71,104
Restricted securities                                               668             567
Premises and equipment, net                                       5,320           4,824
Accrued interest receivable and other assets                        967             578
                                                            -----------     -----------

                                                            $   122,557     $    98,764
                                                            ===========     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
     Non-interest bearing                                   $    17,279     $    13,427
     Interest bearing                                            94,673          74,997
                                                            -----------     -----------
         Total deposits                                         111,952          88,424
Repurchase agreements                                               624             809
Accrued interest payable and other liabilities                       83             576
                                                            -----------     -----------
     Total liabilities                                          112,659          89,809

Shareholders' equity
     Preferred stock, no par value; 2,000,000 shares
       authorized; none issued                                        -               -
     Common stock, $.01 par value; 10,000,000 shares
       authorized; 1,182,151 shares issued and outstanding           12              12
     Additional paid-in capital                                  10,941          10,941
     Accumulated deficit                                           (970)         (2,142)
     Accumulated other comprehensive income (loss)                  (85)            144
                                                            -----------     -----------
         Total shareholders' equity                               9,898           8,955
                                                            -----------     -----------

                                                            $   122,557     $    98,764
                                                            ===========     ===========

                             See accompanying notes.

                                                                             10.

                           TARPON COAST BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2003, 2002 and 2001
               (Dollar amounts in thousands except per share data)

                                                          2003            2002           2001
                                                          ----            ----           ----
Interest and dividend income
    Loans, including fees                              $     5,231    $     4,732     $     4,357
    Taxable securities                                         794            979             749
    Federal funds sold and other                                42            112             292
                                                       -----------    -----------     -----------
                                                             6,067          5,823           5,398
Interest expense
    Deposits                                                 1,580          2,002           2,484
    Federal funds purchased and repurchase agreements           18             17              86
                                                       -----------    -----------     -----------
                                                             1,598          2,019           2,570
                                                       -----------    -----------     -----------

NET INTEREST INCOME                                          4,469          3,804           2,828

Provision for loan losses                                      213            225             384
                                                       -----------    -----------     -----------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES          4,256          3,579           2,444

Non-interest income
    Service charges on deposit accounts                        337            284             213
    Secondary market fees                                      742            619             220
    Commissions on sales of investment products                575            517             388
    Net gains on sales of securities                            15              -               -
    Other                                                       53             90              23
                                                       -----------    -----------     -----------
                                                             1,722          1,510             844
Non-interest expense
    Salaries and employee benefits                           3,090          2,841           2,057
    Occupancy and equipment                                    799            812             631
    Outsourcing and professional fees                          694            699             455
    Stationary and supplies                                    113             98             109
    Marketing                                                  127            137             120
    Communications                                              90             93              49
    Other                                                      316            298             215
                                                       -----------    -----------     -----------
                                                             5,229          4,978           3,636
                                                       -----------    -----------     -----------

INCOME (LOSS) BEFORE INCOME TAXES                              749            111            (348)

Income tax benefit                                             423            152               -
                                                       -----------    -----------     -----------

NET INCOME (LOSS)                                      $     1,172    $       263     $      (348)
                                                       ===========    ===========     ===========

Earnings (loss) per share:
    Basic                                              $      0.99    $      0.22     $    (0.29)
    Diluted                                            $      0.97    $      0.22     $    (0.29)

                             See accompanying notes.

                                                                             11.

                           TARPON COAST BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2003, 2002 and 2001
               (Dollar amounts in thousands except per share data)

                                                                                                 Accumulated
                                                                                                    Other
                                                                       Additional                Comprehensive       Total
                                                           Common       Paid-In    Accumulated      Income       Shareholders'
                                               Shares       Stock       Capital      Deficit        (Loss)          Equity
                                               ------       -----       -------      -------        ------          ------
BALANCE AT JANUARY 1, 2001                    1,182,151  $        12  $    10,941  $    (2,057)  $        (10)   $       8,886

Comprehensive income:
   Net income (loss)                                  -            -            -         (348)             -             (348)
   Change in net unrealized gain (loss) on
     securities available for sale, net of
     tax effects                                      -            -            -            -             81               81
                                                                                                                 -------------
         Total comprehensive income                   -            -            -            -              -             (267)
                                              ---------  -----------  -----------  -----------   ------------    -------------

BALANCE AT DECEMBER 31, 2001                  1,182,151           12       10,941       (2,405)            71            8,619

Comprehensive income:
   Net income                                         -            -            -          263              -              263
   Change in net unrealized gain (loss) on
     securities available for sale, net of
     tax effects                                      -            -            -            -             73               73
                                                                                                                 -------------
      Total comprehensive income                      -            -            -            -              -              336
                                              ---------  -----------  -----------  -----------   ------------    -------------

BALANCE AT DECEMBER 31, 2002                  1,182,151           12       10,941       (2,142)           144            8,955

Comprehensive income:
   Net income                                         -            -            -        1,172              -            1,172
   Change in net unrealized gain (loss) on
     securities available for sale, net of
     reclassification and tax effects                 -            -            -            -           (229)            (229)
                                                                                                                 -------------
      Total comprehensive income                      -            -            -            -              -              943
                                              ---------  -----------  -----------  -----------   ------------    -------------

BALANCE AT DECEMBER 31, 2003                  1,182,151  $        12  $    10,941  $      (970)   $       (85)   $       9,898
                                              =========  ===========  ===========  ===========   ============    =============

                             See accompanying notes.

                                                                             12.

                           TARPON COAST BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2003, 2002 and 2001
               (Dollar amounts in thousands except per share data)

                                                           2003            2002           2001
                                                           ----            ----           ----
Cash flows from operating activities
    Net income (loss)                                   $     1,172    $       263     $      (348)
    Adjustments to reconcile net income (loss)
      to net cash from operating activities
       Provision for loan losses                                213            225             384
       Depreciation and amortization                            374            409             335
       Deferred tax benefit                                    (423)          (152)              -
       Net realized (gain) loss on sales of securities          (15)             -               -
       Net change in:
          Other assets                                          153             (1)            (16)
          Accrued expenses and other liabilities               (493)           328             115
                                                        -----------    -----------     -----------
              Net cash from operating activities                981          1,072             470

Cash flows from investing activities
    Available-for-sale securities:
       Sales                                                    517              -               -
       Maturities, prepayments and calls                     13,183         11,928           9,021
       Purchases                                            (20,832)        (6,854)        (17,414)
    Loan originations and payments, net                     (11,809)       (16,469)        (11,619)
    Additions to premises and equipment                        (871)          (139)         (1,154)
    Purchases of restricted securities                         (101)           (64)            (86)
                                                        -----------    -----------     -----------
       Net cash from investing activities                   (19,913)       (11,598)        (21,252)

CASH FLOWS FROM FINANCING ACTIVITIES
    Net change in deposits                                   23,528          3,607          33,717
    Net change in customer repurchase agreements               (185)          (845)         (1,997)
                                                        -----------    -----------     -----------
       Net cash from financing activities                    23,343          2,762          31,720
                                                        -----------    -----------     -----------

Net change in cash and cash equivalents                       4,411         (7,764)         10,938

Beginning cash and cash equivalents                           8,053         15,817           4,879
                                                        -----------    -----------     -----------

ENDING CASH AND CASH EQUIVALENTS                        $    12,464    $     8,053     $    15,817
                                                        ===========    ===========     ===========

Supplemental cash flow information:
    Interest paid                                       $     1,610    $     2,043     $     2,560
    Income taxes paid                                             -              -               -

                             See accompanying notes.

                                                                             13.

                           TARPON COAST BANCORP, INC.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of Tarpon Coast Bancorp, Inc. and its wholly-owned subsidiaries, Tarpon Coast National Bank (the Bank) and Tarpon Coast Financial Services, Inc., together referred to as "the Company". Intercompany transactions and balances are eliminated in consolidation.

The Company provides financial services through its offices in Southwest Florida. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold.

Tarpon Coast Financial Services engages in the sale of insurance and investment products in response to the Gramm-Leach-Bliley Act of 1999 that provided for the repeal of the long-standing separation of the banking, insurance and securities industries. Tarpon Coast Financial Services provides such products as life and disability insurance, annuities, retirement plans, mutual funds as well as stocks and bonds.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Restricted securities such as Federal Home Loan Bank stock are carried at cost.

                                                                             14.

                           TARPON COAST BANCORP, INC.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the

                                                                             15.

                           TARPON COAST BANCORP, INC.

collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreclosed Assets: Assets acquired through or instead of loan foreclosure, if any, are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 33 years. Furniture, fixtures and equipment are depreciated using the straight-line (or accelerated) method with useful lives ranging from 3 to 7 years.

Long-Term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

                                                    2003            2002           2001
                                                    ----            ----           ----
     Net income as reported                      $     1,172    $       263     $      (348)
     Deduct:  Stock-based compensation expense
       determined under fair value based method          (15)            (5)             (3)
                                                 -----------    -----------     -----------

                                                                             16.

                           TARPON COAST BANCORP, INC.

         Pro forma net income (loss)             $     1,157    $       258     $      (351)
                                                 ===========    ===========     ===========

Basic earnings (loss) per share as reported      $       .99    $       .22     $      (.29)
Pro forma basic earnings (loss) per share        $       .97    $       .22     $      (.30)

Diluted earnings (loss) per share as reported    $       .98    $       .22     $      (.29)
Pro forma diluted earnings (loss) per share      $       .96    $       .22     $      (.30)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The pro forma effects are computed using option-pricing models, using the following weighted-average assumptions as of grant date.

                                  2003     2002   2001
                                  ----     ----   ----
Risk-free interest rate           3.47%   3.40%   5.08%
Expected option life in years     6.23    6.99    7.80
Expected stock price volatility  42.77%  40.22%  11.85%
Dividend yield                       -%      -%      -%

Securities Sold Under Agreements to Repurchase: Securities sold under agreements to repurchase are accounted for as a financing and the obligation to repurchase the security sold reflected as a liability in the consolidated balance sheet. The Bank pledges securities in varying amounts to cover its obligation under the agreements.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options and warrants.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

                                                                             17.

                           TARPON COAST BANCORP, INC.

Adoption of New Accounting Standards: During 2003, the Company adopted FASB Statement 143, Accounting for Asset Retirement Obligations, FASB Statement 145, Rescission of FAS Statement 4, 44 and 64, Amendment of FAS Statement 13, and Technical Corrections, FASB Statement 146, Accounting for Costs Associated with Exit or Disposal Activities, FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, FASB Statement 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not materially affect the Company's operating results or financial condition.

                                                                             18.

                           TARPON COAST BANCORP, INC.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $760 and $537 was required to meet regulatory reserve and clearing requirements at year-end 2003 and 2002. These balances do not earn interest.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. The approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus. As of December 31, 2003, the Company cannot pay dividends without appropriate regulatory approval.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

                                                                             19.

                           TARPON COAST BANCORP, INC.

NOTE 2 - SECURITIES

The fair value of securities available for sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

                                            Fair            Gross
                                         Unrealized      Unrealized       Gross
                                           Value           Gains         Losses
                                           -----           -----         ------
2003
    Mortgage-backed and CMO's           $    20,437    $       121     $      (251)
                                        ===========    ===========     ===========

2002
    U.S. Government and federal agency  $     9,455    $       107     $        (1)
    Mortgage-backed                           3,686            120              (3)
    Corporate                                   497              -              (6)
    Other                                         -              -               -
                                        -----------    -----------     -----------

                                        $    13,638    $       227     $       (10)
                                        ===========    ===========     ===========

Sales of available for sale securities were as follows:

                                          2003
                                          ----

Proceeds                                 $  517
Gross gains                                  15
Gross losses                                  -

No security sales occurred during 2002 or 2001.

All securities are mortgage-backed, and therefore do not have a single contractual maturity date. Securities pledged at year-end 2003 and 2002 had a carrying amount of $3,828 and $2,243 and were pledged to secure public deposits and repurchase agreements.

At year-end 2003 and 2002, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

The Company has $10,906 in mortgage-backed and CMO securities with unrealized losses of $251 not recognized in income. The securities are issued by U.S. sponsored enterprises and the losses are believed to be a temporary situation due to market interest rate fluctuations. The securities have been in an unrealized loss position for less than 12 months.

                                                                             20.

                           TARPON COAST BANCORP, INC.

NOTE 3 - LOANS

Loans at year-end were as follows:

                                   2003       2002
                                   ----       ----
Commercial                     $   8,419  $     5,604
Real estate:
    Residential                   31,856       23,424
    Commercial                    30,347       33,580
Consumer                          13,251        9,465
                               ---------  ----------
    Subtotal                      83,873       72,073
Less:  net deferred loan fees        165           53
    Allowance for loan losses      1,007          916
                               ---------  -----------

    Loans, net                 $  82,701  $    71,104
                               =========  ===========

Activity in the allowance for loan losses was as follows.

                              2003           2002           2001
                              ----           ----           ----
Beginning balance          $      916    $       803     $       546
Provision for loan losses         213            225             384
Loans charged-off                (131)          (146)           (135)
Recoveries                          9             34               8
                           ----------    -----------     -----------

    Ending balance         $    1,007    $       916     $       803
                           ==========    ===========     ===========

Impaired loans were as follows.

                                                       2003           2002
                                                       ----           ----
Year-end loans with no allocated allowance
  for loan losses                                  $         -     $         -
Year-end loans with allocated allowance
  for loan losses                                          227             811
                                                   -----------     -----------

                                                   $       227     $       811
                                                   ===========     ===========

Amount of the allowance for loan losses allocated  $        94     $        99

                                                                             21.

                           TARPON COAST BANCORP, INC.

                                                2003    2002   2001
                                                ----    ----   ----
Average of impaired loans during the year     $   807  $  848  $ 979
Interest income recognized during impairment        -       -      -
Cash-basis interest income recognized               -       -      -

Nonperforming loans were as follows:

                                                2003           2002
                                                ----           ----
Loans past due over 90 days still on accrual   $   -           $   -
Nonaccrual loans                                 227             811

NOTE 4 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows.

                                       2003           2002
                                       ----           ----
Land                               $     2,257     $     1,526
Buildings                                2,540           2,540
Furniture, fixtures and equipment        2,060           1,960
                                   -----------     -----------
                                         6,857           6,026
Less:  accumulated depreciation          1,537           1,202
                                   -----------     -----------

                                   $     5,320     $     4,824
                                   ===========     ===========

Depreciation expense was $374, $408 and $335 for 2003, 2002 and 2001.

Rent expense was $46, $41 and $4 for 2003, 2002 and 2001. Rent commitments under noncancelable operating leases were as follows, before considering renewal options that generally are present.

2004                     $    50,078
2005                          36,517
2006                          24,929
2007                               -
2008                               -
Thereafter                         -
                         -----------

                         $   111,524
                         ===========

                                                                             22.

                           TARPON COAST BANCORP, INC.

NOTE 5 - DEPOSITS

Time deposits of $100 thousand or more were $7,446 and $4,183 at year-end 2003 and 2002.

Scheduled maturities of time deposits for the next five years were as follows.

2004             $    25,536
2005                   5,577
2006                       -
2007                       -
2008                       -

NOTE 6 - BENEFIT PLAN

401(k) Plan: A 401(k) benefit plan allows employee contributions up to 15% of their compensation, which are matched equal to 50% of the first 6% of the compensation contributed. Expense for 2003, 2002 and 2001 was $56, $42 and $44.

NOTE 7 - INCOME TAXES

Income tax expense (benefit) was as follows.

                                            2003            2002           2001
                                            ----            ----           ----
Current tax                              $       296    $       188     $        95
Net operating loss carryforward benefit         (296)          (188)              -
Tax valuation allowance                         (611)          (192)              -
Deferred taxes                                   188             40             (95)
                                         -----------    -----------     -----------

                                         $      (423)   $      (152)    $         -
                                         ===========    ===========     ===========

Effective tax rates differ from federal statutory rate of 34% applied to income before income taxes due to the following.

                                                     2003            2002           2001
                                                     ----            ----           ----
Federal statutory rate times financial statement
  income (loss)                                   $       255    $        38     $      (118)
Effect of:
    Change in valuation allowance                        (611)          (192)             95
    Reclassification of deferred tax assets              (108)             -               -
    State taxes, net of federal benefit                    27              4              13
    Other, net                                             14             (2)             10
                                                  -----------    -----------     -----------

                                                  $      (423)   $      (152)    $         -
                                                  ===========    ===========     ===========

                                                                             23.

                           TARPON COAST BANCORP, INC.

Year-end deferred tax assets and liabilities were due to the following.

                                                              2003           2002
                                                              ----           ----
Deferred tax assets:
    Allowance for loan losses                             $       327     $       270
    Net unrealized loss on securities available for sale           44               -
    Deferred loan fees                                             45              43
    Net operating loss carryforwards                              273             503
    Other                                                           -              13
                                                          -----------     -----------
                                                                  689             829
Deferred tax liabilities:
    Depreciation                                                   70              66
    Net unrealized gain on securities available for sale            -              74
                                                          -----------     -----------
                                                                   70             140

Valuation allowance                                                 -            (611)
                                                          -----------     -----------

Net deferred tax asset                                    $       619     $        78
                                                          ===========     ===========

At December 31, 2003, the Company had a tax net operating loss carryforward of approximately $1,424 expiring on various dates through 2023.

NOTE 8 - RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2003 were as follows.

Beginning balance                     $     2,369
New loans and renewals                      3,268
Effect of changes in related parties            -
Repayments                                 (1,689)
                                      -----------

     Ending balance                   $     3,948
                                      ===========

Deposits from principal officers, directors, and their affiliates at year-end 2003 and 2002 were $2,500 and $2,768.

                                                                             24.

                           TARPON COAST BANCORP, INC.

NOTE 9 - WARRANTS AND STOCK OPTIONS

WARRANTS - In connection with its initial offering of common stock, the Company granted to certain organizers of the Company warrants to purchase .34 shares of common stock (at an exercise price of $10.00 per share) for each share purchased by such organizers in the offering.

All warrants issued hereunder are fully vested and expire 10 years from the date of grant. The warrant agreement provide for a call provision in the event the Bank is determined to require additional capitalization under supervisory order, and if not honored when called, will be terminated at that time. The Company has 283,656 warrants outstanding with an average remaining life of 4 years, and has reserved 96,443 shares of its common stock for issuance thereunder.

STOCK OPTIONS - Options to buy stock are granted to directors, officers and employees under the Company's Stock Option Plan, which provides for issue of up to 125,000 options. Exercise price is the market price at date of grant, so there is no compensation expense recognized in the income statement. Options granted expire after 10 years and are exercisable in 10% increments beginning on the date of grant and continuing annually until fully exercisable.

A summary of the activity in the plan is as follows.

                                 2003                           2002                           2001
                                 ----                           ----                           ----
                                       Weighted                       Weighted                      Weighted
                                       Average                        Average                       Average
                                       Exercise                       Exercise                      Exercise
                         Shares         Price          Shares           Price         Shares         Price
                         ------         -----          ------           -----         ------         -----
Outstanding at
  beginning
  of year                117,500     $      10.13      116,000      $      10.15      111,500     $     10.23
Granted                    2,500            10.25        1,500             10.00        4,500            7.61
Exercised                      -                -            -                 -            -               -
Forfeited or expired      (1,000)           10.00            -                 -            -               -
                         -------     ------------      -------      ------------      -------     -----------
Outstanding at
  end of year            119,000     $      10.13      117,500      $      10.13      116,000     $     10.15
                         =======     ============      =======      ============      =======     ===========

Options exercisable
   at year-end            60,100                        48,700                         36,950
                         =======                       =======                        =======

Weighted average
   fair value of
   options granted
   during year              4.32                          4.72                           3.39
                         =======                       =======                        =======

                                                                             25.

                           TARPON COAST BANCORP, INC.

Options outstanding at year-end 2003 were as follows.

                                  Outstanding                 Exerciseable
                         -------------------------------   ------------------
                                   Weighted
                                    Average     Weighted             Weighted
     Range of                      Remaining     Average             Average
     Exercise                     Contractual   Exercise             Exercise
      Prices             Number      Life        Price     Number     Price
      ------             ------      ----        -----     ------     -----
$7.25-$8.10                8,000      5.4      $     7.78   2,750  $    7.79
$9.13-$9.50               26,000        6            9.49  10,400       9.49
$10.00-$10.25             66,500      4.6           10.01  38,050      10.00
$10.50-$12.50              6,000      5.6           11.33   2,650      11.44
$13.00-$13.25             12,500        5           13.05   6,250      13.05
                         -------                           ------

Outstanding at year end  119,000                           60,100
                         =======                           ======

NOTE 10 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2003 and 2002, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                             26.

                           TARPON COAST BANCORP, INC.

Actual and required capital amounts (in millions) and ratios for the Bank are presented below at year-end.

                                                                                         To Be Well
                                                                                       Capitalized Under
                                                                For Capital            Prompt Corrective
                                        Actual               Adequacy Purposes        Action Provisions
                                        ------               -----------------        -----------------
                                 Amount        Ratio        Amount        Ratio     Amount          Ratio
                                 ------        -----        ------        -----     ------          -----
2003
Total Capital to risk
  weighted assets              $  10,127       11.65%     $  6,953        8.00%    $  8,691         10.00%
Tier 1 (Core) Capital to risk
  weighted assets                  9,446       10.87         3,476        4.00        5,214          6.00
Tier 1 (Core) Capital to
  average assets                   9,446        7.71         3,674        4.00        6,124          5.00

2002
Total Capital to risk
  weighted assets              $   8,709       11.58%     $  6,523        8.00%    $  8,154         10.00%
Tier 1 (Core) Capital to risk
  weighted assets                  7,794       10.37         3,262        4.00        4,892          6.00
Tier 1 (Core) Capital to
  average assets                   7,794        7.76         3,943        4.00        4,929          5.00

Banking regulations limit capital distributions by national banks. Generally, capital distributions are limited to undistributed net income for the current and prior two years. At year-end 2003, no amount was available to pay dividends to the holding company without prior regulatory approval.

NOTE 11 - COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer-financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

                                                                             27.

                           TARPON COAST BANCORP, INC.

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year-end.

                                                       2003
                                                       ----
                                                 Fixed     Variable
                                                 Rate        Rate
                                                 ----        ----
Commitments to make loans                     $   20,775   $  1,916
Unused lines of credit and letters of credit          77      5,047

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 6.75% to 7.375% and maturities ranging from 15 years to 30 years.

Employment Agreements: The Corporation has employment agreements with the three executives of the Company. Under terms of the agreements, the Corporation agreed to pay a base salary of $182,000 per year to two executives, and $110,000 per year to the third executive, and to provide certain other benefits and compensation. The employment agreements also include a provision requiring certain payments upon the occurrence of certain events leading to the termination of employment such as a change in control, death, or disability. The agreements expire January 1, 2006 with no automatic renewal.

NOTE 12 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end:

                                                        2003                         2002
                                                        ----                         ----
                                               Carrying         Fair          Carrying         Fair
                                                Amount          Value          Amount          Value
                                                ------          -----          ------          -----
Financial assets
    Cash and due from financial institutions  $     8,039    $     8,039    $     6,203     $     6,203
    Federal funds sold                              4,425          4,425          1,850           1,850
    Securities available for sale                  20,437         20,437         13,638          13,638
    Loans, net                                     82,701         84,543         71,104          73,812
    Restricted securities                             668            668            567             567
    Accrued interest receivable                       363            363            359             359

Financial liabilities
    Deposits                                     (111,952)      (107,681)       (88,424)        (87,698)
    Repurchase agreements                            (624)          (624)          (809)           (809)
    Accrued interest payable                          (37)           (37)           (49)            (49)

                                                                             28.

                           TARPON COAST BANCORP, INC.

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, restricted securities, accrued interest receivable and payable, demand deposits, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. Off balance-sheet items, such as loan commitments, are generally short-term with minimal fees charged and the fair value is not considered significant.

NOTE 13 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Tarpon Coast Bancorp, Inc. follows:

                            CONDENSED BALANCE SHEETS,
                           December 31, 2003 and 2002

                                                     2003           2002
                                                     ----           ----
ASSETS

Cash and cash equivalents                        $       490     $     1,016
Investment in subsidiaries                             9,406           7,938
Other assets                                               2               1
                                                 -----------     -----------

     Total assets                                $     9,898     $     8,955
                                                 ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity                             $     9,898     $     8,955
                                                 -----------     -----------

     Total liabilities and shareholders' equity  $     9,898     $     8,955
                                                 ===========     ===========

                                                                             29.

                           TARPON COAST BANCORP, INC.

                         CONDENSED STATEMENTS OF INCOME
                  Years ended December 31, 2003, 2002 and 2001

                                                2003           2002           2001
                                                ----           ----           ----
Interest income                             $        13    $        25     $       106

Noninterest expense                                  39             38              32
                                            -----------    -----------     -----------
Income before income tax and undistributed
  subsidiary income                                 (26)           (13)             74

Equity in undistributed subsidiary income         1,198            276            (422)
                                            -----------    -----------     -----------

Net income (loss)                           $     1,172    $       263     $      (348)
                                            ===========    ===========     ===========

                       CONDENSED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2003, 2002 and 2001

                                                       2003           2002            2001
                                                       ----           ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss)                              $     1,172    $       263     $      (348)
     Adjustments:
         Equity in undistributed subsidiary income       (1,198)          (276)            422
                                                    -----------    -----------     -----------
              Net cash from operating activities            (26)           (13)             74

CASH FLOWS FROM INVESTING ACTIVITIES
     Investments in subsidiaries                           (500)          (400)         (1,200)
                                                    -----------    -----------     -----------
         Net cash from investing activities                (500)          (400)         (1,200)
                                                    -----------    -----------     -----------

Net change in cash and cash equivalents                    (526)          (413)         (1,126)

Beginning cash and cash equivalents                       1,016          1,429           2,555
                                                    -----------    -----------     -----------

ENDING CASH AND CASH EQUIVALENTS                    $       490    $     1,016     $     1,429
                                                    ===========    ===========     ===========

                                                                             30.

                           TARPON COAST BANCORP, INC.

NOTE 14 - EARNINGS (LOSS) PER SHARE

The factors used in the earnings per share computation follow.

                                                      2003             2002             2001
                                                      ----             ----             ----
Basic
     Net income (loss)                           $        1,172    $         263    $        (348)
                                                 ==============    =============    ==============

     Weighted average common shares outstanding       1,182,151        1,182,151        1,182,151
                                                 --------------    -------------    --------------

     Basic earnings (loss) per common share      $          .99    $         .22    $        (.29)
                                                 ==============    =============    =============

Diluted
     Net income (loss)                           $        1,172    $         263    $        (348)
                                                 ==============    =============    =============

     Weighted average common shares
       outstanding for basic earnings per
       common share                                   1,182,151        1,182,151        1,182,151
     Add:  Dilutive effects of assumed
       exercises of warrants and stock options           25,116              832                -
                                                 --------------    -------------    -------------

         Average shares and dilutive potential
           common shares                              1,207,267        1,182,983        1,182,151
                                                 ==============    =============    =============

     Diluted earnings (loss) per common share    $          .97    $         .22    $        (.29)
                                                 ==============    =============    =============

Stock options for 7,050 shares of common stock were not considered in computing diluted earnings per common share for 2002 because they were antidilutive. Stock options and warrants for 42,243 and 16,131 were not considered in computing diluted earnings per common share for 2003 because they were antidilutive.

NOTE 15 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows.

                                                       2003             2002             2001
                                                       ----             ----             ----
     Unrealized holding gains (losses) on
       available-for-sale securities              $         (332)   $          111   $          123
     Less reclassification adjustments for gains
       and losses later recognized in income                  15                 -                -
                                                  --------------    --------------   --------------
     Net unrealized gains and losses                        (347)              111              123
     Tax effect                                              118               (38)             (42)
                                                  --------------    --------------   --------------

Other comprehensive income (loss)                 $         (229)   $           73   $           81
                                                  ==============    ==============   ==============

                                                                             31.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Tarpon Coast Bancorp, Inc.
Port Charlotte, Florida

We have audited the accompanying consolidated balance sheet of Tarpon Coast Bancorp, Inc. as of December 31, 2003 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tarpon Coast Bancorp, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

                                                    Crowe Chizek and Company LLC

Ft. Lauderdale, Florida
January 14, 2004

                                                                             32.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders'
  of Tarpon Coast Bancorp, Inc.

Port Charlotte, Florida

We have audited the accompanying consolidated balance sheets of Tarpon Coast Bancorp, Inc., and its subsidiaries Tarpon Coast National Bank and Tarpon Coast Financial Services, Inc., (collectively, the Company) as of December 31, 2002 and 2001 and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tarpon Coast Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 in conformity with U.S. generally accepted accounting principles.

                                                          Hill, Barth & King LLC
                                                    Certified Public Accountants

Naples, Florida
January 28, 2003

                                                                             33.

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

BILLIE A. BARGER                                 JAMES C. BROWN                         GERALD P. FLAGEL
Retired Banker                                   President                              Certified Public Accountant
                                                 Miami-Valley Concrete, Inc.            Gerald P. Flagel, P.A.

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

MICHAEL T. EZZELL                                VITO C.  BISCEGLIA                     SIMON L. DENOVA
Senior Vice-President &                          Vice-President &                       Vice-President &
Senior Lending Officer                           Branch Executive                       Branch Executive
for the Bank                                     for the Bank                           for the Bank

ODETTE EMBRY                    PATRICIA A. KUHAR             JOHN MILONE                      JOHN J. PAPPA
Vice-President &                Vice-President &              Vice-President &Investment       Vice-President &
Mortgage Department             Lending Officer               Services Manager, Tarpon         Information Technology
Manager for the Bank            for the Bank                  Financial Services, Inc.         Officer for the Bank

OTHER

CORPORATE COUNSEL                           EXECUTIVE OFFICE                        TRANSFER AGENT
John P. Greeley, Esq.                       1490 Tamiami Trail                          & REGISTRAR
Smith Mackinnon, P.A.                       Port Charlotte, Florida 33948           American Stock Transfer & Trust Co.
255 South Orange Avenue, #800               Phone  941-629-8111                     6201 15th Avenue
Orlando, Florida 32801                                                              Brooklyn, New York 11219

                                            INDEPENDENT ACCOUNTANTS
                                            Crowe Chizek and Company LLC
                                            899 W. Cypress Creek Road, Suite 917
                                            Ft. Lauderdale, Florida 33309

                                                                             34.