Form 10KSB, Exhibit 13
period 2004-12-31
TARPON COAST BANCORP INC
filed 2005-03-31
CIK 1048435

EXHIBIT 13.1

2004 Annual Report to Shareholders

                                                                               .
                                                                               .
                                                                               .

TABLE OF CONTENTS

                                                                PAGE
LETTER TO SHAREHOLDERS AND FRIENDS                                1

SELECTED FINANCIAL DATA                                           2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS                             3

MARKET FOR COMMON STOCK                                          10

CONSOLIDATED BALANCE SHEETS                                      11

CONSOLIDATED STATEMENTS OF INCOME                                12

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                  13

CONSOLIDATED STATEMENTS OF CASH FLOWS                            14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM          33

INDEPENDENT AUDITORS' REPORT                                     34

CORPORATE INFORMATION                                            35

TO OUR SHAREHOLDERS AND FRIENDS:

2004 once again proved to be a breakthrough year for your Company; resulting in record pre-tax earnings and sustained growth in our core banking activities.

The continuing energy and dedication of our boards of directors, management and superior staff has allowed us to expand on our innovative products and services while at all times delivering superior levels of service. The success of this philosophy is borne out by our accomplishments to date. In the six and one half years since the Bank opened, your Company has achieved total assets of $146 million, attracting over $135 million in customer funds, and generating $142 million in net loan commitments outstanding of which $104 million had been funded at year-end. We firmly believe this to be a strong indicator of how our concept of commitment to customer service and community continues to be embraced in our markets.

Among the many achievements attained in 2004 were the following:

-     Total assets grew by $23 million or 19% for the year.

-     Earning assets also grew 24% to $134 million.

- Net interest margins continued to improve from 4.44% in 2003 to 4.68% for the year.

- Non-performing assets stood at $145,000 at year end or less than one-tenth of one percent of total assets.

- We opened our fourth full-service banking facility in a temporary facility in the City of Punta Gorda, Florida.

Most noteworthy was an increase in pre-tax earnings, improving from $749,000 in 2003 to $1,046,000 in 2004, an increase of 40%. This improvement resulted from a number of factors.

First and foremost, your Company continued to grow its asset base in order to cover its cost structure by increasing average earning assets by 24% over last year. This contributed approximately $777,000 to earnings over 2003.

The Company also saw improvement in its margins, which continued to see marginal increases from 4.44% in 2003 to 4.68% in 2004, contributing another $289,000 in earnings over that reported in 2003. The improvement in margins the Company has realized over the last two years is significant when considering the rate environment your Company confronted during this period, and is a strong indicator of its ability to manage its margins in response to extraordinary market rate conditions.

We encourage you to read the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this report and the related financial statements for more details on the overall financial performance of the Company.

As successful as 2004 was, it did not come and go without its challenges. As you are no doubt aware, Hurricane Charley, a category 4 storm, made a direct hit on our primary market area and Hurricanes Frances and Jeanne further impacted the communities we serve. While the Company's physical facilities and infrastructure was up to the task, the conduct of business in the Company's primary market area was substantially curtailed in the aftermath of the hurricanes as power and communication links were down and the focus of the community moved from one of development and economic expansion to repair and reconstruction. Accordingly, results for the second half of 2004, including a softening in loan demand, but more particularly, the generation of fee and commission income were negatively impacted. Management believes these conditions to be near-term issues and expects demand for these products to rebound in 2005 as the redevelopment process takes hold.

The truest test of the resolve of our board, management and staff occurred in the aftermath of the hurricanes. Whether impacted or not, everyone came to the calling of their coworkers and responded to the needs of the community; delivering staples such as ice and water and providing shelter to those who otherwise had none. It is with great pride that we recognize the efforts of each of our people and their commitment to the welfare of their communities.

Lastly, and most importantly, on February 24th, we announced the signing of a definitive agreement to merge with First Busey Corporation, a $2 billion dollar financial holding company headquartered in Urbana, Illinois. We are extremely pleased with the prospect of affiliating with First Busey Corporation. The combination will provide for enhanced lending capability and expanded product offerings, while permitting Tarpon Coast to maintain its ability to make local decisions and provide the superior level of service our customers have come to expect. Subject to regulatory and shareholder approval, we anticipate the transaction will close in the third quarter of 2005.

In closing, our directors, management and staff are proud to have served you and extend their heartfelt thanks for the support, assistance and enthusiasm that you have provided the Company over the last seven years. We look forward to seeing you at the Special Meeting of Shareholders to approve the merger with First Busey Corporation!

Sincerely,

Lewis S. Albert                           Todd H. Katz
Chairman & Chief Executive Officer        Vice Chairman & President

SELECTED FINANCIAL DATA

The selected financial data of the Company presented below have been derived from consolidated financial statements of the Company. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto.

                                                                                   As of and for the
                                                                               Years Ended December 31,
                                                      ------------------------------------------------------------------------
                                                                     (Dollars in Thousands, Except Per Share Data)
                                                                   Percentage
                                                                     Change
                                                         2004       from 2003      2003        2002        2001         2000
                                                      ----------   -----------  ----------  ----------  -----------  ---------
SUMMARY OF FINANCIAL CONDITION:
Total assets                                          $ 145,633         18.8%   $ 122,557   $  98,764   $  95,374    $  63,769
Total cash and cash equivalents                           6,636        (48.9%)     12,464       8,053      15,817        4,878
Investment securities                                    29,135         42.6%      20,437      13,638      18,655       10,118
Loans receivable, net of allowance for loan losses      103,009         24.6%      82,701      71,104      54,864       43,679
Total deposits                                          132,005         17.9%     111,952      88,424      84,817       51,100
Total shareholders' equity                               10,481          5.9%       9,898       8,955       8,618        8,885
Average shareholders' equity                             10,386         10.0%       9,439       8,890       8,964        9,009
Average total assets                                    132,269         16.0%     114,053      98,589      80,310       53,423

SUMMARY OF OPERATING RESULTS:
Total interest and dividend income                        6,688         10.2%       6,067       5,823       5,398        3,727
Total interest expense                                    1,153        (27.8%)      1,598       2,019       2,570        1,742
Net interest income                                       5,535         23.9%       4,469       3,804       2,828        1,985
Provision for loan losses                                   130        (40.0%)        213         225         384          155
Total non-interest income                                 1,331        (22.7%)      1,722       1,510         844          201
Total non-interest expense                                5,690          8.8%       5,229       4,978       3,636        2,450
Income (loss) before income taxes                         1,046         39.6%         749         111        (348)        (419)
Income tax benefit (expense)                               (395)      (193.4%)        423         152           -            -
Net income (loss)                                           651        (44.5%)      1,172         263        (348)        (419)

SUPPLEMENTAL DATA:
Return on average total assets                             0.49%       (52.4%)       1.03%       0.27%      (0.43)%      (0.79)%
Return on average shareholders' equity                     6.27%       (49.5%)      12.42%       2.96%      (3.88)%      (4.66)%
Net interest rate spread (1)                               4.18%         6.6%        3.92%       3.86%       3.52%        3.71%
Net yield on average interest-earning assets (2)           4.68%         5.4%        4.44%       4.34%       3.96%        4.25%
Net interest income to operating expenses (3)             98.61%        15.4%       85.47%      76.42%      77.78%       81.00%
Average shareholders' equity to average total assets       7.85%        (5.2%)       8.28%       9.02%      11.16%       16.86%
Average interest-earning assets to
     average interest-bearing liabilities                1.37:1         22.3%      1.12:1      1.14:1      1.16:1       1.24:1
Non-performing assets to total assets                      0.10%       (47.4%)       0.19%       0.82%       0.95%        0.18%
Non-performing loans to total loan receivable              0.14%       (48.1%)       0.27%       1.13%       1.63%        0.26%
Allowance for loan losses to total loans receivable        1.10%        (8.3%)       1.20%       1.27%       1.44%        1.23%
Allowance for loan losses to
     non-performing loans receivable                     7.92:1         78.8%      4.43:1      1.13:1      0.88:1       4.83:1
Basic earnings (loss) per common share                $     .55        (44.4%)  $     .99   $     .22   $    (.29)   $    (.35)
Diluted earnings (loss) per common share              $     .53        (45.4%)  $     .97   $     .22   $    (.29)   $    (.35)
Dividends declared per share                                  -            -            -           -           -            -
Book value per share                                  $    8.87          6.0%   $    8.37   $    7.57   $    7.29    $    7.52
Number of full-service offices                                4           33%           3           3           3            2

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

INTRODUCTION

Tarpon Coast Bancorp, Inc. (the "Company"), a Florida Corporation, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Tarpon Coast National Bank (the "Bank") operates under a national bank charter and provides a full range of commercial banking services from four full-service banking facilities and a residential mortgage center located in Charlotte and Sarasota Counties, Florida. As a national bank, it is subject to the regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. During 2000, the Company organized Tarpon Coast Financial Services, Inc., which engages in the sale of insurance and investment products as provided by the enactment of the Gramm-Leach-Bliley Act of 1999.

On February 24, 2005, the Company entered into an Agreement and Plan of Merger ("Agreement") with First Busey Corporation ("FBC") and FBC Acquisition III Corp.(a wholly owned subsidiary of FBC), to acquire all of the issued and outstanding stock of the Company for $27 per share. Under the terms of the Agreement, shares of Company common stock will be converted into shares of FBC common stock and cash, subject to the stock and cash parameters and proration provisions of the Agreement. The closing of the acquisition is subject to a number of conditions, including receipt of prior approval from the bank regulatory agencies and approval of the Agreement by the shareholders of the Company.

OVERVIEW

In evaluating Company's financial condition and operating results, management is primarily concerned with the management of its net interest margins; both under current and anticipated market rate environments, together with the corresponding need to manage its liquidity and capital needs. In this regard, management utilizes an asset/liability management process to analyze the impacts of potential interest rate scenarios on its interest-sensitive assets and liabilities as more fully described under the caption "INTEREST SENSITIVITY" that follows. By applying various scenarios, management can anticipate the effects of changing rate environments on the amount and timing such changing rates may have on the Company's profitability as well as the impact actions taken to maximize its earnings may have on its liquidity as more fully discussed under the caption "CAPTIAL RESOURCES AND LIQUIDITY" that appears below.

The following is a tabular analysis of the net interest earnings of the Company for the years indicated to assist in the understanding of the year-to-year comparative discussion that follows this section.

2004

                          Average          Interest
                          Amount            Earned      Yield
                        -------------   -------------   -----
Assets
Investment Securities   $  19,706,000   $     948,000   4.81%
Federal Funds Sold          4,306,000          68,000   1.58%
Net Loans                  94,245,000       5,672,000   6.02%
                        -------------   -------------

Total Earning Assets    $ 118,257,000   $   6,688,000   5.66%
                        =============   =============

                                        Average       Interest
                                        Amount          Paid         Yield
                                     ------------   ------------     -----
Liabilities
Savings Deposits                     $ 30.902,000   $    290,000     0.94%
Time Deposits                          28,646,000        699,000     2.44%
Other Interest Bearing Deposits        34,518,000        140,000     0.41%
Other Borrowings                        2,800,000         24,000     0.86%
                                     ------------   ------------

Total Interest Bearing Liabilities   $ 96,866,000   $  1,153,000     1.19%
                                     ============   ============

Net Interest Income                  $118,257,000   $  5,535,000     4.68%
                                     ============   ============

2003

                           Average         Interest
                           Amount           Earned        Yield
                        -------------   -------------     -----
Assets
Investment Securities   $  17,082,000   $     794,000     4.65%
Federal Funds Sold          4,029,000          42,000     1.03%
Net Loans                  79,622,000       5,231,000     6.57%
                        -------------   -------------
Total Earning Assets    $ 100,733,000   $   6,067,000     6.02%
                        =============   =============

                                        Average         Interest
                                        Amount            Paid         Yield
                                     -------------   -------------     -----
Liabilities
Savings Deposits                     $  25,099,000   $     360,000     1.43%
Time Deposits                           32,936,000         897,000     2.72%
Other Interest Bearing Deposits         29,775,000         323,000     1.09%
Other Borrowings                         2,074,000          18,000     0.88%
                                     -------------   -------------

Total Interest Bearing Liabilities   $  89,884,000   $   1,598,000     1.78%
                                     =============   =============

Net Interest Income                  $ 100,733,000   $   4,469,000     4.44%

Another significant management issue involves the credit quality of the Company's loan portfolio, reflecting its assessment of the portfolio's ability to perform both under the credit terms considered necessary to provide for safety and soundness of its capital resources and liquidity as well as changing economic conditions. In this respect, key indicators include the amount and nature of net charge-offs in any reporting period, the extent and nature of past-due and non-accruing accounts, together with current and changing economic conditions on the portfolio's ultimate ability to perform. Management of this process includes establishing and monitoring credit standards to be used in underwriting loan requests, assessing the historical implications of net charge-off, non-performing or past due accounts on the quality of its credit standards, and assessing how economic conditions may impact future defaults. The Company also regularly reviews significant lending relationships in an effort to identify potential problem loans that may pose a possible loss to the Company. This process culminates in establishing an Allowance for Loan Losses that considers all of the consequences discussed above, providing an estimate of those amounts that management considers may ultimately prove to be uncollectible. While much of this process is subject to estimate and judgment, loss histories, portfolio performance and an abundance of industry data are significant in its determination, as more fully discussed under the caption "CRITICAL ACCOUNTING POLICIES" that appears below.

IMPACTS OF 2004 HURRICANE SEASON

The 2004 hurricane season provided the Company a challenge as Hurricane Charley, a category 4 storm, made a direct hit on our primary market area and Hurricanes Frances and Jeanne further impacted the communities we serve. The following summarizes the impacts that have been experienced to date:

Facilities - While there was no appreciable damage to any of the Company's facilities, power, communication, and security links were down for four business days, restricting the Bank's ability to conduct business, other than accepting deposits and cashing checks through our drive through windows. The storms also had the effect of deferring our ability to open our temporary modular banking facility in Punta Gorda that was planned for September, but opened in November of this year.

Lending Activities - The conduct of business in the wake of Hurricane Charley, together with the threats brought by subsequent storms, has been significantly impacted. In many instances, plans for the development and expansion of commerce have been replaced with plans for recovery and redevelopment. Permitting activity has since focused largly on repairing and rebuilding. As a consequence, new housing and commercial building starts have since slowed. Accordingly, since August, fee income from the sale of residential loans in the secondary market declined disproportionately compared to historical demand and loan demand overall has slowed. Management believes these conditions to be near-term issues and expects demand for these products to rebound in 2005 as the redevelopment process takes hold.

Credit Quality - In the aftermath of Hurricane Charley, management of the Company evaluated all significant lending relationships and, in order to grant some relief, offered to defer principal payments (while continuing to collect interest) for up to six months in those cases where the underlying businesses or homes sustained heavy damage. At December 31, 2004, the Company has not experienced any payment defaults and had no loans delinquent as to the payment of principal or interest in excess of 30 days that have not since been brought current. While it is premature to conclude the ultimate impact of the hurricanes on the credit quality of the loan portfolio, management believes that its allowance for loan losses was adequate at December 31, 2004.

Retail Activities - Retail banking customers have since focused on maintaining liquid funds. As such, consumer interest in insurance and investment products has also been negatively impacted, resulting in reduced commission income when compared to historical levels. Management anticipates that once repairs and replacements have been completed, consumers may refocus on investment alternatives.

Liquidity - The Company has seen an increase in deposit account balances largely as a consequence of the influx of insurance and FEMA damage remittances. Management recognizes that these funds are temporary and is placing these balances in short-term investments with maturity dates ranging from 3 to 24 months to ensure it can meet the demand for these funds as repairs and reconstruction commence. Management believes that the Company has liquidity to meet this demand together with the likelihood of increasing loan demand. See "Capital Resources and Liquidity" below.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

Please refer to "SELECTED FINANCIAL DATA" that precedes this discussion for a tabular analysis of financial information between fiscal periods.

FINANCIAL CONDITION

During the year ended December 31, 2004, the Company experienced continued growth in assets, loans and deposits. During the year, total assets grew by $23.1 million to $145.6 million. This increase was funded through the attraction of customer deposit funds (including retail repurchase agreement balances) of $22.1 million during the year, ending with aggregate balances of $134.7 million at December 31, 2004. These funds were principally used to fund net loan demand of $20.4 million, increasing loan balances outstanding at December 31, 2004 to $104.2 million. Investment securities increased $8.7 million to $29.1 million. The Company's remaining liquidity at December 31, 2004, less current cash reserve requirements, was invested in overnight federal funds sold of $1.7 million. Total earning assets rose $26.3 million or 24% to $133.8 million. Premises and equipment increased $113,000, net of depreciation, during the year to $5.4 million.

RESULTS OF OPERATIONS

Interest income improved from $6,067,000 in 2003 to $6,688,000 in 2004. The yield on average earning assets for 2004 was 5.66% compared to 6.02% in 2003. Interest and fees on net loans for 2004 was $5,672,000 (average yield of 6.02%)

compared to $5,231,000 in 2003 (average yield of 6.57%). Interest on investment securities increased from $794,000 in 2003 (average yield of 4.65%) to $948,000 in 2004 (average yield of 4.81%). Interest on Federal Funds Sold and other short-term investments increased from $42,000 in 2003 (average yield of 1.04%) to $68,000 in 2004 (average yield of 1.58%). Volume variances between the two years contributed $1,086,000 to interest income while corresponding rate variances reduced interest income by $465,000.

Interest expense decreased from $1,598,000 in 2003 to $1,153,000 in 2004. Interest on deposit accounts amounted to $1,129,000 in 2004 (average rate of 0.95%) compared to $1,580,000 in 2003 (average rate of 1.55%). Interest expense on customer repurchase agreements for 2004 was $24,000 (average rate of 0.86%) compared to $18,000 in 2003 (average rate of 0.87%). The rate paid on all interest bearing accounts decreased from 1.78% in 2003 to 1.19% in 2004. Volume variances between the two years increased interest expense by $98,000 while rate variances reduced interest expense by $543,000.

While the Federal Reserve began a policy of tighening rates commencing in 2004, the declines in yields earned on interest-earning assets and paid on interest-bearing funds in 2004 when compared to 2003 are reflective of the low rate environment driven by the rate cutting posture maintained by the Federal Reserve since 2001 and into 2003. The yield on interest-earning assets for 2004 decreased marginally from that of 2003 as interest-sensitive assets began to price up as a result of rate increases imposed by the Federal Reserve commencing in June 2004. Rates paid on interest-bearing funds for 2004 continue to be below those of 2003 as deposit accounts have yet to price up in response to the Federal Reserve's recently adopted rate policy. Management does not anticipate this policy decision will have a significant negative impact on the Company's net interest margins unless markets rates were to increase precipitously.

The Company's net interest margin for 2004 was 4.68% compared to 4.44% in 2003. This improvement is a result of the Bank generating larger savings from decreased rates paid on interest-bearing funds than income given up from lower yields on interest-earning assets. For the year, volume variances contributed $777,000 to net interest income and rate variances added another $289,000, increasing net interest income by $1,066,000 or 24% over 2003 levels.

A tabular analysis of the changes in average balances (volume) and rates on interest income, interest expense and net interest income, between 2004 and 2003 is as follows.

                                  Year Ended December 31,
                                   2004 Compared to 2003
                                Increase (Decrease) Due to
                        -------------------------------------------
                           Volume          Rate           Change
                        ------------   ------------    ------------
Interest earned on:
Investment securities   $    122,000   $     32,000    $    154,000
Federal funds sold             3,000         23,000          26,000
Net loans                    961,000       (520,000)        441,000
                        ------------   ------------    ------------

Total interest income   $  1,086,000   $   (465,000)   $    621,000
                        ============   ============    ============

                                    Volume          Rate            Change
                                -------------   -------------    -------------
Interest paid on:
Savings deposits                       83,000        (153,000)         (70,000)
Other deposits                          9,000        (390,000)        (381,000)
Borrowings                              6,000               -            6,000
                                -------------   -------------    -------------

Total interest expense          $      98,000   $    (543,000)   $    (445,000)
                                =============   =============    =============

Change in net interest income   $     777,000   $     289,000    $   1,066,000
                                =============   =============    =============

Non-interest income for 2004 decreased to $1,331,000 from $1,742,000 in 2003. Non-interest income for the year includes fee income from residential secondary market activities of $407,000 ($472,000 for 2003) and commission and fee income from the sales of insurance and investment products of $516,000 ($575,000 for 2003). An active refinancing market aided fee income from residential secondary market activities in 2002 and 2003, the demand for which declined in 2004 as market rates for these products rose and the potential market for refinancing became saturated. Management believes the decrease in commission and fee income from the sale of insurance and investment products in 2004 was largely a consequense of the impact of the 2004 hurricane season on transaction volumes. These decreases in fee based income did not have a material adverse impact, as most expenses associated with these activities are incremental and direct in nature.

Total non-interest expenses increased from $5,229,000 in 2003 to $5,690,000 in 2004. Salaries and benefits expense increased from $3,090,000 in 2003 to $3,162,000 in 2004. Full-time equivalent employees increased from 56 at December 31, 2003 to 62 at December 31, 2004, in response to the increase in the volume of customer relationships. Total assets per employee were $2,349,000 at December 31, 2004 compared to $2,189,000 at December 31, 2003 and include those employees involved principally in the generation of commission and fee income. Included in non-interest expense in 2004 is the charge-off of an overdraft for $150,000 from a customer that fell prey to a foreign counterfeit check scheme. The Company is pursuing all remedies available to attempt to effect recovery. Changes in all other expense categories were not significant, as the growth in the Company's assets has permitted it to continue to leverage into its cost structure. Aggregate operating expenses to average assets were to 4.30% for 2004 compared to 4.58% in 2003.

The provision for loan losses decreased to $130,000 in 2004 from $213,000 in 2003. The provision has been established based on the Bank's loss experience together with its assessment of the potential impacts of current economic conditions on the credit quality of the portfolio, including the analysis of potential problem credits for impairment, supplemented with peer industry loss data of comparably sized and positioned commercial banks.

Net income for 2003 was favorably impacted by the recognition of $423,000 in deferred tax benefits reflecting the Company's potential for the realization of net operating loss carry-forward benefits in future periods. As all net operating loss deferred tax benefits were fully recognized at December 31, 2003, the Company's results of operations for 2004 reflects a tax provision of $395,000, having the effect of providing taxes on income at rates of tax proportionate with statutory rates.

LOAN PORTFOLIO

Management believes that, except for the near term impact of the 2004 hurricane season as discussed above, general economic conditions in the Company's operating area, including the real estate market, will continue to remain active due to the growth in the area's population and demand for property and services. Accordingly, the Company experienced continued demand for consumer and commercial financing in 2004 as net loans increased $20.3 million or 25% to $103 million at December 31, 2004. Unfunded loan commitments outstanding at December 31, 2004 aggregated $38.1 million. At December 31, 2004, commercial and industrial loans comprised 44.5% of total loans; residential real estate loans comprised 41.5%; lines of credit comprised 6.0%; and consumer loans comprised 8.0%.

It is the Company's policy to cease the accrual of interest on any loan that is past due 90 or more days as to principal or interest payments, or more currently if it is determined that the loan will not perform under its terms. Interest income on non-accruing loans is recognized on a cash basis. At December 31, 2004, the Company had $145,000 in non-accruing loans, comprised of one residential real estate relationship. During 2004, the aggregate amount of interest income that would have been recorded had this loan been accruing interest was $6,515, while $0 was recorded as interest income on this loan for the year. At December 31, 2004 the Company had no other loans contractually past due 90 or more days and had no loans that represented troubled debt restructurings.

DEPOSITS

Total deposits increased $20.1 million to $132.0 million at December 31, 2004. During 2004, interest bearing deposits decreased marginally to $97.5 million while non-interest bearing deposits doubled to $34.5 million. At December 31, 2004, time deposits represented 21.1% of total deposits, other interest bearing deposits were at 52.8%, and non-interest bearing balances were 26.1%. In addition, at December 31, 2004, the Company had $2.7 million in customer repurchase agreements outstanding.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

FINANCIAL CONDITION

During the year ended December 31, 2003, the Company experienced growth in assets, loans and deposits. During the year, total assets grew by $23.8 million to $122,557 million. This increase was funded through the attraction of customer deposit funds (including retail repurchase agreement balances) of $23.3 million during the year, ending with aggregate balances of $112.6 million at December 31, 2003. These funds were principally used to fund net loan demand of $11.7 million, increasing loan balances outstanding at December 31, 2003 to $83.7 million. Investment securities increased $6.8 million to $20.4 million. The Company's remaining liquidity at December 31, 2003, less current cash reserve requirements, was invested in overnight federal funds sold of $4.4 million. Total earning assets rose $21.0 million or 24% to $107.6 million. Premises and equipment increased $468,000, net of depreciation, during the year to $5.3 million, principally as a result of site acquisition costs of $728,000 for the expansion of the Bank's operations into the Punta Gorda, Florida market where it will establish its fourth full-service banking center in 2004.

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

The Company's net interest margin for 2003 was 4.44% compared to 4.34% in 2002. This modest improvement is a result of the Bank generating larger savings from decreasing rates paid on interest-bearing funds than income given up from declining yields on interest-earning assets. For the year, volume variances contributed $569,000 to net interest income and rate variances added another $96,000, increasing net interest income by $665,000 or 17% over 2002 levels. Changes in average balances (volume) and rates on interest income and expense and net interest income are as follows.

                                          Year Ended December 31,
                                           2003 Compared to 2002
                                        Increase (Decrease) Due to
                                -----------------------------------------------
                                    Volume           Rate             Change
                                -------------    -------------    -------------
Interest earned on:
Investment securities           $      33,000    $    (217,000)   $    (184,000)
Federal funds sold                    (47,000)         (24,000)         (71,000)
Net loans                           1,142,000         (643,000)         499,000
                                -------------    -------------    -------------

Total interest income           $   1,128,000    $    (884,000)   $     244,000
                                =============    =============    =============

Interest paid on:
Savings deposits                      215,000         (148,000)          67,000
Other deposits                         53,000         (542,000)        (489,000)
Borrowings                              2,000           (1,000)           1,000
                                -------------    -------------    -------------

Total interest expense          $     270,000    $    (691,000)   $    (421,000)
                                =============    =============    =============
Change in net interest income   $     569,000    $      96,000    $     665,000

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

LOAN PORTFOLIO

The Company experienced demand for consumer and commercial financing in 2003 as net loans increased $11.6 million or 16% to $82.7 million at December 31, 2003. Unfunded loan commitments outstanding at December 31, 2003 aggregated $27.8 million. At December 31, 2003, commercial and industrial loans comprised 46.3% of total loans; residential real estate loans comprised 38.5%; lines of credit comprised 5.5%; and consumer loans comprised 9.7%.

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

As it is the Company's philosophy to consider the investment portfolio principally as a source of liquidity, deposit growth, except to the extent necessary to maintain such liquidity, is generally utilized to fund loan demand, particularly commercial and consumer lending. In addition, it is management's practice to maintain the Company's "well capitalized" status under regulatory guidelines when planning its expansion activities.

Consistent with the objective of operating a sound financial organization, the Company maintains "well capitalized" capital ratios. Regulatory agencies including the Office of the Comptroller of the Currency and the Federal Reserve Bank have approved guidelines for a risk-based capital framework that makes capital requirements more sensitive to the risks germane to each individual institution. In order to be deemed well-capitalized under the guidelines, the Company must maintain a Tier 1 risk-based capital ratio of at least 6%, a total risk-based capital ratio of 10% and a leverage capital ratio of 5%. At December 31, 2004, the Company's Tier I risk-based capital ratio was 9.66%, total risk-based capital ratio was 10.70% and the leverage capital ratio was 7.33%.

At December 31, 2004, the Company had unencumbered liquidity aggregating approximately $25.6 million to meet its current liquidity needs. The Company's ability to satisfy demands for credit, deposit withdrawals and other corporate needs depends on its level of liquidity. The Company utilizes several means to manage its liquidity. Traditionally, increases in deposits are sufficient to provide adequate levels of liquidity; however, if needed, the Company has $12.5 million in credit facilities available from correspondent banks, outlets for the sale of loans from its portfolio and a portfolio of investment securities that could be liquidated if necessary. While the Company has had limited need to utilize these sources of liquidity, it continues to maintain their availability on a contingent basis.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are described on Note 1 in the notes to the consolidated financial statements. The majority of these accounting policies do not require management to make difficult, subjective or complex judgments. However, the following policy may be deemed critical.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral and accrual of interest is discountinued. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

There is no precise method of predicting specific loan losses or amounts that ultimately may be charged-off. The determination that a loan may be uncollectible, in whole or in part, is a matter of judgment. Similarly, the adequacy of the allowance for loan losses can be determined only on a judgmental basis, after full review, including, consideration of economic conditions and their effect on particular industries and specific borrowers; a review of borrowers' financial data, together with industry data, their competitive situation, the borrowers' management capabilities and other factors; a continuing evaluation of the loan portfolio, including monitoring any loans that are identified as being of less than acceptable quality; a detailed analysis, on a quarterly basis, of all impaired loans; and an evaluation of the underlying collateral for secured lending.

Management maintains a formalized loan review process supported by a credit analysis and control system. The Company will maintain the allowance for loan losses at a level sufficient to absorb estimated uncollectible loans and, expects to make periodic additions to the allowance for loan losses.

INTEREST SENSITIVITY

The following is a combined maturity and repricing analysis of rate-sensitive assets and liabilities as of December 31, 2004.

                                             0-90         91-365          OVER
                                             DAYS          DAYS          1 YEAR        TOTAL
                                          ----------    ----------     ----------    ----------
                                                       (Dollars in Thousands)
Interest Earning Assets:
     Federal Funds Sold                   $    1,677    $        -     $        -    $    1,677
     Investment Securities                     3,048         8,521         17,566        29,135
     Loans                                    16,493        13,252         74,412       104,157
                                          ----------    ----------     ----------    ----------
          Total Interest Earning Assets       21,218        21,773         91,978       134,969
                                          ----------    ----------     ----------    ----------
Interest Bearing Liabilities                  74,646        17,008          5,863        95,517
                                          ----------    ----------     ----------    ----------
Excess (Deficiency) of Rate
     Sensitive Assets Less Rate
     Sensitive Liabilities                $  (53,428)   $    4,765     $   86,115    $   37,452
                                          ==========    ==========     ==========    ==========
Excess (Deficiency) as a
     Percentage of Earning Assets             -39.58%         3.53%         63.80%        27.75%
Cumulative Excess (Deficiency)            $  (53,428)   $  (48,663)    $   37,452
                                          ==========    ==========     ==========
Cumulative Excess (Deficiency)
     As a Percentage of Earning Assets        -39.58%       -36.05%         27.75%

The objective of interest-sensitivity management is to minimize the risk associated with the effect of interest rate changes on net interest margins while maintaining net interest income at acceptable levels. Managing this risk involves monthly monitoring of the interest-sensitive assets relative to interest-sensitive liabilities over specific time intervals. All assets and liabilities are evaluated as maturing at the earlier of repricing date or contractual maturity date. While liabilities without specific terms such as money market, NOW and savings accounts are generally considered core deposits for liquidity purposes, they are deemed to reprice for purposes of interest rate sensitivity analysis. Except for the Company's "Treasure Checking" which is tied to the 13 week U.S. Treasury auction rate, management periodically adjusts rates at its discretion on each of these accounts.

At December 31, 2004, the Company had $43.0 million in interest-sensitive assets compared to $91.7 million in interest-sensitive liabilities (of which $69.7 million are considered core deposits) that will mature or reprice within a year.

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

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company's Common Stock was held by 616 registered holders of record as of March 1, 2004 and is quoted on the OTC Bulletin Board under the symbol "TCBA." To date there has been no regular and liquid market for the common stock, and there can be no assurance that a regular and liquid trading market will develop in the foreseeable future.

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

                       Per Share
                       Bid Prices
                   -----------------
                    High       Low
                   ------     ------
2004
1st Quarter        $18.00     $13.85
2nd Quarter        $18.20     $17.00
3rd Quarter        $19.25     $17.70
4th Quarter        $19.75     $18.30

2003
1st Quarter        $10.50     $10.00
2nd Quarter        $10.65     $10.20
3rd Quarter        $14.00     $10.25
4th Quarter        $14.50     $12.75

No cash or other dividends were declared or paid during the years ended December 31, 2004 or 2003. The Company expects that all Company and Bank earnings, if any, will be retained to finance the growth of the Company and the Bank and that no cash dividends will be paid for the foreseeable future.

                           TARPON COAST BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2004 and 2003
               (Dollar amounts in thousands except per share data)

                                                                       2004              2003
                                                                   -------------     -------------
ASSETS
Cash and due from financial institutions                           $       4,959     $       8,039
Federal funds sold                                                         1,677             4,425
                                                                   -------------     -------------
      Cash and cash equivalents                                            6,636            12,464
Securities available for sale                                             29,135            20,437
Loans, net of allowance of $1,148 and $1,007                             103,009            82,701
Restricted securities                                                        358               668
Premises and equipment, net                                                5,433             5,320
Accrued interest receivable and other assets                               1,062               967
                                                                   -------------     -------------
                                                                   $     145,633     $     122,557
                                                                   -------------     -------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
      Non-interest bearing                                         $      34,488     $      17,279
      Interest bearing                                                    97,517            94,673
                                                                   -------------     -------------
           Total deposits                                                132,005           111,952
Repurchase agreements                                                      2,686               624
Accrued interest payable and other liabilities                               461                83
                                                                   -------------     -------------
      Total liabilities                                                  135,152           112,659

Shareholders' equity
      Preferred stock, no par value; 2,000,000 shares
        authorized; none issued                                                -                 -
      Common stock, $.01 par value; 10,000,000 shares
        authorized; 1,182,151 shares issued and outstanding                   12                12
      Additional paid-in capital                                          10,941            10,941
      Accumulated deficit                                                   (319)             (970)
      Accumulated other comprehensive income (loss)                         (153)              (85)
                                                                   -------------     -------------
           Total shareholders' equity                                     10,481             9,898
                                                                   -------------     -------------
                                                                   $     145,633     $     122,557
                                                                   =============     =============

                             See accompanying notes.

                                                                             11.

                           TARPON COAST BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2004, 2003 and 2002
               (Dollar amounts in thousands except per share data)

                                                              2004              2003              2002
                                                          -------------     -------------     -------------
INTEREST AND DIVIDEND INCOME
    Loans, including fees                                 $       5,672     $       5,231     $       4,732
    Taxable securities                                              948               794               979
    Federal funds sold and other                                     68                42               112
                                                          -------------     -------------     -------------
                                                                  6,688             6,067             5,823
INTEREST EXPENSE
    Deposits                                                      1,129             1,580             2,002
    Federal funds purchased and repurchase agreements                24                18                17
                                                          -------------     -------------     -------------
                                                                  1,153             1,598             2,019
                                                          -------------     -------------     -------------

NET INTEREST INCOME                                               5,535             4,469             3,804

PROVISION FOR LOAN LOSSES                                           130               213               225
                                                          -------------     -------------     -------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES               5,405             4,256             3,579

NON-INTEREST INCOME
    Service charges on deposit accounts                             309               337               284
    Secondary market fees                                           407               742               619
    Commissions on sales of investment products                     516               575               517
    Net gains on sales of securities                                  -                15                 -
    Other                                                            99                53                90
                                                          -------------     -------------     -------------
                                                                  1,331             1,722             1,510
NON-INTEREST EXPENSE
    Salaries and employee benefits                                3,162             3,090             2,841
    Occupancy and equipment                                         890               799               812
    Outsourcing and professional fees                               781               694               699
    Stationary and supplies                                         112               113                98
    Marketing                                                       165               127               137
    Communications                                                   97                90                93
    Other                                                           483               316               298
                                                          -------------     -------------     -------------
                                                                  5,690             5,229             4,978
                                                          -------------     -------------     -------------

INCOME BEFORE INCOME TAXES                                        1,046               749               111

INCOME (TAXES) BENEFIT                                             (395)              423               152
                                                          --------------    -------------     -------------

NET INCOME                                                $         651     $       1,172     $         263
                                                          =============     =============     =============

EARNINGS PER SHARE:
    Basic                                                 $        0.55    $         0.99    $         0.22
    Diluted                                               $        0.53    $         0.97    $         0.22

                             See accompanying notes.

                                                                             12.

                           TARPON COAST BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2004, 2003 and 2002
               (Dollar amounts in thousands except per share data)

                                                                                                     Accumulated
                                                                                                        Other
                                                                       Additional                   Comprehensive       Total
                                                           Common        Paid-In      Accumulated       Income       Shareholders'
                                                Shares      Stock        Capital        Deficit         (Loss)          Equity
                                              ---------  -----------  -------------  -------------   -------------   -------------
BALANCE AT JANUARY 1, 2002                    1,182,151  $        12  $      10,941  $      (2,405)  $          71   $       8,619

Comprehensive income:
   Net income                                         -            -              -            263               -             263
   Change in net unrealized gain (loss) on
     securities available for sale, net of
     tax effects                                      -            -              -              -              73              73
                                                                                                                     -------------
           Total comprehensive income                 -            -              -              -               -             336
                                              ---------  -----------  -------------  -------------   -------------   -------------

BALANCE AT DECEMBER 31, 2002                  1,182,151           12         10,941         (2,142)            144           8,955

Comprehensive income:
   Net income                                         -            -              -          1,172               -           1,172
   Change in net unrealized gain (loss) on
     securities available for sale, net of
     tax effects                                      -            -              -              -            (229)           (229)
                                                                                                                     -------------
       Total comprehensive income                     -            -              -              -               -             943
                                              ---------  -----------  -------------  -------------   -------------   -------------

BALANCE AT DECEMBER 31, 2003                  1,182,151           12         10,941           (970)            (85)          9,898

Comprehensive income:
   Net income                                         -            -              -            651               -             651
   Change in net unrealized gain (loss) on
     securities available for sale, net of
     reclassification and tax effects                 -            -              -              -             (68)            (68)
                                                                                                                     -------------
       Total comprehensive income                     -            -              -              -               -             583
                                              ---------  -----------  -------------  -------------   -------------   -------------

BALANCE AT DECEMBER 31, 2004                  1,182,151  $        12  $      10,941  $        (319)  $        (153)  $      10,481
                                              =========  ===========  =============  =============   =============   =============

                             See accompanying notes.

                                                                             13.

                           TARPON COAST BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2004, 2003 and 2002
               (Dollar amounts in thousands except per share data)

                                                              2004               2003             2002
                                                          -------------     -------------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                     $         651     $       1,172     $         263
    Adjustments to reconcile net income (loss)
      to net cash from operating activities
        Provision for loan losses                                   130               213               225
        Depreciation and amortization                               359               374               409
        Deferred tax benefit                                        185              (423)             (152)
        Net realized (gain) loss on sales of securities               -               (15)                -
        Net change in:
            Other assets                                           (246)              153                (1)
            Accrued expenses and other liabilities                  378              (493)              328
                                                          -------------     --------------    -------------
                Net cash from operating activities                1,457               981             1,072

CASH FLOWS FROM INVESTING ACTIVITIES
    Available-for-sale securities:
        Sales                                                         -               517                 -
        Maturities, prepayments and calls                        13,824            13,183            11,928
        Purchases                                               (22,624)          (20,832)           (6,854)
    Loan originations and payments, net                         (20,438)          (11,809)          (16,469)
    Additions to premises and equipment                            (472)             (871)             (139)
    Redemptions (Purchases) of restricted securities                310              (101)              (64)
                                                          -------------     -------------     -------------
        Net cash from investing activities                      (29,400)          (19,913)          (11,598)

CASH FLOWS FROM FINANCING ACTIVITIES
    Net change in deposits                                       20,053            23,528             3,607
    Net change in customer repurchase agreements                  2,062              (185)             (845)
                                                          -------------     -------------     -------------
        Net cash from financing activities                       22,115            23,343             2,762
                                                          -------------     -------------     -------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                          (5,828)            4,411            (7,764)

BEGINNING CASH AND CASH EQUIVALENTS                              12,464             8,053            15,817
                                                          -------------     -------------     -------------

ENDING CASH AND CASH EQUIVALENTS                          $       6,636     $      12,464     $       8,053
                                                          -------------     -------------     -------------

SUPPLEMENTAL CASH FLOW INFORMATION:
    Interest paid                                         $       1,159     $       1,610     $       2,043
    Income taxes paid                                                 -                 -                 -

                             See accompanying notes.

                                                                             14.

                           TARPON COAST BANCORP, INC.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of Tarpon Coast Bancorp, Inc. and its wholly-owned subsidiary, Tarpon Coast National Bank (the Bank) with its wholly-owned subsidiary, Tarpon Coast Financial Services, Inc., together referred to as "the Company". Intercompany transactions and balances are eliminated in consolidation.

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

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions.

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

                                                                             15.

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

All interest accrued but not received on loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

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

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

                                                                             16.

                           TARPON COAST BANCORP, INC.

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

                                                2004          2003          2002
                                             ----------    ----------    ----------
Net income as reported                       $      651    $    1,172    $      263
Deduct:  Stock-based compensation expense
  determined under fair value based method          (44)          (15)           (5)
                                             ----------    ----------    ----------

     Pro forma net income                    $      607    $    1,157    $      258

Basic earnings per share as reported         $      .55    $      .99    $      .22
Pro forma basic earnings per share           $      .51    $      .97    $      .22

Diluted earnings per share as reported       $      .53    $      .97    $      .22
Pro forma diluted earnings per share         $      .49    $      .96    $      .22

                                                                             17.

                           TARPON COAST BANCORP, INC.

The pro forma effects are computed using option-pricing models, using the following weighted-average assumptions as of grant date.

                                   2004     2003     2002
                                  ------   ------   ------
Risk-free interest rate            4.20%    3.90%    3.40%
Expected option life in years      9.00     9.00     9.00
Expected stock price volatility   32.40%   42.77%   40.22%
Dividend yield                        -%       -%       -%

Securities Sold Under Agreements to Repurchase: Securities sold under agreements to repurchase are accounted for as a financing and the obligation to repurchase the security sold is reflected as a liability in the consolidated balance sheet. The Bank pledges securities in varying amounts to cover its obligation under the agreements.

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

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options and warrants.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

Adoption of New Accounting Standards: During 2004, the adoption of new accounting standards did not materially affect the Company's operating results or financial condition.

Effect of Newly Issued But Not Yet Effective Accounting Standards: Recently issued but as not yet effective accounting standards that may possibly affect the Company's reporting of operating results or financial condition include FASB Statement 123 (revised), Accounting for Stock-Based Compensation, FASB Statement 153, Exchanges of Nonmonetary Assets, and Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. FASB Statement 123 (revised) will become effective for the Company beginning in the first quarter of 2006 and will require all public companies to record compensation cost for stock options provided for employees in return for employee service. Such cost is measured at the fair value of the options when granted and is to be expensed over the vesting period. Compensation cost will also be recorded for prior option grants that continue to vest after the date of adoption.

                                                                             18.

                           TARPON COAST BANCORP, INC.

The effect on results of operations in future periods will depend on the level of future option grants, fair values and vesting periods and, accordingly, cannot currently be determined. Existing options that will vest after the adoption date are expected to result in additional after-tax compensation expense of $44 thousand in each of the years 2006 and 2007 with a remaining cost of $56 thousand to be recognized as expense variously from 2008 through 2013. The effect of the other recently issued accounting standards are not expected to have a material effect on the Company's operating results or financial condition.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $300 and $760 was required to meet regulatory reserve and clearing requirements at year-end 2004 and 2003. These balances do not earn interest.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. The approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus. Further, regulations preclude the Bank from paying cash dividends out of a deficit retained earnings. As of December 31, 2004, the Company cannot pay dividends without appropriate regulatory approval.

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

                                                                             19.

                           TARPON COAST BANCORP, INC.

NOTE 2 - SECURITIES

The fair value of securities available for sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

                                                                       Gross             Gross
                                                     Fair           Unrealized        Unrealized
                                                     Value             Gains            Losses
                                                 -------------     -------------     ------------
2004
    U.S. Government and federal agency           $       9,867     $           -     $       (28)
    Mortgage-backed and CMO's                           17,268                62            (270)
    Corporate                                            2,000                 5               -
                                                 -------------     -------------     -----------
                                                 $      29,135     $          67     $      (298)
                                                 =============     =============     ===========
2003
    Mortgage-backed and CMO's                    $      20,437     $         121     $      (251)
                                                 =============     =============     ===========

Sales of available for sale securities were as follows:

                           2004    2003   2002
                           ----    ----   ----
Proceeds                      -    $517      -
Gross gains                   -      15      -
Gross losses                  -       -      -

The fair value of debt securities at year end 2004 by contractual maturity were as follows. Securities not due at a single maturity date, primarily collateralized mortgage obligations are shown separately.

Due in one year or less          $ 8,886
Due from one to five years         2,981
Mortgage-backed and CMO's         17,268
                                 -------
    Total                        $29,135
                                 =======

Securities pledged at year-end 2004 and 2003 had a carrying amount of $5,142 and $3,828 and were pledged to secure public deposits and repurchase agreements.

At year-end 2004 and 2003, there were no holdings of securities of any one issuer, other than mortgage-backed and CMO securities, in an amount greater than 10% of shareholders' equity.

At December 31, 2004, the Company has mortgage-backed and CMO securities of $12,620 and U.S. Government Agency securities of $9,867 with unrealized losses of $270 and $28, respectively, not recognized in income. Mortgage-backed and CMO securities of $8,284 with unrealized losses of $245 at December 31, 2004 have been in an unrealized loss position for more than one year. These securities are issued by U.S. sponsored enterprises and the losses are believed to be a temporary situation due to market interest rate fluctuations.

                                                                             20.

                           TARPON COAST BANCORP, INC.

At December 31, 2003, the Company has $10,906 in mortgage-backed and CMO securities with unrealized losses of $251 not recognized in income. The securities are issued by U.S. sponsored enterprises and the losses are believed to be a temporary situation due to market interest rate fluctuations. The securities have been in an unrealized loss position for less than 12 months.

NOTE 3 - LOANS

Loans at year-end were as follows:

                                                     2004           2003
                                                  ----------     ----------
Commercial                                        $    7,330     $    8,419
Real estate:
     Residential                                      43,072         31,856
     Commercial                                       39,086         30,347
Consumer                                              14,457         13,251
                                                  ----------     ----------
     Subtotal                                        103,945         83,873
Less: net deferred loan costs (fees)                     212           (165)
     Allowance for loan losses                        (1,148)        (1,007)
                                                  ----------     ----------

     Loans, net                                   $  103,009     $   82,701
                                                  ==========     ==========

Activity in the allowance for loan losses was as follows.

                             2004       2003       2002
                            -------    -------    -------
Beginning balance           $ 1,007    $   916    $   803
Provision for loan losses       130        213        225
Loans charged-off               (80)      (131)      (146)
Recoveries                       91          9         34
                            -------    -------    -------
     Ending balance         $ 1,148    $ 1,007    $   916
                            -------    -------    -------

Impaired loans were as follows.

                                                     2004     2003
                                                    ------   ------
Year-end loans with no allocated allowance
  for loan losses                                   $    -   $    -
Year-end loans with allocated allowance
  for loan losses                                      145      227
                                                    ------   ------

                                                    $  145   $  227
                                                    ======   ======

Amount of the allowance for loan losses allocated   $   54   $   94
                                                    ======   ======

                                                                             21.

                           TARPON COAST BANCORP, INC.

                                                2004     2003     2002
                                               ------   ------   ------
Average of impaired loans during the year      $  168   $  807   $  848
Interest income recognized during impairment        -        -        -
Cash-basis interest income recognized               -        -        -

Nonperforming loans were as follows:

                                               2004     2003
                                               ----     ----
Loans past due over 90 days still on accrual   $  -       -
Nonaccrual loans                                145     227

NOTE 4 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows.

                                      2004       2003
                                    --------   --------
Land                                $  2,257   $  2,257
Buildings                              2,540      2,540
Furniture, fixtures and equipment      2,245      2,060
Construction in progress                 287          -
                                    --------   --------
                                       7,329      6,857
Less: accumulated depreciation         1,896      1,537
                                    --------   --------

                                    $  5,433   $  5,320
                                    ========   ========

Depreciation expense was $359, $374 and $409 for 2004, 2003 and 2002.

Rent expense was $73, $46 and $41 for 2004, 2003 and 2002. Rent commitments under noncancelable operating leases were as follows, before considering renewal options that generally are present.

2005           $  61
2006              25
2007               -
2008               -
2009               -
Thereafter         -
               -----

               $  86
               =====

                                                                             22.

                           TARPON COAST BANCORP, INC.

NOTE 5 - DEPOSITS

Time deposits of $100 thousand or more were $12,014 and $7,446 at year-end 2004 and 2003.

Scheduled maturities of time deposits for the next five years were as follows.

2005        $ 22,002
2006           5,863
2007               -
2008               -
2009               -

NOTE 6 - BENEFIT PLAN

401(k) Plan: A 401(k) benefit plan allows employee contributions up to 15% of their compensation, which are matched equal to 50% of the first 6% of the compensation contributed. Expense for 2004, 2003 and 2002 was $55, $62 and $42.

NOTE 7 - INCOME TAXES

Income tax expense (benefit) was as follows.

                                                2004               2003              2002
                                            -------------     -------------     -------------
Current tax                                 $         483     $         296     $         188
Net operating loss carryforward benefit              (273)             (296)             (188)
Tax valuation allowance                                 -              (611)             (192)
Deferred taxes                                        185               188                40
                                            -------------     -------------     -------------

                                            $         395     $        (423)    $        (152)
                                            =============     =============     =============

Effective tax rates differ from federal statutory rate of 34% applied to income before income taxes due to the following.

                                                           2004       2003       2002
                                                          -------    -------    -------
Federal statutory rate times financial statement income   $   356    $   255    $    38
Effect of:
     Change in valuation allowance                              -       (611)      (192)
     Reclassification of deferred tax assets                    -       (108)         -
     State taxes, net of federal benefit                       38         27          4
     Other, net                                                 1         14         (2)
                                                          -------    -------    -------

                                                          $   395    $  (423)   $  (152)
                                                          =======    =======    =======

                                                                             23.

                           TARPON COAST BANCORP, INC.

Year-end deferred tax assets and liabilities were due to the following.

                                                              2004     2003
                                                            -------   -------
Deferred tax assets:
     Allowance for loan losses                              $   375   $   327
     Net unrealized loss on securities available for sale        78        44
     Deferred loan fees                                          55        45
     Net operating loss carryforwards                             -       273
     Other                                                       34         -
                                                            -------   -------
                                                                542       689
Deferred tax liabilities:
     Depreciation                                                74        70
     Net unrealized gain on securities available for sale         -         -
                                                            -------   -------
                                                                 74        70

Valuation allowance                                               -         -
                                                            -------   -------

Net deferred tax asset                                      $   468   $   619
                                                            =======   =======

NOTE 8 - RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2004 were as follows.

Beginning balance                        $       3,948
New loans and renewals                           1,320
Effect of changes in related parties                 -
Repayments                                        (708)
                                         -------------

     Ending balance                      $       4,560
                                         =============

Deposits from principal officers, directors, and their affiliates at year-end 2004 and 2003 were $2,625 and $2,500.

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

STOCK OPTIONS - Options to buy stock are granted to officers and employees under the Company's Incentive Stock Option Plan, which provides for issue of up to 125,000 options. Exercise price is the market price at date of grant, so there is no compensation expense recognized in the income statement. Options granted expire after 10 years and are exercisable in 10% increments beginning on the date of grant and continuing annually until fully exercisable.

A summary of the activity in the plan is as follows.

                                      2004                   2003                   2002
                              --------------------   --------------------   -------------------
                                          Weighted               Weighted               Weighted
                                          Average                Average                Average
                                          Exercise               Exercise               Exercise
                               Shares      Price      Shares      Price      Shares       Price
                              --------    --------   --------    --------   --------    --------
Outstanding at beginning
      of year                  119,000    $  10.13    117,500    $ 10.13     116,000    $ 10.15
Granted                          1,500       19.75      2,500      10.25       1,500      10.00
Exercised                            -           -         -           -           -          -
Forfeited or expired                 -           -     (1,000)     10.00           -          -
                              --------    --------   --------    -------    --------    -------
Outstanding at end of year     120,500    $  10.25    119,000    $ 10.13     117,500    $ 10.13
                              ========    ========   ========    =======    ========    =======

Options exercisable
  at year-end                   72,400                 60,100                 48,700
                              ========               ========               ========

Weighted average fair value
    of options granted
      during year             $   9.71               $   3.05               $   5.07
                              ========               ========               ========

                                                                             25.

                           TARPON COAST BANCORP, INC.

Options outstanding at year-end 2004 were as follows.

                                        Outstanding                   Exerciseable
                              ---------------------------------    -----------------
                                         Weighted
                                          Average      Weighted             Weighted
   Range of                              Remaining      Average              Average
   Exercise                             Contractual    Exercise             Exercise
    Prices                    Number       Life          Price     Number     Price
-------------                 -------   -----------    --------    ------   --------
$7.25-$8.10                     8,000       5.1        $   7.78     3,550   $   7.79
$9.13-$9.50                    26,000       5              9.49    13,000       9.49
$10.00-$10.25                  66,500       3.6           10.01    44,700      10.00
$10.50-$12.50                   6,000       4.6           11.33     3,500      11.36
$13.00-$13.25                  12,500       4             13.05     7,500      13.05
$19.75                          1,500       9.9           19.75       150      19.75
                              -------                              ------

Outstanding at year end       120,500                              72,400
                              -------                              ------

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

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2004 and 2003, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                             26.

                           TARPON COAST BANCORP, INC.

Actual and required capital amounts (in millions) and ratios for the Bank are presented below at year-end.

                                                                                       To Be Well
                                                                                    Capitalized Under
                                                                   For Capital      Prompt Corrective
                                                     Actual      Adequacy Purposes  Action Provisions
                                               ----------------  -----------------  -----------------
                                                Amount   Ratio    Amount    Ratio    Amount    Ratio
                                               --------  ------  --------   ------  --------   ------
2004
Total Capital to risk weighted assets          $ 11,622  10.53%   $ 8,830   8.00%   $ 11,037   10.00%
Tier 1 (Core) Capital to risk weighted assets    10,474   9.49      4,415   4.00       6,622    6.00
Tier 1 (Core) Capital to average assets          10,474   7.21      5,811   4.00       7,264    5.00

2003
Total Capital to risk weighted assets          $ 10,053  11.55%   $ 6,963   8.00%   $  8,704   10.00%
Tier 1 (Core) Capital to risk weighted assets     9,046  10.39      3,483   4.00       5,224    6.00
Tier 1 (Core) Capital to average assets           9,046   7.39      4,896   4.00       6,120    5.00

Banking regulations limit capital distributions by national banks. Generally, capital distributions are limited to undistributed net income for the current and prior two years. At year-end 2004, no amount was available to pay dividends to the holding company without prior regulatory approval.

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

                                                                             27.

                           TARPON COAST BANCORP, INC.

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year-end.

                                                      2004                2003
                                               ------------------  ------------------
                                                Fixed    Variable    Fixed   Variable
                                                 Rate      Rate      Rate      Rate
                                               --------  --------  --------  --------
Commitments to make loans                      $ 19,117  $ 19,763  $ 20,775  $  1,916
Unused lines of credit and letters of credit        766     5,322        77     5,047

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 6.00% to 8.75% and maturities ranging from 1 year to 15 years.

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

NOTE 12 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end:

                                                                             2004                                2003
                                                                -------------------------------     -------------------------------
                                                                   Carrying           Fair            Carrying            Fair
                                                                    Amount            Value            Amount             Value
                                                                -------------     -------------     -------------     -------------
Financial assets
     Cash and due from financial institutions                   $       4,959     $       4,959     $       8,039     $       8,039
     Federal funds sold                                                 1,677             1,677             4,425             4,425
     Securities available for sale                                     29,135            29,135            20,437            20,437
     Loans, net                                                       103,009           100,077            82,701            84,543
     Restricted securities                                                358               358               668               668
     Accrued interest receivable                                          406               406               363               363

Financial liabilities
     Deposits                                                        (132,005)         (131,056)         (111,952)         (107,681)
     Repurchase agreements                                             (2,686)           (2,686)             (624)             (624)
     Accrued interest payable                                             (31)              (31)              (37)              (37)

                                                                             28.

                           TARPON COAST BANCORP, INC.

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, restricted securities, accrued interest receivable and payable, demand deposits, repurchase agreements, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. Off balance-sheet items, such as loan commitments, are generally short-term with minimal fees charged and the fair value is not considered significant.

NOTE 13 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Tarpon Coast Bancorp, Inc. follows:

                            CONDENSED BALANCE SHEETS,
                           December 31, 2004 and 2003

                                                            2004               2003
                                                        -------------     -------------
ASSETS
Cash and cash equivalents                               $         141     $         490
Investment in subsidiaries                                     10,321             9,406
Other assets                                                       19                 2
                                                        -------------     -------------

      Total assets                                      $      10,481     $       9,898
                                                        =============     =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity                                    $      10,481     $       9,898
                                                        -------------     -------------

      Total liabilities and shareholders' equity        $      10,481     $       9,898
                                                        =============     =============

                                                                             29.

                           TARPON COAST BANCORP, INC.

NOTE 13 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
  (Continued)

                         CONDENSED STATEMENTS OF INCOME
                  Years ended December 31, 2004, 2003 and 2002

                                                        2004              2003              2002
                                                    -------------     -------------     -------------
Interest income                                     $           3     $          13     $          25

Noninterest expense                                            53                39                38
                                                    -------------     -------------     -------------

Income before income tax and undistributed
  subsidiary income                                           (50)              (26)              (13)

Income tax expense (benefit)                                  (19)                -                 -

Equity in undistributed subsidiary income                     682             1,198               276
                                                    -------------     -------------     -------------

Net income                                          $         651     $       1,172     $         263
                                                    =============     =============     =============

                       CONDENSED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2004, 2003 and 2002

                                                                   2004              2003              2002
                                                              -------------     -------------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                  $         651     $       1,172     $         263
  Adjustments:
    Change in other assets                                              (18)
    Equity in undistributed subsidiary income                          (682)           (1,198)             (276)
                                                              -------------     -------------     -------------
      Net cash from operating activities                                (49)              (26)              (13)

CASH FLOWS FROM INVESTING ACTIVITIES
  Investments in subsidiaries                                          (300)             (500)             (400)
                                                              -------------     -------------     -------------
    Net cash from investing activities                                 (300)             (500)             (400)
                                                              -------------     -------------     -------------

Net change in cash and cash equivalents                                (349)             (526)             (413)

Beginning cash and cash equivalents                                     490             1,016             1,429
                                                              -------------     -------------     -------------

ENDING CASH AND CASH EQUIVALENTS                              $         141     $         490     $       1,016
                                                              =============     =============     =============

                                                                             30.

                           TARPON COAST BANCORP, INC.

NOTE 14 - EARNINGS (LOSS) PER SHARE

The factors used in the earnings per share computation follow.

                                                    2004                 2003                 2002
                                               ---------------     ----------------     ---------------
Basic
  Net income                                   $           651     $          1,172     $           263
                                               ===============     ================     ===============

  Weighted average common shares outstanding         1,182,151            1,182,151           1,182,151
                                               ---------------     ----------------     ---------------

  Basic earnings (loss) per common share       $           .55     $            .99     $           .22
                                               ---------------     ----------------     ---------------

Diluted
  Net income                                   $           651     $          1,172     $           263
                                               ===============     ================     ===============

  Weighted average common shares
    outstanding for basic earnings per
    common share                                     1,182,151            1,182,151           1,182,151
  Add: Dilutive effects of assumed
    exercises of warrants and stock options             45,917               25,116                 832
                                               ---------------     ----------------     ---------------

       Average shares and dilutive potential
         common shares                               1,228,068            1,207,267           1,182,983
                                               ---------------     ----------------     ---------------

  Diluted earnings per common share            $           .53     $            .97     $           .22
                                               ---------------     ----------------     ---------------

Stock options for 7,050 shares of common stock were not considered in computing diluted earnings per common share for 2002 because they were antidilutive. Stock options and warrants for 42,243 and 16,131 were not considered in computing diluted earnings per common share for 2003 because they were antidilutive. There were no anitidilutive stock options or warrants in 2004.

NOTE 15 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows.

                                                           2004                 2003                2002
                                                      ---------------     -----------------    ---------------
   Unrealized holding gains (losses) on
     available-for-sale securities                    $          (102)    $            (332)   $           111
   Less reclassification adjustments for gains
     and losses later recognized in income                          -                    15                  -
                                                      ---------------     -----------------    ---------------
   Net unrealized gains and losses                               (102)                 (347)               111
   Tax effect                                                      34                   118                (38)
                                                      ---------------     -----------------    ---------------

Other comprehensive income (loss)                     $           (68)    $            (229)   $            73
                                                      ===============     =================    ===============

                                                                             31.

                           TARPON COAST BANCORP, INC.

NOTE 16 - SUBSEQUENT EVENT

On February 24, 2005, the Company entered into an Agreement and Plan of Merger ("Agreement") with First Busey Corporation ("FBC") and FBC Acquisition III Corp.(a wholly owned subsidiary of FBC), to acquire all of the issued and outstanding stock of the Company for $27 per share. Under the terms of the Agreement, shares of Company common stock will be converted into shares of FBC common stock and cash, subject to the stock and cash parameters and proration provisions of the Agreement. The closing of the acquisition is subject to a number of conditions, including receipt of prior approval from the bank regulatory agencies and approval of the Agreement by the shareholders of the Company.

                                                                             32.

             Report of Independent Registered Public Accounting Firm

Board of Directors
Tarpon Coast Bancorp, Inc.
Port Charlotte, Florida

We have audited the accompanying consolidated balance sheets of Tarpon Coast Bancorp, Inc. ("Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

                          Crowe Chizek and Company LLC

Fort Lauderdale, Florida
February 17, 2005

                                                                             33.

Board of Directors and Stockholders
of Tarpon Coast Bancorp, Inc.
Port Charlotte, Florida

                          INDEPENDENT AUDITORS' REPORT

We have audited the consolidated statement of operations, stockholders equity and cash flows of Tarpon Coast Bancorp, Inc., and its subsidiaries Tarpon Coast National Bank and Tarpon Coast Financial Services, Inc. (collectively, the Company) for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, of Tarpon Coast Bancorp, Inc. and subsidiaries the consolidated results of their operations and their consolidated cash flows for the year ended December 31, 2002 in conformity with U.S. generally accepted accounting principles.

                                            Hill, Barth & King LLC
                                            Certified Public Accountants

Naples, Florida
January 28, 2003

                                                                             34.

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

FOR THE BANK:

JAMES W. HERSTON                         WILLIAM A. HOLT, D.O.           LYNN A. BEVIS
President & CEO                          Practicing Physician            Realtor
Herston Engineering Services, Inc.                                       Re/Max Harbor Realty

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

ODETTE EMBRY            PATRICIA A. KUHAR    JOHN MILONE                   JOHN J. PAPPA
Vice-President &        Vice-President &     Vice-President & Investment   Vice-President &
Mortgage Department     Lending Officer      Services Manager, Tarpon      Information Technology
Manager for the Bank    for the Bank         Financial Services, Inc.      Officer for the Bank

OTHER

CORPORATE COUNSEL                  EXECUTIVE OFFICE                TRANSFER AGENT & REGISTRAR
John P. Greeley, Esq.              1490 Tamiami Trail              American Stock Transfer & Trust Co.
Smith Mackinnon, P.A.              Port Charlotte, Florida 33948   6201 15th Avenue
255 South Orange Avenue, #800      Phone  941-629-8111             Brooklyn, New York 11219
Orlando, Florida 32801

INDEPENDENT ACCOUNTANTS
Crowe Chizek and Company LLC
899 W. Cypress Creek Road,
 Suite 917
Ft. Lauderdale, Florida 33309

                                       35